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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 23, 2013

Registration No. 333-188608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO

Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Gaming and Leisure Properties, Inc.
(Exact name of registrant as specified in governing instruments)

825 Berkshire Blvd., Suite 400
Wyomissing, Pennsylvania 19610
(610) 373-2400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William J. Clifford
Chief Financial Officer
825 Berkshire Blvd., Suite 400
Wyomissing, Pennsylvania 19610
(610) 373-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Daniel A. Neff
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

        This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the spin-off of the Registrant from Penn National Gaming, Inc. (as described in the Prospectus which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the spin-off will be consummated as contemplated by the Prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 23, 2013

PROSPECTUS

         Gaming and Leisure Properties, Inc.
[    •    ] Shares of Common Stock, Par Value $0.01 Per Share

         This Prospectus is being furnished to you as a shareholder of Penn National Gaming, Inc. ("Penn") in connection with the pro rata distribution (the "Spin-Off") to Penn shareholders, following the Carlino Stock Exchange (as defined below), of all of the outstanding shares of common stock of Gaming and Leisure Properties, Inc. (the "Registrant," "Company" or "GLPI"), currently a wholly-owned subsidiary of Penn that at the time of the distribution will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the Hollywood Casino Baton Rouge and the Hollywood Casino Perryville, owned by Penn immediately prior to the Spin-Off. This Prospectus also covers up to [    •    ] shares of our common stock that may be issuable pursuant to outstanding awards granted under Penn's long term incentive compensation plans to individuals who, at the time of the Spin-Off, are no longer employed by or serving on the board of directors of Penn or GLPI.

         To implement the Spin-Off, Penn (and its affiliates) and the Company will effect a series of restructuring transactions following which Penn will distribute all outstanding shares of GLPI common stock to the holders of Penn common and preferred stock. Each of you, as a holder of Penn common stock or Penn Series C convertible preferred stock, par value $0.01 per share (the "Penn Series C preferred stock"), will receive one share of common stock of GLPI for every share of Penn common stock and every 1/1,000th of a share of Penn Series C preferred stock that you held at the close of business on [    •    ], 2013, the record date for the Spin-Off. Peter M. Carlino, who we sometimes refer to as "Mr. Carlino," will also exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off (the "Carlino Stock Exchange") and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off (the "Carlino Option Exchange," and together with the Carlino Stock Exchange, the "Compliance Exchanges" and, together with the Spin-Off, the "Separation"). Penn will engage in the Compliance Exchanges with Mr. Carlino to ensure that each member of the Carlino family beneficially owns less than 10% of the outstanding shares of Penn common stock for certain federal tax purposes following the Separation, so that GLPI can qualify to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes. Absent a re-alignment of the ownership interests of Mr. Carlino and/or other persons related to the Carlino family, GLPI will not be able to qualify as a REIT and the Spin-Off may not occur.

         Immediately after the Spin-Off is completed, GLPI will be a separate public company. All of the outstanding shares of the common stock of GLPI are currently owned directly or indirectly by Penn. Accordingly, there currently is no public trading market for the common stock of GLPI. GLPI intends to list its common stock under the ticker symbol "GLPI" on the NASDAQ Stock Market.

         We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, which we currently expect to occur commencing with our taxable year beginning on January 1, 2014 (the "REIT Conversion"). To assist us in qualifying to be taxed as a REIT, among other purposes, our charter will contain certain restrictions relating to the ownership and transfer of our stock, including and subject to certain exceptions with respect to certain members of the Carlino family and FIF V PFD LLC, an affiliate of Fortress Investment Group LLC that is referred to in this Prospectus as Fortress, a provision generally restricting shareholders from owning more than [    •    ]% by value or number of shares, whichever is more restrictive, of our outstanding shares of capital stock without the prior consent of our board of directors. See "Description of Capital Stock of GLPI—Restrictions on Ownership and Transfer" for a detailed description of the ownership and transfer restrictions applicable to our common stock.

         We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the "Securities Act"), and, as such, are allowed (but have elected not) to provide in this Prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010 for limited periods. Please see "Summary—JOBS Act."

        No vote of Penn shareholders is required in connection with the Separation.    Neither Penn nor the Company is asking you for a proxy, and you are not requested to send us a proxy. Penn shareholders will not be required to pay any consideration for the shares of common stock of the Company they receive in the Separation, and (except for Mr. Carlino, Fortress and Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P., as described below) they will not be required to surrender or exchange shares of their Penn common or preferred stock or take any other action in connection with the Separation.

         In reviewing this Prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 13 of this prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is [    •    ], 2013.

i

        You should not assume that the information contained in this Prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date and the Company does not undertake any obligation to update the information unless required to do so by law.

SUMMARY

        This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that may be important to you. For a more complete understanding of our business and the Spin-Off, you should read this summary together with the more detailed information and financial statements appearing elsewhere in this Prospectus. You should read this entire Prospectus carefully, including the "Risk Factors" and "Forward-Looking Statements" sections. "GLPI," "the Company," "we," "our," and "us" refer to GLPI and our subsidiaries.

 Our Company

        GLPI is a newly formed company that was incorporated in Pennsylvania on February 13, 2013. Its principal offices are currently located at 825 Berkshire Blvd., Suite 400, Wyomissing, Pennsylvania. Its main telephone number is currently (610) [    •    ]. GLPI intends to make an election on its federal income tax return for its taxable year beginning on January 1, 2014 to be treated as a REIT, and GLPI, together with an indirectly wholly owned subsidiary of GLPI, GLP Holdings, Inc., will jointly elect to treat each of GLP Holdings, Inc., Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as a "taxable REIT subsidiary" (a "TRS") effective on the first day of the first taxable year of GLPI as a REIT, as defined below.

        Following the distribution of GLPI shares by Penn to Penn's shareholders, GLPI will be a publicly-traded, self-administered, self-managed REIT primarily engaged in the property business, which will consist of owning, acquiring, developing, expanding, managing, and leasing gaming and related facilities. GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        GLPI expects to generate its revenues in the property business primarily by leasing gaming facilities to gaming operators in "triple-net" lease arrangements, a business model common to a number of publicly-traded REITs in other industries and which GLPI expects to exist with respect to any lease transactions that would be entered into by future REIT competitors of GLPI. Initially, GLPI's portfolio will consist of 21 gaming and related facilities (including two properties under development in Dayton, OH and Mahoning Valley, OH). GLP Capital, L.P., a subsidiary of GLPI through which GLPI will own substantially all of its assets, will lease all but two of its gaming and related facilities to Penn Tenant, LLC, a subsidiary of Penn, under a master lease agreement, as discussed below in section "Relationship between GLPI and Penn after the Spin-Off—The Master Lease." Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., both of which will be wholly owned subsidiaries of GLP Holdings, Inc., operate and will operate (following the Spin-Off) the Hollywood Casino Baton Rouge and the Hollywood Casino Perryville, respectively, which are two gaming facilities of GLPI that will not be subject to this master lease agreement, and which we refer to as the "TRS Properties." Our portfolio of 21 properties (including two properties under development in Dayton, OH and Mahoning Valley, OH), comprising approximately 6.6 million square feet of building space and approximately 3,220 acres of owned and leased land, is diversified by location across 13 states. We believe our geographic diversification will limit the effect of changes in any one market on our overall performance.

        Approximately 900 current employees of Penn are expected to be employed by GLPI following the Spin-Off. Substantially all of these employees will be employed at Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., both of which will be wholly owned subsidiaries of GLP Holdings, Inc., in connection with the operation of the TRS Properties.

        To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See "U.S. Federal Income Tax Considerations."

Overview of the Separation

        The board of directors of Penn has announced a plan to separate its operating assets and real property assets, along with their associated liabilities, into two separate, publicly traded companies: an operating entity and a REIT. Penn will accomplish the separation by contributing substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the TRS Properties that will be operated by its TRSs, to GLPI through a series of internal corporate restructurings and then distributing all of the outstanding shares of GLPI common stock owned by Penn immediately prior to the Spin-Off to holders of Penn common stock and Penn Series C preferred stock. Prior to the Spin-Off, GLPI and Penn will enter into a separation and distribution agreement setting forth the mechanics of the Spin-Off, certain organizational matters and other ongoing obligations of Penn and GLPI (the "Separation and Distribution Agreement"). Penn and GLPI or their respective subsidiaries, as applicable, will also enter into a number of other agreements prior to the Spin-Off to provide a framework for the restructuring and for the relationships between GLPI and Penn that will exist following the Closing.

        Upon satisfaction or waiver of the conditions to the Spin-Off, which are described in more detail in "The Separation—Conditions to the Spin-Off," Penn will effect the Spin-Off by distributing one share of common stock of GLPI to the holders of Penn common stock and Penn Series C preferred stock for every share of Penn common stock and 1/1,000th of a share of Penn Series C preferred stock that they will hold at the close of business on [    •    ], 2013, the record date for the Spin-Off.

        As of [    •    ], 2013, members of the Carlino family each beneficially owned [    •    ] or fewer shares of Penn common stock (including stock options and restricted shares), which represents beneficial ownership of approximately [    •    ]% or less of Penn's outstanding common stock for the purpose of determining whether GLPI, directly or indirectly, receives any rent from related party tenants under relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"). See "U.S. Federal Income Tax Considerations—Taxation of GLPI—Requirements for Qualification—General." Penn, GLPI and Mr. Carlino expect to enter into an Exchange Agreement prior to the declaration of the Spin-Off (the "Carlino Exchange Agreement") providing for the Compliance Exchanges, the effect of which will be to reduce the beneficial ownership of Penn of each of the members of the Carlino family immediately following the Separation, for the purpose of determining compliance with the "related party tenant rule," to 9.9% or less of Penn's outstanding common stock, so that GLPI can qualify to be taxed as a REIT for U.S. federal income tax purposes. Absent this re-alignment of ownership interests, GLPI will not be able to qualify as a REIT and the Spin-Off may not occur. The Compliance Exchanges will also result in a corresponding increase in each member of the Carlino family's beneficial ownership of GLPI immediately following the Separation, to approximately [    •    ]% or less of GLPI's outstanding common stock for these purposes.

        The Carlino Exchange Agreement is expected to provide that Mr. Carlino will deliver all of the shares of Penn common stock that he holds (including shares held jointly or through any grantor retained annuity trust, but not including any shares held by the Carlino Family Trust) to Penn on the business day prior to the record date for the Spin-Off in exchange for a number of shares of GLPI common stock having equivalent value, with the value of Penn common stock and GLPI common stock determined for this purpose by applying multiples of 6.8x for Penn (pro forma for the Spin-Off) and 12.5x for GLPI to the projected adjusted EBITDA (defined as net income excluding interest, taxes, stock compensation, depreciation and amortization, and gain or loss on disposal of assets) of Penn and GLPI, respectively, for the calendar year 2013. The Carlino Exchange Agreement is also expected to provide that Mr. Carlino will deliver to Penn, on the second business day following the distribution date for the Spin-Off, the minimum number of options to acquire Penn common stock that must be cancelled so that, immediately following such time, the beneficial ownership of Penn common stock of each of the members of the Carlino family, for the purpose of determining compliance with the "related party tenant rule," will be no greater than 9.9%, and in exchange Mr. Carlino will receive options to acquire GLPI common stock with an equivalent aggregate intrinsic value. The Carlino Exchange Agreement also imposes certain transfer and other restrictions on Mr. Carlino to ensure that GLPI may qualify as a REIT, including a prohibition on any acquisition by Mr. Carlino of shares of Penn common stock that would increase the beneficial ownership of Penn of certain members of the Carlino family (for the purpose of determining whether GLPI, directly or indirectly, receives any rent from related party tenants under relevant provisions of the Code) above 9.9% for so long as Penn is considered a related party tenant of GLPI. Although Mr. Carlino, Penn and GLPI have agreed in principle to effect the Carlino Exchange Agreement as described above, the Carlino Exchange Agreement has not been executed and no assurance can be given that such agreement, or another agreement providing for the Compliance Exchanges, will be executed and delivered.

        Penn and the independent members of Penn's board of directors have engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to Penn's independent directors and to provide an opinion as to the fairness, from a financial point of view, of the contemplated transactions with Peter M. Carlino described above, as well as the contemplated transactions with Fortress described below. On November 15, 2012, the independent members of the board of directors of Penn received a written opinion from Duff & Phelps, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, that the consideration to be received by Peter M. Carlino in the Separation (as described above) is fair from a financial point of view to the shareholders of Penn (other than shareholders who are members of the Carlino family or trusts for their benefit and Fortress, and without giving effect to any impact of the Separation on any particular shareholder other than in its capacity as a shareholder), assuming that the Compliance Exchanges consist solely of the Carlino Stock Exchange according to an exchange ratio determined based on the values and multiples described above. Duff & Phelps' opinion was directed to the independent members of the board of directors of Penn and only addressed the fairness from a financial point of view of the consideration to be received by Mr. Carlino in the Separation, and does not address any other aspect or implication of the Separation, except as described in "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Fortress."

        As of June 30, 2013, there were 12,050 shares of Series B redeemable preferred stock of Penn ("Penn Series B preferred stock") outstanding, 9,750 of which were held by Fortress and 2,300 of which were collectively held by Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P., referred to collectively as Centerbridge. Penn has entered into agreements with the holders of its outstanding Penn Series B preferred stock to redeem for cash, or exchange for Penn Series C preferred stock, all of the outstanding Penn Series B preferred stock prior to the record date of the Spin-Off. Additionally, prior to the record date for the Spin-Off, Penn will have the right to purchase from Fortress the number of shares of Penn Series C preferred stock required to ensure that, immediately following the consummation of the Spin-Off, Fortress will own not more than 9.9% of GLPI's common stock, so that GLPI can qualify to be taxed as a REIT for U.S. federal income tax purposes. For more detail, see "The Separation—Treatment of Penn Preferred Stock in the Spin-Off."

        In the Separation, Penn will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Separation between Penn and GLPI in a manner that, in its best judgment, is in accordance with the provisions of the Code. In connection with its election to be taxed as a REIT for U.S. federal income tax purposes, GLPI will declare a dividend to its shareholders to distribute any accumulated earnings and profits relating to the real property assets and attributable to any pre-REIT years, including any earnings and profits allocated to GLPI in connection with the Separation, to comply with certain REIT qualification requirements (the "Purging Distribution"). We estimate that the Purging Distribution will total approximately $1.05 billion, or approximately $11.92 per share of GLPI common stock outstanding immediately prior to the Purging Distribution. The Purging Distribution will be paid in a combination of cash and GLPI stock, which Penn anticipates will consist of approximately 28% cash and 72% GLPI stock. See "The Separation—The Purging Distribution" for detail, including detail on the calculation of the per share estimate.

        The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and related transactions at any time prior to the distribution date. In addition, the Spin-Off is subject to the satisfaction or waiver of a number of conditions. These conditions include the receipt of all gaming approvals required to be obtained prior to the Spin-Off. See "The Separation—Conditions to the Spin-Off."

Our Relationship with Penn

        To govern their ongoing relationship, in connection with the Spin-Off, Penn and GLPI or their respective subsidiaries, as applicable, will enter into: (i) the Separation and Distribution Agreement, (ii) a master lease agreement (the "Master Lease") pursuant to which GLP Capital, L.P., as landlord, will lease to Penn Tenant, LLC, a subsidiary of Penn, as tenant, the GLPI assets relating to the business of Penn (excluding the TRS Properties), (iii) an agreement relating to tax matters (the "Tax Matters Agreement"), (iv) an agreement pursuant to which Penn will provide certain services to GLPI on a transitional basis (the "Transition Services Agreement") and (v) an agreement relating to employee matters (the "Employee Matters Agreement"). The agreements that we will enter into with Penn in connection with the Spin-Off, including the Separation and Distribution Agreement, Master Lease, Tax Matters Agreement, Employee Matters Agreement and Transition Services Agreement, have been negotiated in the context of the Separation while we are still a wholly owned subsidiary of Penn. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent board of directors or a management team independent of Penn. As a result, although those agreements are generally intended to reflect arm's-length terms, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Accordingly, there can be no assurance that the terms of these agreements will be as favorable for GLPI as would have resulted from negotiations with one or more unrelated third parties.

Financing

        In connection with the Spin-Off, (i) GLPI and its subsidiary, GLP Capital, L.P., expect to enter into senior unsecured credit facilities, comprised of a $850 million revolving credit facility (which is expected to be reduced to $700 million at or about the time of the Spin-Off) and a $300 million term loan facility, and (ii) GLP Capital, L.P. expects to issue $2.05 billion in senior unsecured notes, which senior notes will be guaranteed by GLPI. GLPI and GLP Capital, L.P. expect to have $150 million of indebtedness outstanding under the revolving credit facility immediately following the Spin-Off.

Restrictions on Ownership and Transfer of Our Common Stock

        To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our charter will provide for restrictions on ownership and transfer of our shares of stock, including, subject to certain exceptions, prohibitions on any person beneficially or constructively owning more than [    •    ]% of the outstanding shares of our common

stock or more than [    •    ]% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of our stock. A person that did not acquire more than [    •    ]% of our outstanding stock may become subject to our charter restrictions if repurchases by us cause such person's holdings to exceed [    •    ]% of our outstanding stock. Our board will make exceptions to the ownership limit for certain existing shareholders and, under certain circumstances, our board of directors may also waive the ownership limits. Our charter will provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. We or our designee will have the right to purchase the shares from the trustee at this calculated price as well. A transfer of shares of our capital stock by a shareholder in violation of the limit may be void under certain circumstances. Our [    •    ]% ownership limitation may have the effect of delaying, deferring or preventing a change in control of GLPI, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our shareholders. See "Description of Capital Stock of GLPI—Restrictions on Ownership and Transfer."

        In addition, all of GLPI's outstanding capital stock shall be held subject to applicable gaming laws. Our charter will provide that capital stock of GLPI that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any such unsuitable person or affiliate will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by the unsuitable person or affiliate for the shares or the amount realized from the sale, in each case less a discount in a percentage (up to 100%) to be determined by our board of directors in its sole and absolute discretion. The shares shall additionally be redeemable by GLPI, out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by our board, at a redemption price equal to the lesser of (i) the market price on the date of the redemption notice, (ii) the market price on the redemption date, or (iii) the actual amount paid for the shares by the owner thereof, in each case less a discount in a percentage (up to 100%) to be determined by our board of directors in its sole and absolute discretion. See "Description of Capital Stock of GLPI—Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate."

Our Tax Status

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, which we currently expect to occur commencing with our taxable year beginning on January 1, 2014. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels and the diversity of ownership of our shares. We believe that, at the time of the Spin-Off, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

        Penn has received a private letter ruling from the Internal Revenue Service (the "IRS"), subject to the terms and conditions contained therein, with respect to certain issues relevant to our qualification as a REIT. Although we may generally rely upon the ruling, subject to the completeness and accuracy of the representations made to the IRS, no assurance can be given that the IRS will not challenge our qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

        So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. federal income tax on our net REIT taxable income that we distribute currently to our shareholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax at regular corporate rates and would be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify to be taxed as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property, and the income of our TRSs will be subject to taxation at regular corporate rates. See "U.S. Federal Income Tax Considerations."

JOBS Acts

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley Act");

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary is expected to occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. As described under the caption "Financing," in connection with the Spin-Off (i) GLPI and GLP Capital, L.P. expect to enter into senior unsecured credit facilities, comprised of a $850 million revolving credit facility and a $300 million term loan facility, to be provided by a syndicate of banks and other financial institutions, and (ii) GLP Capital, L.P. expects to issue $2.05 billion in senior unsecured notes, which senior notes will be guaranteed by GLPI, none of which debt is expected to be convertible. Accordingly, we expect that GLPI will no longer be an emerging growth company at the time of the Spin-Off.

        We have elected not to take advantage of any of the reduced disclosure obligations afforded to emerging growth companies by the JOBS Act.

QUESTIONS AND ANSWERS ABOUT GLPI AND THE SPIN-OFF

What are the reasons for the Spin-Off?	The operation of the gaming and property businesses within the current Penn structure presents significant obstacles to successfully achieving the desired level of growth for Penn's gaming business and property business. The Spin-Off is expected to significantly ameliorate these expansion challenges for both businesses.
Penn expects the Spin-Off to facilitate strategic expansion opportunities for the property business by providing GLPI the ability to:
	(i)	pursue transactions with other gaming operators that would not pursue transactions with Penn as a current competitor;
	(ii)	fund acquisitions with its equity on significantly more favorable terms than those that would be available to Penn;
	(iii)	diversify into different businesses in which Penn, as a practical matter, could not diversify, such as hotels, entertainment facilities and office space; and
	(iv)	pursue certain transactions that Penn otherwise would be disadvantaged by or precluded from pursuing due to regulatory constraints.
What is a REIT?

Following the Spin-Off, GLPI intends to qualify and elect to be taxed as a REIT under Sections 856 through 859 of the Code, which GLPI currently expects to occur commencing with its taxable year beginning on January 1, 2014. As a REIT, GLPI generally will not be subject to U.S. federal income tax on its REIT taxable income it distributes to its shareholders. A company's qualification as a REIT depends on its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its stock. GLPI believes that, immediately after the Spin-Off, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its manner of operation enables it to meet the requirements for qualification and taxation as a REIT. GLPI anticipates that distributions it makes to its shareholders generally will be taxable to its shareholders as ordinary income, although a portion of the distributions may be designated by GLPI as qualified dividend income or capital gain or may constitute a return of capital. For a more complete discussion of the U.S. federal income tax treatment of distributions to shareholders of GLPI, see "U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders."

How will the Spin-Off occur?

Penn will effect the Spin-Off via a distribution to its shareholders of all of the outstanding shares of common stock of GLPI owned by Penn immediately prior to the Spin-Off. To complete the Separation, in addition to the Spin-Off, Penn will effect the Compliance Exchanges (pursuant to which Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off). Together, the shares of common stock of GLPI distributed to shareholders in the Spin-Off and the shares of common stock of GLPI exchanged with Mr. Carlino will be 100% of the common stock of GLPI outstanding immediately prior to the Separation.

How many shares of GLPI will I receive?

Unless otherwise determined by the Penn board of directors prior to the distribution date, for every share of Penn common stock and 1/1,000th of a share of Penn Series C preferred stock held by you as of the record date, you will receive one share of common stock of GLPI. Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off. See "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino."

What will I receive in connection with the Purging Distribution?

In connection with the Separation, Penn will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Separation between Penn and GLPI in a manner that, in its best judgment, is in accordance with the provisions of the Code. In connection with its election to be taxed as a REIT for U.S. federal income tax purposes, GLPI will make the Purging Distribution by declaring a dividend to its shareholders to distribute any accumulated earnings and profits relating to the real property assets and attributable to any pre-REIT years, including any earnings and profits allocated to GLPI in connection with the Separation, to comply with certain REIT qualification requirements. Penn estimates that the Purging Distribution will total approximately $1.05 billion, or approximately $11.92 per share of GLPI common stock outstanding immediately prior to the Purging Distribution. The Purging Distribution will be paid in a combination of cash and GLPI stock, which Penn anticipates will consist of approximately 28% cash and 72% GLPI stock. See "The Separation—The Purging Distribution."

Can Penn decide not to complete the Spin-Off or to modify its terms?

Yes. The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and related transactions at any time prior to the distribution date. This means that Penn has the right not to complete the Spin-Off if, at any time, the Penn board of directors determines, in its sole discretion, that the Spin-Off is not in the best interests of Penn. In addition, the Spin-Off is subject to the satisfaction or waiver of a number of conditions. These conditions include the receipt of all gaming approvals required to be obtained prior to the Spin-Off. See "The Separation—Conditions to the Spin-Off."

What is the record date for the Spin-Off?	The record date for determining shareholders entitled to receive the shares of GLPI in the Spin-Off is the close of business on [•], 2013.
What is the distribution date for the Spin-Off?	The distribution date for distributing the shares of common stock of GLPI under the Spin-Off is [•], 2013. However, the Penn board of directors may determine to delay or abandon the Spin-Off.
What are the U.S. federal income tax consequences of the Spin-Off to Penn's shareholders?

Penn has received a private letter ruling from the IRS to the effect that the Spin-Off, together with the Carlino Stock Exchange and certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Penn expects to receive certain opinions from its tax advisors with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, to the effect that such requirements will be satisfied. Based on the foregoing private letter ruling from the IRS, together with the tax opinions, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of GLPI common stock pursuant to the Spin-Off.

You should consult your own tax advisor as to the particular consequences of the Spin-Off to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the Spin-Off being taxable to you. For more information regarding the private letter ruling, the tax opinions and certain U.S. federal income tax consequences of the Spin-Off, see the summary under "The Separation—Material

U.S. Federal Income Tax Consequences of the Spin-Off," included elsewhere in this Prospectus.
What are the U.S. federal income tax consequences of the Purging Distribution to GLPI's shareholders?

Penn has received a private letter ruling from the IRS with respect to certain issues relevant to GLPI's payment of the Purging Distribution in a combination of cash and GLPI stock. Each GLPI shareholder will be permitted to elect to receive the shareholder's entire entitlement under the Purging Distribution in either cash or GLPI common stock, subject to a limitation on the amount of cash to be distributed in the aggregate to all GLPI shareholders (the "Cash Limitation"). The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 28% of the Purging Distribution. If GLPI shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder's respective entitlement under the Purging Distribution declaration. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend that will first reduce GLPI's accumulated earnings and profits (as determined for U.S. federal income tax purposes) attributable to pre-REIT years in satisfaction of the REIT annual distribution requirement and (2) the amount of any GLPI stock received by any GLPI shareholder as part of the Purging Distribution will be considered to equal the amount of cash that could have been received instead. In the Purging Distribution, a shareholder of GLPI common stock will be required to report dividend income as a result of the Purging Distribution even if GLPI distributes no cash or only nominal amounts of cash to such shareholder.

You should consult your own tax advisor as to the particular consequences of the Purging Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the Purging Distribution, see "The Separation—The Purging Distribution."

Will I receive physical certificates representing shares of common stock of GLPI following the Separation?

No. Following the Separation, neither Penn nor GLPI will be issuing physical certificates representing shares of the common stock of GLPI. Instead, Penn, with the assistance of Continental Stock Transfer & Trust, the distribution agent, will electronically issue shares of GLPI common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Continental Stock Transfer & Trust will mail you a book-entry account statement that reflects your shares of GLPI common stock, or your bank or brokerage firm will credit your account for the shares.
What if I want to sell my Penn stock or my common stock in GLPI?

You should consult with your financial advisors, such as your stockbroker or bank. Neither Penn nor GLPI makes any recommendations on the purchase, retention or sale of shares of Penn common stock or Penn Series C preferred stock, or the GLPI common stock to be distributed in the Spin-Off.

If you decide to sell any shares before the Spin-Off, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Penn shares, the GLPI shares you will receive in the Spin-Off or both.

Where will I be able to trade shares of the common stock of GLPI?

There is not currently a public market for the common stock of GLPI. We intend to list our common stock on the NASDAQ Stock Market, or "NASDAQ," under the symbol "GLPI." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis prior to the distribution date and will continue up to and including the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a "when-issued" basis, you may purchase or sell shares of GLPI common stock up to and including the distribution date, but any such transaction will not settle until after the distribution date. You will not be required to make any payment, surrender or exchange your shares of Penn common stock or Penn Series C preferred stock or take any other action to receive your shares of GLPI common stock.

Will the number of Penn shares I own change as a result of the Separation?

The number of shares of Penn common or preferred stock you own will not change as a result of the Separation, unless you are Fortress, Centerbridge or Peter M. Carlino. See "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off."

What will be the business of Penn following the Spin-Off?

Penn will operate and manage gaming facilities, including most of the gaming facilities owned directly or indirectly by GLPI pursuant to the Master Lease. Penn will also hold the gaming licenses associated with these leased properties and own and operate other assets, including the Casino Rama casino management contract, the Jamul Indian Village management and development agreements, a 50% interest in three joint ventures including the Hollywood Casino at Kansas Speedway and four wholly owned non-casino racetracks, and gaming equipment.

What will happen to the listing of Penn common stock?	Nothing. Penn common stock will continue to be traded on NASDAQ under the symbol "PENN."

Will the Spin-Off affect the trading price of my Penn common stock?

The trading price of Penn common stock immediately following the Spin-Off is expected to be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of the GLPI common stock that is being distributed in the Spin-Off. Furthermore, until the market has fully analyzed the value of Penn without GLPI, the price of Penn common stock may fluctuate significantly.

What are the risks to owning GLPI common stock?

Our business is subject to both general and specific risks relating to our business, our status as a REIT, our relationship with Penn and being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this Prospectus beginning on page 13. You are encouraged to read that section carefully.

Do I have appraisal rights?	No. Holders of Penn common stock and Penn Series C preferred stock are not entitled to appraisal rights in connection with the Spin-Off.
What will holders of Penn Series B preferred stock receive in the Spin-Off?

Penn has entered into agreements with the holders of its outstanding shares of Penn Series B preferred stock to redeem for cash, or exchange for shares of Penn Series C preferred stock, all of the outstanding shares of Penn Series B preferred stock prior to the record date of the Spin-Off. Additionally, prior to the record date for the Spin-Off, Penn will have the right to purchase from Fortress the number of shares of Penn Series C preferred stock required to ensure that, immediately following the consummation of the Spin-Off, Fortress will own not more than 9.9% of GLPI's common stock, so that GLPI can qualify to be taxed as a REIT for U.S. federal income tax purposes.

Prior to the Spin-Off, GLPI and Fortress will enter into an investor rights agreement that grants Fortress certain registration rights and information rights and prohibits GLPI from taking actions to increase Fortress's beneficial ownership of the outstanding shares of GLPI common stock above 9.9%.

Where can Penn shareholders get more information about the Spin-Off?	Before the Spin-Off, if you have any questions relating to the Spin-Off you should contact:
Joseph N. Jaffoni JCIR 116 East 16th Street, 11th Floor New York, NY 10003-2112 Tel: (212) 835-8500 Fax: (212) 835-8525 Email: penn@jcir.com

RISK FACTORS

Risk Factors Relating to Our Spin-Off from Penn

We may be unable to achieve some or all the benefits that we expect to achieve from the Spin-Off.

        We believe that, as a publicly traded company independent from Penn, GLPI will have the ability to pursue transactions with other gaming operators that would not pursue transactions with Penn as a current competitor, to fund acquisitions with its equity on significantly more favorable terms than those that would be available to Penn, to diversify into different businesses in which Penn, as a practical matter, could not diversify, such as hotels, entertainment facilities and office space, and to pursue certain transactions that Penn otherwise would be disadvantaged by or precluded from pursuing due to regulatory constraints. However, we may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from Penn in the time we expect, if at all.

After the Spin-Off, we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate publicly traded company primarily focused on owning a portfolio of gaming properties.

        GLPI has no significant historical operations as an independent company and may not, at the time of the Spin-Off, have the infrastructure and personnel necessary to operate as a separate publicly traded company without relying on Penn to provide certain services on a transitional basis. Upon the completion of the Spin-Off, Penn will be obligated to provide such transition services pursuant to the terms of the Transition Services Agreement that GLPI will enter into with Penn, to allow GLPI time, if necessary, to build the infrastructure and retain the personnel necessary to operate as a separate publicly traded company without relying on such services. Following the expiration of the Transition Services Agreement, Penn will be under no obligation to provide further assistance to GLPI. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including periodic public filings with the Securities and Exchange Commission (the "SEC") and compliance with NASDAQ's continued listing requirements and with applicable state gaming rules and regulations, as well as compliance with generally applicable tax and accounting rules. Because GLPI's business has not been operated as a separate publicly traded company, GLPI cannot assure you that it will be able to successfully implement the infrastructure or retain the personnel necessary to operate as a separate publicly traded company or that GLPI will not incur costs in excess of anticipated costs to establish such infrastructure and retain such personnel.

If the Spin-Off, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Penn, GLPI and Penn shareholders could be subject to significant tax liabilities and, in certain circumstances, GLPI could be required to indemnify Penn for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.

        Penn has received a private letter ruling from the IRS substantially to the effect that, among other things, the Spin-Off, together with the Compliance Exchanges and certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code (the "IRS Ruling"). The IRS Ruling does not address certain requirements for tax-free treatment of the Spin-Off under Section 355, and Penn expects to receive from its tax advisors a tax opinion substantially to the effect that, with respect to such requirements on which the IRS will not rule, such requirements will be satisfied. The IRS Ruling, and the tax opinions that Penn expects to receive from its tax advisors, relied on and will rely on, among other things, certain representations, assumptions and undertakings, including those relating to the past and future conduct of GLPI's business, and the IRS Ruling and the opinions would not be valid if such representations, assumptions and undertakings were incorrect in any material respect.

        Notwithstanding the IRS Ruling and the tax opinions, the IRS could determine the Spin-Off should be treated as a taxable transaction for U.S. federal income tax purposes if it determines any of the representations, assumptions or undertakings that were included in the request for the IRS Ruling are false or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS Ruling. For more information regarding the IRS Ruling and the opinions, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Off."

        If the Spin-Off fails to qualify for tax-free treatment, in general, Penn would be subject to tax as if it had sold the GLPI common stock in a taxable sale for its fair market value, and Penn shareholders who receive shares of GLPI common stock in the Spin-Off would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

        Under the Tax Matters Agreement that GLPI will enter into with Penn, GLPI generally will be required to indemnify Penn against any tax resulting from the Spin-Off to the extent that such tax resulted from (i) an acquisition of all or a portion of the equity securities or assets of GLPI, whether by merger or otherwise, (ii) other actions or failures to act by GLPI, or (iii) any of GLPI's representations or undertakings being incorrect or violated. For a more detailed discussion, see "Relationship between GLPI and Penn after the Spin-Off—The Tax Matters Agreement." GLPI's indemnification obligations to Penn and its subsidiaries, officers and directors will not be limited by any maximum amount. If GLPI is required to indemnify Penn or such other persons under the circumstance set forth in the Tax Matters Agreement, GLPI may be subject to substantial liabilities.

GLPI may not be able to engage in desirable strategic or capital-raising transactions following the Spin-Off. In addition, GLPI could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

        To preserve the tax-free treatment to Penn of the Spin-Off, for the two-year period following the Spin-Off, GLPI may be prohibited, except in specific circumstances, from: (1) entering into any transaction pursuant to which all or a portion of GLPI's stock would be acquired, whether by merger or otherwise, (2) issuing equity securities beyond certain thresholds, (3) repurchasing GLPI common stock, (4) ceasing to actively conduct the business of operating the Hollywood Casino Baton Rouge or Hollywood Casino Perryville, or (5) taking or failing to take any other action that prevents the Spin-Off and related transactions from being tax-free.

        These restrictions may limit GLPI's ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of GLPI's business. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Off" and "Relationship between GLPI and Penn after the Spin-Off—The Tax Matters Agreement."

The market price and trading volume of GLPI securities may be volatile and may face negative pressure.

        There is currently no trading market for any GLPI securities. Investors may decide to dispose of some or all of the GLPI securities that they receive in the Spin-Off. GLPI securities issued in the Spin-Off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price. It is not possible to accurately predict how investors in GLPI's securities will behave after the Spin-Off. For many reasons, including the risks identified in this Prospectus, the market price of GLPI's securities following the Spin-Off may be more volatile than the market price of Penn's securities before the Spin-Off. These factors may result in short- or long-term negative pressure on the value of the GLPI securities.

        In addition, some of the holders of Penn securities are index funds tied to stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we expect to initially have a lower market capitalization than Penn has today, and our business will differ from the business of Penn prior to the Spin-Off. As a result, our securities may not qualify for those investment indices. In addition, the securities that are received in the Spin-Off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the securities they receive in the Spin-Off, and the price of our securities may fall as a result. Any such decline could impair our ability to raise capital through future sales of securities. Further, GLPI securities may not qualify for other investment indices, including indices specific to REITs, and any such failure may discourage new investors from investing in our securities.

The Spin-Off agreements will not be the result of negotiations between unrelated third parties.

        The agreements that we will enter into with Penn in connection with the Spin-Off, including the Separation and Distribution Agreement, Master Lease, Tax Matters Agreement, Employee Matters Agreement and Transition Services Agreement, have been negotiated in the context of the Separation while we are still a wholly owned subsidiary of Penn. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent board of directors or a management team independent of Penn. As a result, although those agreements are generally intended to reflect arm's-length terms, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Accordingly, there can be no assurance that the terms of these agreements will be as favorable for GLPI as would have resulted from negotiations with one or more unrelated third parties.

The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and the related transactions at any time prior to the distribution date. In addition, the Spin-Off and related transactions are subject to the satisfaction or waiver (by Penn's board of directors in its sole discretion) of a number of conditions. GLPI and Penn cannot assure that any or all of these conditions will be met.

        The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and the related transactions at any time prior to the distribution date. This means Penn may cancel or delay the planned distribution of common stock of GLPI if at any time the board of directors of Penn determines that the distribution of such common stock is not in the best interests of Penn. If Penn's board of directors determines to cancel the Spin-Off, shareholders of Penn will not receive any distribution of GLPI common stock and Penn will be under no obligation whatsoever to its shareholders to distribute such shares. In addition, the Spin-Off and related transactions are subject to the satisfaction or waiver (by Penn's board of directors in its sole discretion) of a number of conditions. See "The Separation—Conditions to the Spin-Off." GLPI and Penn cannot assure that any or all of these conditions will be met. The fulfillment of the conditions to the Spin-Off will not create any obligation on Penn's part to effect the Internal Reorganization (as defined in section "The Separation—General"), the Spin-Off and the REIT Conversion.

The historical and pro forma financial information included in this Prospectus may not be a reliable indicator of future results.

        The historical financial statements included herein are (1) combined historical financial data of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., which will be acquired by a subsidiary of GLPI that we anticipate will be called GLP Holdings, Inc., and which will operate the TRS Properties after the Spin-Off, which combined financial statements only reflect the historical operation of these two facilities, (2) a schedule of real estate assets to be acquired by GLPI prior to the Spin-Off and (3) consolidated balance sheets of GLPI. In addition, this Prospectus includes pro forma financial information regarding GLPI.

        The historical financial statements and the pro forma financial information included herein may not reflect what the business, financial position or results of operations of GLPI will be in the future when it is a separate, publicly traded company. Prior to the Spin-Off, the business of GLPI will have been operated by Penn as part of one corporate organization and not operated as a stand-alone company. Because GLPI has no significant historical operations and will not acquire the real estate ownership and development business of Penn until immediately prior to the Spin-Off, there are no historical financial statements for GLPI as it will exist following the Spin-Off. Significant changes will occur in the cost structure, financing and business operations of GLPI as a result of its operation as a stand-alone company and the entry into transactions with Penn (and its subsidiaries) that have not existed historically, including the Master Lease. The pro forma financial information included in this Prospectus was prepared on the basis of assumptions derived from available information that we believed to be reasonable. However, these assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. For additional information about the basis of presentation of the financial information included in this Prospectus, see "Financing," "Capitalization," "Selected Historical Consolidated Financial Data," "GLPI Unaudited Pro Forma and Forecasted Consolidated Financial Statements" and the financial statements.

The ownership by our executive officers and directors of common shares, options or other equity awards of Penn may create, or may create the appearance of, conflicts of interest.

        Because of their current or former positions with Penn, substantially all of our executive officers, including our chief executive officer and chief financial officer, and certain director nominees own common shares of Penn, options to purchase common shares of Penn or other Penn equity awards. Following the distribution of GLPI common shares to its shareholders, these officers and directors will own common shares, options to purchase common shares and/or other equity awards in both Penn and GLPI. The individual holdings of common shares, options to purchase common shares or other equity awards of Penn and GLPI may be significant for some of these persons compared to their total assets. These equity interests may create, or appear to create, conflicts of interest when these directors and officers are faced with decisions that could benefit or affect the equity holders of Penn in ways that do not benefit or affect us in the same manner.

After the Spin-Off, Peter M. Carlino, our Chairman and Chief Executive Officer, and David A. Handler, one of our directors, may have actual or potential conflicts of interest because of their position at Penn.

        After the Spin-Off, Peter M. Carlino will serve as Chairman of Penn and the Chairman and Chief Executive Officer of GLPI. In addition, David A. Handler, one of our director nominees, will continue to serve as a director at Penn. These overlapping positions could create, or appear to create, potential conflicts of interest when our or Penn's management and directors pursue the same corporate opportunities, such as greenfield development opportunities, or face decisions that could have different implications for us and Penn. For example, potential conflicts of interest could arise in connection with the negotiation or the resolution of any dispute between us and Penn (or its subsidiaries) regarding the terms of the agreements governing the separation and the relationship (e.g. Master Lease) thereafter between us and Penn. Potential conflicts of interest could also arise if we and Penn enter into any commercial arrangements with each other in the future.

Penn's inability to obtain all material authorizations, consents, approvals and clearances of third parties including U.S. federal, state and local governmental agencies ("Third-Party Approvals") in connection with the Spin-Off may have a material adverse effect on Penn's ability to consummate the Spin-Off.

        There are numerous Third-Party Approvals that Penn must obtain to consummate the Spin-Off and the restructuring of Penn's business in connection therewith, including approvals by gaming and racing authorities in various jurisdictions. In some cases, these approvals must be obtained before the Spin-Off can be completed. Although Penn has commenced the process of seeking the necessary Third-Party Approvals required in connection with the Spin-Off, it currently does not have all the necessary Third-Party Approvals. There is no assurance that Penn will be able to obtain these Third-Party Approvals. Penn does not intend to consummate the Spin-Off if it does not receive all required Third-Party Approvals, unless it believes that the inability to obtain one or more Third-Party Approvals would not reasonably be expected to have a material adverse effect on Penn or GLPI. However, there can be no assurance that such a material adverse effect will not occur.

The Spin-Off could give rise to disputes or other unfavorable effects, which could have a material adverse effect on the business, financial position or results of operations of GLPI.

        Disputes with third parties could arise out of the Spin-Off, and GLPI could experience unfavorable reactions to the Spin-Off from employees, ratings agencies, regulators or other interested parties. These disputes and reactions of third parties could have a material adverse effect on the business, financial position or results of operations of GLPI. In addition, following the Spin-Off, disputes between Penn and GLPI (and their subsidiaries) could arise in connection with any of the Separation and Distribution Agreement, the Master Lease, the Tax Matters Agreement, the Transition Services Agreement or other agreements.

Potential indemnification liabilities of GLPI pursuant to the Separation and Distribution Agreement could materially adversely affect GLPI.

        The Separation and Distribution Agreement between GLPI and Penn will provide for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and provisions governing the relationship between GLPI and Penn with respect to and resulting from the separation. For a description of the Separation and Distribution Agreement, see "Relationship between GLPI and Penn after the Spin-Off—The Separation and Distribution Agreement."

        Among other things, the Separation and Distribution Agreement will provide for indemnification obligations designed to make GLPI financially responsible for substantially all liabilities that may exist relating to or arising out of its business. If GLPI is required to indemnify Penn under the circumstances set forth in the Separation and Distribution Agreement, GLPI may be subject to substantial liabilities.

In connection with our separation from Penn, Penn will indemnify us for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Penn's ability to satisfy its indemnification obligation will not be impaired in the future.

        Pursuant to the Separation and Distribution Agreement, Penn will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Penn will agree to retain, and there can be no assurance that Penn will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Penn any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Penn.

A court could deem the distribution to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.

        A court could deem the distribution of GLPI common shares or certain internal restructuring transactions undertaken by Penn in connection with the Spin-Off, or the Purging Distribution by GLPI, to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. In such circumstances, a court could void the transactions or impose substantial liabilities upon us, which could adversely affect our financial condition and our results of operations. Among other things, the court could require our shareholders to return to Penn some or all of the shares of our common stock issued in the distribution, to return some of the Purging Distribution to GLPI, or require us to fund liabilities of other companies involved in the restructuring transactions for the benefit of creditors. Whether a transaction is a fraudulent conveyance or transfer will vary depending upon the jurisdiction whose law is being applied.

Risk Factors Relating to the Status of GLPI as a REIT

If GLPI does not qualify to be taxed as a REIT, or fails to remain qualified as a REIT, GLPI will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to shareholders of GLPI.

        GLPI intends to operate in a manner that will allow GLPI to qualify to be taxed as a REIT for U.S. federal income tax purposes, which GLPI currently expects to occur commencing with its taxable year beginning on January 1, 2014. References throughout this document to the "first taxable year" for which GLPI has elected to be taxed as a REIT refer to the taxable year beginning on January 1, 2014. GLPI expects to receive opinions of its special REIT tax advisors, Wachtell, Lipton, Rosen & Katz and KPMG LLP ("Special Tax Advisors"), with respect to its qualification as a REIT in connection with this transaction. Investors should be aware, however, that opinions of advisors are not binding on the IRS or any court. The opinions of Special Tax Advisors represent only the view of Special Tax Advisors based on their review and analysis of existing law and on certain representations as to factual matters and covenants made by GLPI, including representations relating to the values of GLPI's assets and the sources of GLPI's income. The opinions are expressed as of the date issued. Special Tax Advisors will have no obligation to advise GLPI or the holders of GLPI common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinions of Special Tax Advisors and GLPI's qualification as a REIT will depend on GLPI's satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Special Tax Advisors. GLPI's ability to satisfy the asset tests depends upon GLPI's analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which GLPI will not obtain independent appraisals.

        Penn has received a private letter ruling from the IRS with respect to certain issues relevant to GLPI's qualification as a REIT. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) certain of the assets to be held by GLPI after the Spin-Off and (2) the methodology for calculating a certain portion of rent received by GLPI pursuant to the Master Lease will not adversely affect GLPI's qualification as a REIT. Although GLPI may generally rely upon the ruling, no assurance can be given that the IRS will not challenge GLPI's qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

        If GLPI were to fail to qualify to be taxed as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and dividends paid to GLPI shareholders would not be deductible by GLPI in computing its taxable income. Any resulting corporate liability could be substantial and would reduce the amount of cash available for distribution to its shareholders, which in turn could have an adverse impact on the value of GLPI common stock. Unless GLPI were entitled to relief under certain Code provisions, GLPI also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which GLPI failed to qualify to be taxed as a REIT.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

        Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize GLPI's REIT qualification. GLPI's qualification as a REIT will depend on its satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. In addition, GLPI's ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which it has no control or only limited influence.

Legislative or other actions affecting REITs could have a negative effect on GLPI.

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the "Treasury"). In particular, in June 2013 several companies pursuing REIT conversions disclosed that they have been informed by the IRS that it has formed a new internal working group to study the current legal standards the IRS uses to define "real estate" for purposes of the REIT provisions of the Code. While GLPI has no reason to believe that its private letter ruling will be adversely affected by the IRS internal working group, changes to the tax laws or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect GLPI investors or GLPI. GLPI cannot predict how changes in the tax laws might affect its investors or GLPI. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect GLPI's ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to GLPI investors and GLPI of such qualification.

GLPI could fail to qualify to be taxed as a REIT if income it receives from Penn or its subsidiaries is not treated as qualifying income.

        Under applicable provisions of the Code, GLPI will not be treated as a REIT unless it satisfies various requirements, including requirements relating to the sources of its gross income. See "U.S. Federal Income Tax Considerations." Rents received or accrued by GLPI from Penn or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if the Master Lease is not respected as a true lease for U.S. federal income tax purposes and is instead treated as a service contract, joint venture or some other type of arrangement. If the Master Lease is not respected as a true lease for U.S. federal income tax purposes, GLPI may fail to qualify to be taxed as a REIT. Furthermore, GLPI's qualification as a REIT will depend on GLPI's satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. GLPI's ability to satisfy the asset tests depends upon GLPI's analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination, and for which GLPI will not obtain independent appraisals.

        In addition, subject to certain exceptions, rents received or accrued by GLPI from Penn or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if GLPI or an actual or constructive owner of 10% or more of GLPI stock actually or constructively owns 10% or more of the total combined voting power of all classes of Penn stock entitled to vote or 10% or more of the total value of all classes of Penn stock. GLPI's charter will provide for restrictions on ownership and transfer of its shares of stock, including restrictions on such ownership or transfer that would cause the rents received or accrued by GLPI from Penn or its subsidiaries to be treated as non-qualifying rent for purposes of the REIT gross income requirements. The provisions of GLPI's charter that will restrict the ownership and transfer of its stock are described in "Description of Capital Stock of GLPI—Restrictions on Ownership and Transfer." Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that rents received or accrued by GLPI from Penn or its subsidiaries will not be treated as qualifying rent for purposes of REIT qualification requirements.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

        The maximum U.S. federal income tax rate applicable to income from "qualified dividends" payable by U.S. corporations to U.S. shareholders that are individuals, trusts and estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including GLPI's stock.

REIT distribution requirements could adversely affect GLPI's ability to execute its business plan.

        GLPI generally must distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for GLPI to qualify to be taxed as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that GLPI distributes. To the extent that GLPI satisfies this distribution requirement and qualifies for taxation as a REIT but distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, GLPI will be subject to U.S. federal corporate income tax on its undistributed net taxable income. In addition, GLPI will be subject to a 4% nondeductible excise tax if the actual amount that GLPI distributes to its shareholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. GLPI intends to make distributions to its shareholders to comply with the REIT requirements of the Code.

        From time to time, GLPI may generate taxable income greater than its cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If GLPI does not have other funds available in these situations, GLPI could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable GLPI to pay out enough of its taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase GLPI's costs or reduce its equity. Thus, compliance with the REIT requirements may hinder GLPI's ability to grow, which could adversely affect the value of GLPI stock. Restrictions in GLPI's indebtedness following the Spin-Off, including restrictions on GLPI's ability to incur additional indebtedness or make certain distributions, could preclude it from meeting the 90% distribution requirement. Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties or increases in the number of shares of GLPI common stock outstanding without commensurate increases in funds from operations each would adversely affect the ability of GLPI to maintain distributions to its shareholders. Moreover, the failure of Penn to make rental payments under the Master Lease would materially impair the ability of GLPI to make distributions. Consequently, there can be no assurance that GLPI will be able to make distributions at the anticipated distribution rate or any other rate. See "Dividend Policy."

Even if GLPI remains qualified as a REIT, GLPI may face other tax liabilities that reduce its cash flow.

        Even if GLPI remains qualified for taxation as a REIT, GLPI may be subject to certain U.S. federal, state, and local taxes on its income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See "U.S. Federal Income Tax Considerations—Taxation of GLPI." For example, GLPI will hold some of its assets or conduct certain of its activities through one or more TRS or other subsidiary corporations that will be subject to federal, state, and local corporate-level income taxes as regular C corporations as well as state and local gaming taxes. In addition, GLPI may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distribution to GLPI shareholders.

Complying with REIT requirements may cause GLPI to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

        To qualify to be taxed as a REIT for U.S. federal income tax purposes, GLPI must ensure that, at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities and "real estate assets" (as defined in the Code), including certain mortgage loans and securities. The remainder of GLPI's investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of GLPI's total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of GLPI's total assets can be represented by securities of one or more TRSs. See "U.S. Federal Income Tax Considerations—Taxation of GLPI." If GLPI fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, GLPI may be required to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing GLPI's income and amounts available for distribution to GLPI shareholders.

        In addition to the asset tests set forth above, to qualify to be taxed as a REIT GLPI must continually satisfy tests concerning, among other things, the sources of its income, the amounts it distributes to GLPI shareholders and the ownership of GLPI stock. GLPI may be unable to pursue investments that would be otherwise advantageous to GLPI in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder GLPI's ability to make certain attractive investments.

Complying with REIT requirements may limit GLPI's ability to hedge effectively and may cause GLPI to incur tax liabilities.

        The REIT provisions of the Code substantially limit GLPI's ability to hedge its assets and liabilities. Income from certain hedging transactions that GLPI may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or from transactions to manage risk of currency fluctuations with respect to any item of income or gain that satisfy the REIT gross income tests (including gain from the termination of such a transaction) does not constitute "gross income" for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that GLPI enters into other types of hedging transactions or fails to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See "U.S. Federal Income Tax Considerations—Taxation of GLPI." As a result of these rules, GLPI may be required to limit its use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of GLPI's hedging activities because the TRS may be subject to tax on gains or expose GLPI to greater risks associated with changes in interest rates that GLPI would otherwise want to bear. In addition, losses in the TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

GLPI will pay the Purging Distribution in common stock and cash and may pay taxable dividends on GLPI common stock in common stock and cash. GLPI's shareholders may sell shares of GLPI common stock to pay tax on such dividends, placing downward pressure on the market price of GLPI common stock.

        GLPI will pay the Purging Distribution in a combination of cash and GLPI stock, which Penn expects will consist of approximately 28% cash and 72% GLPI stock. Each GLPI shareholder will be permitted to elect to receive the shareholder's entire entitlement under the Purging Distribution in either cash or GLPI common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 28% of the Purging Distribution. If GLPI shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder's respective entitlement under the Purging Distribution declaration. Penn has received a private letter ruling from the IRS with respect to certain issues relevant to GLPI's payment of the Purging Distribution in a combination of cash and GLPI stock. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend that will first reduce GLPI's accumulated earnings and profits (as determined for U.S. federal income tax purposes) attributable to pre-REIT years in satisfaction of the REIT annual distribution requirement and (2) the amount of any GLPI stock received by any GLPI shareholder as part of the Purging Distribution will be considered to equal the amount of cash that could have been received instead. In the Purging Distribution, a shareholder of GLPI common stock will be required to report dividend income as a result of the Purging Distribution even though GLPI distributed no cash or only nominal amounts of cash to such shareholder.

        GLPI currently intends to pay dividends (other than the Purging Distribution) in cash only, and not in-kind. However, if for any taxable year, GLPI has significant amounts of taxable income in excess of available cash flow, GLPI may declare dividends in-kind in order to satisfy the REIT annual distribution requirements. GLPI may distribute a portion of its dividends in the form of its stock or its debt instruments. In either event, a shareholder of GLPI common stock will be required to report dividend income as a result of such distributions even though GLPI distributed no cash or only nominal amounts of cash to such shareholder.

        The IRS has issued private letter rulings to other REITs (and, with respect to the Purging Distribution and as described above, to Penn) treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but GLPI could request a similar ruling from the IRS. GLPI cannot rely on the private letter ruling Penn received from the IRS, as described above, with respect to the payment of dividends other than the Purging Distribution. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to GLPI's taxable year beginning on January 1, 2014 and future taxable years. Accordingly, it is unclear whether and to what extent GLPI will be able to make taxable dividends (other than the Purging Distribution) payable in-kind.

        If GLPI made any taxable dividend payable in cash and common stock, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of GLPI's current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, shareholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. shareholder sells the GLPI stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, GLPI may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in GLPI stock. If, in any taxable dividend payable in cash and GLPI stock, a significant number of GLPI shareholders determine to sell shares of GLPI stock in order to pay taxes owed on dividends, it may be viewed as economically equivalent to a dividend reduction and put downward pressure on the market price of GLPI stock.

If the total cash payable to shareholders in the Purging Distribution is limited, the amount of cash received by each shareholder is dependent on the election of other shareholders.

        GLPI expects to limit the total amount of cash payable in the Purging Distribution to a maximum of 28% of the total value of the Purging Distribution. The balance of the Purging Distribution will be in the form of shares of GLPI common stock. Each GLPI shareholder will be permitted to elect to receive the shareholder's entire entitlement under the Purging Distribution in either cash or GLPI common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 28% of the Purging Distribution. If GLPI shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder's respective entitlement under the Purging Distribution declaration. Therefore, shareholders may not receive exactly the dividend that they elect and may receive a pro rata amount of the Cash Limitation and shares of GLPI common stock.

Even if GLPI qualifies to be taxed as a REIT, GLPI could be subject to tax on any unrealized net built-in gains in the assets held before electing to be treated as a REIT.

        GLPI will own appreciated assets that were held by a C corporation before GLPI elected to be treated as a REIT and were acquired by GLPI in a transaction in which the adjusted tax basis of the assets in GLPI's hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation. If GLPI disposes of any such appreciated assets during the ten-year period following GLPI's acquisition of the assets from the C corporation (i.e., during the ten-year period following GLPI's qualification as a REIT), GLPI will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by GLPI (i.e., at the time that GLPI became a REIT) over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. GLPI would be subject to this tax liability even if it qualifies and maintains its status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and GLPI's distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. GLPI may choose not to sell in a taxable transaction appreciated assets it might otherwise sell during the ten-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If GLPI sells such assets in a taxable transaction, the amount of corporate tax that GLPI will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time GLPI became a REIT. The amount of tax could be significant.

Risk Factors Relating to Our Business following the Spin-Off

We will be dependent on Penn (including its subsidiaries) until we substantially diversify our portfolio, and an event that has a material adverse effect on Penn's business, financial position or results of operations could have a material adverse effect on our business, financial position or results of operations.

        Immediately following the Spin-Off, a subsidiary of Penn will be the lessee of substantially all of our properties pursuant to the Master Lease and account for a significant portion of our revenues. Additionally, because the Master Lease is a triple-net lease, we will depend on Penn to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with these leased properties and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business. There can be no assurance that Penn will have sufficient assets, income and access to financing to enable it to satisfy its payment obligations under the Master Lease. The inability or unwillingness of Penn to meet its subsidiary's rent obligations and other obligations under the Master Lease could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our shareholders as required to maintain our status as a REIT. For these reasons, if Penn were to experience a material adverse effect on its gaming business, financial position or results of operations, our business, financial position or results of operations could also be materially adversely affected.

        Due to our dependence on rental payments from Penn and its tenant subsidiary as our main source of revenues, we may be limited in our ability to enforce our rights under the Master Lease or to terminate the lease with respect to a particular property. Failure by Penn's tenant subsidiary to comply with the terms of the Master Lease or to comply with the gaming regulations to which the leased properties are subject could require us to find another lessee for such leased property and there could be a decrease or cessation of rental payments by Penn. In such event, we may be unable to locate a suitable lessee at similar rental rates or at all, which would have the effect of reducing our rental revenues.

Our management team, including chairman and chief executive officer (Peter M. Carlino) and chief financial officer (William J. Clifford), has limited experience operating a REIT.

        The requirements for qualifying as a REIT are highly technical and complex. Penn has never operated as a REIT, and our management team, including chairman and chief executive officer (Peter M. Carlino) and chief financial officer (William J. Clifford), has limited experience in complying with the income, asset and other limitations imposed by the REIT provisions of the Code. Any failure to comply with those provisions in a timely manner could prevent GLPI from qualifying as a REIT or could force GLPI to pay unexpected taxes and penalties. In such event, GLPI's net income would be reduced and GLPI could incur a loss, which could materially harm its business, financial position or results of operations. In addition, there is no assurance that their past experience with the acquisition, development and disposition of gaming facilities will be sufficient to enable them to successfully manage GLPI's portfolio of properties as required by its business plan or the REIT provisions of the Code.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with our Spin-Off from Penn, we expect to incur indebtedness of approximately $2.5 billion, with an additional $700 million available for borrowing under our senior unsecured credit facilities. We expect that we will transfer most of the proceeds from this indebtedness to Penn or one of its affiliates in connection with the Internal Reorganization. We may incur additional indebtedness in the future to refinance our existing indebtedness or to finance newly-acquired properties. Any significant additional indebtedness could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire properties, finance or refinance our properties, contribute properties to joint ventures or sell properties as needed.

        Moreover, our ability to obtain additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current credit market conditions would have a material adverse effect on our ability to obtain financing on favorable terms, if at all.

        We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Among other things, the absence of an investment grade credit rating or any credit rating downgrade could increase our financing costs and could limit our access to financing sources. If financing is not available when needed, or is available on unfavorable terms, we may be unable to develop new or enhance our existing properties, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to engage in significant equity issuances will be limited or restricted after our Spin-Off from Penn in order to preserve the tax-free nature of the Spin-Off. If and when additional funds are raised through the issuance of equity securities, our shareholders may experience significant dilution. Additionally, sales of substantial amounts of our common stock in the public market following the Spin-Off, or the perception that such sales could occur, could adversely affect the market price of our common stock, may make it more difficult for our shareholders to sell their GLPI common stock at a time and price that they deem appropriate and could impair our future ability to raise capital through an offering of our equity securities.

Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially adversely affect our business, financial position or results of operations.

        The agreements governing our indebtedness are expected to contain customary covenants, including restrictions on our ability to grant liens on our assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate having to comply with the following financial covenants: a maximum total debt to total asset value ratio of 60% (subject to increase to 65% for specified periods in connection with certain acquisitions), a minimum fixed charge coverage ratio of 2 to 1, a maximum senior secured debt to total asset value ratio of 40% and a maximum unsecured debt to unencumbered asset value ratio of 60%. These restrictions may limit our operational flexibility. Covenants that limit our operational flexibility as well as defaults under our debt instruments could have a material adverse effect on our business, financial position or results of operations.

An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price.

        If interest rates increase, so could our interest costs for any new debt and our variable rate debt obligations. This increased cost could make the financing of any acquisition more costly, as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay for our assets and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions.

        Further, the dividend yield on our common stock, as a percentage of the price of such common stock, will influence the price of such common stock. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which would adversely affect the market price of our common stock.

We are dependent on the gaming industry and may be susceptible to the risks associated with it, which could materially adversely affect our business, financial position or results of operations.

        As the owner of gaming facilities, we will be impacted by the risks associated with the gaming industry. Therefore, our success is to some degree dependent on the gaming industry, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which we and our tenants have no control. As we are subject to risks inherent in substantial investments in a single industry, a decrease in the gaming business would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio, particularly because a component of the rent under the Master Lease is based, over time, on the performance of the gaming facilities operated by Penn on our properties.

        The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, internet lotteries and other internet wagering gaming services and, in a broader sense, gaming operators face competition from all manner of leisure and entertainment activities. Gaming competition is intense in most of the markets where our facilities are located. Recently, there has been additional significant competition in the gaming industry as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market or legislative changes. As competing properties and new markets are opened our business results may be negatively impacted. Additionally, increases in discretionary consumer spending brought about by weakened general economic conditions such as, but not limited to, high unemployment levels, higher income taxes, low levels of consumer confidence, weakness in the housing market and increased stock market volatility may negatively impact our revenues. Inclement weather and other casualty events could seriously disrupt our business and have a material adverse effect on our financial condition and results of operations.

        The operations of our facilities are subject to disruptions or reduced patronage as a result of severe weather conditions, natural disasters and other casualty events. Because many of our facilities are located on or adjacent to bodies of water, they are subject to risks in addition to those associated with land-based facilities, including loss of service due to casualty, forces of nature, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather conditions. A component of the rent under the Master Lease is based, over time, on the performance of the gaming facilities operated by Penn on our properties; consequently, a casualty that leads to the loss of use of a casino facility subject to the Master Lease for an extended period may negatively impact our revenues.

We face extensive regulation from gaming and other regulatory authorities.

        The ownership, operation, and management of gaming and racing facilities are subject to pervasive regulation. These regulations will impact both our ownership and operation of the TRS Properties and the operations of our gaming tenants. Our ownership and operation of the TRS Properties will subject GLPI and its officers and directors to the jurisdiction of the gaming regulatory agencies in Louisiana and Maryland. Further, many gaming and racing regulatory agencies in the jurisdictions in which Penn operates will require GLPI and its affiliates to maintain a license as a key business entity or supplier of Penn because of GLPI's status as landlord.

        In many jurisdictions, gaming laws can require certain of our shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

        Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for investment purposes only. Some jurisdictions may also limit the number of gaming licenses in which a person may hold an ownership or a controlling interest.

        Additionally, substantially all material loans, leases, sales of securities and similar financing transactions by GLPI and its subsidiaries must be reported to and in some cases approved by gaming authorities. Neither GLPI nor any of its subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of GLPI or one of its subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control.

Required regulatory approvals can delay or prohibit transfers of our gaming properties, which could result in periods in which we are unable to receive rent for such properties.

        The tenants of our gaming properties will be operators of gaming facilities, which operators must be licensed under applicable state law. Prior to the transfer of gaming facilities, the new operator generally must become licensed under state law. In the event that the Master Lease or any future lease agreement we will enter into is terminated or expires and a new tenant is found, then any delays in the new tenant receiving regulatory approvals from the applicable state government agencies, or the inability to receive such approvals, may prolong the period during which we are unable to collect the applicable rent.

Our pursuit of investments in, and acquisitions or development of, additional properties may be unsuccessful or fail to meet our expectations.

        We will operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, lenders, gaming companies and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. If we cannot identify and purchase a sufficient quantity of gaming properties and other properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, financial position or results of operations could be materially adversely affected. Additionally, the fact that we must distribute 90% of our net taxable income in order to maintain our qualification as a REIT may limit our ability to rely upon rental payments from our leased properties or subsequently acquired properties in order to finance acquisitions. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions might be limited or curtailed.

        Investments in and acquisitions of gaming properties and other properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment's performance will fail to meet expectations, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant, operator or manager will underperform. Real estate development projects present other risks, including construction delays or cost overruns that increase expenses, the inability to obtain required zoning, occupancy and other governmental approvals and permits on a timely basis, and the incurrence of significant development costs prior to completion of the project.

Our charter will restrict the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

        In order for GLPI to qualify to be taxed as a REIT, not more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year after the first year for which GLPI elects to qualify to be taxed as a REIT. Additionally, at least 100 persons must beneficially own GLPI stock during at least 335 days of a taxable year (other than the first taxable year for which GLPI elects to be taxed as a REIT). GLPI's charter, with certain exceptions, will authorize the board of directors to take such actions as are necessary and desirable to preserve GLPI's qualification as a REIT. GLPI's charter will also provide that, subject to certain exceptions with respect to certain members of the Carlino family and Fortress

and unless exempted by the board of directors, no person may beneficially or constructively own more than [    •    ]% in value or in number, whichever is more restrictive, of GLPI's outstanding shares of all classes and series of stock. See "Description of Capital Stock of GLPI—Restrictions on Ownership and Transfer" and "U.S. Federal Income Tax Considerations." The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of GLPI that might involve a premium price for shares of GLPI stock or otherwise be in the best interests of GLPI shareholders. The acquisition of less than [    •    ]% of our outstanding stock by an individual or entity could cause that individual or entity to own beneficially or constructively in excess of [    •    ]% in value of our outstanding stock, and thus violate our charter's ownership limit. Our charter will also prohibit any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code. Any attempt to own or transfer shares of our stock in violation of these restrictions may result in the transfer being automatically void. GLPI's charter will also provide that shares of GLPI's capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of GLPI's capital stock in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the market price on the day the shares were transferred to the trust or the amount realized from the sale. GLPI or its designee will have the right to purchase the shares from the trustee at this calculated price as well. A transfer of shares of GLPI's capital stock in violation of the limit may be void under certain circumstances. GLPI's [    •    ]% ownership limitation may have the effect of delaying, deferring or preventing a change in control of GLPI, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for GLPI's shareholders. To assist GLPI in complying with applicable gaming laws, our charter will also provide that capital stock of GLPI that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any such unsuitable person or affiliate will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by the unsuitable person or affiliate for the shares or the amount realized from the sale, in each case less a discount in a percentage (up to 100%) to be determined by our board of directors in its sole and absolute discretion. The shares shall additionally be redeemable by GLPI, out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by our board, at a redemption price equal to the lesser of (i) the market price on the date of the redemption notice, (ii) the market price on the redemption date, or (iii) the actual amount paid for the shares by the owner thereof, in each case less a discount in a percentage (up to 100%) to be determined by our board of directors in its sole and absolute discretion.

Pennsylvania law and provisions in our charter and bylaws may delay or prevent takeover attempts by third parties and therefore inhibit GLPI's shareholders from realizing a premium on their stock.

        GLPI's charter and bylaws will contain, and Pennsylvania law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirors to negotiate with GLPI's board of directors rather than to attempt a hostile takeover. GLPI's charter and bylaws will, among other things (i) permit the board of directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock; (ii) establish certain advance notice procedures for shareholder proposals, and require all director candidates to be recommended by the nominating committee of the board of directors; (iii) classify our board of directors into three separate classes with staggered terms; (iv) provide that a director may only be removed by shareholders for cause and upon the vote of 75%

of the shares entitled to vote; (v) not permit direct nomination by shareholders of nominees for election to the board of directors, but will instead permit shareholders to recommend potential nominees to the compensation and governance committee; (vi) require shareholders to have beneficially owned at least 1% of the outstanding GLPI common stock in order to recommend a person for nomination for election to the board, or to present a shareholder proposal, for action at a shareholders meeting; and (vii) provide for supermajority approval requirements for amending or repealing certain provisions in our charter and in order to approve an amendment or repeal of any provision of our bylaws that has not been proposed by our board of directors.

        In addition, specific anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to attempt a hostile takeover. These provisions require (i) approval of certain transactions by a majority of the voting stock other than that held by the potential acquirer; (ii) the acquisition at "fair value" of all the outstanding shares not held by an acquirer of 20% or more; (iii) a five-year moratorium on certain "business combination" transactions with an "interested shareholder;" (iv) the loss by interested shareholders of their voting rights over "control shares;" (v) the disgorgement of profits realized by an interested shareholder from certain dispositions of GLPI shares; and (vi) severance payments for certain employees and prohibiting termination of certain labor contracts.

        GLPI's believes these provisions will protect its shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with GLPI's board of directors and by providing GLPI's board of directors with more time to assess any acquisition proposal. These provisions are not intended to make GLPI immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that GLPI's board of directors determines is not in the best interests of GLPI. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

        Our success depends in large part upon the leadership and performance of our executive management team, particularly Peter M. Carlino, our chief executive officer, and William J. Clifford, our chief financial officer. If we lose the services of Messrs. Carlino or Clifford, we may not be able to successfully manage our business or achieve our business objectives.

We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

        While the Master Lease will require, and new lease agreements are expected to require, that comprehensive insurance and hazard insurance be maintained by the tenants, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

        If we experience a loss that is uninsured or that exceeds our policy coverage limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties were subject to recourse indebtedness, we could continue to be liable for the indebtedness even if these properties were irreparably damaged.

        In addition, even if damage to our properties is covered by insurance, a disruption of our business caused by a casualty event may result in the loss of business or tenants. The business interruption insurance we carry may not fully compensate us for the loss of business or tenants due to an interruption caused by a casualty event. Further, if one of our tenants has insurance but is underinsured, that tenant may be unable to satisfy its payment obligations under its lease with us.

        A disruption in the financial markets may make it more difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer's ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could adversely affect our business, financial condition and results of operations.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

        As an owner of real property, we will be subject to various federal, state and local environmental and health and safety laws and regulations. Although we will not operate or manage most of our property, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property from which there has been a release or threatened release of a regulated material as well as other affected properties, regardless of whether we knew of or caused the release.

        In addition to these costs, which are typically not limited by law or regulation and could exceed the property's value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination.

        Although we intend to require our operators and tenants to undertake to indemnify us for certain environmental liabilities, including environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the tenant or operator to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements in this Prospectus, the public filings or other public statements of the Company are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. Forward-looking statements include information concerning the Company's future financial performance, business strategy, plans, goals and objectives and information concerning the completion of the Spin-Off and the realization of related anticipated benefits.

        Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

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  the effects of local and national economic, credit, capital market, housing, and energy conditions on the economy in general and on the gaming and lodging industries in particular;

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  the ability and willingness of our tenants, operators and other third parties to meet and/or perform their obligations under their respective contractual arrangements with us, including, in some cases, their obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

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  the ability of our tenants and operators to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness;

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  the ability of our tenants and operators to comply with laws, rules and regulations in the operation of our properties, to deliver high quality services, to attract and retain qualified personnel and to attract customers;

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  the ability and willingness of our tenants to renew their leases with us upon expiration of the leases, our ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we exercise our right to replace an existing tenant, and obligations, including indemnification obligations, we may incur in connection with the replacement of an existing tenant;

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  the availability and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease the respective properties on favorable terms;

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  the willingness of gaming operators other than Penn to enter into leasing transactions or other arrangements with us;

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  the ability to diversify into different businesses in which Penn, as a practical matter, could not diversify, such as hotels, entertainment facilities and office space;

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  the ability to receive, or delays in obtaining, the regulatory approvals required to own, develop and/or operate our properties, or other delays or impediments to completing our planned acquisitions or projects;

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  the degree and nature of our competition;

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  the ability to generate sufficient cash flows to service our outstanding indebtedness;

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  the access to debt and equity capital markets;

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  fluctuating interest rates;

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  the availability of qualified personnel and our ability to retain our key management personnel;

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  the outcome of any legal proceedings to which we are a party;

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  the ability to maintain our status as a REIT;

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  changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries;

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  changes in accounting standards;

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  the impact of weather events or conditions, natural disasters, acts of terrorism and other international hostilities, war or political instability;

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  other risks inherent in the real estate business, including potential liability relating to environmental matters and illiquidity of real estate investments; and

  •
  additional factors discussed in the sections entitled "Business and Properties of GLPI," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of GLPI" in this Prospectus.

        Certain of these factors and other factors, risks and uncertainties are discussed in the "Risk Factors" section of this Prospectus. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn and the Company.

        You should consider the areas of risk described above, as well as those set forth under the heading "Risk Factors," in connection with considering any forward-looking statements that may be made by the Company generally. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

 THE SEPARATION

General

        The board of directors of Penn has announced a plan to separate its operating assets and real property assets, along with their associated liabilities, into two separate, publicly traded companies: an operating entity and a REIT. Penn will accomplish the separation by contributing substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the TRS Properties that will be operated by its TRSs, to GLPI through a series of internal corporate restructurings, which we refer to herein as the "Internal Reorganization," and then distributing all of the outstanding shares of GLPI common stock owned by Penn immediately prior to the Spin-Off to holders of Penn common stock and Penn Series C preferred stock on the record date. Immediately following the distributions, Penn shareholders will own 100% of the outstanding common stock of Penn and 100% of the outstanding common stock of GLPI.

        In connection with the Separation, Penn will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Separation between Penn and GLPI in a manner that, in its best judgment, is in accordance with the provisions of the Code. In connection with its election to be taxed as a REIT for U.S. federal income tax purposes, GLPI will make the Purging Distribution by declaring a dividend to its shareholders to distribute any accumulated earnings and profits relating to the real property assets and attributable to any pre-REIT years, including any earnings and profits allocated to GLPI in connection with the Separation, to comply with certain REIT qualification requirements. Penn estimates that the Purging Distribution will total approximately $1.05 billion, or approximately $11.92 per share of GLPI common stock outstanding immediately prior to the Purging Distribution. The Purging Distribution will be paid in a combination of cash and GLPI stock, which Penn anticipates will consist of approximately 28% cash and 72% GLPI stock. See "—The Purging Distribution."

        The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and related transactions at any time prior to the distribution date. In addition, the Spin-Off is subject to the satisfaction or waiver of a number of conditions. These conditions include the receipt of all gaming approvals required to be obtained prior to the Spin-Off. See "—Conditions to the Spin-Off."

Reasons for the Separation

        As part of its long term business strategy to increase shareholder value, Penn's board of directors has long sought to significantly expand Penn's gaming business and its property business through (i) strategic acquisitions of existing gaming properties and (ii) development of new gaming facilities. However, the operation of the gaming and property businesses within the current Penn structure presents significant obstacles to successfully achieving the desired level of growth for this business strategy. The Spin-Off is expected to significantly ameliorate these expansion challenges.

        Penn expects the Spin-Off to facilitate strategic expansion opportunities for the property business by providing GLPI the ability to:

  (i)
  pursue transactions with other gaming operators that would not pursue transactions with Penn as a current competitor,

  (ii)
  fund acquisitions with its equity on significantly more favorable terms than those that would be available to Penn,

  (iii)
  diversify into different businesses in which Penn, as a practical matter, could not diversify, such as hotels, entertainment facilities and office space, and

  (iv)
  pursue certain transactions that Penn otherwise would be disadvantaged by or precluded from pursuing due to regulatory constraints.

The Number of Shares You Will Receive in the Spin-Off

        For every share of Penn common stock and every 1/1,000th of a share of Penn Series C preferred stock that you owned at the close of business on [    •    ], 2013, the record date, you will receive one share of common stock of GLPI on the distribution date. Pursuant to the Compliance Exchanges, Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off, as described below under "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino."

When and How You Will Receive the Distribution

        Penn will distribute the shares of GLPI common stock on [    •    ], 2013, the distribution date. However, the Penn board of directors may determine to delay or abandon the Spin-Off. Continental Stock Transfer & Trust will serve as transfer agent and registrar for the GLPI common stock and as distribution agent in connection with the Spin-Off.

        If you own Penn common stock and/or Penn Series C preferred stock as of the close of business on the record date, the shares of GLPI common stock that you are entitled to receive in the Spin-Off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to shareholders, as is the case in the Spin-Off.

        Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Penn common stock and/or Penn Series C preferred stock and you are the registered holder of the Penn shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of GLPI common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of GLPI common stock registered in book-entry form, you are encouraged to contact Continental Stock Transfer & Trust by mail at 17 Battery Place, 8th Floor, New York NY 10004, by phone at (800) 509-5586 or (212) 509-4000 or by email at cstmail@continentalstock.com.

        Most Penn shareholders hold their shares of Penn common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your Penn common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of common stock of GLPI that you are entitled to receive in the Spin-Off. If you have any questions concerning the mechanics of having shares of GLPI common stock held in "street name," you are encouraged to contact your bank or brokerage firm.

Results of the Separation

        After the Spin-Off, we will be a separate publicly traded company. Immediately following the Spin-Off, based on the number of registered shareholders of Penn common stock and preferred stock on [    •    ], 2013, and without giving effect to "when-issued" trading, we expect to have approximately [    •    ] shareholders of record.

        The actual number of shares to be distributed will be determined based on the number of shares of Penn common stock and preferred stock outstanding on the record date and will reflect the issuance of Penn common stock in connection with any exercise of Penn options, vesting of restricted stock or conversion of other convertible Penn securities between the date the Penn board of directors declares the dividend for the distribution and the record date for the Spin-Off and the issuance of Penn shares under vested Penn equity-based awards between the record date for the Spin-Off and the distribution date.

        The Spin-Off will not affect the rights of Penn shareholders. The number of outstanding shares of Penn common stock and Penn preferred stock will only change as a result of, or in connection with, the Spin-Off to the extent resulting from (1) the exchange of (i) shares of Penn common stock beneficially owned by Peter M. Carlino for shares of GLPI common stock prior to the distribution, and (ii) options to acquire Penn common stock, beneficially owned by Mr. Carlino for options to acquire GLPI common stock following the Spin-Off, (2) the Exchange Agreement with Fortress, and (3) the agreement with Centerbridge, as defined and described below. See "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off."

The Purging Distribution

        In connection with the Separation, Penn will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Separation between Penn and GLPI in a manner that, in its best judgment, is in accordance with the provisions of the Code. In connection with its election to be taxed as a REIT for U.S. federal income tax purposes, GLPI will make the Purging Distribution by declaring a dividend to its shareholders to distribute any accumulated earnings and profits relating to real property assets and attributable to any pre-REIT years, including any earnings and profits allocated to GLPI in connection with the Separation, to comply with certain REIT qualification requirements. The Purging Distribution will be paid in a combination of cash and GLPI stock, which Penn anticipates will consist of approximately 28% cash and 72% GLPI stock. Penn estimates that the Purging Distribution will total approximately $1.05 billion, or approximately $11.92 per share of GLPI common stock outstanding immediately prior to the Purging Distribution. For purposes of this calculation, the number of shares of GLPI common stock outstanding immediately prior to the Purging Distribution was determined assuming that approximately 900,000 shares of GLPI common stock, and options to acquire approximately 875,000 shares of GLPI common stock, will be issued and/or awarded to Peter M. Carlino in exchange for shares of Penn common stock and/or options to acquire Penn common stock in the Compliance Exchanges.

        Penn has received a private letter ruling from the IRS with respect to certain issues relevant to GLPI's payment of the Purging Distribution in a combination of cash and GLPI stock. Each GLPI shareholder will be permitted to elect to receive the shareholder's entire entitlement under the Purging Distribution in either cash or GLPI common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 28% of the Purging Distribution. If GLPI shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder's respective entitlement under the Purging Distribution declaration. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend that will first reduce GLPI's accumulated earnings and profits (as determined for U.S. federal income tax purposes) attributable to pre-REIT years in satisfaction of the REIT annual distribution requirement and (2) the amount of any GLPI stock received by any GLPI shareholder as part of the Purging Distribution will be considered to equal the amount of cash that could have been received instead. In the Purging Distribution, a shareholder of GLPI common stock will be required to report dividend income as a result of the Purging Distribution even though GLPI distributed no cash or only nominal amounts of cash to such shareholder.

        GLPI's shareholders should consult your own tax advisor as to the particular consequences of the Purging Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws.

Material U.S. Federal Income Tax Consequences of the Spin-Off

        Subject to the limitations and qualifications described herein and in Exhibit 8.1, the discussion entitled "Certain U.S. Federal Income Tax Consequences: The Spin-Off Qualifies as a Transaction That Is Generally Tax Free under Sections 355 and 368(a)(1)(D) of the Code" constitutes the opinion of Wachtell, Lipton, Rosen & Katz as to the material U.S. federal income tax consequences of the Spin-Off to U.S. holders (as defined below) of Penn common stock that receive shares of GLPI common stock in the distribution. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Penn shareholders in light of their particular circumstances, nor does it address the consequences to Penn shareholders subject to special treatment under the U.S. federal income tax laws (such as holders other than U.S. Holders (as defined below), insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Penn shareholders who do not hold their Penn common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences.

        PENN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

        For purposes of this discussion, a U.S. holder is a beneficial owner of Penn common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds Penn common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Penn common stock should consult their own tax advisors regarding the tax consequences of the Spin-Off.

  Spin-Off

        Penn has received the IRS Ruling substantially to the effect that the Spin-Off, together with the Carlino Stock Exchange and certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

  Certain U.S. Federal Income Tax Consequences: The Spin-Off Qualifies as a Transaction That Is Generally Tax Free under Sections 355 and 368(a)(1)(D) of the Code

        The U.S. federal income tax consequences of the Spin-Off are as follows: (i) the Spin-Off will not result in any taxable income, gain or loss to Penn, except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. Holders of Penn common stock upon their receipt of shares of GLPI common stock in the Spin-Off; (iii) the aggregate tax basis of the Penn common stock and the GLPI common stock in the hands of each U.S. Holder of Penn common stock after the Spin-Off will equal the aggregate basis of Penn common stock held by the U.S. Holder immediately before the Spin-Off, allocated between the Penn common stock and the common stock of GLPI in proportion to the relative fair market value of each on the date of the Spin-Off; and (iv) the holding period of the GLPI common stock received by each U.S. Holder of Penn common stock will include the holding period at the time of the Spin-Off for the Penn common stock on which the distribution is made, provided that Penn common stock is held as a capital asset on the date of the distribution. U.S. Treasury regulations also generally provide that if a U.S. Holder of Penn common stock holds different blocks of Penn common stock (generally shares of Penn common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Penn common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of GLPI common stock received in the Spin-Off in respect of such block of Penn common stock and such block of Penn common stock, in proportion to their respective fair market values, and the holding period of the shares of GLPI common stock received in the Spin-Off in respect of such block of Penn common stock will include the holding period of such block of Penn common stock, provided that such block of Penn common stock was held as a capital asset on the distribution date. If a U.S. Holder of Penn common stock is not able to identify which particular shares of GLPI common stock are received in the Spin-Off with respect to a particular block of Penn common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of GLPI common stock are received in the Spin-Off in respect of a particular block of Penn common stock, provided that such designation is consistent with the terms of the Spin-Off. Holders of Penn common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

  Certain U.S. Federal Income Tax Consequences if the Spin-Off Were Taxable

        Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, GLPI will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the IRS Ruling is based upon representations by Penn that these conditions have been or will be satisfied, and any material inaccuracy in such representations could invalidate the rulings. In addition to obtaining the IRS Ruling, Penn expects to obtain opinions of Wachtell, Lipton, Rosen & Katz and KPMG LLP substantially to the effect that, with respect to certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule, such requirements will be satisfied. The opinions will rely on the ruling as to matters covered by the ruling. In addition, the opinions will be based on, among other things, certain assumptions and representations made by Penn and GLPI, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached in the opinions. The opinions will not be binding on the IRS or the courts.

        Notwithstanding receipt by Penn of the IRS Ruling and the opinions, the IRS could assert that the Spin-Off does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Penn shareholders and Penn could be subject to significant U.S. federal income tax liability. In general, Penn would be subject to tax as if it had sold the GLPI common stock in a taxable sale for its fair market value and Penn shareholders who receive shares of GLPI common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. In addition, even if the Spin-Off was otherwise to qualify under Section 355 of the Code, it may be taxable to Penn (but not to Penn shareholders) under Section 355(e) of the Code, if the Spin-Off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest (by vote or value) in Penn or GLPI. For this purpose, any acquisitions of Penn stock or of GLPI stock within the period beginning two years before the Separation and ending two years after the Separation are presumed to be part of such a plan, although GLPI or Penn may be able to rebut that presumption.

  Tax Matters Agreement

        In connection with the Spin-Off, Penn and GLPI will enter into a Tax Matters Agreement pursuant to which GLPI will agree to be responsible for certain liabilities and obligations following the Spin-Off. In general, under the terms of the Tax Matters Agreement, in the event the Spin-Off were to fail to qualify for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the Spin-Off by Penn or GLPI, the party responsible for such failure will be responsible for all taxes imposed on Penn to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of GLPI shares or assets or any of GLPI's representations or undertakings being incorrect or breached, GLPI will be responsible for all taxes imposed on Penn as a result of such acquisition or breach. For a more detailed discussion, see "Relationship between GLPI and Penn after the Spin-Off—The Tax Matters Agreement." GLPI's indemnification obligations to Penn and its subsidiaries, officers and directors will not be limited in amount or subject to any cap. If GLPI is required to indemnify Penn and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, GLPI may be subject to substantial liabilities.

  Information Reporting and Backup Withholding

        U.S. Treasury regulations require certain shareholders who receive stock in a distribution to attach to the shareholder's U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

        THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH PENN SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

 Market for Common Stock of GLPI

        There is currently no public market for the GLPI common stock. We intend to list our common stock on NASDAQ under the symbol "GLPI."

Trading Before the Distribution Date

        Beginning on or shortly before the record date and continuing through the distribution date, it is expected that there will be two markets in Penn common stock: a "regular-way" market and an "ex-distribution" market. Shares of Penn common stock that trade on the regular way market will trade with an entitlement to shares of the common stock of GLPI distributed pursuant to the Spin-Off. Shares that trade on the ex-distribution market will trade without an entitlement to shares of the common stock of GLPI distributed pursuant to the Spin-Off. Therefore, if you sell shares of Penn common stock in the "regular-way" market up to and including the distribution date, you will be selling your right to receive shares of the common stock of GLPI in the Spin-Off. If you own shares of Penn common stock at the close of business on the record date and sell those shares on the "ex-distribution" market, up to and including the distribution date, you will still receive the shares of the common stock of GLPI that you would be entitled to receive pursuant to your ownership of the shares of Penn common stock.

        Furthermore, beginning shortly before the distribution date and continuing up to and including the distribution date, it is expected that there will be a "when-issued" market in the common stock of GLPI. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for shares of GLPI common stock that will be distributed to Penn shareholders on the distribution date. If you owned shares of Penn common stock at the close of business on the record date, you would be entitled to shares of GLPI's common stock distributed pursuant to the Spin-Off. You may trade this entitlement to shares of common stock of GLPI, without the shares of Penn common stock you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to GLPI common stock will end and "regular-way" trading will begin.

Conditions to the Spin-Off

        The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and the related transactions at any time prior to the distribution date. This means Penn may cancel or delay the planned distribution of common stock of GLPI if at any time the board of directors of Penn determines that the distribution of such common stock is not in the best interests of Penn. If Penn's board of directors determines to cancel the Spin-Off, shareholders of Penn will not receive any distribution of GLPI common stock and Penn will be under no obligation whatsoever to its shareholders to distribute such shares.

        Absent a determination of Penn's board of directors to the contrary, GLPI expects that the Spin-Off will be effective on [    •    ], 2013, the distribution date. In addition, the Spin-Off and related transactions are subject to the satisfaction or waiver (by Penn's board of directors in its sole discretion) of the following conditions:

  •
  the Separation and Distribution Agreement, the Master Lease, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement shall have been duly executed and delivered to the parties thereto and the separation, the distribution and the related transactions in accordance with the plan of reorganization set forth in the Separation and Distribution Agreement shall have been completed;

  •
  the IRS Ruling to the effect that the Spin-Off, together with the Carlino Stock Exchange and certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code shall not have been modified, revoked or withdrawn;

  •
  Penn shall have received the respective opinions of Wachtell, Lipton, Rosen & Katz and KPMG LLP to the effect that certain requirements for tax-free treatment under Section 355 of the Code on which the IRS will not rule will be satisfied;

  •
  Penn shall have received the respective opinions of Wachtell, Lipton, Rosen & Katz and KPMG LLP that GLPI will qualify to be taxed as a REIT under Sections 856 through 859 of the Code following the Spin-Off;

  •
  the Form S-11 containing this Prospectus shall have been declared effective by the SEC or become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-11 shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Prospectus shall have been mailed to Penn's shareholders as of the Record Date;

  •
  all actions and filings necessary or appropriate under applicable federal, state or foreign securities or "blue sky" Laws and the rules and regulations thereunder shall have been taken and, where applicable, become effective or been accepted;

  •
  the GLPI common stock shall have been accepted for listing on NASDAQ, subject to compliance with applicable listing requirements;

  •
  no order, injunction or other legal restraint or prohibition preventing the consummation of the Spin-Off or related transactions shall be threatened, pending or in effect;

  •
  any material consents and governmental authorizations necessary to complete the Spin-Off (including all required regulatory approvals) shall have been obtained and be in full force and effect;

  •
  GLPI shall have entered into the financing transactions described in this Prospectus and contemplated to occur on or prior to the Spin-Off and Penn shall have entered into the financing transactions in connection with the Internal Reorganizations to occur on or prior to the Spin-Off, which financing arrangements shall be in full force and effect immediately prior to the Distribution, the respective financings thereunder to occur on or prior to the Spin-Off shall have been consummated and GLPI shall have transferred to Penn, directly or indirectly, approximately $2.06 billion of proceeds from its borrowings under the senior credit facilities that it will enter into prior to the Spin-Off;

  •
  prior to the Spin-Off, the current GLPI board of directors shall have duly elected all individuals specified in this Prospectus as members of the GLPI board of directors who have not yet been elected as members of the GLPI board of directors;

  •
  Peter M. Carlino shall have delivered shares of Penn common stock as contemplated by the Carlino Exchange Agreement, and the Carlino Exchange Agreement shall be in full force and effect immediately prior to the Spin-Off;

  •
  Penn and GLPI shall each have taken all necessary action to provide for the adoption and filing with the Secretary of State of the Commonwealth of Pennsylvania of the amended and restated GLPI charter and bylaws substantially as described in this Prospectus;

  •
  at or prior to the Spin-Off, Penn and GLPI shall have taken all necessary action to approve the stock-based employee benefit plans of GLPI in order to satisfy the applicable rules and regulations of NASDAQ; and

  •
  no event or development shall have occurred that, in the judgment of the Penn board of directors, makes it inadvisable to proceed with the transactions contemplated by the Separation and Distribution Agreement.

The fulfillment of the foregoing conditions will not create any obligation on the part of Penn to effect the Spin-Off.

Treatment of Penn Preferred Stock in the Spin-Off

  Penn Series B Preferred Stock

        As of June 30, 2013, there were 12,050 shares of Penn Series B preferred stock outstanding, 9,750 of which were held by Fortress and 2,300 of which were held by Centerbridge. Penn has entered into agreements with each of the holders of Penn Series B preferred stock to redeem for cash, or exchange for Penn Series C preferred stock, all of the outstanding shares of Penn Series B preferred stock prior to the record date of the Spin-Off.

  Fortress

        On January 16, 2013, Penn entered into an exchange agreement with Fortress (the "Exchange Agreement") The Exchange Agreement provides Fortress with the right to exchange each share of Penn Series B preferred stock for approximately 1.49 shares of Penn Series C preferred stock, an exchange ratio that treats each 1/1,000th of a share of Penn Series C preferred stock (and therefore each share of Penn common stock into which such fractional share is convertible) as having a value of $67 per share, which is the "ceiling price" at which the shares of Penn Series B preferred stock are redeemable by Penn at maturity in 2015. Pursuant to the Exchange Agreement, any shares of Penn Series B preferred stock not exchanged for shares of Penn Series C preferred stock prior to the second business day before the record date for the Spin-Off shall automatically be exchanged for shares of Penn Series C preferred stock at 12:01a.m. Eastern Time on such date. Then, prior to the record date for the Spin-Off, Penn will have the right to purchase from Fortress the number of shares of Penn Series C preferred stock required to ensure that, immediately following the consummation of the Spin-Off, Fortress will own not more than 9.9% of GLPI's common stock.

        Pursuant to the Exchange Agreement, Fortress may not transfer any shares of Penn Series B preferred stock prior to their conversion into Penn Series C preferred stock unless the transferee agrees to become bound by the terms, obligations and conditions of the Exchange Agreement applicable to Fortress.

  Centerbridge

        On January 30, 2013, Penn entered into an agreement with Centerbridge to repurchase all 2,300 outstanding shares of the Penn Series B preferred stock held by Centerbridge for $230 million. The closing of the repurchase will occur two business days prior to the record date of the Spin-Off. Centerbridge has agreed not to transfer any shares of Penn Series B preferred stock prior to the repurchase unless such transfer is made to a party that agrees to be bound by the same obligation to sell its shares to Penn as Centerbridge and generally is made with the prior written consent of Penn, which consent shall not be unreasonably withheld or delayed.

  Penn Series C Preferred Stock

        As of June 30, 2013, there were no shares of Penn Series C preferred stock outstanding. As described above in "—Penn Series B Preferred Stock," it is anticipated that shares of Penn Series B preferred stock owned by Fortress will be converted into approximately 14,552 shares of Penn Series C preferred stock prior to the Spin-Off. Each 1/1,000th of a share of Penn Series C preferred stock automatically converts into a share of Penn common stock upon its sale to a third party not affiliated with the original holder.

        Each 1/1,000th of a share of Penn Series C preferred stock will receive one share of common stock of GLPI in the Spin-Off.

Accounting Treatment

        At the time of the Spin-Off, the balance sheet of GLPI will include substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of TRS Properties that will be operated by its TRSs. The assets and liabilities of GLPI will be recorded at their respective historical carrying values at the time of the Separation in accordance with the provisions of FASB ASC 505-60, "Spinoffs and Reverse Spinoffs."

Financial Advisor

        Wells Fargo & Company and Bank of America Merrill Lynch provided financial advice in connection with the Spin-Off. Each was retained in connection with the transaction because of the firm's familiarity with the businesses and assets of Penn and the firm's qualifications and reputation. Penn will pay Wells Fargo & Company a fee of [    •    ], and Bank of America Merrill Lynch a fee of [    •    ], in connection with its engagement.

        In addition to providing the written opinion described in "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off," Duff & Phelps provided financial advice to the independent directors of the board of directors of Penn in connection with the Spin-Off. Penn will pay Duff & Phelps an aggregate fee of [    •    ] in connection with its engagement by Penn and the independent directors of the board of directors of Penn.

Reason for Furnishing this Prospectus

        This Prospectus is being furnished solely to provide information to Penn shareholders who will receive shares of GLPI common stock in the Spin-Off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Penn, nor is it to be construed as a solicitation of proxies in respect of the proposed Spin-Off or any other matter. We believe that the information contained in this Prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and neither we nor Penn undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

RELATIONSHIP BETWEEN GLPI AND PENN AFTER THE SPIN-OFF

        Following the Spin-Off, GLPI will be a publicly traded company independent from Penn. Although GLPI will lease all but two of its gaming and related facilities (the TRS Properties) to a subsidiary of Penn, GLPI anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        To govern their ongoing relationship, GLPI and Penn or their respective subsidiaries, as applicable, will enter into the various agreements on or prior to completion of the Spin-Off as described in this section. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are included as exhibits to this Registration Statement.

The Separation and Distribution Agreement

        The following discussion summarizes the material provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement will set forth, among other things, our agreements with Penn regarding the principal transactions necessary to separate us from Penn. It also will set forth other agreements that govern certain aspects of our relationship with Penn after the distribution date.

  Transfer of Assets and Assumption of Liabilities

        The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the separation of Penn into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

  •
  certain assets associated with Penn's real property interests and real estate development business, as well as the TRS Properties, which we refer to as the "GLPI Assets," will be transferred to us or one of our subsidiaries;

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  certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the GLPI Assets, and other liabilities related to the businesses and operations of Penn's real property assets and the TRS Properties, which we refer to as the "GLPI Liabilities," will be retained by or transferred to us or one of our subsidiaries; and

  •
  all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the GLPI Assets and GLPI Liabilities will be retained by Penn or one of its subsidiaries.

        Except as may expressly be set forth in the Separation and Distribution Agreement or any other transaction agreements, all assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

        The Separation and Distribution Agreement will provide, subject to the terms and considerations contained therein, that, in consideration for the transfer of the GLPI Assets to us, we will (i) issue (actually or constructively) to Penn shares of GLPI common stock which, along with any other shares of GLPI common stock owned by Penn, will constitute all of the outstanding stock of GLPI, and (ii) transfer to Penn, directly or indirectly, approximately $2.06 billion of proceeds from our borrowings under the senior credit facilities that we will enter into prior to the Spin-Off and of the proceeds of the senior notes that we will issue prior to the Spin-Off. The remainder of these borrowings and proceeds will be used to fund transaction fees and expenses and to fund the Purging Distribution. See "The Separation—Conditions to the Spin-Off."

        Information in this Prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other transaction agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

  Conditions to the Separation and Distribution

        The Separation and Distribution Agreement will provide that the separation and the distribution are subject to the satisfaction (or waiver by Penn's board of directors in its sole discretion) of certain conditions. These conditions are described under "The Separation—Conditions to the Spin-Off." The Penn board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and the related transactions at any time prior to the distribution date. This means Penn may cancel or delay the planned distribution of common stock of GLPI if at any time the board of directors of Penn determines that the distribution of such common stock is not in the best interests of Penn. If Penn's board of directors determines to cancel the Spin-Off, shareholders of Penn will not receive any distribution of GLPI common stock and Penn will be under no obligation whatsoever to its shareholders to distribute such shares.

  The Distribution

        As described elsewhere in this document, the Separation and Distribution Agreement will provide that each holder of Penn common shares will receive a pro rata distribution of one share of GLPI common stock per share of Penn common stock. In addition, each holder of record of Penn Series C preferred stock will receive a pro rata distribution of one share of GLPI common stock for every 1/1,000th of a share of Penn Series C preferred stock. Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off, as described under "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino."

  Intellectual Property Matters

        Under and subject to the terms and conditions set forth in the Separation and Distribution Agreement, Penn will grant GLPI a perpetual non-exclusive license to use the "Hollywood" trade name, trade dress and other intellectual property only in connection with the operation of the TRS Properties. The license will be royalty-free for two years, after which GLPI will pay Penn a royalty reflecting the fair market value of the license.

  Releases

        Except as otherwise provided in the Separation and Distribution Agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Penn. The releases will not extend to or amend obligations or liabilities under any agreements between the parties that remain in effect following the separation.

  Indemnification

        In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Penn's business with Penn. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents (each, the "Indemnified Parties") for any losses arising out of or otherwise in connection with the liabilities that each such party assumed or retained pursuant to the Separation and Distribution Agreement and the other transaction agreements. In addition, GLPI will indemnify the Indemnified Parties of Penn and each person, if any, who controls Penn, its affiliates or subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all liabilities arising out of a disclosure or an omission with respect to this Registration Statement.

  Insurance

        The Separation and Distribution Agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles and/or self-insured retentions under certain insurance policies.

  Further Assurances

        In addition to the actions specifically provided for in the Separation and Distribution Agreement, except as otherwise set forth therein or in any other transaction document, both GLPI and Penn will agree in the Separation and Distribution Agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and to make effective the transactions contemplated by the Separation and Distribution Agreement and the other transaction documents.

  Dispute Resolution

        The Separation and Distribution Agreement will contain provisions that govern, except as otherwise provided in the Master Lease, the resolution of disputes, controversies or claims that may arise between GLPI and Penn related to the Spin-Off. These provisions will contemplate that either GLPI or Penn may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the Separation and Distribution Agreement.

  Termination

        The Separation and Distribution Agreement will provide that it may be terminated and the separation and distribution may be modified or abandoned at any time prior to the distribution date in the sole discretion of Penn without the approval of any other person. In the event of a termination of the Separation and Distribution Agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party. After the distribution date, the Separation and Distribution Agreement may not be terminated except by an agreement in writing signed by both Penn and GLPI.

  Other Matters

        Other matters governed by the Separation and Distribution Agreement will include access to financial and other information and confidentiality.

The Master Lease

        Penn Tenant, LLC, a subsidiary of Penn ("Tenant"), will enter into the Master Lease with GLP Capital, L.P., a subsidiary of GLPI through which GLPI will own substantially all of its assets ("Lessor"), pursuant to which Tenant will lease 19 facilities that will be owned by GLP Capital, L.P. following the Spin-Off. The obligations of the Tenant under the Master Lease will be guaranteed by Penn and by all Penn subsidiaries that will occupy and operate the facilities leased under the Master Lease, or that own a gaming license, other license or other material asset necessary to operate any portion of the facilities. A default by Penn or its subsidiaries with regard to any facility will cause a default with regard to the entire portfolio.

        Penn endeavored to have the Master Lease reflect customary, arm's-length commercial terms and conditions. In particular, to determine the rent payable to GLPI under the Master Lease, Penn and its advisors conducted a valuation of the property to be acquired by GLPI and, after reviewing the rent terms under the comparable lease arrangements, and considering factors specific to the properties being leased, fixed the rental payments at amounts intended to represent fair value. However, the terms summarized below have been, and the complete Master Lease will have been, negotiated in the context of the Separation while we are still a wholly owned subsidiary of Penn. Accordingly, during the period in which the terms of the Master Lease have been and will be negotiated, we have not had and will not have had an independent board of directors or a management team independent of Penn. As a result, although the Master Lease is generally intended to reflect arms'-length terms, the terms of the Master Lease, including the terms summarized below, may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Accordingly, there can be no assurance that the terms of the Master Lease will be as favorable for GLPI as would have resulted from negotiations with one or more unrelated third parties.

        The following description of the Master Lease does not purport to be complete but contains a summary of certain material provisions of the Master Lease.

  Term and Renewals

        The Master Lease will provide for the lease of land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements relating to the operation of the leased properties.

        The Master Lease will provide for an initial term of 15 years with no purchase option. At the option of the Tenant, the Master Lease may be extended for up to four five-year renewal terms beyond the initial term, on the same terms and conditions. If the Tenant elects to renew the term of the Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease, provided that each renewal option shall only be exercisable with respect to any of the barge-based facilities—i.e., facilities where barges serve as foundations upon which buildings are constructed to serve as gaming or related facilities or serve ancillary purposes such as access platforms or shear barges to protect a gaming facility from floating debris—following an independent third party expert's review of the total useful life of the applicable barged-based facility measured from the beginning of the initial term. If the exercise of any renewal term would cause the aggregate term to exceed 80% of the estimated useful life of any facility, such facility shall be included in such five-year renewal only for the period of time that is within 80% of the estimated useful life of such facility. We believe that each of the barge-based facilities that Penn will transfer to us have a sufficient amount of time remaining in its useful life that this final five-year renewal term would not cause the aggregate term to exceed 80% of the estimated useful life of any such facility, with the possible exception of the property located at the Argosy Casino Alton. However, we believe that we could extend the useful life of the Alton property, by engaging in renovations or redevelopment, such that it would be subject to the full final five-year renewal term as well. In the event that a barge-based facility is not included in all or any portion of the final five-year renewal term, such property shall cease to be subject to the Master Lease at the end of such partial period and will no longer be occupied by Tenant absent the entry by GLPI and Tenant into a new lease (which lease could govern such property individually or apply to a group of properties, subject to the agreement of GLPI and Tenant).

        Tenant will not have the ability to terminate its obligations under the Master Lease prior to its expiration without the Lessor's consent. If the Master Lease is terminated prior to its expiration other than with Lessor's consent, the Tenant may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance costs for the property. See "Risk Factors—Risks Relating to Our Business following the Spin-Off."

  Rental Amounts and Escalators

        The Master Lease is commonly known as a triple-net lease. Accordingly, in addition to rent, the Tenant will be required to pay the following: (1) all facility maintenance, (2) all insurance required in connection with the leased properties and the business conducted on the leased properties, (3) taxes levied on or with respect to the leased properties (other than taxes on the income of the Lessor) and (4) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

        Under the Master Lease, it is anticipated that the initial annual aggregate rent payable by Tenant will be approximately $430 million. Penn will make the rent payment in monthly installments. The rent will be comprised of "Base Rent" and "Percentage Rent" components which are described below.

  Base Rent

        Fixed amount for duration of lease. This amount will be:

  (i)
  a fixed component equal to $243.3 million during the first year of the Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year's adjusted revenue to rent ratio (as it will be defined in the Master Lease) for the properties in the aggregate not to fall below 1.8:1 ("Building Base Rent"); plus

  (ii)
  an additional fixed component equal to $91.2 million ("Land Base Rent").

        We currently expect the revenue to rent ratio for 2014 to exceed 1.8:1. As a result, if the Spin-Off occurs prior to January 1, 2014, the Building Base Rent would increase by 2% in 2015.

  Percentage Rent

        A variable percentage rent component that will be calculated as follows and is expected to equal $95.5 million during the first year of the Master Lease:

  (iii)
  Percentage Rent (other than Columbus and Toledo Facilities):    Fixed amount for the first 5 years. An adjustment will be recorded every five years to establish a new fixed amount for the next five-year period based on the average actual net revenues of Penn from the Facilities (other than the Columbus and Toledo Facilities) during the five year period then ended (and calculated by multiplying 4% by the excess (if any) of (i) the average net revenues for the trailing five-year period over (ii) 50% of the 2013 projected net revenues).

  (iv)
  Percentage Rent (Columbus and Toledo Facilities):    Variable amount, determined monthly, based on 20% of the excess of Penn's actual net revenues from the Columbus and Toledo Facilities of the month then ended over 50% of 1/12 of the 2013 projected net revenues.

  Maintenance and Capital Improvements

        The Tenant will be required to make all expenditures reasonably necessary to maintain the premises in good appearance, repair and condition. The Tenant will own and be required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the premises in compliance with applicable legal, insurance and licensing requirements. Without limiting the foregoing, the Tenant will be required to spend an amount equal to at least 1% of its actual net revenue each calendar year on installation or maintenance, restoration and repair of items that are capitalized in accordance with accounting principles generally accepted in the United States of America ("GAAP") with a life of not less than three years.

        "Capital Improvements" (defined as any improvements, alterations or modifications other than ordinary maintenance of existing improvements, including, without limitation, capital improvements and structural alterations, modifications or improvements, one or more additional structures annexed to any facility or the expansion of existing improvements) by the Tenant will be permitted without Lessor's consent only if such Capital Improvements (i) are of equal or better quality than the existing improvements they are improving, altering or modifying, (ii) do not consist of adding new structures or enlarging existing structures and (iii) do not have an adverse effect on the structure of any existing improvements. All other Capital Improvements will require the Lessor's review and approval, which approval shall not be unreasonably withheld. The Tenant will be required to provide copies of the plans and specifications in respect of all Capital Improvements, which shall be prepared in a high-grade professional manner and shall adequately demonstrate compliance with the foregoing with respect to permitted projects not requiring approval and shall be in such form as Lessor may reasonably require for any other projects.

        The Tenant will be required to pay for all maintenance expenditures and Capital Improvements, provided that the Lessor will have a right of first offer to finance certain Capital Improvement projects. The Tenant shall be permitted to seek outside financing for such Capital Improvements during the six month period following Lessor's offer of financing only on terms that are economically more advantageous to the Tenant than those offered by the Lessor. Whether or not Capital Improvements are financed by the Lessor, the Lessor will be entitled to receive Percentage Rent based on the net revenues generated by the new improvements as described above and such Capital Improvements will be subject to the terms of the Master Lease, provided that in no event shall Tenant be obligated to obtain financing from Lessor to the extent such financing from Lessor would violate or cause a default or breach under any material indebtedness of Penn or Tenant.

  Use of the Leased Property

        The Master Lease will require that the Tenant utilize the leased property solely for gaming and/or pari-mutuel use and related uses as specified in the Master Lease and such other uses as the Lessor of the leased property may otherwise approve in its sole discretion. The Tenant will be responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various gaming and other regulations.

  Events of Default

        Under the Master Lease, an "Event of Default" will be deemed to occur upon certain events, including: (1) the failure by a Tenant to pay rent or other amounts when due or within certain grace or cure periods of the due date, (2) the failure by a Tenant to comply with the covenants set forth in the Master Lease when due or within any applicable cure period, (3) certain events of bankruptcy or insolvency with respect to Tenant or a guarantor, (4) the occurrence of an event that causes, or permits the holders thereof to cause, any material indebtedness of Tenant and its subsidiaries or any guarantor of the Master Lease (including Penn), (5) the occurrence of a default under any guaranty of the Master Lease that is not cured within a certain grace period, (6) Tenant breaches a representation or warranty in the Master Lease in a material manner which materially and adversely affects Lessor, (7) the occurrence of a cross default under another agreement executed by Penn or its affiliates in favor of Lessor or its affiliates or their subsidiaries, and is not cured within any applicable grace period, (8) the occurrence of a default in respect of a loan secured by a leased property, which default is the responsibility of Tenant or (9) the occurrence of certain events of regulatory non-compliance which would reasonably be expected to have a material adverse effect on the operations at the leased property or the financial condition of the Tenant.

  Remedies for an Event of Default

        Upon an Event of Default under the Master Lease, the Lessor of the leased property may, at its option, exercise the following remedies:

  (i)
  terminate the Master Lease, repossess any leased property, relet any leased property to a third party and require that the Tenant pay to the Lessor, as liquidated damages, the net present value of the rent for the balance of the term, discounted at the discount rate of the Federal Reserve Bank of New York at the time of award plus one percent (1%) and reducing such amount by the portion of the unpaid rent that Tenant proves could be reasonably avoided, plus any other amount necessary to compensate Landlord for Tenant's failure to perform (or likely to result therefrom) in the ordinary course,

  (ii)
  with or without terminating the Master Lease, decline to terminate Tenant's right to possession of the leased property and require that Tenant pay to Lessor rent and other sums payable pursuant to the Master Lease with interest calculated at the overdue rate provided for in the Master Lease with Lessor permitted to enforce any other provision of the Master Lease or terminate Tenant's right to possession of the leased property and seek any liquidated damages as set forth in clause (i) above, and/or

  (iii)
  seek any and all other rights and remedies available under law or in equity.

  Assignment and Subletting

        Except as noted below, the Master Lease will provide that a Tenant may not assign or otherwise transfer any leased property or any portion of a leased property as a whole (or in substantial part), including by virtue of a change of control of the Tenant, without the consent of the Lessor, which may not be unreasonably withheld. Lessor's consent to an assignment of the Master Lease will not be required if (i) the proposed purchaser (1) is a creditworthy entity with sufficient financial stability to satisfy its obligations under the Master Lease, (2) agrees to assume the Master Lease without modification beyond that necessary to reflect the new party, (3) is licensed by each gaming authority with jurisdiction over one or more facilities covered by the Master Lease, (4) is solvent and (5) has, or retains a manager with, at least five years of experience operating casinos with revenues in the immediately preceding fiscal year of at least $750 million and is not in the business of leasing properties to gaming operators, or has agreement(s) in place to retain 80% of Tenant's and Penn's management team and 80% of Tenant and its subsidiaries' employees with employment contracts, (ii) the adjusted revenues to rent ratio for each of the four calendar quarters immediately prior to the consummation of the proposed transaction is at least 1.4:1 (provided that this requirement shall not be in effect with respect to (x) a secured lender that is foreclosing, as well as with respect to such leasehold mortgagee's effectuating thereafter an initial sale or (y) a change of control resulting from the acquisition by any person or group of 35% or more of the voting power of Penn), and (iii) the leverage to EBITDA ratio after giving effect to the proposed transaction and assumption of Penn's obligations will be less than 8:1 or receives a guaranty from an entity with an investment grade rating from a nationally recognized rating agency (provided that this requirement shall not be in effect with respect to Penn becoming controlled by a secured lender that is foreclosing on a permitted pledge of interests in Penn). In connection with certain assignments, the ultimate parent company of such assignee shall also execute a guaranty and shall be required to be solvent.

        The Master Lease will also provide that Tenant may assign or otherwise transfer any leased property or a portion thereof to an affiliate subject to the Lessor's reasonable approval of the transfer documents. Upon any such assignment or transfer to an affiliate of the Tenant, such affiliate shall guaranty Tenant's obligations under the Master Lease and the Tenant will not be released from obligations under the applicable Master Lease.

        In addition, the Master Lease will allow Penn to sublease any space at any of the properties, subject in certain instances to Lessor's consent not to be unreasonably withheld as set forth in the Master Lease. Lessor shall be entitled to receive the same base and percentage rent that would have been received had Penn continued to operate the subleased space.

  New Opportunities

        Penn and the Lessor generally will not be prohibited from developing, redeveloping, expanding, purchasing, building or operating facilities. However, certain limitations will apply within a sixty (60) mile radius of a facility (or, in the case of facilities in Nevada, within a 7 mile radius) that will be subject to the Master Lease (the "Restricted Area"). Within the Restricted Area, Penn and the Lessor will be subject to the following restrictions.

  (i)
  Developing or building a new facility within the Restricted Area:

  •
  Penn may develop or build a new facility only if it first offers Lessor the opportunity to participate (by including the newly developed property in the Master Lease portfolio) on terms to be negotiated by the parties. If Lessor declines, or if the parties cannot reach agreement on the terms, the annual Percentage Rent due from the affected existing facility subject to the Master Lease will thereafter (y) be subject to a floor which will be calculated based on the Percentage Rent that would have been paid for such facility if such Percentage Rent were adjusted based on net revenues for the calendar year immediately prior to the year in which the new facility is first opened to the public (the "Floor") and (z) Percentage Rent will be subject to normal periodic adjustments provided that it may not be reduced below the Floor.

  •
  Lessor may not build or develop a new facility without Penn's prior consent, which may be withheld in Penn's sole discretion (but post-development sale-leasebacks or financings with third parties will be permitted without restriction as provided in paragraph (iii) (Acquisition/Refinance existing facilities within the Restricted Area) below).

  (ii)
  Expanding existing facilities within the Restricted Area:

  •
  Penn shall provide the Lessor with a right of first offer to finance any proposed expansion. Tenant shall be permitted to seek outside financing for such Capital Improvements during the six month period following Lessor's offer of financing only on terms that are economically more advantageous to the Tenant than offered by the Lessor.

  •
  Lessor shall have the right to finance expansions by competitors but the Percentage Rent from the affected facilities will thereafter be calculated monthly, based on the percentage applicable to such facility (and thereafter no longer based on the trailing five-year period that would have been the case for Facilities other than Columbus and Toledo Facilities).

  (iii)
  Acquisition/refinance existing facilities within the Restricted Area:

    Either Penn or Lessor may avail itself on the following terms of opportunities to, in the case of Penn, purchase or operate (and, in the case of Lessor, purchase or refinance) an existing facility (whether built prior to or after the date of the Master Lease) within the Restricted Area:

    •
    Penn:    The annual Percentage Rent due from the affected existing facility in the territory will thereafter (i) be subject to the Floor and (ii) be subject to normal periodic adjustments provided that it may not be reduced below the Floor.

    •
    Lessor:    No restriction on the purchase or refinance of an existing gaming facility.

  Gaming Licenses/Successor Lessee Provisions

        Gaming licenses and all other assets ("Gaming Assets") necessary to operate the facilities that will be subject to the Master Lease will be held and maintained by Penn pursuant to the terms of the Master Lease. The Master Lease will require Penn to transfer the Gaming Assets at the end of the term of the Master Lease to a successor lessee at their fair market value.

The Tax Matters Agreement

        The Tax Matters Agreement will govern Penn's and GLPI's respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Spin-Off and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.

        In addition, the Tax Matters Agreement will impose certain restrictions on GLPI and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the Spin-Off and certain related transactions. The Tax Matters Agreement will provide special rules allocating tax liabilities in the event the Spin-Off, together with certain related transactions, was not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Penn that arise from the failure of the Spin-Off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code to the extent that the failure to qualify is attributable to actions, events, or transactions relating to such party's respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement.

        The Tax Matters Agreement will also set forth Penn's and GLPI's obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

The Employee Matters Agreement

        The Employee Matters Agreement will govern Penn's and GLPI's respective compensation and employee benefit obligations with respect to the current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding Penn equity awards in connection with the Spin-Off, as described in more detail under "Treatment of Outstanding Compensatory Equity-Based Awards." In addition, the Employee Matters Agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Penn to GLPI, the assumption and retention of liabilities and related assets, workers' compensation, labor relations, the provision of benefits following the Spin-Off, employee service credit, the sharing of employee information and related matters.

The Transition Services Agreement

        Penn will agree to provide GLPI with administrative and support services on a transitional basis pursuant to the Transition Services Agreement, including accounting and finance support, human resources support, legal and regulatory compliance support, insurance advisory services, internal audit services, governmental affairs monitoring and reporting services, information technology support, construction services, and various other support services (the "Transition Services") for a period of up to two years. We expect that the fees charged to GLPI for Transition Services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by Penn in providing the Transition Services to GLPI for the relevant period.

        The Transition Services Agreement will provide that GLPI has the right to terminate a Transition Service after an agreed notice period, generally thirty days. The Transition Services Agreement also will contain provisions whereby GLPI will generally agree to indemnify Penn for all claims, losses, damages, liabilities and other costs incurred by Penn to a third party which arise in connection with the provision of a Transition Service, other than those costs resulting from Penn's gross negligence, willful misconduct or bad faith.

Overlapping Directors

        In serving on the board of directors of both GLPI and Penn following the Spin-Off, Peter M. Carlino and David A. Handler could have a conflict of interest with respect to matters at GLPI involving Penn and matters at Penn involving GLPI. In order to mitigate this conflict of interest, each of GLPI and Penn expects to adopt governance guidelines prior to the Spin-Off that will require Messrs. Carlino and Handler to report any matter that may create, or may create the appearance of, a conflict of interest to a designated independent director for evaluation and appropriate resolution. Each board may, in the future, also form committees of independent directors to discuss and act upon matters involving both GLPI and Penn. No other person will be a director, executive officer or other employee of both GLPI and Penn.

TREATMENT OF OUTSTANDING COMPENSATORY EQUITY-BASED AWARDS

        The Employee Matters Agreement will provide for the conversion, following the Spin-Off, of all outstanding awards granted under Penn's long term incentive compensation plans (whether held by Penn or GLPI employees or other participants) into adjusted Penn awards and GLPI awards. The material terms of the conversion are described in the following.

Options and Cash Settled Stock Appreciation Rights

  Options and Stock Appreciation Rights

        Generally, each outstanding option and cash settled stock appreciation right ("SAR") with respect to Penn common stock which is outstanding on the distribution date will be converted, following the Spin-Off, into two awards, an adjusted Penn option and a GLPI option, or, in the case of the SARs, an adjusted Penn SAR and a GLPI SAR. The adjustment would preserve the aggregate intrinsic value of the options and SARs. However, Peter M. Carlino will transfer some of his Penn options to Penn in exchange for options to acquire GLPI common stock in the Compliance Exchanges, which are designed to ensure that each member of the Carlino family will beneficially own less than 10% of the outstanding shares of Penn common stock for certain federal tax purposes following the Separation. See "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino."

  Option and SAR Adjustment

        The per share exercise price of each GLPI option or GLPI SAR shall be equal to the product of (i) the per share exercise price of the Penn option or Penn SAR immediately prior to the distribution date (the "Pre-Distribution Exercise Price") multiplied by (ii) a fraction, the numerator of which shall be the post-distribution GLPI stock price and the denominator of which shall be the pre-distribution Penn stock price, rounded up to the nearest cent. The per share exercise price of each adjusted Penn option or Penn SAR shall be equal to the product of (i) the Pre-Distribution Exercise Price multiplied by (ii) a fraction, the numerator of which shall be the post-distribution Penn stock price and the denominator of which shall be the pre-distribution Penn stock price, rounded up to the nearest cent.

  Service

        The adjusted options and SARs will otherwise remain subject to their original terms, except that for purposes of the adjusted Penn options and Penn SARs (including in determining exercisability and the post-termination exercise period), continued service with GLPI following the distribution date shall be deemed continued service with Penn; and for purposes of the GLPI options and GLPI SARs (including in determining exercisability and the post-termination exercise period), continued service with Penn following the distribution date shall be deemed continued service with GLPI.

  Dividends—Unvested Options and SARs

        In respect of any GLPI options and GLPI SARs which are unvested as of the distribution date, holders of such options or SARs will be granted a right to receive a payment equal to the value of any ordinary dividend declared with respect to GLPI common stock subject to such options or SARs, which payment will accrue and be paid, if applicable, on the vesting date of the related option or SAR.

  Dividends—Vested Options and SARs

        Notwithstanding the Spin-Off, Penn will retain approximately $45 million of funding, intended to reflect the aggregate dividend that would be expected to be paid within a three year period following the Spin-Off in respect of shares subject to vested GLPI options and GLPI SARs held by Penn employees. Penn shall consider using this amount for the purpose of paying bonuses to its employees who are GLPI option holders or GLPI SARs holders. No employee will have any right to be paid any amount from the special incentive bonus pool.

  Purging Distribution—Vested and Unvested Options and SARs

        Upon the declaration of the Purging Distribution, GLPI options and GLPI SARs shall be adjusted in a manner that preserves both the pre-distribution intrinsic value of the options and SARs and the pre-distribution ratio of the stock price to exercise price that existed immediately before the Purging Distribution. Specifically, each option or SAR will become an option or SAR with respect to the number of GLPI shares equal to the product of (i) the number of GLPI shares originally subject to the option or SAR multiplied by (ii) a fraction, the numerator of which shall be the pre-dividend GLPI stock price and the denominator of which shall be the post-dividend GLPI stock price (such ratio, the "Exchange Ratio"), rounded down to the nearest whole share. The exercise price per share following the adjustment will be equal to the per share exercise price before the adjustment divided by the Exchange Ratio, rounded up to the nearest cent.

Restricted Stock Awards and Phantom Stock Units

  Restricted Stock and Phantom Stock Units

        Holders of outstanding restricted stock and phantom stock units ("PSUs") with respect to Penn common stock would become entitled following the distribution to an additional share of restricted stock or PSU with respect to GLPI common stock for each share of Penn restricted stock or PSU held.

  Service

        The restricted stock and PSUs will otherwise remain subject to their original terms, except that for purposes of the adjusted Penn awards (including vesting and treatment on termination) continued service with GLPI following the distribution date shall be deemed continued service with Penn; and for purposes of the GLPI awards (including vesting and treatment on termination), continued service with Penn following the distribution date shall be deemed continued service with GLPI.

  Dividends

        In respect of any GLPI PSUs, holders of such PSUs will be granted a right to receive a payment equal to the value of a dividend with respect to such PSUs that would be expected to be accrued and paid, if applicable, on the payment date of the related PSU. Holders of GLPI restricted stock will be entitled to receive any dividends paid with respect to such restricted shares on the same date or dates that dividends are payable on GLPI common stock to shareholders of GLPI generally.

  Purging Distribution

        Upon declaration of the Purging Distribution, holders of GLPI PSUs will be credited with the special dividend, which will accrue and be paid, if applicable, on the payment date of the related PSU. Holders of GLPI restricted stock will be entitled to receive the special dividend with respect to such restricted stock on the same date or dates that the special dividend is payable on GLPI common stock to shareholders of GLPI generally.

 DIVIDEND POLICY

        GLPI intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Commencing with GLPI's taxable year beginning on January 1, 2014, consistent with industry standards, GLPI expects to pay distributions in cash in an amount equal to approximately 80% of GLPI's adjusted funds from operations ("Adjusted FFO") for each quarterly period but in no event will the annual dividend be less than 90% of GLPI's REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. For purposes of determining its cash distributions, GLPI's Adjusted FFO will be calculated by starting with The National Association of Real Estate Investment Trusts' ("NAREIT") definition of funds from operations ("FFO"), which is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus real estate depreciation. The NAREIT definition will then be adjusted to exclude the effect of stock-based and other non-cash compensation expense and subtract maintenance capital expenditures, resulting in Adjusted FFO for GLPI.

        Initially, cash available for distribution to GLPI shareholders will be derived solely from the rental payments under the Master Lease and the income of our TRSs. All distributions will be made by GLPI at the discretion of its board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on distributions by GLPI), applicable law and other factors as the board of directors of GLPI deems relevant. The board of directors of GLPI has not yet determined when any distributions will be declared or paid.

        GLPI currently intends to pay quarterly distributions in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, GLPI's taxable income will be calculated without reference to its cash flow. Consequently, under certain circumstances, GLPI may not have available cash to pay its required distributions and may distribute a portion of its dividends in the form of its stock or its debt instruments. In either event, a shareholder of GLPI will be required to report dividend income as a result of such distributions even though GLPI distributed no cash or only nominal amounts of cash to such shareholder. The IRS has issued private letter rulings to other REITs (and, with respect to the Purging Distribution and as described above in "Risk Factors—Risk Factors Relating to the Status of GLPI as a REIT," to Penn) treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy that REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but GLPI could request a similar ruling from the IRS. GLPI cannot rely on the private letter ruling Penn received from the IRS, as described above, with respect to the payment of dividends other than the Purging Distribution. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to GLPI's taxable year beginning on January 1, 2014 and future taxable years. Accordingly, it is unclear whether and to what extent GLPI will be able to make taxable dividends (other than the Purging Distribution) payable in-kind. For more information, see "U.S. Federal Income Tax Considerations—Taxation of GLPI—Annual Distribution Requirements." GLPI currently believes that it will have sufficient available cash to pay its required distribution for 2014 in cash but there can be no assurance that this will be the case.

        It presently is anticipated that acquisitions will be financed through borrowings under the debt agreements to be entered into by GLPI and GLP Capital, L.P. in connection with the Spin-Off, other debt financing or the issuance of equity securities. To the extent that those sources of funds are insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, cash available for distribution could be reduced. In that event, GLPI may also borrow funds, liquidate or sell a portion of its properties or find another source of funds, such as the issuance of equity securities, in order to pay its required distributions. However, the sale of any properties within a ten year period following the Spin-Off may subject GLPI to adverse tax consequences. See "Risk Factors—Risk Factors Relating to the Status of GLPI as a REIT" for further discussion.

        GLPI anticipates that its distributions generally will be taxable as ordinary income to its shareholders, although a portion of the distributions may be designated by GLPI as qualified dividend income or capital gain or may constitute a return of capital. GLPI will furnish annually to each GLPI shareholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to shareholders of GLPI, see "U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders."

        The following table describes our forecasted net income available to our equity owners for the twelve months ended October 31, 2014 and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the twelve months ending October 31, 2014 (amounts in thousands except per share data and percentages). These calculations do not assume any changes to our operations or any acquisitions or dispositions which could affect our operating results and cash flows, or changes in our outstanding common shares. We cannot assure you that our actual results will be the same as or comparable to the calculations below.

Forecasted net income for the twelve month period ended October 31, 2014	$145,087
Add: Forecasted real estate depreciation expense	119,341
Add: Non-cash stock based compensation expense	8,039
Add: Amortization of debt issuance costs included within interest expense	6,811

Estimated cash flow from operating activities for the twelve months ended October 31, 2014	279,278
Estimated cash flows used in investing activities for the twelve months ended October 31, 2014
Less: Estimated expenditures for maintenance capital expenditures	(3,322)

Estimated cash flow used in investing activities for the twelve months ended October 31, 2014	(3,322)

Estimated cash flow used in financing activities for the twelve months ended October 31, 2014	—

Estimated cash available for distribution for the twelve months ended October 31, 2014	$275,956
Estimated annual dividends	$210,948
Estimated annual distributions per common share	$1.75
Payout ratio based on estimated cash available for distribution	76.4%

 FINANCING

        In connection with the Spin-Off, (i) GLPI and its subsidiary, GLP Capital, L.P., expect to enter into senior unsecured credit facilities, comprised of a $850 million revolving credit facility (which is expected to be reduced to $700 million at or about the time of the Spin-Off) and a $300 million term loan facility (the "Credit Facilities"), and (ii) GLP Capital, L.P. expects to issue $2.05 billion in senior unsecured notes (the "Senior Notes"), which Senior Notes will be guaranteed by GLPI. GLPI and GLP Capital, L.P. expect to have $150 million of indebtedness outstanding under the revolving credit facility immediately following the Spin-Off.

Senior Unsecured Credit Facilities

        The Credit Facilities will be provided by a syndicate of banks and other financial institutions. The borrower under the Credit Facilities will be GLP Capital, L.P., a subsidiary of GLPI, and the Credit Facilities will be guaranteed by GLPI.

        Subject to customary conditions, including pro forma compliance with financial covenants, the Credit Facilities will permit GLP Capital, L.P. to obtain additional revolving commitments and incur additional term loans, so long as the aggregate principal amount of the loans and unused commitments under the Credit Facilities does not exceed $1.5 billion. There is currently no commitment in respect of these incremental loans, nor is one currently anticipated to be in place upon the consummation of the Spin-Off.

        The proceeds of these loans, together with the proceeds of the senior notes issued prior to the Spin-Off, will be used to finance payments to Penn, directly or indirectly, in connection with the transfer of property and assets to GLPI, to pay transaction fees and expenses and to fund the cash portion of the Purging Distribution. The revolving loans under the Credit Facilities may be repaid and reborrowed from time to time. The proceeds of additional revolving loans will be used for working capital, to fund permitted dividends, distributions and acquisitions, for general corporate purposes and for any other purpose not prohibited by the documentation governing the Credit Facilities.

Interest Rate and Fees

        The interest rates per annum applicable to loans under the Credit Facilities are, at GLP Capital, L.P.'s option, equal to either a base rate or a LIBOR rate plus an applicable margin, which will range from [    •    ]% to [    •    ]% per annum for LIBOR loans and [    •    ]% to [    •    ]% per annum for base rate loans, in each case, depending on the ratings assigned to the Credit Facilities. In addition, GLP Capital, L.P. will pay a commitment fee on the unused portion of the commitments under the revolving facility at a rate that will range from [    •    ]% to [    •    ]% per annum, depending on the ratings assigned to the Credit Facilities.

Amortization and Prepayments

        The Credit Facilities will not be subject to interim amortization. GLP Capital, L.P. will not be required to repay any loans under the Credit Facilities prior to maturity (provided that the revolving credit facility is required to be reduced to $700 million within 45 days of the initial funding thereunder). GLP Capital, L.P. may prepay all or any portion of the loans under the Credit Facilities prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

Certain Covenants and Events of Default

        The Credit Facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of GLPI and its subsidiaries, including GLP Capital, L.P., to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. It is expected that the Credit Facilities will contain the following financial covenants: a maximum total debt to total asset value ratio of 60% (subject to increase to 65% for specified periods in connection with certain acquisitions), a maximum senior secured debt to total asset value ratio of 40%, a maximum unsecured debt to unencumbered asset value ratio of 60% and a minimum fixed charge coverage ratio of 2 to 1. In addition, GLPI will be required to maintain a minimum tangible net worth. The Credit Facilities will also contain certain customary affirmative covenants and events of default, including the occurrence of a change of control and termination of the Master Lease (subject to certain replacement rights). GLPI will be required to maintain its status as a REIT on and after the effective date of its election to be treated as a REIT, which election will be made in connection with GLPI's U.S. federal income tax return for its first full fiscal year following the Spin-Off.

        The foregoing summarizes some of the expected terms of the Credit Facilities; however, the foregoing summary does not purport to be complete, and the terms of the Credit Facilities have not yet been finalized. There may be changes to the expected principal amount and terms of the Credit Facilities, some of which may be material.

Senior Notes

        The Senior Notes are expected to be issued by GLP Capital, L.P. and guaranteed by GLPI. The Senior Notes are expected to have terms customary for senior notes of this type, including: customary "make whole" redemption provisions; customary covenants relating to debt incurrence; maintenance of unencumbered assets and mergers or sales of all or substantially all of GLPI's assets; and customary events of default.

        The foregoing summarizes some of the expected terms of the Senior Notes; however, the foregoing summary does not purport to be complete, and the terms of the Senior Notes have not yet been finalized. There may be changes to the expected principal amount and terms of the Senior Notes, some of which may be material. Nothing herein shall constitute or be deemed to constitute an offer to sell or the solicitation of an offer to buy the Senior Notes.

 BUSINESS AND PROPERTIES OF GLPI

Our Business

        GLPI will be a publicly-traded, self-administered, self-managed REIT primarily engaged in the property business, which will consist of owning, acquiring, developing, expanding, managing, and leasing gaming and related facilities. GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        GLPI expects to generate its revenues in the property business primarily by leasing gaming facilities to gaming operators in "triple-net" lease arrangements, a business model common to a number of publicly-traded REITs in other industries and which GLPI expects to exist with respect to any transactions that would be entered into by future REIT competitors of GLPI. Initially, GLPI's portfolio will consist of 21 gaming and related facilities, including the TRS Properties and the real property associated with 19 gaming and related facilities (including two properties under development in Dayton, OH and Mahoning Valley, OH). GLP Capital, L.P., a subsidiary of GLPI through which GLPI will own substantially all of its assets, will lease all but two of its gaming and related facilities (the TRS Properties, both of which will be operated by GLPI through its TRSs) to Penn Tenant, LLC, a subsidiary of Penn, under the Master Lease. Our portfolio of 21 properties (including two properties under development in Dayton, OH and Mahoning Valley, OH), comprising approximately 6.6 million square feet of building space and approximately 3,220 acres of owned and leased land, is diversified by location across 13 states. We believe our geographic diversification will limit the effect of changes in any one market on our overall performance.

        GLPI intends to make an election on its first federal income tax return to be treated as a REIT and, GLPI, together with GLP Holdings, Inc., will jointly elect to treat each of GLP Holdings, Inc., Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as a TRS effective on the first day of the first taxable year of GLPI as a REIT. Immediately following the distribution of GLPI shares by Penn to Penn's shareholders, GLPI will be a publicly-traded, self-administered, self-managed REIT primarily engaged in the property business, which will consist of owning, acquiring, developing, expanding, managing, and leasing gaming and related facilities. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See "U.S. Federal Income Tax Considerations."

Our History

        GLPI is a newly formed company that was incorporated in Pennsylvania on February 13, 2013. GLPI will not have operated prior to the Spin-Off. Prior to the Separation, Penn will contribute substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the TRS Properties that will be operated by its TRSs, to GLPI and its subsidiaries. Penn is a Pennsylvania corporation headquartered in Wyomissing, Pennsylvania that became a public company in 1994. Penn, directly and indirectly through its affiliates, is a leading, geographically diversified, multi-jurisdictional owner and manager of gaming and pari-mutuel properties. GLPI has provided historical financial statements for the TRS Properties in this Prospectus as these two properties were fully operational prior to the Spin-Off and will be acquired entirely by GLPI.

Industry Background / Market Opportunity

  Strategic Expansion Opportunities

        GLPI expects the Spin-Off to facilitate strategic expansion opportunities for its property business that did not exist prior to the Spin-Off by providing GLPI the ability to (i) pursue transactions with other gaming operators that would not pursue transactions with Penn as a current competitor, (ii) fund acquisitions with its equity on significantly more favorable terms than those that would be available to Penn, (iii) diversify into different businesses in which Penn, as a practical matter, could not diversify, such as hotels, entertainment facilities and other real estate asset classes, and (iv) pursue certain transactions that Penn otherwise would be disadvantaged by or precluded from pursuing due to regulatory constraints. With respect to acquisitions of additional gaming facilities, GLPI either would enter into long-term lease agreements with gaming operators for the operation of such facilities or operate such facilities through its TRSs, depending on a number of factors, including (i) any limitations under the REIT provisions as to the percentage of GLPI's value to be represented by TRSs, (ii) the impact of the decision on other growth opportunities, and (iii) profit expectations.

  Competitor Opportunities

        GLPI believes that a number of gaming operators would de-lever or are seeking liquidity while continuing to generate the benefits of continued operations, which may present significant expansion opportunities for GLPI to pursue. Of particular significance, GLPI believes that a number of gaming operators would be willing to enter into transactions designed to monetize their real estate assets (i.e., gaming facilities) through sale-leaseback transactions with an unrelated party not perceived to be a competitor. These gaming operators could use the proceeds from the sale of those assets to repay debt and rebalance their capital structures, while maintaining the use of the sold gaming facilities through long term leases. GLPI also hopes to provide such gaming operators with expansion opportunities that these may not otherwise be in a position to pursue by providing them with secured capital at more attractive rates. Certain of these opportunities involve jurisdictions that do not currently permit gaming. GLPI's strategy involves acquiring and developing additional gaming properties to lease to gaming operators or building out related amenities, such as movie theaters, hotels and bowling alleys, with respect to existing structures.

        Currently, GLPI believes there are numerous opportunities, some of which involve gaming operators, for GLPI to evaluate and potentially pursue following the Spin-Off.

  Diversification Opportunities

        GLPI believes it has the ability to leverage the expertise its management team has developed over the years to secure additional avenues for growth beyond the gaming industry. The Spin-Off will facilitate GLPI expanding into significant new business activities outside of the relatively mature gaming industry. Historically, Penn has not pursued significant development opportunities unrelated to the gaming industry, in part because of the expectations and preferences of its shareholders. However, GLPI is being formed as a property acquisition, development, ownership and management company, and will be positioned to capitalize on these opportunities without similar constraints. Accordingly, following the Spin-Off, GLPI will be able to effect strategic acquisitions unrelated to the gaming industry as well as other acquisitions that may prove complementary to GLPI's gaming facilities.

  Regulatory Opportunities

  State Regulatory Constraints

        Certain jurisdictions impose restrictions on the number of licensed gaming facilities (or interests in licensed gaming facilities) that any one entity (in certain cases, including its affiliates and other related parties) can own (the "Regulatory Constraints") in such jurisdiction (a "Constrained Jurisdiction"). For example, Regulatory Constraints in Pennsylvania prohibit a slot machine licensee (as well as its affiliate, intermediary, subsidiary, or holding company) from possessing an ownership or financial interest that is greater than 33.3% of another slot machine licensee, effectively limiting Penn to owning one facility and a 33.3% interest in other licensed gaming facilities in Pennsylvania. Similarly, Regulatory Constraints in Ohio, Indiana, Maryland, and Illinois limit the number of licensed gaming facilities that Penn can own in such jurisdictions. In addition to mechanical limitations, certain jurisdictions impose other limitations such as economic concentration. Thus, although Penn has expressed an interest in acquiring other gaming facilities in each of the above states, it is precluded from doing so by virtue of its existing ownership of gaming licenses. These Regulatory Constraints have caused Penn to engage in divestitures, to forgo acquisition and development opportunities, to incur incremental expenses, and to engage in complex joint venture and other complex structures in order to consummate acquisitions.

        GLPI expects to have significant expansion opportunities in Constrained Jurisdictions that would be prohibited or restrained absent the Spin-Off. In particular, GLPI may seek to acquire additional Pennsylvania or Illinois gaming facilities that Penn otherwise could not acquire due to state-specific Regulatory Constraints. GLPI could either operate one of such facilities through its TRSs or lease multiple acquired facilities either to the sellers or operators other than Penn.

  Federal Regulatory Constraints

        The Spin-Off also is expected to alleviate the federal antitrust constraints (the "Federal Regulatory Constraints") that have created challenges for Penn in capitalizing on certain expansion opportunities under the current combined structure. GLPI's anticipated acquisitions and leasing arrangements of gaming facilities are not expected to be limited by Federal Regulatory Constraints to any degree near that to which Penn is currently limited. GLPI expects to be able to expand through acquisition and accompanying leases to the seller or an operator other than Penn in a manner that has not been possible for Penn because the consolidation of land ownership, which will constitute the substantial majority of GLPI's activities following the Spin-Off, generally is not subject to the same restrictions under federal antitrust law and other Federal Regulatory Constraints as the operation of gaming facilities. Therefore, following the Spin-Off, GLPI's anticipated acquisitions and leasing arrangements of gaming facilities are not expected to be limited by Federal Regulatory Constraints to the degree that Penn is currently limited.

  Cost of Capital Considerations

        The Spin-Off is expected to cause the aggregate market value of the stock of Penn and the stock of GLPI to exceed the market value of Penn's stock before the announcement of the Spin-Off, thereby reducing the equity cost of capital relative to that of Penn prior to the Spin-Off. Penn has not previously used its stock as acquisition currency, because acquisitions in the gaming industry have historically been debt financed for a variety of reasons. However, as a real estate company for which the financing of significant acquisition activity customarily involves the issuance of both equity capital and debt, GLPI is anticipated to issue a meaningful amount of equity in connection with acquisitions.

Our Competitive Strengths

        We believe the following competitive strengths will contribute significantly to our success:

  Geographically Diverse Property Portfolio

        Initially, GLPI's portfolio will consist 21 gaming and related facilities (including two properties under development in Dayton, OH and Mahoning Valley, OH). Our portfolio of 21 properties, comprising approximately 6.6 million square feet at building space and approximately 3,220 acres of owned and leased land, is diversified by location across 13 states. We believe our geographic diversification will limit the effect of changes in any one market on our overall performance.

  Financially Secure Tenants

        Immediately following the Spin-Off, a subsidiary of Penn will be our only tenant. Penn is a leading, diversified, multi-jurisdictional owner and manager of gaming and pari-mutuel properties, and an established gaming provider with strong financial performance. Penn will operate the leased gaming facilities, hold the associated gaming licenses and own and operate other assets, including the Casino Rama casino management contract, the Jamul Indian Village management and development agreements, a 50% interest in three joint ventures including the Hollywood Casino at Kansas Speedway, four wholly owned non-casino racetracks, and gaming equipment. Penn's reported net revenues and income from operations were $2,899.5 million and $442.6 million, respectively, for the year ended December 31, 2012. As of December 31, 2012, Penn had available cash and cash equivalents of $260.5 million, $2,893.5 million in long-term liabilities and $609.7 million available under its revolving credit facility. Penn's management team has a proven track record of public company performance. Penn currently has a credit rating of BB/Stable from Standard & Poor's and Ba1 from Moody's Corporation, and we do not anticipate that the ratings of Penn will change substantially as a result of the Separation. Additionally, Penn is publicly traded and is subject to SEC reporting requirements, which provide ongoing transparency regarding its operating and financial performance.

  Long-Term, Triple-Net Lease Structure

        Immediately following the Spin-Off, 19 of our 21 real estate properties (including two properties under development in Dayton, OH and Mahoning Valley, OH) will be leased to a subsidiary of Penn under the Master Lease, a "triple-net" operating lease guaranteed by Penn with a term of 15 years (in addition to four 5 year renewals at Penn's option), pursuant to which the tenant is responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

  Strong Relationships with Operators

        The members of our management team have developed an extensive network of relationships with qualified local, regional and national operators of gaming facilities across the United States. This extensive network has been built by our management team through over 30 years of operating experience, involvement in industry trade organizations and the development of banking relationships and investor relations within the gaming industry. We believe these strong relationships with operators will allow us to effectively source investment opportunities from operators other than Penn. We intend to work collaboratively with our operators to help them achieve their growth and business objectives.

  Experienced and Committed Management Team

        Although our management team has limited experience in operating a REIT, it has extensive gaming and real estate experience. Peter M. Carlino, Chief Executive Officer of GLPI, has more than 30 years of experience in the acquisition and development of gaming facilities and other real estate projects. William J. Clifford, Chief Financial Officer of GLPI, is a finance professional with more than 30 years of experience in the gaming industry including four years of gaming regulatory experience, sixteen years of casino property operations, and twelve years of corporate experience. Through years of public company experience, our management team also has extensive experience accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure.

  Ability to Identify Talented Operators

        As a result of our management team's operating experience, network of relationships and industry insight, we expect to be able to identify qualified local, regional and national operators. We will seek operators who possess local market knowledge, demonstrate hands-on management and have proven track records. We believe our management team's experience gives us a key competitive advantage in objectively evaluating an operator's financial position and operating efficiency.

  Flexible UPREIT Structure

        We will have the flexibility to operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets are held by GLP Capital, L.P. or by subsidiaries of GLP Capital, L.P. Conducting business through GLP Capital, L.P. allows us flexibility in the manner in which we structure and acquire properties. In particular, an UPREIT structure enables us to acquire additional properties from sellers in exchange for limited partnership units, which provides property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure potentially may facilitate our acquisition of assets in a more efficient manner and may allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations. Although we have no current plan or intention, and at the time of the Spin-Off will have no plan or intention to use limited partnership units in GLP Capital, L.P. as consideration for properties we acquire or to issue any limited partnership units in connection with the Spin-Off, we believe that the flexibility to do so provides us an advantage in seeking future acquisitions.

Business Strategies

        We plan to pursue business strategies focused on opportunistic acquisitions and property diversification. We do not currently have a fixed schedule of the number of acquisitions we intend to make over a particular time period, but instead we intend to pursue those acquisitions that meet our investing and financing strategy and that are attractively priced. We also intend to further develop our relationships with tenants and gaming providers with a goal to progressively expand the mixture of tenants managing and operating our properties.

        The key components of our business strategies include:

  Diversify Asset Portfolio

        We expect to diversify through the acquisition of new properties. We will employ what we believe to be a disciplined, opportunistic acquisition strategy. Initially following the Spin-Off, we expect to grow our portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. We also anticipate diversifying our portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

  Maintain Balance Sheet Strength and Liquidity

        We will seek to maintain a capital structure that provides the resources and flexibility to support the growth of our business. We intend to maintain a mix of credit facility debt, mortgage debt and unsecured term debt which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our operations.

  Develop New Tenant Relationships

        We will seek to cultivate our relationships with tenants and gaming providers in order to expand the mixture of tenants operating our properties and, in doing so, to reduce our dependence on any single tenant or operator. We expect that this objective will be achieved over time as part of our overall strategy to acquire new properties and further diversify our overall portfolio of gaming properties.

  Capital Source to Underserved Operators

        We believe that there is a significant opportunity to be a capital source to gaming operators through the acquisition and leasing of gaming properties that are consistent with our investment and financing strategy. We will utilize our management team's operating experience, network of relationships and industry insight to identify financially strong and growing operators in need of capital funding for future growth. In appropriate circumstances, we may negotiate with operators to acquire individual gaming properties from those operators and then lease those properties back to the operators pursuant to long-term triple-net leases.

  Strategic Capital Improvements

        We intend to support operators by providing capital to them for a variety of purposes, including for capital expenditures and facility modernization. We expect to structure these investments as either lease amendments that produce additional rents or as loans that are repaid by operators during the applicable lease term.

  Pursue Strategic Development Opportunities

        We intend to work with our operators to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities in our portfolio that may have become less competitive. We also intend to identify new development opportunities that present attractive risk-adjusted returns.

Our Portfolio / Property (including Operating Data)

        The following table summarizes certain features of the properties that we will own following the Spin-Off. The properties will be used for gaming and pari-mutuel activities:

	Location	Type of Facility	Approx. Property Square Footage(1)	Owned Acreage	Leased Acreage(2)	Hotel Rooms
Midwest
Hollywood Casino Lawrenceburg	Lawrenceburg, IN	Dockside gaming	634,000	74.1	32.1	295
Hollywood Casino Aurora	Aurora, IL	Dockside gaming	222,189.4		2.1	—
Hollywood Casino Joliet	Joliet, IL	Dockside gaming	322,446	276.4	—	100
Argosy Casino Alton	Alton, IL	Dockside gaming	241,762.2		3.6	—
Hollywood Casino Toledo	Toledo, OH	Land-based gaming	285,335	44.3	—	—
Hollywood Casino Columbus	Columbus, OH	Land-based gaming	354,075	116.2	—	—
Hollywood Gaming at Dayton Raceway	Dayton, OH	Land-based gaming/Harness racing	—	119.4	—	—
Hollywood Gaming at Mahoning Valley Race Course	Youngstown, OH	Land-based gaming/Thoroughbred racing	—	193.4	—	—

Subtotal			2,059,807	824.4	37.8	395
East/West
Hollywood Casino at Charles Town Races	Charles Town, WV	Land-based gaming/Thoroughbred racing	511,249	298.6	—	153
Hollywood Casino at Penn National Race Course	Grantville, PA	Land-based gaming/Thoroughbred racing	451,758	573.7	—	—
M Resort	Henderson, NV	Land-based gaming	910,173	87.6	4.0	390
Hollywood Casino Perryville	Perryville, MD	Land-based gaming	97,961	36.4	—	—
Hollywood Casino Bangor	Bangor, ME	Land-based gaming/Harness racing	257,085	6.7	27.0	152
Zia Park Casino	Hobbs, NM	Land-based gaming/Thoroughbred racing	109,067	317.4	—	—

Subtotal			2,337,293	1,320.4	31.0	695
Southern Plains
Hollywood Casino Bay St. Louis	Bay St. Louis, MS	Land-based gaming	425,920	579.9	—	291
Argosy Casino Riverside	Riverside, MO	Dockside gaming	450,397	41.0	6.8	258
Hollywood Casino Tunica	Tunica, MS	Dockside gaming	315,831	—	67.7	494
Boomtown Biloxi	Biloxi, MS	Dockside gaming	134,800	1.6	26.6	—
Hollywood Casino Baton Rouge	Baton Rouge, LA	Dockside gaming	120,517	28.9	—	—
Argosy Casino Sioux City	Sioux City, IA	Dockside gaming	73,046	—	4.6	—
Hollywood Casino St. Louis	Maryland Heights, MO	Dockside gaming	645,270	247.8	—	502

Subtotal			2,165,781	899.2	105.7	1,545

Total			6,562,881	3,044.0	174.5	2,635

(1)
Square footage includes conditioned space. Excludes parking garages and barns.

(2)
Leased acreage reflects land subject to leases with third parties and includes land on which certain of the current facilities and ancillary supporting structures are located as well as parking lots and access rights. Failure to retain such leased land could have a material adverse impact on the operations of Penn at such properties.

Description of the Properties

  Midwest

  Hollywood Casino Lawrenceburg

        We will own and lease 53 acres in Lawrenceburg, Indiana, a portion of which serves as the dockside embarkation for the gaming vessel, and includes a Hollywood-themed casino riverboat, an entertainment pavilion, a 295-room hotel, two parking garages and an adjacent surface lot. In addition, we will own 53-acres on Route 50 used for remote parking.

        The City of Lawrenceburg is currently constructing a hotel near the Hollywood Casino Lawrenceburg property. By contractual agreement reached with the City of Lawrenceburg, the project will ultimately be owned by us upon completion of construction. Currently slated to include 165 rooms and approximately 18,000 square feet of multipurpose space, the City of Lawrenceburg anticipates an opening date in the first quarter of 2014.

  Hollywood Casino Aurora

        We will own a dockside barge structure and land-based pavilion in Aurora, Illinois. We will own the land, which is approximately 0.4 acres, on which the pavilion is located and a pedestrian walkway bridge. The property also includes a parking lot under an operating lease agreement and two parking garages under capital lease agreements, together comprising over 2 acres.

  Hollywood Casino Joliet

        We will own approximately 276 acres in Joliet, Illinois, which includes a barge-based casino, land-based pavilion, a 100-room hotel, a 1,100 space parking garage, surface parking areas and a recreational vehicle park.

  Argosy Casino Alton

        We will lease 3.6-acres in Alton, Illinois, a portion of which serves as the dockside boarding for the Alton Belle II, a riverboat casino. The dockside facility includes an entertainment pavilion and office space, as well as surface parking areas with 1,341 spaces. In addition, we will lease a warehouse facility and will own an office building property consisting of 0.2 acres.

  Hollywood Casino Toledo

        We will own a 44-acre site in Toledo, Ohio, where Penn opened Hollywood Casino Toledo on May 29, 2012. The property includes the casino as well as structured and surface parking.

  Hollywood Casino Columbus

        We will own approximately 116 acres of land in Columbus, Ohio, where Penn opened Hollywood Casino Columbus on October 8, 2012. The property includes the casino as well as structured and surface parking.

  Hollywood Gaming at Dayton Raceway

        We will own approximately 119 acres in Dayton, Ohio, where we intend to develop a new integrated racing and gaming facility, a standardbred track, which we anticipate completing in 2014 before leasing that property to Penn.

  Hollywood Gaming at Mahoning Valley Race Course

        We will own approximately 193 acres in Youngstown, Ohio, where we intend to develop a new integrated racing and gaming facility, a thoroughbred track, which we anticipate completing in 2014 before leasing that property to Penn.

  East/West

  Hollywood Casino at Charles Town Races

        We will own approximately 300 acres on various parcels in Charles Town and Ranson, West Virginia of which 155 acres comprise Hollywood Casino at Charles Town Races. The facility includes a 153-room hotel and a 3/4-mile all-weather lighted thoroughbred racetrack, a training track, two parking garages, an employee parking lot, an enclosed grandstand/clubhouse and housing facilities for over 1,300 horses.

  Hollywood Casino at Penn National Race Course

        We will own approximately 574 acres in Grantville, Pennsylvania, where Penn National Race Course is located on 181 acres. The facility includes a one-mile all-weather lighted thoroughbred racetrack and a 7/8-mile turf track, a parking garage and surface parking spaces. The property also includes approximately 393 acres surrounding the Penn National Race Course that are available for future expansion or development.

  M Resort

        We will own approximately 88 acres on the southeast corner of Las Vegas Boulevard and St. Rose Parkway in Henderson, Nevada, where the M Resort is located. The M Resort property includes a 390-room hotel, a 4,700 space parking facility, and other facilities. We will also lease approximately 4 acres of land which is part of the property.

  Hollywood Casino Perryville

        We will own approximately 36 acres of land in Perryville, Maryland, where Hollywood Casino Perryville is located.

  Hollywood Casino Bangor

        We will own and lease the land on which the Hollywood Casino Bangor facility is located in Bangor, Maine, which consists of just over 9 acres, and includes a 152-room hotel and four-story parking. In addition, we will lease approximately 25 acres located at historic Bass Park, which is adjacent to the facility, which includes a one-half mile standard bred racetrack and a grandstand with over 12,000 square feet and seating for 3,500 patrons.

  Zia Park Casino

        The casino adjoins the racetrack and is located on an approximately 317 acres that we will own in Hobbs, New Mexico. The property includes a one-mile quarter/thoroughbred racetrack. We anticipate commencing construction of a new hotel, budgeted at $26.2 million which will include 150 rooms, six suites, a board/meeting room, exercise/fitness facilities and a breakfast venue.

  Southern Plains

  Hollywood Casino Bay St. Louis

        We will own approximately 580 acres in the city of Bay St. Louis, Mississippi, including a 20-slip marina. The property includes a land-based casino, 18-hole golf course, a 291-room hotel, and other facilities.

  Argosy Casino Riverside

        We will own approximately 41 acres in Riverside, Missouri, which includes a barge-based casino, a 258-room luxury hotel, an entertainment/banquet facility and a parking garage. We will also lease 6.8 acres which is primarily used for overflow parking.

  Hollywood Casino Tunica

        We will lease approximately 68 acres of land in Tunica, Mississippi. The property includes a single-level casino, a 494-room hotel, surface parking and other land-based facilities.

  Boomtown Biloxi

        We will lease approximately 18.2 acres, most of which is utilized for the gaming location, under a lease that expires in 2093. We will also lease approximately 5 acres of submerged tidelands at the casino site from the State of Mississippi, which expires in 2039 with an option for a 30 year renewal, lease 3.6 acres for parking, own 1.2 acres of land mostly used for parking and welcome center, and own 0.4 acres of undeveloped land. We will own the barge on which the casino is located and all of the land-based facilities.

  Hollywood Casino Baton Rouge

        Hollywood Casino Baton Rouge is a four-story dockside riverboat casino located on approximately 20 acres, which we will own, on the east bank of the Mississippi River in the East Baton Rouge Downtown Development District. The property site serves as the dockside embarkation for Hollywood Casino Baton Rouge and features a two-story building. We will also own 4.8 acres of land that are used primarily for offices, warehousing, and parking. We will own 4 acres of adjacent land which features a railroad underpass that provides unimpeded access to the casino property.

  Argosy Casino Sioux City

        We will lease approximately 4.1 acres, for the landing rights and parking, which includes the dockside embarkation for the Argosy IV, a riverboat casino. We will own the Argosy IV as well as adjacent barge facilities. In December 2012, the City of Sioux City and Argosy Casino Sioux City reached a proposed agreement on extending this lease, which expired in January 2013. The agreement includes an initial extension of twelve months with the option to extend the lease for an additional eighteen months. The agreement was approved by the Sioux City Council in January 2013. We will also lease 0.4 acres primarily used for employee parking.

  Hollywood Casino St. Louis

        We will own 248 acres along the Missouri River in Maryland Heights, Missouri, which includes a 502-room hotel and structure and surface parking.

  Other

        On May 31, 2013, Penn announced that it and Endeka Entertainment LP ("Endeka") had submitted a proposal to the Pennsylvania Gaming Control Board for the development of a $225 million integrated racing and gaming facility in Mahoning Township, Pennsylvania. There is no assurance that the required regulatory and other approvals necessary to commence the project will be granted, but we anticipate that, if approved, Penn will develop and manage the property and, following construction, GLPI will purchase the property and lease it back to the Penn/Endeka joint venture.

Lease Agreement

        All but two of our properties—the TRS Properties, both of which will be operated by GLPI through its TRSs—will be leased to a subsidiary of Penn under the Master Lease, a "triple-net" operating lease with an initial term of 15 years, followed by four 5 year renewal options (exercisable by Penn). The rent structure under the Master Lease will include a component that will be based on the performance of the facilities and this component will be adjusted, subject to certain floors (i) every 5 years by an amount equal to 4% of the average change to net revenues of all facilities under the Master Lease (other than the two Hollywood Casinos in Columbus, Ohio and Toledo, Ohio) during the preceding five years, and (ii) monthly by an amount equal to 20% of the change in net revenues of the two Hollywood Casinos in Columbus, Ohio and Toledo, Ohio during the preceding month. For a more detailed description of the principal provisions of the Master Lease, please see "Relationship between GLPI and Penn after the Spin-Off—The Master Lease."

        Before the Spin-Off, all gaming and related facilities that will be owned by us were owned and operated by Penn (including its subsidiaries). Penn did not lease any of its owned properties to anyone and therefore, no lease agreements or tenants existed for these properties before the Spin-Off.

Maintenance of the Properties

        Under the Master Lease, Tenant, a subsidiary of Penn, will be required to make all expenditures reasonably necessary to maintain the premises in good appearance, repair and condition. Tenant will own and be required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the premises in compliance with applicable legal, insurance and licensing requirements. Without limiting the foregoing, Tenant will be required to spend an amount equal to at least 1% of its actual net revenue each calendar year on installation or maintenance, restoration and repair of items that are capitalized in accordance with GAAP with a life of not less than three years.

        Capital Improvements (defined as any improvements, alternations or modifications other than ordinary maintenance of existing improvements, including, without limitation, capital improvements and structural alternations, modifications or improvements, one or more additional structures annexed to any facility or the expansion of existing improvements) by Tenant will be permitted without the consent of Lessor, a subsidiary of GLPI, only if such Capital Improvements (i) are of equal or better quality than the existing improvements they are improving, altering or modifying, (ii) do not consist of adding new structures or enlarging existing structures and (iii) do not have an adverse effect on the structure of any existing improvements. All other Capital Improvements will require Lessor's review and approval, which approval shall not be unreasonably withheld. Tenant will be required to provide copies of the plans and specifications in respect of all Capital Improvements, which shall be prepared in a high-grade professional manner and shall adequately demonstrate compliance with the foregoing with respect to permitted projects not requiring approval and shall be in such form as Lessor may reasonably require for any other projects.

        Tenant will be required to pay for all maintenance expenditures and Capital Improvements, provided that Lessor will have a right of first offer to finance certain Capital Improvement projects. Tenant shall be permitted to seek outside financing for such Capital Improvements during the six month period following Lessor's offer of financing only on terms that are economically more advantageous to Tenant than offered by Lessor. Whether or not Capital Improvements are financed by Lessor, Lessor will be entitled to receive Percentage Rent based on the net revenues generated by the new improvements as described above and such Capital Improvements will be subject to the terms of the Master Lease, provided that in no event shall Tenant be obligated to obtain financing from Lessor to the extent such financing from Lessor would violate or cause a default or breach under any material indebtedness of Penn or Tenant.

Mortgages, Liens or Encumbrances

        At the time of the Spin-Off, GLPI will not have imposed any material mortgages, or other liens or encumbrances against the properties.

Competition

        We will compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, lenders, gaming companies and other investors. In addition, revenues from our properties will be dependent on the ability of our tenants and operators to compete with other gaming operators. The operators of our properties compete on a local and regional basis for customers. The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, emerging varieties of Internet gaming and other forms of gaming in the U.S. In a broader sense, the gaming operations at our gaming properties will face competition from all manner of leisure and entertainment activities, including: shopping; high school, collegiate and professional athletic events; television and movies; concerts and travel. Legalized gaming is currently permitted in various forms throughout the U.S., in several Canadian provinces and on various lands taken into trust for the benefit of certain Native Americans in the U.S. and Canada. Other jurisdictions, including states adjacent to states in which we will own property with facilities (such as in Ohio and Maryland), have legalized, and will expand gaming in the near future. In addition, established gaming jurisdictions could award additional gaming licenses or permit the expansion or relocation of existing gaming operations. New, relocated or expanded operations by other persons will increase competition for the gaming operations at our gaming properties and could have a material adverse impact on the operators and us as landlord and operator.

        Some of our competitors are significantly larger and have greater financial resources and lower costs of capital than we have. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends. See "Risk Factors—Risk Factors Relating to Our Business following the Spin-Off—Our pursuit of investments in, and acquisitions or development of, additional properties may be unsuccessful or fail to meet our expectations."

        As a landlord, we compete in the real estate market with numerous developers and owners of properties. Some of our competitors have greater economies of scale, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below the current market rates or below the rentals we currently charge, we may lose our (potential) tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to win new tenants and retain tenants when our leases expire.

Employees

        Approximately 900 current employees of Penn are expected to be employed by GLPI following the Spin-Off. Substantially all of these employees will be employed at Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., both of which will be wholly owned subsidiaries of GLP Holdings, Inc., in connection with the operation of the TRS Properties.

Regulation

        The ownership, operation, and management of gaming and racing facilities are subject to pervasive regulation. Gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness. In addition, gaming laws require gaming industry participants to:

  •
  ensure that unsuitable individuals and organizations have no role in gaming operations;

  •
  establish procedures designed to prevent cheating and fraudulent practices;

  •
  establish and maintain responsible accounting practices and procedures;

  •
  maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

  •
  maintain systems for reliable record keeping;

  •
  file periodic reports with gaming regulators;

  •
  ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arms-length transactions; and

  •
  establish programs to promote responsible gaming.

        These regulations will impact our business in two important ways: (1) our ownership and operation of the TRS Properties and (2) the operations of our gaming tenants. Our ownership and operation of the TRS Properties will subject GLPI and its officers and directors to the jurisdiction of the gaming regulatory agencies in Louisiana and Maryland. Further, many gaming and racing regulatory agencies in the jurisdictions in which our tenant operates will require GLPI and its affiliates to maintain a license as a key business entity or supplier of Penn because its status as landlord.

  Licensing and Suitability Determinations

        Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders and holders of our debt securities, to obtain licenses from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have very broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history and the character of those with whom the individual associates.

        In addition to our affiliates, many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver. An "institutional investor" is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a member of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

        Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any shareholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

        The gaming jurisdictions in which we will operate also require that suppliers of certain goods and services to gaming industry participants be licensed and require us to purchase and lease gaming equipment, and certain supplies and services only from licensed suppliers.

  Violations of Gaming Laws

        If we or our subsidiaries violate applicable gaming laws, our licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Further, a supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or states. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our gaming operations.

  Review and Approval of Transactions

        Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. Neither we nor any of our subsidiaries may make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control.

  Hollywood Casino Baton Rouge—Riverboat Casino

        We will own the site where the Hollywood Casino Baton Rouge, a riverboat casino, is located. The Hollywood Casino Baton Rouge is subject to regulations applicable to vessels operating on navigable waterways, including regulations of the U.S. Coast Guard. These requirements set limits on the operation of the vessel, mandate that it must be operated by a minimum complement of licensed personnel, establish periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules.

Insurance

        We will have or require our tenants to have comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our portfolio of properties.

Legal Proceedings

        Pursuant to the Separation and Distribution Agreement, any liability arising from or relating to legal proceedings involving the businesses and operations of Penn's real property holdings prior to the

Spin-Off (other than any liability arising from or relating to legal proceedings where the dispute arises from the operation or ownership of the TRS Properties) will be retained by Penn and that Penn will indemnify GLPI (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses it may incur arising from or relating to such legal proceedings. Penn is currently a party to various legal actions and administrative proceedings and is subject to various claims arising in the ordinary course of its business. There can be no assurance that Penn will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Penn any amounts for which we are held liable, we may be temporarily required to bear these losses.

Environmental Matters

        Our properties will be subject to environmental laws regulating, among other things, air emissions, wastewater discharges and the handling and disposal of wastes, including medical wastes. Certain of the properties we will own utilize above or underground storage tanks to store heating oil for use at the properties. Other properties were built during the time that asbestos-containing building materials were routinely installed in residential and commercial structures. The Master Lease obligates the tenant thereunder to comply with applicable environmental laws and to indemnify us if their noncompliance results in losses or claims against us, and we expect that any future leases will include the same provisions for other operators. An operator's failure to comply could result in fines and penalties or the requirement to undertake corrective actions which may result in significant costs to the operator and thus adversely affect their ability to meet their obligations to us.

        Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at, or emanating from, such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. We also may be liable under certain of these laws for damage that occurred prior to our ownership of a property or at a site where we sent wastes for disposal. The failure to properly remediate a property may also adversely affect our ability to lease, sell or rent the property or to borrow funds using the property as collateral.

        In connection with the ownership of our current properties and any properties that we may acquire in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. In order to assess the potential for such liability, Penn has typically engaged (and we would expect in the future to typically engage) a consultant to conduct a limited environmental assessment of each property prior to acquisition and oversee our properties in accordance with environmental laws. We are not aware of any environmental issues that are expected to have a material impact on the operations of any of our properties.

        Pursuant to the Master Lease and the Separation and Distribution Agreement, any liability arising from or relating to environmental liabilities arising from the businesses and operations of Penn's real property holdings prior to the Spin-Off (other than any liability arising from or relating to the operation or ownership of the TRS properties and except to the extent first discovered after the end of the term of the Master Lease) will be retained by Penn and that Penn will indemnify GLPI (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such environmental liabilities. There can be no assurance that Penn will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Penn any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Penn.

CAPITALIZATION

        The following table sets forth the unaudited pro forma capitalization of GLPI as of June 30, 2013, which gives effect to the Spin-Off and the transactions related to the Spin-Off, including the Internal Reorganization and the financing transactions, as if they occurred on June 30, 2013.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and GLPI believes such assumptions are reasonable under the circumstances.

        This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Financing," "Description of Capital Stock of GLPI," "Management's Discussion and Analysis of Financial Condition and Results of Operations of GLPI," the combined financial statements of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as well as the financial information on GLPI and "GLPI Unaudited Pro Forma and Forecasted Consolidated Financial Statements" and accompanying notes included in this Prospectus.

	As of June 30, 2013
	(in thousands)
	Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.	Real Estate Assets to be acquired by GLPI	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$18,400	$—	$392,052	$414,452

Long term debt, including amounts due within one year
Unsecured Term Loan A	$—	$—	$300,000	$300,000
Unsecured Revolver(1)	—	—	150,000	150,000
Sr. Notes—Anticipate three tranches with maturities ranging from 5 to 10 years	—	—	2,050,000	2,050,000

Total debt	—	—	2,500,000	2,500,000
Shareholder's equity	244,243	2,014,008	(2,110,695)	147,556

Total Capitalization	$244,243	$2,014,008	$389,305	$2,647,556

(1)
The revolving credit facility is expected to provide up to $850 million of borrowing capacity.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected combined historical financial data of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. which will be acquired by a subsidiary of GLPI that we anticipate will be called GLP Holdings, Inc., and which will operate the TRS Properties after the Spin-Off. GLPI will also acquire certain real estate assets in connection with the Spin-Off. As such, the balance sheet of GLPI at the time of the Spin-Off will reflect both the assets and liabilities of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as well as the real estate assets at their respective historical carrying values.

        The following selected historical financial data does not reflect the financial position or results of operations of GLPI for the periods indicated. This historical financial data only reflects the historical operations of the TRS Properties to be acquired by GLP Holdings, Inc. and does not illustrate any rent for the other properties to be owned by GLPI or the related expenses of operating GLPI in these periods. The following table should be read in conjunction with: "GLPI Unaudited Pro Forma and Forecasted Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations of GLPI" and the historical combined financial statements of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. and financial information on GLPI presented elsewhere herein.

	Year Ended December 31
	2012(1)	2011	2010(2)	2009(2)	2008
	(in thousands)
Income statement data:
Net revenues	$210,643	$231,884	$143,198	$122,994	$131,014
Total operating expenses	166,975	179,371	112,067	83,979	87,185

Income from operations	43,668	52,513	31,131	39,015	43,829
Total other expenses	(6,318)	(6,954)	(4,874)	(5,633)	(8,010)

Income from operations before income taxes	37,350	45,559	26,257	33,382	35,819
Taxes on income	14,431	18,875	10,927	13,393	13,966

Net income	$22,919	$26,684	$15,330	$19,989	$21,853

Other data:
Net cash provided by operating activities	$26,744	$56,840	$29,083	$25,047	$27,526
Net cash used in investing activities	(4,810)	(8,171)	(58,987)	(34,489)	(5,744)
Net cash (used in) provided by financing activities	(24,518)	(50,436)	41,866	9,525	(21,790)
Depreciation	14,090	14,568	10,809	9,158	9,236
Interest expense on debt obligation to Penn National Gaming, Inc.	—	—	583	1,949	4,097
Capital expenditures	5,190	8,288	59,056	25,683	5,748
Balance sheet data:
Cash and cash equivalents	$14,562	$17,146	$18,913	$6,951	$6,868
Total assets	266,286	261,342	254,208	181,956	155,348
Intercompany note with Penn National Gaming, Inc.	—	—	900	21,650	44,300
Shareholders' equity	236,330	219,911	215,388	138,857	85,475

(1)
Hollywood Casino Perryville faced increased competition and its results have been and are expected to continue to be negatively impacted by the opening of a casino complex at the Arundel Mills mall in Anne Arundel, Maryland. The Anne Arundel casino opened on June 6, 2012 with approximately 3,200 slot machines and significantly increased its slot machine offerings by mid-September 2012 to approximately 4,750 slot machines. In addition, a new riverboat casino and hotel in Baton Rouge, Louisiana opened on September 1, 2012. The opening of this riverboat casino has and is anticipated to continue to have an adverse effect on the financial results of Hollywood Casino Baton Rouge.

(2)
The higher level of capital expenditures in 2010 and 2009 were primarily due to the construction of Hollywood Casino Perryville which opened to the public on September 27, 2010.

 GLPI UNAUDITED PRO FORMA AND FORECASTED CONSOLIDATED
FINANCIAL STATEMENTS

        In accordance with the Internal Reorganization, the net equity of both Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., in addition to the real estate assets and liabilities associated with Penn's real property interest and real estate development business, will be contributed to GLPI at their respective historical carrying values prior to the Spin-Off. GLPI will issue (actually or constructively) to Penn shares of GLPI common stock at the time these assets and equity are acquired. GLPI will obtain external financing and distribute the proceeds of such financing, directly or indirectly, to Penn. Subsequent to the Internal Reorganization, Penn will distribute all of the outstanding shares of GLPI common stock to holders of Penn Common Stock and Penn Series C preferred stock in a tax-free distribution, which will be accounted for in accordance with ASC topic 505-60.

        The following financial statements reflect the unaudited pro forma consolidated balance sheet of GLPI as of June 30, 2013, as if the Internal Reorganization, the Separation and the REIT Conversion had occurred on June 30, 2013, and also reflect the unaudited forecasted consolidated income statement of GLPI for the twelve months ended October 31, 2014 as if the Internal Reorganization and the Separation occurred on November 1, 2013, and the REIT Conversion had occurred on January 1, 2014. The Unaudited Pro Forma Consolidated Balance Sheet has been prepared in accordance with Rule 11 of Regulation S-X. The Unaudited Forecasted Consolidated Income Statement has been prepared in conformity with guidelines established by the American Institute of Certified Public Accountants. In the view of our management, the forecasted consolidated income statement was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and, therefore, readers of this Prospectus are cautioned not to place undue reliance on this prospective financial information.

        The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial information. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

        These financial statements have been made solely for illustrative purposes. The actual results reported in periods following the Internal Reorganization, the Spin-Off and the REIT Conversion may differ significantly from those reflected in these pro forma and forecasted financial statements for a number of reasons, including inaccuracy of the assumptions used to prepare these financial statements. Please read "Risk Factors" and "Forward-Looking Statements" elsewhere in this Registration Statement for a discussion of matters that could cause our actual results to differ materially from those contained in these financial statements. In addition, no adjustments have been made to the unaudited forecasted consolidated income statement for non-recurring items related to the transactions. As a result, the pro forma and forecasted financial information does not purport to be indicative of what the financial condition or results of operations would have been had the Internal Reorganization, the Separation and the REIT Conversion been completed on the applicable dates of these financial statements.

        The accompanying unaudited forecasted and pro forma consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of GLPI."

GLPI

UNAUDITED FORECASTED CONSOLIDATED INCOME STATEMENT

For the twelve month period ended October 31, 2014 (in thousands)

	Total
Revenues
Rental income	$429,827	(A)
Gaming revenues	160,799	(B)
Food and beverage revenues, net of promotional allowances of $10,976	5,949	(B)

Total revenues	596,575
Operating expenses
Gaming expenses	70,832	(B)
Gaming general and administrative expenses	38,312	(B)
Food and beverage expenses	17,091	(B)
Other expenses	49,343	(C)
Real estate depreciation	119,341	(D)

Total operating expenses	294,919

Earnings from operations	301,656

Other expenses
Interest expense	142,662	(E)

Income before income taxes	158,994
Income tax expense	13,907	(F)

Net income	$145,087

Weighted average number of common and common equivalent shares outstanding
Basic	120,862	(G)
Diluted	126,822	(G)
Basic earnings per share	$1.20
Diluted earnings per share	$1.14

See accompanying notes to unaudited pro forma and forecasted consolidated financial statements.

GLPI

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2013 (in thousands)

	Historical GLPI	Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc	Real Estate Assets to be acquired by GLPI	Total Pro Forma Adjustments		Pro Forma GLPI
Assets
Current assets
Cash and cash equivalents	$—	$18,400	$—	$2,500,000	(H)	$410,452
				(2,067,000)	(I)
				(42,830)	(J)
				1,882	(K)
Prepaid expenses and other current assets	—	2,397	—	—		2,397
Deferred income taxes	—	1,766	—	—		1,766

Total current assets	—	22,563	—	392,052		414,615

Property and equipment, Gross	—	214,853	2,463,198			2,678,051
Accumulated Depreciation	—	(100,867)	(449,190)			(550,057)

Property and equipment, Net	—	113,986	2,014,008	—		2,127,994
Other assets
Intercompany receivable	—	43,695	—	(43,695)	(N)	—
Goodwill	—	75,521	—	—		75,521
Other intangible assets	—	9,577	—	—		9,577
Debt issuance costs	—	—	—	42,830	(J)	42,830
Other assets	—	128	—	9,508	(L)	9,636

Total other assets	—	128,921	—	8,643		137,564

Total assets	$—	$265,470	$2,014,008	$400,695		$2,680,173

Liabilities
Current liabilities
Accounts payable and accrued expenses	$—	$8,964	$—	$—		$8,964
Income taxes	—	3,706	—	—		3,706
Other current liabilities	—	1,606	—	1,882	(K)	3,488

Total current liabilities	—	14,276	—	1,882		16,158

Long-term liabilities
Long-term debt	—	—	—	2,500,000	(H)	2,500,000
Deferred income taxes	—	6,951	—	38,521	(M)	6,951
				(38,521)	(M)
				3,350	(O)
				(3,350)	(O)
Other noncurrent liabilities	—		—	9,508	(L)	9,508

Total long-term liabilities	—	6,951	—	2,509,508		2,516,459
Shareholders' equity
Net equity	—	244,243	2,014,008	(2,067,000)	(I)	122,556
				38,521	(M)
				(38,521)	(M)
				(43,695)	(N)
				3,350	(O)
				(3,350)	(O)

Total shareholders' equity	—	244,243	2,014,008	(2,110,695)		147,556

Total liabilities and shareholders' equity	$—	$265,470	$2,014,008	$400,695		$2,680,173

See accompanying notes to unaudited pro forma and forecasted consolidated financial statements.

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS

        The forecasted consolidated income statement presents, to the best of management's knowledge and belief, the Company's expected results of operations for the forecast period as if the Internal Reorganization and the Separation occurred on November 1, 2013 and the REIT Conversion occurred on January 1, 2014. Accordingly, the forecast reflects management's judgment as of August 22, 2013, the date of this forecast of the expected conditions and its expected course of action. The assumptions disclosed herein in Note 2 are those that management believes are significant to the forecast. There will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

        The forecast assumes no material changes in applicable legislation, competition (as well as changes in marketing strategies of the Company's or Penn's competitors in their respective regional gaming markets), regulatory environment, world events, weather, consumer trends, economic conditions, or other circumstances beyond management's control that may adversely affect the Company's results of operations.

        The forecast assumes GLPI will lease 19 gaming and related facilities to Penn. It includes 2.5 months of rental income totaling $6 million, from the two facilities in Dayton, OH and Mahoning Valley, OH that are currently being constructed by Penn in Ohio. It also includes rental income of $5.2 million for the entire period related to Penn's Sioux City casino which, based on recent events, may be forced to close as early as July 2014.

Note 1—Summary of Significant Accounting Policies

        The accounting policies utilized in the preparation of our Unaudited Pro Forma Consolidated Balance Sheet and Unaudited Forecasted Consolidated Income Statement are shown below and are consistent with those utilized in the preparation of the historical financial statements.

Cash and Cash Equivalents

        The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

        Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. At times, the Company has bank deposits that exceed federally insured limits.

        Accounts are written off when management determines that an account is uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is determined to reduce the Company's receivables to their carrying value, which approximates fair value. The allowance is estimated based on historical collection experience, specific review of individual customer accounts, and current economic and business conditions.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

        Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Goodwill and Other Intangible Assets

        At June 30, 2013, the Company had $75.5 million in goodwill and $9.6 million in other intangible assets within its consolidated balance sheet, resulting from the acquisition of Hollywood Casino Baton Rouge and payments for Hollywood Casino Perryville's gaming license.

        Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the Hollywood Casino Baton Rouge reporting unit to its carrying amount. If the carrying amount exceeds its fair value in step 1 of the impairment test, then step 2 of the impairment test is performed to determine the implied value of goodwill. If the implied value of goodwill is less than the goodwill allocated, an impairment loss is recognized.

        In accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 350, "Intangibles-Goodwill and Other," the Company considers its Hollywood Casino Perryville gaming license as an indefinite-life intangible asset that does not require amortization based on the Company's future expectations to operate this casino indefinitely as well as the gaming industry's historical experience in renewing these intangible assets at minimal cost with various state gaming and racing commissions. Rather, the Company's gaming license is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount. If the carrying amount of the indefinite-life intangible asset exceeds its fair value, an impairment loss is recognized.

        The evaluation of goodwill and indefinite-life intangible assets requires the use of estimates about future operating results to determine their estimated fair value. The Company uses a market approach model, which includes the use of forecasted adjusted EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

other income and expenses) and adjusted EBITDA multiples, as the Company believes that adjusted EBITDA is a widely-used measure of performance in the gaming industry and as the Company uses adjusted EBITDA as the primary measurement of the operating performance of its casino properties (including the evaluation of operating personnel). In addition, the Company believes that an adjusted EBITDA multiple is the principal basis for the valuation of gaming companies. Changes in the estimated adjusted EBITDA multiples or forecasted operations can materially affect these estimates.

        Forecasted adjusted EBITDA levels (based on the Company's annual operating plan) can be significantly impacted by the local economy in which the Company's reporting units operate. For example, increases in unemployment rates can result in decreased customer visitations and/or lower customer spend per visit. In addition, the impact of new legislation which approves gaming in nearby jurisdictions or further expands gaming has the impact of increasing competition for the Company's casino properties which generally will have a negative effect on those locations' profitability once competitors become established as a certain level of cannibalization occurs absent an overall increase in customer visitations. Lastly, increases in gaming taxes approved by state regulatory bodies can negatively impact forecasted adjusted EBITDA.

        Assumptions and estimates about future adjusted EBITDA levels and multiples are complex and subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry, geopolitical and economic trends, and internal factors, such as changes in the Company's business strategy. The Company's two casinos faced significant increases in competition in the second half of 2012 which has negatively impacted their operations. However, the Company has forecasted the impact of this additional competition on its two casinos' future operating results and incorporated these projections in its impairment analysis of the Company's goodwill and indefinite-life intangible assets. At December 31, 2012, no impairment charge was required as the implied fair value of both Hollywood Casino Perryville and Hollywood Casino Baton Rouge exceeded their fair values.

Income Taxes

        These financial statements have been prepared based on the assumption that the Company qualified as a REIT under the Internal Revenue Code, As such, the Company generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. The Company may still be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. Additionally, it will be subject to federal income taxes on earnings generated by its taxable REIT subsidiaries.

        The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        The realizability of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if any, as necessary. The factors used to assess

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Revenue Recognition

        The Company recognizes rental revenue from tenants, including rental abatements, lease incentives and contractual base rents attributable to leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured. Percentage rents are recognized as earned. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company.

        Gaming revenues are recognized net of certain sales incentives in accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives. The Company records cash incentives and points earned in point-loyalty programs as a reduction of gaming revenue.

        Gaming revenues include video lottery gaming revenue, which is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for "ticket-in, ticket-out" coupons in the customers' possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increases.

        Gaming revenues include table game gaming revenues, which is the aggregate of table drop adjusted for the change in aggregate table chip inventory. Table drop is the total dollar amount of the currency, coins, chips, tokens, outstanding counter checks (markers), front money that are removed from the live gaming tables.

        Food and beverage revenue is recognized as services are performed.

Gaming and Admission Taxes

        The Company is subject to gaming and admission taxes based on gross gaming revenues in the jurisdictions in which it operates. The Company primarily recognizes gaming tax expense based on the statutorily required percentage of revenue that is required to be paid to state and local jurisdictions in the states were or in which wagering occurs. At Hollywood Casino Baton Rouge, the gaming admission tax is based on graduated tax rates. The Company records gaming and admission taxes at the Company's estimated effective gaming tax rate for the year, considering estimated taxable gaming revenue and the applicable rates. Such estimates are adjusted each interim period. If gaming tax rates change during the year, such changes are applied prospectively in the determination of gaming tax expense in future interim periods.

Note 2—Forecasted Adjustments

  (A)
  To record rental income associated with the rent from subsidiaries of Penn in connection with the Master Lease. The rental payment will be comprised of Base Rent and Percentage Rent components, which are described below.

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Forecasted Adjustments (Continued)

          Base Rent

          Fixed amount for duration of lease. This amount will be:

    (i)
    a fixed component equal to $243.3 million during the first year of the Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year's adjusted revenue to rent ratio (as it will be defined in the Master Lease) for the properties in the aggregate not to fall below 1.8:1 ("Building Base Rent"); plus

    (ii)
    an additional fixed component equal to $91.2 million ("Land Base Rent").

          Percentage Rent

          A variable percentage rent component that will be calculated as follows and is expected to equal $95.5 million during the first year of the Master Lease:

    (iii)
    Percentage Rent (other than Columbus and Toledo Facilities):    Fixed, amount for the first 5 years. An adjustment will be recorded every five years to establish a new fixed amount for the next five-year period based on the average actual net revenues of Penn from the Facilities (other than the Columbus and Toledo Facilities) during the five year period then ended (and calculated by multiplying 4% by the excess (if any) of (i) the average net revenues for the trailing five-year period over (ii) 50% of the 2013 projected net revenues).

    (iv)
    Percentage Rent (Columbus and Toledo Facilities):    Variable amount, determined monthly, based on 20% of the excess of Penn's actual net revenues from the Columbus and Toledo Facilities of the month then ended over 50% of 1/12 of the 2013 projected net revenues.

            The Percentage Rent (Columbus and Toledo Facilities) for the twelve months ended October 31, 2014 incorporates our current expectations for 3.4% net revenue growth at these two facilities based on our historical experience of growth in similar sized regional gaming markets upon the inception of gaming, our actual results for these properties to date and the impact of recent and anticipated competition of new racinos that have and/or are anticipated to open in Ohio during the forecast period.

  (B)
  Gaming revenues and food and beverage revenues, net of promotional allowances from our TRSs were estimated based on the properties' historical results adjusted for the full year impact of recent competition that has negatively impacted its operations. Hollywood Casino Perryville results continued to be pressured by the opening of a significant casino complex at the Arundel Mills mall in June 2012. Similarly, Hollywood Casino Baton Rouge has been negatively impacted by the opening of a new riverboat casino on September 1, 2012. As a result, our forecasted net revenues for these two properties are significantly lower than what these properties generated prior to the openings of the additional competition. In a similar fashion, our operating expenses for the casinos are estimated to decline significantly, due to reductions in gaming taxes and a realignment of our operating costs resulting from reduced business volumes. Our forecasted results for the twelve month period ended October 31, 2014 reflect reductions to the properties net revenues and expenses of 2.9% and 2.1%, respectively, as compared to the corresponding period in the prior year. This decline was based on our historical experience and analysis of the impact of new casino openings on established

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Forecasted Adjustments (Continued)

    facilities which has shown that the vast majority of the negative impact is experienced in the first twelve months subsequent to the introduction of new competition.

  (C)
  The unaudited forecasted consolidated income statement includes other expenses expected to be incurred by GLPI after the Spin-Off for items such as compensation costs (including stock based compensation awards), professional services, office costs, and other costs associated with development activities. To the extent requested by GLPI, Penn will provide GLPI with administrative and support services on a transitional basis pursuant to the Transition Services Agreement. The fees charged to GLPI for Transition Services furnished pursuant to this agreement are anticipated to be determined based on fixed percentages of Penn's internal costs which percentages are intended to approximate the actual cost incurred by Penn in providing the Transition Services to GLPI for the relevant period.

    Our other expense forecast for 2013 includes $8.8 million of rent on leased property received in connection with the Spin-Off based on the terms of the leases. It also includes $8.0 million of stock based compensation charges for the amortization of unrecognized compensation on Penn equity awards held by GLPI employees at the time of the Spin-Off with the vast majority of this amount relating to unvested awards held by GLPI's CEO and CFO. The forecast also includes approximately $18.5 million of corporate overhead and transitional services costs. Finally, costs of approximately $14.1 million were assumed for dividend payments on stock options (excluding vested options held by Penn employees) that will be declared by GLPI. This was based on outstanding options to acquire 8.1 million shares of GLPI common stock and an anticipated distribution of $1.75 per share of GLPI common stock during the twelve months ended October 31, 2014. Per the terms of the Employee Matters Agreement, GLPI will be responsible to accumulate and pay an amount equal to the previously declared GLPI dividends as these stock options vest. Once the awards vest option holders employed by both Penn and GLPI will not be entitled to any future payments related to GLPI dividends. However, it is anticipated that a payment equal to the value of any ordinary dividend declared with respect to GLPI common stock will be made (subject to GLPI's compensation and governance committee approval) to GLPI employees who hold vested GLPI stock options. This amount has been included in the $14.1 million dividend payments on stock options discussed above. Not included in the total above are approximately $13.9 million of estimated payments in respect of ordinary dividends declared with respect to GLPI common stock to Penn employees who hold GLPI vested stock options and Penn's board will consider the approval of such payments which, if approved, would be recorded on Penn's financial statements. The actual cash compensation cost incurred on these stock options will be based on the actual dividends declared by GLPI in the year after the Spin-Off, as well as the actual amount of GLPI stock option awards outstanding during the period.

  (D)
  To record anticipated depreciation expense related to the property and equipment transferred to GLPI by Penn which was determined based on each individual assets estimated useful life. The forecast assumes approximately $3.3 million of additions to property and equipment during the forecast period for maintenance capital expenditures at Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. Additionally, the forecast assumes no impairments of property and equipment will occur.

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Forecasted Adjustments (Continued)

  (E)
  To record anticipated interest expense related to GLPI's anticipated fixed and variable rate borrowings that will be incurred. Based on recent discussions with prospective lenders for GLPI's credit facility and current market interest rates we estimate that GLPI will have outstanding a ten year, $850 million senior note with a fixed interest rate of 6.2%, a seven year, $700 million senior note with a fixed interest rate of 5.9%, and a five year, $500 million senior note with a fixed interest rate of 5.7%. Additionally, we estimate that GLPI will have a $300 million unsecured Tern Loan A facility and a $850 million revolving credit facility with a bank group which initially will have $150 million outstanding. These facilities will be variable in nature, priced at LIBOR plus 225 basis points. It is estimated that a one-eighth percentage change in interest rates on GLPI's expected variable rate obligations would change annual interest expense by $0.6 million.

  (F)
  The forecasted consolidated income statement of GLPI assumes that GLPI has met all the conditions necessary for it to be treated as a REIT subsequent to January 1, 2014. The provision for income taxes that has been made for the twelve months ended October 31, 2014 relates to earnings associated for the two months prior to GLPI electing REIT status on January 1, 2014 and the results of GLPI's TRSs based on an estimated effective income tax rate of 40.2%, consistent with GLPI's TRSs historical effective income tax rate.

  (G)
  Based on the issuance of GLPI common stock to Penn shareholders in connection with the Spin-Off, shares anticipated to be issued to Fortress based on the terms of the Exchange Agreement (as described in the section "The Separation—Treatment of Penn Preferred Stock in the Spin-Off—Penn Series B Preferred Stock—Fortress"), adjustments for the Purging Distribution and the Compliance Exchange.

Note 3—Pro Forma Adjustments:

  (H)
  To record anticipated amounts of GLPI indebtedness, which includes enough cash to satisfy the earnings and profits distribution requirement.

  (I)
  To record anticipated debt proceeds from GLPI's financing transactions that will be paid to Penn, directly or indirectly, which will occur immediately before the Spin-Off, in accordance with the Internal Reorganization.

  (J)
  To record anticipated debt issuance costs related to GLPI's indebtedness.

  (K)
  To record stock based compensation liabilities transferred from Penn for employees of GLPI as well as cash payment from Penn for this amount.

  (L)
  Record deferred compensation liability and related assets that were transferred to GLPI related to executives as if their employment transferred to GLPI as of June 30, 2013.

  (M)
  To record and subsequently remove the historical deferred tax liability associated with the transferred property and equipment since the pro forma statements are prepared assuming that GLPI has met all the necessary conditions for it to be treated as a REIT.

  (N)
  Represents intercompany receivable balance of TRSs from Penn that will be forgiven as part of the Spin-Off.

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Pro Forma Adjustments: (Continued)

  (O)
  To record and subsequently remove the historical deferred tax asset associated with the deferred compensation liability described in Note L, since the pro forma statements are prepared assuming that GLPI has met all the necessary conditions for it to be treated as a REIT.

Note 4—Income Taxes

        Deferred tax assets and liabilities associated with GLPI's TRSs consisted of the following at June 30, 2013 (in thousands):

Deferred tax assets:
Accrued expenses	$13,829

Net deferred tax assets	13,829

Deferred tax liabilities:
Property, plant and equipment	(18,315)
Intangibles	(699)

Net deferred tax liabilities	(19,014)

Net	$(5,185)

Reflected on consolidated balance sheets:
Current deferred tax assets, net	$1,766
Noncurrent deferred tax liabilities, net	(6,951)

Net deferred taxes	$(5,185)

Note 5—Reconciliation of Forecasted FFO to Forecasted Net Income

        Funds from operations ("FFO") is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. NAREIT defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus real estate depreciation. We have defined Adjusted Funds From Operations ("AFFO") as FFO plus stock based compensation expense reduced by maintenance capital expenditures.

        FFO and AFFO are useful to investors in comparing operating and financial results between periods. This is especially true since both measures exclude real estate depreciation and amortization expense and GLPI believes that real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. GLPI believes such a presentation also provides investors with a more meaningful measure of GLPI's operating results in comparison to the operating results of other REITs.

        FFO and AFFO do not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. Investors are also cautioned that FFO and AFFO, as presented, may not be comparable to similarly titled measures reported by other REITs due to the fact that not all real estate companies use the same definitions.

NOTES TO GLPI UNAUDITED
PRO FORMA AND FORECASTED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Reconciliation of Forecasted FFO to Forecasted Net Income (Continued)

        Commencing in 2014, GLPI expects to pay distributions in cash in an amount equal to approximately 80% of GLPI's AFFO for each quarterly period. See "Dividend Policy."

        The following reconciles forecasted FFO and AFFO to forecasted net income (in thousands):

Twelve Months Ended October 31, 2014
Net Income	$145,087
Real Estate Depreciation	119,341

FFO(1)	264,428
Stock Based Compensation Expense	8,039
Maintenance Capex	(3,322)

AFFO	$269,145

(1)
Calculated in accordance with NAREIT definition of FFO, and there were no gains or losses from sales of property or adjustments for unconsolidated partnerships and joint ventures in the forecasted consolidated income statement of GLPI.

Note 6—Significant changes in Financial Position

        We anticipate that GLPI will fund construction costs of $135 million for two facilities in Dayton, OH and Mahoning Valley, OH which are scheduled to be completed in August 2014. Subsequent to the completion of the construction, these facilities will be leased to Penn. Additionally we have forecasted that GLPI will pay dividends in accordance with our dividend policy of $210.9 million during the twelve months ended October 31, 2014, which approximates 80% of AFFO and also is in excess of the required distribution amount of 90% of REIT taxable income. See "Dividend Policy" for further discussion. As a result, we anticipate that GLPI will incur additional indebtedness of approximately $85 million during the period covered under the forecast. No other significant changes in financial position are anticipated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF GLPI

        The following is a discussion and analysis of the anticipated financial condition of GLPI immediately following the Spin-Off, which we have assumed for purposes of this section will occur on November 1, 2013. GLPI will not have operated the vast majority of its business prior to the Spin-Off. The statement of operations and cash flows of GLPI will consist primarily of its operations after the Spin-Off. Additionally, we have included a discussion and analysis of the historical results of operations for Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (that will be operated by GLPI through its TRSs). This discussion contains forward-looking statements that involve risks and uncertainties. GLPI's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this Registration Statement. See also "Risk Factors."

 Overview

        GLPI is a wholly owned subsidiary of Penn that, with the exception of two small casinos that are being placed in its TRSs, has no historical operations. GLPI will be a publicly traded, self-administered, self-managed REIT primarily engaged in the property business, which will consist of owning, acquiring, developing, expanding, managing, and leasing gaming and related facilities. GLPI intends to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year beginning on January 1, 2014. To maintain REIT status, we must meet a number of organizational and operational requirements (see "U.S. Federal Income Tax Considerations"), including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regards to the dividends paid deduction and excluding any net capital gains. Initially, GLPI's portfolio will consist of 21 gaming and related facilities (including two properties under development in Dayton, OH and Mahoning Valley, OH) that are diversified across 13 states. GLPI will lease all but two of its gaming and related facilities (Hollywood Casino Baton Rouge and Hollywood Casino Perryville) to a wholly owned subsidiary of Penn, under the Master Lease. Penn has been a public company since 1994 and information about Penn, including financial information and disclosures regarding Penn's capital structure and senior management, is included in Penn's SEC filings accessible for free by visiting EDGAR on the SEC website at www.sec.gov. Following the Spin-Off, GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

Components of GLPI's Revenues and Expenses from the rental of its properties to Penn

  Revenues

        Following the Spin-Off, GLPI's earnings will primarily be the result of the rental revenue from the lease of its properties to a subsidiary of Penn pursuant to the Master Lease. The Master Lease is a triple net lease with a wholly owned subsidiary of Penn as tenant, responsible for all maintenance, property taxes, insurance and other expenses. The rent will be comprised of Base Rent and Percentage Rent components which are described below.

  Base Rent

        Fixed amount for duration of lease. This amount will be:

  (i)
  a fixed component equal to $243.3 million during the first year of the Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year's adjusted revenue to rent ratio (as it will be defined in the Master Lease) for the properties in the aggregate not to fall below 1.8:1 ("Building Base Rent"); plus

  (ii)
  an additional fixed component equal to $91.2 million ("Land Base Rent").

  Percentage Rent

        A variable percentage rent component that will be calculated as follows and is expected to equal $95.5 million during the first year of the Master Lease:

  (iii)
  Percentage Rent (other than Columbus and Toledo Facilities):    Fixed amount, for the first 5 years. An adjustment will be recorded every five years to establish a new fixed amount for the next five-year period based on the average actual net revenues of Penn from the Facilities (other than the Columbus and Toledo Facilities) during the five year period then ended (and calculated by multiplying 4% by the excess (if any) of (i) the average net revenues for the trailing five-year period over (ii) 50% of the 2013 projected net revenues).

  (iv)
  Percentage Rent (Columbus and Toledo Facilities):    Variable amount, determined monthly, based on 20% of the excess of Penn's actual net revenues from the Columbus and Toledo Facilities of the month then ended over 50% of 1/12 of the 2013 projected net revenues.

        It is anticipated that the annual revenues from the Master Lease will initially be approximately $430 million.

  General and Administrative Expenses

        General and administrative costs are expected for items such as compensation costs (including stock based compensation awards), professional services, office costs, and other costs associated with development activities. To the extent requested by GLPI, Penn will provide GLPI with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement. The fees charged to GLPI for Transition Services furnished pursuant to this agreement will be determined based on fixed percentages of Penn's internal costs which percentages are intended to approximate the actual cost incurred by Penn in providing the Transition Services to GLPI for the relevant period. General and administrative expenses excluding costs associated with our TRSs operations are anticipated to be $49.3 million.

        This amount includes $8.8 million of anticipated rent on leased property that we expect will be transferred to GLPI in connection with the Spin-Off. It also includes corporate overhead and transitional services costs of approximately $18.5 million. Finally it includes $8.0 million of stock based compensation charges for the amortization of unrecognized compensation costs at the time of spin that are held by GLPI employees (primarily our Chief Executive Officer and Chief Financial Officer). The details of our future anticipated equity grants and compensation has not yet been determined for our executive officers. The amount of compensation related expense, including non-cash stock compensation expense, actually incurred by GLPI in the first year after the Spin-Off will be based on determinations by GLPI's compensation and governance committee following the Spin-Off and the amortization of the unrecognized compensation costs related to the Penn equity awards held by GLPI employees at the Spin-Off. The aggregate fair value of the converted equity awards held by the GLPI employees will not change from their value immediately before the Spin-Off and therefore will not cause an incremental compensation charge.

        Also included in the $49.3 million of general and administrative expenses above are cash compensation costs of approximately $14.1 million for payments on GLPI stock option awards (excluding vested options held by Penn employees) to reflect anticipated annual dividends that will be declared by GLPI. Per the terms of the Employee Matters Agreement, GLPI will be responsible to accumulate and pay an amount equal to the previously declared GLPI dividends as these stock options vest. Once the awards vest, option holders employed by both Penn and GLPI will not be entitled to any future payments related to GLPI dividends. However, it is anticipated that a payment equal to the value of any ordinary dividend declared with respect to GLPI common stock will be made (subject to GLPI's compensation and governance committee approval) to GLPI employees who hold vested GLPI stock options and this estimated amount has been included in the $14.1 million dividend payments on stock options discussed above. Not included in the total above are approximately $13.9 million of estimated payments in respect of ordinary dividends declared with respect to GLPI common stock to Penn employees who hold GLPI vested stock options and Penn's board will consider the approval of such payments which, if approved would be recorded on Penn's financial statements. The actual cash compensation cost incurred on these stock options will be based on the actual dividends declared by GLPI in the year after the Spin-Off, as well as the actual amount of GLPI stock option awards (excluding vested shares held by Penn employees) outstanding during this period.

  Real Estate Depreciation

        GLPI will incur depreciation expense for the property and equipment transferred to GLPI from Penn, which is expected to be approximately $119.3 million in the first year subsequent to the Spin-Off.

  Revenues and operating expenses of GLPI's TRSs

        GLPI's TRSs will hold the operations of Hollywood Casino Baton Rouge and Hollywood Casino Perryville. We anticipate these two casinos will generate net revenues of $166.7 million and incur operating expenses of $126.2 million for the twelve months ended October 31, 2014. Hollywood Casino Baton Rouge has been negatively impacted by the opening of a new riverboat in Baton Rouge, LA on September 1, 2012. Similarly, Hollywood Casino Perryville results were negatively impacted by the opening of a significant casino complex at the Arundel Mill mall in June 2012. We anticipate that our results will continue to be negatively impacted by this additional competition and our forecasted levels of net revenues and operating expenses have incorporated the impact of this competition into our estimates. Additionally, we anticipate a tax rate of 40.2% for our TRSs operations.

  Interest expense

        GLPI will incur interest expense from its borrowing obligations plus the amortization of its anticipated debt issuance costs related to its indebtedness. Following the Spin-Off, GLPI expects to have $2.5 billion in outstanding borrowings and annual interest costs of approximately $142.7 million based on a weighted average interest rate of 5.4%. See "—Liquidity and Capital Resources" below for more information.

Liquidity and Capital Resources

        GLP Capital, L.P. expects to issue $2.05 billion in Senior Notes which Senior Notes will be guaranteed by GLPI. The maturity date of the Senior Notes, which may be issued in one or more tranches, is to be determined. Additionally, GLPI and GLP Capital, L.P. anticipate having an unsecured term loan of $300 million and having an unsecured $850 million revolving credit facility with approximately $150 million outstanding following the Spin-Off. GLPI expects that the Credit Facilities will mature on the fifth anniversary of the closing date thereof. The interest rates applicable to these obligations have not yet been determined. Based on an assumed annual interest rate of 5.4%, as well as anticipated unused commitment fees and amortization of debt issuance costs, we would expect our annual interest expense to be approximately $142.7 million. A one percent increase or decrease in the annual interest rate on our anticipated variable rate borrowings of $450 million following the Spin-Off would increase or decrease our annual interest expense by $4.5 million. Our annual interest expense would also change if the aggregate anticipated borrowings differ from the assumed $2.5 billion utilized in the pro forma balance sheet. An increase or decrease of $25 million in the anticipated borrowing levels would result in an increase or decrease of $1.35 million to our annual interest expense based on the assumed weighted average interest rate of 5.4%.

        The Senior Notes are expected to be redeemable at GLP Capital, L.P.'s option, in whole or in part, at any time after a specified date and at a specified redemption price that has not yet been determined. It is expected that the Senior Notes may also be redeemable at any time based on a make whole amount.

        We anticipate that our debt facilities will have various customary covenants including restrictions on our ability to grant liens on our assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate having to comply with the following financial covenants: a maximum total debt to total asset value ratio of 60% (subject to increase to 65% for specified periods in connection with certain acquisitions), a minimum fixed charge coverage ratio of 2 to 1, a maximum senior secured debt to total asset value ratio of 40% and a maximum unsecured debt to unencumbered asset value ratio of 60%.

Capital expenditures

        GLPI will fund construction costs of approximately $135 million for two facilities in Dayton, OH and Mahoning Valley, OH during the period covered under the forecast.

        GLPI anticipates incurring annual capital expenditures of $3.3 million in connection with the two casinos held by its TRSs. Capital expenditures for the properties leased under the Master Lease are the responsibility of the tenant.

Obligations and Commitments

        In addition to the indebtedness described above, Penn will assign to GLPI various leases on the property acquired in connection with the Spin-Off. The following is a description of some of the more significant lease contracts that Penn expects to assign to GLPI.

        On March 23, 2007, one of Penn's subsidiaries entered into an amended and restated ground lease with Skrmetta MS, LLC, which includes substantially all of the ground associated with the Boomtown Casino. The lease amends the prior ground lease, dated October 19, 1993. The Amended Lease requires the Penn subsidiary to maintain a minimum gaming operation on the leased premises and to pay rent equal to 5% of adjusted gaming win after gaming taxes have been deducted. The term of the lease expires on January 1, 2093.

        One of Penn's subsidiaries entered into a lease agreement with the City of Riverside, Missouri. Under the terms of the agreement, Penn's subsidiary leases a portion of its site from the City of Riverside. The lease expires in December 2014, and Penn's subsidiary has the option to extend the lease six times with each extension for an additional five years. During the extension periods, there is no minimum rent, and percentage rent is payable as follows: (i) 3% on the first $50 million of revenues, (ii) 4% on revenues between $50 million and $100 million and (iii) 1.5% on revenues in excess of $100 million.

        One of Penn's subsidiaries, via an acquisition of the M Resort, assumed a lease agreement for approximately 4 acres of land at the property, which includes the porte-cochere and the main entrance to the facility. The lease commenced on July 1, 2005 and is for twenty years, with two five-year renewal options. Under the lease agreement, the rent is subject to annual increases over the life of the lease based on the consumer price index but is limited to 103% of the previous year's rent.

        One of Penn's subsidiaries has an operating lease with the City of Bangor which covers the permanent casino facility that opened on July 1, 2008. Under the lease agreement, there is a fixed rent provision, as well as a revenue-sharing provision, which is equal to 3% of gross slot revenue. The final term of the lease, which commenced with the opening of the permanent facility, is for an initial term of fifteen years, with three ten-year renewal options.

        The future minimum lease commitments of GLPI are shown below. Note that this table does not include commitments related to obligations that are variable in nature and as such is not illustrative of the total anticipated payments that GLPI will incur related to these leases over this time period.

	Payments Due By Period
	Total	2013	2014 - 2015	2016 - 2017	2018 and After
	(in thousands)
Operating Leases	$38,448	693	4,409	2,917	30,429

Critical Accounting Estimates

        We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our consolidated financial statements. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the accounting for income taxes, property and equipment, and goodwill as critical accounting estimates, as they are the most important to our financial statement presentation and require difficult, subjective and complex judgments.

        We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations and, in certain situations, could have a material adverse effect on our consolidated financial condition.

  Income Taxes

        We anticipate that the Company will qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year beginning January 1, 2014, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates, and dividends paid to our shareholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

  Property and Equipment

        Real estate costs related to the acquisition and improvement of properties are capitalized over the expected useful life of the asset. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Depreciation on our buildings and improvements is computed using the straight-line method over an estimated useful life of 5 to 40 years. If we use a shorter or longer estimated useful life, it could have a material impact on our results of operations. We believe that 5 to 40 years is an appropriate estimate of useful life.

        We continually monitor events and changes in circumstances that could indicate that the carrying amount of our property and equipment may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of property and equipment may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of our property and equipment through its undiscounted future cash flows and the eventual disposition of the asset. If, based on this analysis, we do not believe that we will be able to recover the carrying value of our property and equipment, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of our property and equipment.

  Goodwill

        At June 30, 2013, the Company had $75.5 million in goodwill within its consolidated balance sheet, resulting from the Company's acquisition of Hollywood Casino Baton Rouge.

        Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the Hollywood Casino Baton Rouge reporting unit to its carrying amount. If the carrying amount exceeds its fair value in step 1 of the impairment test, then step 2 of the impairment test is performed to determine the implied value of goodwill. If the implied value of goodwill is less than the goodwill allocated, an impairment loss is recognized.

        The evaluation of goodwill requires the use of estimates about future operating results to determine their estimated fair value. The Company uses a market approach model, which includes the use of forecasted adjusted EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain other income and expenses) and adjusted EBITDA multiples, as the Company believes that adjusted EBITDA is a widely-used measure of performance in the gaming industry and as the Company uses adjusted EBITDA as the primary measurement of the operating performance of its casino properties (including the evaluation of operating personnel). In addition, the Company believes that an adjusted EBITDA multiple is the principal basis for the valuation of gaming companies. Changes in the estimated adjusted EBITDA multiples or forecasted operations can materially affect these estimates.

        Forecasted adjusted EBITDA levels (based on the Company's annual operating plan) can be significantly impacted by the local economy in which the Company's reporting units operate. For example, increases in unemployment rates can result in decreased customer visitations and/or lower customer spend per visit. In addition, the impact of new legislation which approves gaming in nearby jurisdictions or further expands gaming has the impact of increasing competition for the Company's casino properties which generally will have a negative effect on those locations' profitability once competitors become established as a certain level of cannibalization occurs absent an overall increase in customer visitations. Lastly, increases in gaming taxes approved by state regulatory bodies can negatively impact forecasted adjusted EBITDA.

        Assumptions and estimates about future adjusted EBITDA levels and multiples are complex and subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors, such as industry, geopolitical and economic trends, and internal factors, such as changes in the Company's business strategy. Hollywood Casino Baton Rouge faced a significant increase in competition in the second half of 2012 which has negatively impacted its operations. However, the Company has forecasted the impact of this additional competition on its future operating results and incorporated these projections in its impairment analysis of the Company's goodwill. At December 31, 2012, no impairment charge was required as the implied fair value of Hollywood Casino Baton Rouge exceeded its fair value.

 Discussion of Historical Operations of GLPI's TRSs

        The following discussion relates to the historical operations of GLPI's TRSs, namely Louisiana Casino Cruises, Inc. ("Hollywood Casino Baton Rouge") and Penn Cecil Maryland, Inc. ("Hollywood Casino Perryville"), which operate Hollywood Casino Baton Rouge and Hollywood Casino Perryville, respectively, and are currently wholly-owned subsidiaries of Penn. Hollywood Casino Baton Rouge and Hollywood Casino Perryville will be acquired by a subsidiary of GLPI that we anticipate will be called GLP Holdings, Inc., which will operate the TRS properties after the Spin-Off.

        Hollywood Casino Baton Rouge was acquired by Penn in April 2001 as part of its acquisition of CRC Holdings, Inc. The facility is a dockside riverboat gaming facility which at December 31, 2012 featured approximately 28,000 square feet of gaming space with 960 gaming machines and 18 table games. The facility also includes a dockside building featuring a variety of amenities, including a steakhouse, a buffet and deli and various entertainment options.

        Hollywood Casino Perryville was opened by Penn on September 27, 2010. At December 31, 2012, the facility offered approximately 34,000 square feet of gaming space with 1,500 slot machines. In November 2012, voters in the state of Maryland approved a referendum authorizing the ability to add table games to Maryland's five existing and planned casinos. Hollywood Casino Perryville opened 12 table games and an 8-table poker room on March 5, 2013 and in January 2013, the facility removed approximately 350 slot machines as a result of additional competition in the marketplace which has resulted in a reduction to business volumes.

  Financial Results:

  Three and six months ended June 30, 2013 compared to corresponding periods in prior year

        Hollywood Casino Baton Rouge and Hollywood Casino Perryville had combined net revenues, income from operations and net income of $46.1 million, $9.1 million and $4.7 million, respectively, for the three months ended June 30, 2013, compared to $60.3 million, $14.5 million and $7.6 million, respectively, for the three months ended June 30, 2012. Hollywood Casino Baton Rouge and Hollywood Casino Perryville had combined net revenues, income from operations and net income of $88.7 million, $15.9 million and $7.9 million, respectively, for the six months ended June 30, 2013, compared to $127.2 million, $31.0 million and $16.3 million, respectively, for the six months ended June 30, 2012. The reason for the declines for the three and six months ended June 30, 2013 compared to the corresponding period in the prior year was primarily due to increased competition, namely the opening of a casino complex in Anne Arundel, Maryland in 2012 which has negatively impacted Hollywood Casino Perryville's results, as well as the opening of a new riverboat casino and hotel in Baton Rouge, Louisiana on September 1, 2012 which has had an adverse effect on the financial results of Hollywood Casino Baton Rouge. However, the decrease at Hollywood Casino Perryville was partially offset by the introduction of table games at the property in March 2013.

        Combined net revenues decreased by $14.2 million, or 23.5%, and $38.5 million, or 30.2%, for the three and six months ended June 30, 2013, respectively, as compared to the three and six months ended June 30, 2012, primarily due to the previously mentioned impact of new competition in Hollywood Casino Perryville and Hollywood Casino Baton Rouge's regional gaming markets, partially offset by the introduction of table games at Hollywood Casino Perryville in March 2013. Total operating expenses decreased by $8.8 million, or 19.2%, and $23.4 million, or 24.3%, for the three and six months ended June 30, 2013, respectively, as compared to the three and six months ended June 30, 2012, primarily due to lower gaming taxes and cost management efforts to realign costs with the decreased business demand resulting from the new competition.

  2012 compared to 2011

        Hollywood Casino Baton Rouge and Hollywood Casino Perryville had combined net revenues, income from operations and net income of $210.6 million, $43.7 million and $22.9 million, respectively, for the year ended December 31, 2012 compared to $231.9 million, $52.5 million and $26.7 million, respectively, for the year ended December 31, 2011. The reason for the declines was increased competition. Hollywood Casino Perryville results were negatively impacted by the opening of a casino complex at the Arundel Mills shopping mall in Anne Arundel, Maryland. The Anne Arundel casino opened on June 6, 2012 with approximately 3,200 slot machines and significantly increased its slot machine offerings by mid-September 2012 to approximately 4,750 slot machines. In addition, a new riverboat casino and hotel in Baton Rouge, Louisiana opened on September 1, 2012. The opening of this riverboat casino has had and is anticipated to continue to have an adverse effect on the financial results of Hollywood Casino Baton Rouge.

        Combined net revenues declined 9.2% in 2012 to $210.6 million compared to $231.9 million in 2011. This was due to the previously mentioned impact of new competition in Hollywood Casino Perryville and Hollywood Casino Baton Rouge's regional gaming markets. Total operating expenses declined 6.9% in 2012 to $167.0 million compared to $179.4 million in 2011. This was due to lower gaming taxes and cost management efforts to realign costs with the decreased business demand resulting from the new competition.

  2011 compared to 2010

        Hollywood Casino Baton Rouge and Hollywood Casino Perryville had combined net revenues, income from operations and net income of $231.9 million, $52.5 million and $26.7 million, respectively, for the year ended December 31, 2011 compared to $143.2 million, $31.1 million and $15.3 million, respectively, for the year ended December 31, 2010. The reason for the increase was the full year impact of Hollywood Casino Perryville, which had opened for business on September 27, 2010.

        Combined net revenues increased $88.7 million in 2011 to $231.9 million compared to $143.2 million in 2010. Hollywood Casino Perryville accounted for $86 million of this increase. Total operating expenses increased $67.3 million to $179.4 million in 2011 compared to $112.1 million. The full year impact of Hollywood Casino Perryville operations resulted in operating expenses being $71.5 million higher than the prior year. Conversely, Hollywood Casino Baton Rouge operating expenses declined by $4.2 million, which was primarily attributable to lower depreciation expense primarily related to replacement assets that were purchased after Hurricane Katrina being fully depreciated in 2011.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We face market risk exposure in the form of interest rate risk. These market risks arise from our debt obligations. We have no international operations. Our exposure to foreign currency fluctuations is not significant to our financial condition or results of operations.

Interest Rate Risk

        Our primary market risk exposure will be interest rate risk with respect to its expected indebtedness following the Spin-Off. We expect to raise $3.2 billion in financing, with approximately $2.5 billion to be outstanding initially. Furthermore, we anticipate that approximately $2.05 billion of our obligations will be Senior Notes that will have fixed interest rates with maturing dates ranging from five to ten years. An increase in interest rates could make the financing of any acquisition by us more costly as well as increase the costs of our variable rate debt obligations. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. We may manage, or hedge, interest rate risks related to its borrowings by means of interest rate swap agreements. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for its indebtedness. However, the REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. See "Risk Factors—Risk Factors Relating to the Status of GLPI as a REIT Factors—Complying with REIT requirements may limit GLPI's ability to hedge effectively and may cause GLPI to incur tax liabilities."

MANAGEMENT OF GLPI

GLPI Board of Directors and Executive Officers

        The following table sets forth information as to persons who are currently expected to serve as GLPI directors and executive officers following the Spin-Off.

Name	Age	Position(s)
Peter M. Carlino	66	Chairman of the Board and Chief Executive Officer
William J. Clifford	55	Chief Financial Officer
Wesley R. Edens	51	Director Nominee
David A. Handler	48	Director Nominee
Joseph W. Marshall, III	67	Director Nominee
E. Scott Urdang	63	Director Nominee

Directors

        Background information about those individuals who are expected to serve as directors of GLPI appears below.

        Peter M. Carlino, age 66, has been the Chairman of our board of directors and our Chief Executive Officer since our inception in February 2013. Mr. Carlino has served as Penn's Chairman of the board of directors and Chief Executive Officer since April 1994. After the Spin-Off, he will only serve as Penn's Chairman of the board of directors and will cease to serve as Penn's Chief Executive Officer. Since 1976, Mr. Carlino has been President of Carlino Capital Management Corp. (formerly known as Carlino Financial Corporation), a holding company that owns and operates various Carlino family businesses, in which capacity he has been continuously active in strategic planning and monitoring the operations. Having served as the Chairman of Penn's board of directors and Chief Executive Officer since April 1994, Mr. Carlino brings to GLPI's board of directors extensive management experience, critical knowledge of our properties and knowledge and understanding of Penn and the gaming industry in general. Moreover, as the largest beneficial owner of GLPI's common stock following the Separation, his interests will be significantly aligned with GLPI's efforts to enhance long-term shareholder value.

        Wesley R. Edens, age 51, has been a director of Penn since 2008 and after the Spin-Off, will only serve as a director of GLPI. Mr. Edens has been Co-Chairman of the board of Fortress since August 2009, and he has been a member of the board of Fortress since November 2006. Mr. Edens has been a member of the management committee of Fortress since co-founding the company in 1998. Mr. Edens is responsible for the Fortress' private equity and publicly traded alternative investment businesses. He is Chairman of the board of directors of each of Florida East Coast Railway Corp., GateHouse Media, Inc., Mapeley Limited, Nationstar Mortgage Holdings, Inc. and Newcastle Investment Corp. and a director of Brookdale Senior Living, Inc., GAGFAH S.A., Springleaf Finance Corporation and Springleaf Finance, Inc. Mr. Edens was Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors from October 2002 to January 2007. Mr. Edens also previously served on the boards of the following publicly traded company and registered investment companies: Aircastle Limited from August 2006 to August 2012, Crown Castle Investment Corp. (merged with Global Signal Inc.) from January 2007 to July 2007; Eurocastle Investment Limited from August 2003 to November 2011; Fortress Brookdale Investment Fund LLC, from August 13, 2000 (deregistered with the SEC in March 2009); Fortress Pinnacle Investment Fund, from July 24, 2002 (deregistered with the SEC in March 2008); Fortress Investment Trust II, from July 2002 (deregistered with the SEC in January 2011); RailAmerica, Inc. from November 2006 to October 2012; and RIC Coinvestment Fund LP, from May 10, 2006 (deregistered with the SEC in June 2009). Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition,

Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens will bring to GLPI's board of directors significant experience as a chief executive officer and proven ability to manage multiple properties and businesses. He also has significant capital investment, financing and mergers and acquisitions experience and has a significant amount of experience with real estate investment trusts. As part of his role at Fortress, and as is common for principals of private equity sponsor companies, Mr. Edens serves as a director of certain public portfolio companies in which Fortress has an investment, including publicly traded real estate investment trusts. Mr. Edens' contribution to GLPI's board of directors will be enhanced both by the valuable perspectives he obtains in connection with such other board service as well as by the substantial resources available to him to support his work as a director of these portfolio companies.

        David A. Handler, age 48, has been a director of Penn since 1994 and, after the Spin-Off, he will continue to serve as a director of Penn. In August 2008, Mr. Handler joined Centerview Partners as a Partner. Centerview Partners is a boutique financial advisory and private equity firm. From April 2006 to August 2008, he was a managing director at UBS Investment Bank. From April 2000 until April 2006, he was a Senior managing director at Bear Stearns & Co., Inc. From July 1995 to April 2000, Mr. Handler was employed by Jefferies & Company, Inc. where he became a managing director in March 1998. Mr. Handler will bring to GLPI's board of directors experience in investment banking and capital markets that has included a focus on mergers and acquisitions and other significant transactions. Mr. Handler's background is expected to be an invaluable asset to GLPI, particularly in connection with evaluating potential acquisition and financing opportunities.

        Joseph W. Marshall, III, age 60, has served as the Vice Chairman of the law firm Stevens & Lee, LLP, PC and Griffin Holdings, LLC since February 2010. In addition to a number of other boards, Mr. Marshall has also served on the board of directors of SIGA Technologies, Inc. (NASDAQ) since 2009. From 2001 to 2008, Mr. Marshall served as the Chairman and CEO of Temple University Health System, one of the largest health care organizations in Pennsylvania. Mr. Marshall served as director of Health Partners, a provider-owned Medicaid/Medicare Health Maintenance Organization operating in Greater Philadelphia, from 2003 to 2008. Mr. Marshall was one of the original appointees to the seven-member Pennsylvania Gaming Control Board, which is responsible for all aspects of gaming regulation in Pennsylvania. Mr. Marshall also previously served on the Pennsylvania Ethics Commission and the Medicaid Commission created by Congress and established by the Honorable Michael O. Leavitt, Secretary of the U.S. Department of Health & Human Services, where he advised the Secretary on ways to modernize the Medicaid program. In addition, Mr. Marshall is a member of the Board of Trustees of Temple University and Salus University. Mr. Marshall was selected to be a member of GLPI's board of directors because of his extensive experience and knowledge of gaming regulation and his significant directorial and executive experience in both the private and public sectors.

        E. Scott Urdang, age 63, who retired in 2012, was the founder, CEO, and Chairman of Urdang Capital Management (now Center Square Capital Management, Inc.), a wholly owned subsidiary of BNY Mellon. Urdang Capital Management is an investment management company that manages and participates in public, private, global, and US-only real estate investment strategies. Mr. Urdang founded the company in 1987 which at the time of his retirement had in excess of $5 billion under management. From 1984-1987 Mr. Urdang was a partner at Laventhol and Horwath a national consulting and accounting firm, where he served as regional partner in charge of real estate consulting with national responsibility for its pension consulting practice. Mr. Urdang also has experience as a Vice-President of Finance of a large regional development company that was involved in residential subdivisions, office buildings, apartments and shopping centers. Mr. Urdang has 20 years of experience teaching both undergraduate and graduate courses in economics, corporate finance, and real estate finance and investment analysis at the Wharton School of the University of Pennsylvania. Mr. Urdang was selected to be a member of GLPI's board of directors because of his extensive experience, comprehensive knowledge and strong record of success in the real estate industry as an investor, developer, entrepreneur, and professor.

        The appointments of Joseph W. Marshall, III and E. Scott Urdang are each subject to the completion of customary due diligence and licensure by certain regulatory agencies.

Executive Officers

        Background about GLPI's executive officers who are not expected to serve as directors appears below.

        William J. Clifford, age 55, has been our Chief Financial Officer, Secretary and Treasurer since our inception in February 2013. Mr. Clifford joined Penn in August 2001 and has served as Senior Vice President-Finance and Chief Financial Officer of Penn since October 2001. After the Spin-Off, Mr. Clifford will no longer serve as an officer of Penn. From March 1997 to July 2001, Mr. Clifford served as the Chief Financial Officer and Senior Vice President of Finance with Sun International Resorts, Inc., Paradise Island, Bahamas. From November 1993 to February 1997, Mr. Clifford was Financial, Hotel and Operations Controller for Treasure Island Hotel and Casino in Las Vegas. From May 1989 to November 1993, Mr. Clifford was Controller for Golden Nugget Hotel and Casino, Las Vegas. Prior to May 1989, Mr. Clifford held the positions of Controller for the Dunes Hotel and Casino, Las Vegas, Property Operations Analyst with Aladdin Hotel and Casino, Las Vegas, Casino Administrator with Las Vegas Hilton, Las Vegas, Senior Internal Auditor with Del Webb, Las Vegas, and Agent, Audit Division, of the Nevada Gaming Control Board, Las Vegas and Reno.

Committees of the Board of Directors

        Prior to the completion of the Spin-Off, the GLPI board of directors expects to establish the following committees: the audit and compliance committee and the compensation and governance committee. The composition of each such committee will satisfy the independence requirements and current standards of the SEC and the rules of NASDAQ (as applicable).

  Audit and Compliance Committee

        The duties and responsibilities of the audit and compliance committee will be set forth in its charter, which will be available on our website, and will include the following:

  •
  to oversee the quality and integrity of our financial statements and our accounting and financial reporting processes;

  •
  to prepare the audit and compliance committee report required by the SEC in our annual proxy statements;

  •
  to review and discuss with management and the independent registered public accounting firm our annual and quarterly financial statements;

  •
  to review and discuss with management and the independent registered public accounting firm our earnings press releases;

  •
  to appoint, compensate and oversee our independent registered public accounting firm, and pre-approve all auditing services and non-audit services to be provided to us by our independent registered public accounting firm;

  •
  to review the qualifications, performance and independence of our independent registered public accounting firm; and

  •
  to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential,

    anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

        At the time of listing on the NASDAQ, at least one member of the audit and compliance committee will be "independent," as defined under and required by the rules and regulations of the SEC and the NASDAQ, including Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and we expect that one member will be the "audit committee financial expert" as defined under and required by the rules and regulations of the SEC and the NASDAQ. A majority of the members of the committee will be "independent" within 90 days of listing on the NASDAQ and all members will be independent within one year of listing on the NASDAQ.

        It is expected that the audit and compliance committee will consist of Joseph W. Marshall, III, David A. Handler and E. Scott Urdang who are all independent.

  Compensation and Governance Committee

        The duties and responsibilities of the compensation and governance committee will be set forth in its charter, which will be available on our website, and will include the following:

  •
  to determine, or recommend for determination by our board of directors, the compensation of our chief executive officer and other executive officers;

  •
  to establish, review and consider employee compensation policies and procedures;

  •
  to review and approve, or recommend to our board of directors for approval, any employment contracts or similar arrangement between the company and any executive officer of the company;

  •
  to review and discuss with management the Company's compensation policies and practices and management's assessment of whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on the Company;

  •
  to review, monitor, and make recommendations concerning incentive compensation plans, including the use of stock options and other equity-based plans;

  •
  to recommend to our board of directors proposed nominees for election to the board of directors by the shareholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between shareholder meetings;

  •
  to make recommendations to the board of directors regarding corporate governance matters and practices;

  •
  to recommend members for each committee of the board of directors; and

  •
  to recommend the compensation of directors.

        At the time of listing on the NASDAQ, at least one member of the committee will be "independent." A majority of the members of the committee will be "independent" within 90 days of listing on the NASDAQ and all members will be independent within one year of listing on the NASDAQ.

 Compensation and Governance Committee Interlocks and Insider Participation

        No director who will be a member of our compensation and governance committee serves as a member of the board of directors or compensation and governance committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation and governance committee. Additional information concerning transactions between us and entities affiliated with members of the compensation and governance committee is included in this Prospectus under the heading "Certain Relationships and Related Party Transactions."

Compensation of Directors

        We are currently reviewing the compensation that GLPI will pay to its non-employee directors following the separation, but we anticipate that non-employee directors will be compensated for their service under a non-employee director fee plan, which has not yet been established, and GLPI's long term incentive compensation plan. We will provide information regarding director compensation and the decision-making process for determining director compensation in our future SEC filings.

Code of Business Conduct

        GLPI expects to adopt a code of business conduct that seeks to identify and mitigate conflicts of interest between our employees, directors and officers on the one hand, and us on the other hand, effective as of the time of our listing on the NASDAQ, in accordance with applicable rules and regulations of the SEC and the NASDAQ. Our code of business conduct will be available on our website. Waivers of our code of business conduct will be required to be disclosed in accordance with NASDAQ and SEC requirements.

Corporate Governance Guidelines

        GLPI expects to adopt a set of corporate governance guidelines that sets forth our policies and procedures relating to corporate governance effective as of the Spin-Off. Our corporate governance guidelines will be available on our website.

Director Independence

        At the time of the Spin-Off, we expect that all of our directors other than Mr. Carlino, will be independent as defined by the federal securities laws and the rules of the NASDAQ. GLPI will have a classified board, consisting of three classes of 3-year term each. There are no family relationships among any of our directors or executive officers.

 EXECUTIVE COMPENSATION

        For purposes of the following Compensation Discussion and Analysis and Executive Compensation disclosures, the individuals who served as the principal executive officer and chief financial officer of Penn in 2012 and the next three most highly compensated individuals who served in other senior executive positions with Penn in 2012 are collectively referred to as the "Named Executive Officers." While this group of executive officers reflects the senior executive team for our corporate parent for 2012, the selection of our future executive officers is ongoing and certain of these executives will not be our executives following the Spin-Off (see "Management of GLPI—Executive Officers").

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis describes and analyzes the executive compensation programs at Penn in 2012. For purposes of the following Compensation Discussion and Analysis, the term "Committee" refers to the compensation committee of the board of directors of Penn.

        Prior to the Spin-Off, GLPI will continue to be part of Penn, and therefore, its compensation strategy will be determined by Penn and the Committee. In connection with the Spin-Off, the GLPI board of directors will form its own compensation committee, which will consist entirely of independent directors. Following the Spin-Off, GLPI's compensation committee will determine the executive compensation policies of GLPI.

Executive Summary

        In 2012, Penn completed a number of significant accomplishments despite the ongoing challenge to its business from increasing competition and continuing political and economic uncertainty. The Committee believes these accomplishments were reflected in Penn's share price, as Penn's one year total share return was 33.5% and its three year total shareholder return was 78.5%. These returns substantially outpaced Penn's peer group as well as the overall S&P 500 index over the same periods.

Shareholder Outreach and Say on Pay Vote

        During 2012, Penn continued its long-standing practice of robust communication and discussion with shareholders, including direct dialogue with most of its top 40 shareholders specifically regarding the 2012 Say on Pay proposal, which shareholders held over 79% (or 67% excluding shares held by Peter M. Carlino and his family) of the issued and outstanding common stock of Penn as of the record date for the 2012 annual meeting. By way of overview, Penn continues to hold quarterly conference calls in which management limits its prepared remarks in favor of creating an open forum to allow shareholders to ask about matters of most interest to them. Penn continues to provide financial and other disclosure beyond that required by the SEC on matters such as management's views on pending legislation and quarterly and annual earnings estimates. Further, members of Penn's senior management team participated at investor conferences throughout 2012 and regularly hosted analysts and institutional investors at its corporate headquarters. Penn also hosted facility tours and meetings across its property portfolio for analysts and institutional investors. At the Global Gaming Expo, the gaming industry's annual trade show in Las Vegas, executives conducted group meetings and participated in a number of investor events. Finally, Penn hosted events for the institutional investor community in connection with the opening of its newest gaming facilities at Hollywood Casino at Kansas Speedway, Hollywood Casino Toledo and Hollywood Casino Columbus. These outreach efforts provide numerous forums for investors and prospective investors to discuss with management a wide variety of subjects important to them, including executive compensation.

        The results of the shareholder advisory vote on executive compensation at Penn's 2012 Annual Meeting of Shareholders were supportive of Penn's compensation programs. Following the 2012 Annual Meeting, the Committee reviewed the various views expressed by Penn's shareholders with respect to

Penn's compensation program and evaluated what changes may be appropriate in light of these views as well as Penn's own views on compensation matters.

Peer Group

        The Committee reviews Penn's peer group at the beginning of each fiscal year to determine whether any changes are warranted from the prior year's peer group. The companies that make up Penn's peer group are its business competitors as well as its primary source of, and primary competition for, executive talent.

        For 2012, the Committee confirmed that the peer group to be used for comparison purposes would consist of Ameristar Casinos, Inc., Boyd Gaming Corporation, Isle of Capri Casinos, Inc., Las Vegas Sands Corp., MGM Resorts International, Pinnacle Entertainment, Inc. and Wynn Resorts, Ltd. In addition, the Committee takes into consideration any available compensation data from Trump Entertainment Resorts, Inc., which entered into bankruptcy in 2009, as well as Station Casinos, Inc., which was taken private but continues to file periodic reports under the Exchange Act.

Overview of Compensation Program

  Objectives of Compensation Program

        The overall objective of Penn's executive compensation program is to compensate members of management in a manner that most effectively incentivizes them to maximize shareholder value without taking undue financial risks. At the same time, the executive compensation program is intended to enable Penn to attract and retain the executive talent needed to grow and further its strategic interests. Specifically, Penn's compensation objectives are to:

  •
  Align executive pay opportunities with shareholder value creation;

  •
  Create a pay for performance compensation program that will appropriately reward management for operational success; and

  •
  Attract and retain the best possible management team for Penn to increase shareholder value and maintain Penn's credibility in the capital markets.

  Risk Assessment

        In establishing and reviewing Penn's executive compensation program, the Committee considers, among other things, whether the program properly motivates executives to focus on the creation of shareholder value without encouraging unnecessary or excessive risk taking. To this end, the Committee carefully reviews the principal components of executive compensation. Base salaries are reviewed annually and are fixed in amount. Annual incentive pay is focused on achievement of certain specific overall financial goals and is determined using multiple absolute and relative performance criteria, including announced guidance pertaining to adjusted EBITDA targets and total shareholder return. The other major component of Penn's Named Executive Officers' compensation is long-term incentives through a mix of stock options, SARs, restricted stock and PSUs that the Committee believes are important to help further align executives' interests with those of Penn's shareholders. Such grants are subject to long-term vesting schedules, and executives are subject to stock holding requirements, to help ensure that executives always have significant value tied to long-term stock price performance. The Committee believes that these cash and incentive awards, especially when combined with the compensation clawback policy described on page 110 of this Prospectus, appropriately balance risk, payment for performance and align executive compensation with shareholders without encouraging unnecessary or excessive risk taking.

  Elements of Compensation

        The Committee has designed a compensation program that is heavily weighted towards performance based compensation but utilizes several different performance metrics designed to ensure that management is appropriately incentivized across a number of different business and economic environments and appropriately considers each of the principal objectives of Penn's business strategy. In 2012, the total potential compensation opportunity of Penn's Named Executive Officers consisted of approximately 81% of targeted performance based compensation and approximately 19% of fixed compensation (primarily in the form of base salary).

Target Potential 2012
Executive Compensation
(Including Stock Options)

        The principal elements of the compensation program are described below. Please see "—Analysis of Compensation" starting on page 108 for a discussion of the specific actions taken with respect to executive compensation in fiscal year 2012.

  Base Salary

        The base salary of Penn's executive officers as a group is benchmarked against the 50th percentile (median) of base salaries of comparable executives within Penn's peer group. The Committee benchmarks against the median in order to set salaries that are competitive in the gaming industry and that will attract and retain qualified executives. Base salaries are then adjusted for certain qualitative factors, including specific position duties and responsibilities, tenure with Penn, individual contribution and position value to Penn and the overall reasonableness of an executive's pay package.

  Annual Incentive

        Penn's annual incentive plan is designed to motivate the executive officers and other members of management to achieve the objectives that the Committee believes are most likely to increase shareholder value without undermining Penn's credibility in the capital markets, which is critical to fund capital intensive future growth opportunities at the lowest possible cost of capital. To ensure that such executives are appropriately incentivized across a variety of business and economic conditions, the Committee sets one measure referenced by an internal goal and another measure referenced by one or more external goals based on Penn's performance against its peer group and other external benchmarks. The Committee believes that the best internal measures of performance are focused on earnings while external measures should expand and further align management and shareholder interests by focusing on shareholder value. Accordingly, in 2012, the Committee utilized an internal and an external measure to determine the annual incentive opportunity for Penn's executives.

        For 2012, the internal measure for Penn's annual incentive plan provided for the payment of incentive compensation based upon Penn's achievement of its adjusted EBITDA goal for the year. Conceptually, the term adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring or unforeseen events. In order to provide a clear reconciliation to GAAP, the Committee bases its adjusted EBITDA calculation on Penn's income from operations excluding charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets and other non-recurring events, and inclusive of gain or loss from Penn's joint ventures. Each quarter, Penn publicly discloses its adjusted EBITDA in connection with its quarterly announcement of earnings, and provides a reconciliation of adjusted EBITDA to net income (GAAP) and income from operations (GAAP) to adjusted EBITDA in connection with each such announcement.

        The Committee sets the ranges of bonuses payable pursuant to the internal measure for each executive as a percentage of annual base salary, consistent with the incentive programs and practices used by Penn's peer group. The following table shows the range of awards payable pursuant to the internal measure for each executive as a percentage of annual base salary for the 2012 fiscal year:

Executive	Threshold Bonus	Target Bonus	Maximum Bonus
Chairman and Chief Executive Officer	50%	100%	150%
President and Chief Operating Officer	42.5%	85%	127.5%
Senior Vice President and Chief Financial Officer	37.5%	75%	112.5%
Senior Vice President and General Counsel	25%	50%	75%
Senior Vice President of Corporate Development	25%	50%	75%

        The target bonus is payable when Penn meets or exceeds its adjusted EBITDA goal for a given year, subject to any required adjustments under Penn's 2008 long-term incentive compensation plan, as amended (the "2008 Plan") for certain extraordinary or unforeseen events. For any portion of executives' annual incentive bonuses to be paid with respect to the internal measure, Penn must achieve a threshold amount of adjusted EBITDA. This threshold was set at 10% less than the adjusted EBITDA goal in 2012. In order to help manage potential payouts, annual incentive opportunities are capped at the maximum bonus levels set forth in the table above, regardless of the extent to which performance exceeds targeted levels. The Committee has discretion to pay this award in cash, equity or any combination of cash and equity.

        In 2012, the external measure for Penn's annual incentive plan provided for payment of incentive compensation based on how Penn's total shareholder return compared to the total shareholder return of companies included in three different indices: (a) Penn's industry peer group; (b) the S&P Leisure Time Select Industries Index; and (c) the S&P 500. The Committee refers to this external measure for the annual incentive compensation plan as the total shareholder return plan (the "TSR Plan"). Total shareholder return ("TSR") is an indicator of a company's overall performance and, as used in connection with the TSR Plan, means the total return measured by share price movements on an investment in the stock of a public company over a specified period, taking into account the reinvestment of dividends, if any.

        Under the TSR Plan, the payment of incentive bonuses is based on Penn's share performance over a one, three and five year period as compared against the TSR of the companies listed in each index. Accordingly, as shown in the table below, TSR is measured against nine benchmarks: the median of the one, three and five year TSR for Penn's peer group and for the S&P Leisure Time Select Industries Index, and the one, three and five year TSR for the S&P 500:

Index	1 Year TSR	3 Year TSR	5 Year TSR
Industry	Exceed Median	Exceed Median	Exceed Median
S&P Leisure Time Select Industries Index	Exceed Median	Exceed Median	Exceed Median
S&P 500	Exceed Index	Exceed Index	Exceed Index

        Penn's share performance is required to exceed the applicable target for any portion of the external measure bonus to be paid. For each target exceeded, the executive will receive an amount equal to the bonus per target noted below, with a maximum bonus only paid if all nine targets are achieved. The Committee has discretion to pay the external measure bonus in cash, equity or any combination of cash and equity. The bonus per target and maximum bonus payable under the TSR Plan for 2012 for each Named Executive Officer as a percentage of annual base salary is as follows:

Executive	Bonus Per Target	Maximum Bonus
Chairman and Chief Executive Officer	16.7%	150%
President and Chief Operating Officer	14.2%	127.50%
Senior Vice President and Chief Financial Officer	12.5%	112.50%
Senior Vice President and General Counsel	8.3%	75%
Senior Vice President of Corporate Development	8.3%	75%

  Equity Compensation

        The Committee believes that the award of equity compensation is a critical component of Penn's executive compensation program because equity compensation directly ties executive compensation to management's ability to increase shareholder value. The Committee's experience shows it that equity compensation fosters an atmosphere where employees "think like owners" and are motivated to increase the long-term value of Penn by aligning their interests with those of Penn's shareholders. Accordingly, the Committee believes that equity compensation is an excellent tool to reflect Penn's principles of "pay for performance" so that a portion of each executive's compensation package will grow in value as shareholder value is increased. The Committee also believes that this culture of employee ownership has been a significant contributing factor to Penn's success and will continue to play a vital role in future success. More specifically, the Committee believes that equity compensation has been a critical tool in attracting and retaining executives with the type of entrepreneurial spirit that the Committee believes is integral to Penn's success.

  Deferred Compensation

        Penn does not maintain any defined benefit pension programs for its executives. Instead, consistent with the competitive practices of Penn's peer group, Penn maintains an elective nonqualified deferred compensation plan for executives. Pursuant to the plan, Penn provides a matching contribution on an executive's deferrals to the plan of up to 5% of the executive's base salary and annual bonus. All amounts credited to an executive's account are notionally invested, as directed by the executive, in commonly available mutual funds, and Penn does not guarantee any minimum returns. The plan is unfunded and benefits are paid from Penn's general assets; however, Penn currently contributes funds into a grantor trust on a monthly basis in respect of these deferred compensation obligations. Penn generally sets aside separately the amounts deferred by the executives and the matching contributions thereon and, to protect against excess liabilities, invests such amounts in the mutual funds notionally selected by each executive. This program is described in more detail beginning on page 116 of this Prospectus.

  Benefits and Perquisites

        The Committee believes that executives should be offered customary benefits and perquisites that are reasonable relative to the benefits provided to all employees, are consistent with competitive practices among Penn's peer group and, in certain circumstances, may address a particular reasonable issue or concern of an executive. The standard benefits offered to all of Penn's employees include medical, dental and vision insurance, group life insurance, short and long-term disability and a 401(k) with certain contributions matched by Penn. Consistent with the objectives described above, Penn also provides certain executive officers with additional supplemental benefits and perquisites, including in limited instances use of Penn's private aircraft where individual circumstances merit. The description and value of such supplemental benefits and perquisites in 2012 can be found on page 112 of this Prospectus.

Analysis of Compensation

  Base Salary

        Each year, the Committee reviews the base salary of each executive officer against the base salaries of similarly positioned executives in Penn's peer group. In doing so, the Committee compares the base salary information contained in Penn's peer group's most recently available proxy statements with comparable data for Penn's executive officers. In 2012, the Committee's review indicated that the base salary of Penn's Chief Executive Officer was at the 69th percentile relative to similarly positioned executives in Penn's peer group (based on information in the peer group companies' 2012 proxy statements), and the base salaries of the other executive officers ranged from the 27th percentile to the 72nd percentile.

  Annual Incentive—Internal Measure

        In 2012, Penn achieved over 99% of the maximum adjusted EBITDA target of $756.6 million (which was 105% of Penn's publicly announced adjusted EBITDA target for 2012 of $720.6 million). This resulted in the executive officers earning 85% of the maximum payout under the internal measure of the annual incentive plan. For purposes of the 2008 Plan, adjusted EBITDA for 2012 was $751.1 million, which reflects adjustments from Penn's publicly announced adjusted EBITDA to exclude the impact of certain non-recurring events, including the additional EBITDA attributable to the acquired property in Missouri and the additional expenses generated from referendum related activities in Maryland, as required by the terms of the 2008 Plan.

        The following table indicates the actual amount paid to each executive officer as a percentage of annual base salary for 2012 for the internal measure of the annual incentive:

Executive	Actual Bonus Percent	Actual Payment
Chairman and Chief Executive Officer	143%	$2,502,006
President and Chief Operating Officer	121%	$1,704,091
Senior Vice President and Chief Financial Officer	107%	$1,210,894
Senior Vice President and General Counsel	71%	$366,938
Senior Vice President of Corporate Development	71%	$359,599

  Annual Incentive—External Measure

        For 2012, Penn's TSR exceeded the targets for seven of the nine performance measures. As a result, the executive officers earned 77.8% of the maximum bonus payable under the external measure of the annual incentive plan. The Committee elected to pay this amount in PSUs that vest over four years, 25% on the first anniversary of the date of grant and 25% on each succeeding anniversary

(subject to continued employment), in order to encourage management retention and foster alignment with shareholder interests. The numbers of units were determined by dividing the bonus amount by the fair market value of the common stock on the first trading day of the performance period, which was January 2, 2012. Consistent with the Committee's past practice, it used the first trading day of 2012 to determine the number of PSUs granted because the PSUs are granted in respect of 2012 TSR performance and the Committee believes the value of the award should reflect the increase in the market price of Penn's shares during the performance period for the TSR metric. The Committee has determined this approach to be appropriate because, among other reasons, the TSR portion of each executive's annual incentive is not delivered immediately, but is made subject to additional service based vesting before it can be realized. Accordingly, this approach allows Penn to receive the benefit of an additional retention incentive and further alignment of executive's interests with those of shareholders through equity ownership.

        The following table indicates the maximum units that could have been earned by management under the TSR Plan in 2012, the actual number of units awarded based on Penn having met seven of the nine TSR targets and the grant date value of such awards:

Executive	Maximum Shares	Phantom Stock Unit Awards	Grant Date Fair Value
Chairman and Chief Executive Officer	69,181	53,807	$2,601,568
President and Chief Operating Officer	47,118	36,648	$1,771,931
Senior Vice President and Chief Financial Officer	33,482	26,041	$1,259,082
Senior Vice President and General Counsel	10,146	7,892	$381,578
Senior Vice President of Corporate Development	9,943	7,734	$373,939

        As evidenced by Penn's share price growth exceeding the one, three and five year median growth rate of its industry peer group, Penn continued to perform well against its peers. The Committee believes this is due to a combination of (i) the value generated by Penn's announcement of its intention to pursue the Spin-Off, (ii) the opening of new casinos in Columbus, Kansas City, and Toledo, (iii) the relatively lower volatility of Penn's regional gaming portfolio during the economic downturn of the last several years and (iv) the relatively lower debt levels maintained by Penn during those years. Penn's TSR also exceeded the median TSR of the S&P Leisure Time Select Industries Index and the TSR of the S&P 500 Index over the one and three year period.

  Equity Compensation

        In 2012, options to purchase shares of common stock were granted to Penn's executive officers as follows: Peter M. Carlino, options to purchase 300,000 shares; Timothy J. Wilmott, options to purchase 200,000 shares; William J. Clifford, options to purchase 150,000 shares; and each of Jordan B. Savitch and Steven T. Snyder, options to purchase 70,000 shares. The exercise price of each option was set at $38.07 per share, which represents the closing price of a share of common stock on the trading day immediately prior to the date of grant, as required by the terms of the 2008 Plan. All options granted in 2012 vest at the rate of 25% per year, generally subject to the executive's continued employment.

        Consistent with the Committee's historical practices regarding stock option grants, the Committee granted the same fixed number of shares in 2012 to Mr. Carlino as were granted in 2011. In granting a fixed number of stock options to the Chief Executive Officer for 2012, the Committee considered the extent to which the grant would reward the Chief Executive Officer for increasing shareholder value and the Chief Executive Officer's central role in overseeing Penn's success. The Committee also considered the size of the grant in relation to the diluted shares outstanding, which represented approximately 0.3% of the total shares outstanding. Further, the Committee considered Penn's recent and long-term performance. Based on these factors, the Committee determined, as it has in previous years, that the fixed grant of 300,000 stock options was appropriate to reward and incentivize the Chief Executive Officer to increase shareholder value.

        With respect to the other executive officers, the Committee utilized a methodology based on the number of options granted to the Chief Executive Officer and then adjusted downward so that the size of the grants were approximately proportionate to the difference in the total cash opportunity available to each of the executive officers. If appropriate, the Committee may further adjust the amounts based on input from the Chief Executive Officer regarding such qualitative factors as specific position duties and responsibilities, tenure with Penn, individual contribution and position value to Penn. In 2012, no other adjustments were deemed necessary or appropriate and, accordingly, the Committee granted the same fixed number of shares in 2012 to the other executive officers as were granted in 2011.

Employment Agreements

        Most of the existing employment agreements with Penn's executive officers have relatively near term expiration dates. In addition, the Committee expects that several of these agreements will expire earlier as some of Penn's Named Executive Officers are expected to transition to GLPI in connection with the Spin-Off. Accordingly, in 2013, the Committee plans to continue to re-evaluate whether and in what form to utilize employment agreements to attract and retain talented executives and to protect Penn from employment related liability.

        For a detailed discussion of the terms contained in each Named Executive Officer's employment agreement, please refer to pages 119 to 123 of this Prospectus.

Other Compensation Policies

  Hedging and Pledging Policy

        The Committee believes that equity ownership fosters an atmosphere where directors and officers "think like owners" and are motivated to increase the long-term value of Penn by aligning their interests with those of Penn's shareholders. Accordingly, the Committee has adopted policies generally restricting each of Penn's directors and executive officers from engaging in hedging transactions or pledging Penn shares.

  Compensation Clawback Policy

        As a highly regulated, multi-jurisdictional gaming and racing company, Penn has had a long-standing commitment to ensure that its executive officers adhere to the highest professional and personal standards. Accordingly, Penn has long held that under current law misconduct by any executive officer that leads to a restatement of Penn's financial results could subject such individuals to a disgorgement of prior compensation and, in light of the highly regulated nature of Penn's business, that the Committee would likely pursue such remedy, among others, where appropriate based on the facts and circumstances surrounding the restatement and existing laws. The Committee will amend Penn's clawback policy, as needed, once the SEC adopts the final implementing rules regarding compensation clawbacks mandated by the Dodd-Frank Act.

  Statutory and Regulatory Considerations

        In designing Penn's compensatory programs, the Committee considers the various tax, accounting and disclosure rules associated with various forms of compensation. The Committee also reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, which generally provides that Penn may not deduct certain compensation of more than $1 million that is paid to certain individuals. Penn generally will be entitled to take tax deductions related to performance-based compensation or to compensation not payable until the executive leaves Penn, which may include cash incentives, stock options, restricted stock or other performance-based award. The Committee seeks to preserve Penn's tax deductions for executive compensation to the extent consistent with Penn's executive compensation objectives. However, the Committee may also from time to time consider and grant compensation that may not be tax deductible if the Committee believes such compensation is warranted to achieve Penn's objectives.

  Timing of Option Grants

        In December 2006, the Committee adopted a stock option grant procedure, pursuant to which, for annual stock option awards to eligible executive officers, the grant date will be the first trading day of the calendar year. In addition, with respect to executive officers subject to the reporting requirements of Section 16 of the Exchange Act, grants made by us upon commencement of employment or promotions are made on the day employment commences or the promotion is effective. The stock option procedure is designed to make the timing of option grants predictable and prevent grant timing abuses. Options granted in 2012 to executives were granted in accordance with this procedure. All option grants were priced in accordance with the terms of the applicable equity compensation plans, which require, among other things, that the exercise price of all stock options be established by reference to the closing price on the trading day immediately prior to the date of grant.

Summary Compensation Table

        The following table sets forth information concerning the compensation earned during the fiscal years ended December 31, 2012, 2011 and 2010 by Penn's Named Executive Officers on December 31, 2012:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Peter M. Carlino	2012	1,753,827	2,601,568	5,153,190	2,502,006	529,415	12,540,006
Chairman and Chief	2011	1,702,745	2,332,228	4,966,050	2,556,981	420,330	11,978,334
Executive Officer	2010	1,653,335	1,125,449	3,874,500	2,482,506	333,487	9,469,277
Timothy J. Wilmott	2012	1,405,310	1,771,931	3,435,460	1,704,091	104,102	8,420,894
President and Chief	2011	1,364,379	1,588,454	3,310,700	1,741,534	98,477	8,103,544
Operating Officer	2010	1,324,788	766,521	2,583,000	1,690,809	95,004	6,460,122
William J. Clifford	2012	1,131,731	1,259,082	2,576,595	1,210,894	276,076	6,454,378
Senior Vice President and	2011	1,087,398	1,128,727	2,483,025	1,237,500	166,747	6,103,397
Chief Financial Officer	2010	771,557	393,911	1,937,250	868,877	127,742	4,099,337
Jordan B. Savitch	2012	514,424	381,578	1,202,411	366,938	62,346	2,527,697
Senior Vice President and	2011	497,955	342,044	1,158,745	375,000	46,555	2,420,299
General Counsel	2010	446,400	151,951	904,050	335,138	33,295	1,870,834
Steven T. Snyder(4)	2012	504,134	373,939	1,202,411	359,599	61,199	2,501,282
Senior Vice President of	2011	487,991	335,201	1,158,745	367,500	45,715	2,395,152
Corporate Development	2010	437,309	148,845	904,050	328,312	32,718	1,851,234

(1)
The amounts reflect the full grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), for stock option awards, restricted stock awards, and PSU awards. Assumptions used in the calculation of these amounts are included in footnote 4 to Penn's audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Included in Stock Awards for the years 2012 and 2011 are PSU awards granted on January 29, 2013, and February 6, 2012, respectively, relating to Penn's payment of the external portion of Penn's annual incentive plan for years 2012 and 2011. Included in Stock Awards for the year 2010 are restricted stock awards granted on April 15, 2011, relating to Penn's payment of the external portion of Penn's annual incentive plan for 2010.

(2)
The amounts reflect cash payments in 2012, 2011 and 2010, pursuant to the internal measure portion of Penn's annual incentive plan, which provided for the payment of incentive compensation upon Penn's achievement of pre-established adjusted EBITDA goals. Based on Penn's adjusted EBITDA performance for 2012, the executives received target plus 85% of the difference between target and the maximum payout for the internal measure. Based on Penn's adjusted EBITDA performance for 2011 and 2010, the executives received the maximum payout for the internal measure. For more information on Penn's annual incentive plan, see the discussion beginning on page 103 of the "—Compensation Discussion and Analysis" of this Prospectus.

(3)
See All Other Compensation Table below for more information.

(4)
Mr. Snyder was not a named executive officer of Penn for 2011.

All Other Compensation Table

        The following table describes each component of the All Other Compensation column of the Summary Compensation Table:

					Perquisites
		Penn Contributions to Deferred Compensation Plan ($)(1)
Name	Year		Penn Contributions to 401(k) ($)(2)	Penn-Paid Insurance Premiums ($)(3)	Club Memberships ($)	Personal Use of Penn Airplane ($)(4)	Total ($)
Peter M. Carlino	2012	303,330	5,000	—	3,340	217,745	529,415
	2011	209,262	4,900	—	3,279	202,889	420,330
	2010	127,664	4,900	—	3,219	197,704	333,487
Timothy J. Wilmott	2012	70,266	5,000	28,836	—	—	104,102
	2011	68,219	4,900	25,358	—	—	98,477
	2010	66,242	4,900	23,862	—	—	95,004
William J. Clifford	2012	160,949	5,000	—	—	110,127	276,076
	2011	97,813	4,900	—	—	64,034	166,747
	2010	54,327	4,900	—	—	68,515	127,742
Jordan B. Savitch	2012	57,346	5,000	—	—	—	62,346
	2011	41,655	4,900	—	—	—	46,555
	2010	28,395	4,900	—	—	—	33,295
Steven T. Snyder	2012	56,199	5,000	—	—	—	61,199
	2011	40,815	4,900	—	—	—	45,715
	2010	27,818	4,900	—	—	—	32,718

(1)
This column reports Penn's matching contributions under Penn's deferred compensation plan.

(2)
This column reports Penn's contributions to the Named Executive Officers' 401(k) savings accounts.

(3)
This column reports life insurance policy premiums and other insurance premiums paid by Penn on behalf of the executive.

(4)
The amount allocated for personal aircraft usage is calculated based on the incremental cost to Penn for fuel, landing fees and other variable costs of operating the airplane. Since Penn's aircrafts are primarily used for business travel, Penn does not include fixed costs that do not change based on usage, such as pilots' salaries, depreciation of the purchase cost of the aircraft and the cost of general maintenance.

2012 Grants of Plan-Based Awards

        The following table sets forth certain information regarding grants of plan-based awards relating to 2012:

Name	Grant Date	Grant Board Approval Date	All Other Option Awards: Number of Securities Underlying Stock Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Peter M. Carlino—Options(3)	1/3/2012	12/12/2011	300,000	38.07	5,153,190
Peter M. Carlino—External Measure(4)	1/29/2013	1/29/2013	53,807	—	2,601,568
Timothy J. Wilmott—Options(3)	1/3/2012	12/12/2011	200,000	38.07	3,435,460
Timothy J. Wilmott—External Measure(4)	1/29/2013	1/29/2013	36,648	—	1,771,931
William J. Clifford—Options(3)	1/3/2012	12/12/2011	150,000	38.07	2,576,595
William J. Clifford—External Measure(4)	1/29/2013	1/29/2013	26,041	—	1,259,082
Jordan B. Savitch—Options(3)	1/3/2012	12/12/2011	70,000	38.07	1,202,411
Jordan B. Savitch—External Measure(4)	1/29/2013	1/29/2013	7,892	—	381,578
Steven T. Snyder—Options(3)	1/3/2012	12/12/2011	70,000	38.07	1,202,411
Steven T. Snyder—External Measure(4)	1/29/2013	1/29/2013	7,734	—	373,939

(1)
The exercise price of each stock option is equal to the fair market value of a share of Penn's common stock on the date of grant. Pursuant to the terms of Penn's 2008 long term incentive compensation plan, as amended, under which the options were granted, fair market value is equal to the closing price of Penn's common stock on the business day immediately preceding the date of grant.

(2)
Represents the full grant date fair value of awards under ASC 718. Generally, the full grant date fair value is the amount Penn would expense in its financial statements over the award's vesting period. Assumptions used in the calculation of these amounts are included in footnote 4 to Penn's audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(3)
Options granted to the Named Executive Officers vest over four years, 25% on the first anniversary of the date of grant and 25% on each succeeding anniversary. In the event of a change in control, options vest immediately.

(4)
These amounts reflect PSU awards relating to 2012 performance pursuant to the external measure portion of Penn's annual incentive plan, which provides for the payment of incentive compensation upon Penn's share performance over a 1-year, 3-year and 5-year period as compared against the total shareholder return of the companies listed in three indices for a total of nine performance targets. One-ninth of the maximum bonus will be paid for the achievement of each target. Executives received seven-ninths of the Maximum Target as a payout for 2012. The units vest over four years, 25% on the first anniversary of the date of grant and 25% on each succeeding anniversary. In the event of a change in control, the forfeiture restrictions on restricted stock lapse immediately. See the discussion beginning on page 103 of the "—Compensation Discussion and Analysis" of this Prospectus.

Outstanding 2012 Equity Awards at Fiscal Year-End

        The following table sets forth information concerning equity awards outstanding as of December 31, 2012:

		Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options:					Number of Shares or Units Held that Have Not Vested(#)	Market Value of Shares or Units Held that Have Not Vested ($)(4)
Name	Option Grant Date(1)	Exercisable (#)	Unexercisable (#)(1)	Option Exercise Price($)	Option Expiration Date	Stock Award Grant Date
Peter M. Carlino	01/29/04	150,000	—	12.15	01/29/14	02/18/10(2)	10,246	503,181
	01/06/05	561,300	—	29.22	01/06/15	10/20/10(3)	37,279	1,830,772
	01/12/06	300,000	—	33.12	01/12/16	04/15/11(2)	30,434	1,494,614
	01/02/07	300,000	—	41.62	01/02/17	02/06/12(3)	56,580	2,778,644
	07/08/08	300,000	—	29.87	07/08/18
	01/02/09	225,000	75,000	21.38	01/02/16
	01/02/10	150,000	150,000	27.19	01/02/17
	01/03/11	75,000	225,000	35.15	01/03/18
	01/03/12	—	300,000	38.07	01/03/19
Timothy J. Wilmott	07/08/08	186,612	—	29.87	07/08/18	02/18/10(2)	6,978	342,690
	01/02/09	150,000	50,000	21.38	01/02/16	10/20/10(3)	25,390	1,246,903
	01/02/10	100,000	100,000	27.19	01/02/17	04/15/11(2)	20,728	1,017,952
	01/03/11	50,000	150,000	35.15	01/03/18	02/06/12(3)	38,536	1,892,503
	01/03/12	—	200,000	38.07	01/03/19
William J. Clifford	01/06/05	300,000	—	29.22	01/06/15	02/18/10(2)	3,586	176,108
	01/12/06	100,000	—	33.12	01/12/16	10/20/10(3)	13,048	640,787
	01/02/07	100,000	—	41.62	01/02/17	04/15/11(2)	10,652	523,120
	07/08/08	150,000	—	29.87	07/08/18	02/06/12(3)	27,383	1,344,779
	01/02/09	112,500	37,500	21.38	01/02/16
	01/02/10	75,000	75,000	27.19	01/02/17
	01/03/11	37,500	112,500	35.15	01/03/18
	01/03/12	—	150,000	38.07	01/03/19
Jordan B. Savitch	01/29/04	37,080	—	12.15	12/31/13	02/18/10(2)	1,383	67,919
	01/06/05	80,000	—	29.22	01/06/15	10/20/10(3)	5,033	247,171
	01/12/06	50,000	—	33.12	01/12/16	04/15/11(2)	4,109	201,793
	01/02/07	50,000	—	41.62	01/02/17	02/06/12(3)	8,298	407,515
	07/08/08	70,000	—	29.87	07/08/18
	01/02/09	52,500	17,500	21.38	01/02/16
	01/02/10	35,000	35,000	27.19	01/02/17
	01/03/11	17,500	52,500	35.15	01/03/18
	01/03/12	—	70,000	38.07	01/03/19
Steven T. Snyder	01/06/05	66,578	—	29.22	01/06/15	02/18/10(2)	1,355	66,544
	01/12/06	66,981	—	33.12	01/12/16	10/20/10(3)	4,930	242,112
	01/02/07	67,598	—	41.62	01/02/17	04/15/11(2)	4,025	197,668
	07/08/08	66,653	—	29.87	07/08/18	02/06/12(3)	8,132	399,363
	01/02/09	17,500	17,500	21.38	01/02/16
	01/02/10	35,000	35,000	27.19	01/02/17
	01/03/11	17,500	52,500	35.15	01/03/18
	01/03/12	—	70,000	38.07	01/03/19

(1)
Options vest over four years, 25% on the first anniversary of the date of grant and 25% on each succeeding anniversary. In the event of a change in control, options vest immediately.

(2)
Represents restricted stock awards. The forfeiture provisions on the restricted stock awards granted February 18, 2010, lapse 33 1/3% on each of the first, second, and third anniversary of the date of grant. The forfeiture provisions on the restricted stock awards granted April 15, 2011, lapse 100% on the third year anniversary of the date of grant. In the event of a change in control, the forfeiture restrictions on restricted stock lapse immediately.

(3)
Represents PSU awards. Awards granted October 20, 2010, are scheduled to vest as follows: 2/9 of the aggregate award to the executive on each of the first, second and third anniversaries of the date of grant and the remaining 1/6 of the aggregate award to the executive on each of the fourth and fifth anniversaries of the date of grant and awards granted February 6, 2012, are scheduled to vest over four years, 25% on the first anniversary of the date of grant and 25% on each succeeding anniversary. In the event of a change in control, the forfeiture restrictions on restricted stock lapse immediately.

(4)
Calculated based on the closing price of Penn's common stock on December 31, 2012 ($49.11), which was the last trading day of 2012.

2012 Option Exercises and Stock Vested

        The following table sets forth information concerning options exercised, restricted stock awards vested, and PSU awards vested during fiscal 2012:

	Option Awards		Stock Awards		PSU Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Peter M. Carlino	75,000	2,301,000	36,817	1,456,197	14,912	626,006
Timothy J. Wilmott	13,388	258,790	25,076	991,815	10,156	426,349
William J. Clifford	—	—	12,886	509,670	5,219	219,094
Jordan B. Savitch	101,760	2,515,688	4,970	196,574	2,013	84,506
Steven T. Snyder	87,190	1,453,145	4,869	192,580	1,972	82,785

2012 Nonqualified Deferred Compensation

        The following table sets forth information concerning nonqualified deferred compensation of the Named Executive Officers:

Name	Executive Contributions in Last Fiscal Year ($)(1)	Penn Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
Peter M. Carlino	606,660	303,330	720,111	(3,120)	5,526,334
Timothy J. Wilmott	281,062	70,266	244,345	(1,331)	1,973,155
William J. Clifford	321,898	160,949	9,619	(69,727)	2,360,844
Jordan B. Savitch	114,692	57,346	66,313	(643)	808,208
Steven T. Snyder	112,398	56,199	124,605	(65,076)	1,006,168

(1)
For each Named Executive Officer, the Executive's contribution is included in the Named Executive Officer's salary and/or non-equity executive compensation for 2012, as reported in the Summary Compensation Table.

(2)
For each Named Executive Officer, Penn's contribution is included in the Named Executive Officer's other compensation for 2012, as reported in the Summary Compensation Table.

(3)
Amounts reflect the change in account value during 2012. No amounts are reported in the Summary Compensation Table because earnings were not above market or preferential.

(4)
The amount of each Named Executive Officer's aggregate balance at fiscal year-end that was reported as compensation in Penn's Summary Compensation Table for previous years is set forth below:

Name	Amount Previously Reported ($)
Peter M. Carlino	3,899,353
Timothy J. Wilmott	1,378,813
William J. Clifford	1,938,105
Jordan B. Savitch	570,500
Steven T. Snyder	—

Penn's Deferred Compensation Plan

        Pursuant to Penn's deferred compensation plan, as amended, most management and certain other highly compensated employees selected by the Committee administering the plan may elect to defer, on a pre-tax basis, a percentage of his or her salary and/or bonus. The minimum amount deferrable is $3,000 and the maximum is 90% of his or her base annual salary and/or bonus. Generally, deferral elections must be made before the beginning of the year in which compensation will be earned. Penn's contributions under the plan are equal to 50% of the participant's deferral for the first 10% of the salary and/or bonus deferred, subject to a maximum annual Penn contribution equal to 5% of the participant's salary and/or bonus. With the approval of the board of directors of Penn, Penn is also permitted to make discretionary contributions. Participants are always 100% vested in their own contributions, but Penn contributions vest 20% per year of service with Penn. Therefore, employees with five or more years of service are fully vested in Penn contributions under the plan. However, for employees with less than five years of service, all Penn contributions become immediately and fully vested upon death, retirement (on or after age 65) or a change in control of Penn, as defined in the deferred compensation plan. The Committee may accelerate vesting of Penn's contributions if a participant terminates his or her employment because of disability.

        Subject to the exceptions discussed below, participants in the deferred compensation plan, or their beneficiaries, receive distributions upon retirement, death or termination. Participants can elect to receive distributions following retirement or death in the form of a lump sum payment or payment in five or ten annual installments. Distributions following retirement can be deferred for up to five years.

        For purposes of the deferred compensation plan, termination of employment as a result of a disability will be considered retirement. Distributions following termination of employment other than as a result of retirement or death will be in the form of a lump sum payment. Participants can also elect to receive a scheduled distribution with respect to an annual deferral amount, which is payable in a lump sum at the beginning of a designated subsequent calendar year, subject to certain limitations. In the event of an unforeseeable financial emergency and with the approval of the Committee, a participant can suspend deferrals or receive a partial or full payout under the plan. Certain specified employees have a six-month delay imposed upon distributions pursuant to a severance from service, as required by the final Code section 409A regulations. In the event of a change in control, Penn will accelerate installment payments that are in pay status by paying the account balance in lump sum and will distribute the account balances of all active participants in a lump sum; provided, however, that no distributions (or accelerations of installments) will occur unless the transaction qualifies as a "change in control event" under Code section 409A.

        Participants in the deferred compensation plan may notionally invest deferred amounts, including Penn contributions, in mutual funds selected by the Committee. Participants may change their investment elections at any time.

 Potential Payments Upon Termination or Change in Control

        The information below describes and quantifies compensation that would become payable under existing arrangements with Penn in the event of a termination of a Named Executive Officer's employment under several different circumstances or a change in control. The amounts shown assume that such termination or change in control was effective as of December 31, 2012, and thus include amounts earned through such time and are based (where applicable) on the closing price of Penn's common stock on such date (which was $49.11 per share) and are estimates of the amounts that would be paid to the Named Executive Officers upon their termination or a change in control. The actual amounts to be paid can only be determined at the time of such Named Executive Officer's separation from Penn or a change in control.

        The following tables quantify the amounts payable to each of the Named Executive Officers under the described termination circumstances and upon a change in control. For a description of the severance and change in control provisions giving rise to the payments set forth below, see pages 119 through 123 of this Prospectus.

  Post-Employment Payments—Peter M. Carlino

Executive Payments	Voluntary Termination by Executive ($)	Termination without Cause by Penn ($)		Termination for Cause by Penn ($)	Termination upon Death ($)		Termination upon Disability ($)		Change in Control ($)(1)	Change in Control Termination without Cause ($)
Cash Severance Benefit(2)	—	12,938,325		—	12,938,325		12,938,325		12,938,325	12,938,325
Benefit Continuation(3)	—	31,068		—	31,068		31,068		—	31,068
Restricted Shares(4)	—	6,607,211		—	6,607,211		6,607,211		6,607,211	6,607,211
Unvested Stock Options(5)	—	10,992,750	(6)	—	10,992,750	(6)	10,992,750	(6)	11,820,750	11,820,750
Vested Stock Options(5)	40,098,507	40,098,507		29,524,257	40,098,507		40,098,507		40,098,507	40,098,507
Vested Deferred Compensation Balance(7)	5,526,334	5,526,334		5,526,334	5,526,334		5,526,334		5,526,334	5,526,334
Tax Indemnity Payments(8)	n/a	n/a		n/a	n/a		n/a		8,352,716	8,362,918

Total	$45,624,841	$76,194,195		$35,050,591	$76,194,195		$76,194,195		$85,343,843	$85,385,113

  Post-Employment Payments—Timothy J. Wilmott

Executive Payments	Voluntary Termination by Executive ($)	Termination without Cause by Penn ($)		Termination for Cause by Penn ($)	Termination upon Death ($)(9)		Termination upon Disability ($)		Change in Control ($)(1)	Change in Control Termination without Cause ($)
Cash Severance Benefit(2)	—	6,296,840		—	6,296,840		6,296,840		9,445,260	9,445,260
Benefit Continuation(3)	—	30,120		—	30,120		30,120		—	45,180
Restricted Shares(4)	—	—		—	4,500,048		4,500,048		4,500,048	4,500,048
Unvested Stock Options(5)	—	6,253,000	(6)	—	6,253,000	(6)	6,253,000	(6)	7,880,500	7,880,500
Vested Stock Options(5)	10,639,915	10,639,915		3,590,415	10,639,915		10,639,915		10,639,915	10,639,915
Vested Deferred Compensation Balance(7)	1,973,155	1,973,155		1,973,155	1,973,155		1,973,155		1,973,155	1,973,155
Tax Indemnity Payments(8)	n/a	n/a		n/a	n/a		n/a		6,606,410	6,622,065

Total	$12,613,070	$25,193,030		$5,563,570	$29,693,078		$29,693,078		$41,045,288	$41,106,123

  Post-Employment Payments—William J. Clifford

Executive Payments	Voluntary Termination by Executive ($)	Termination without Cause by Penn ($)		Termination for Cause by Penn ($)	Termination upon Death ($)		Termination upon Disability ($)		Change in Control ($)(1)	Change in Control Termination without Cause ($)
Cash Severance Benefit(2)	—	4,741,000		—	4,741,000		4,741,000		7,111,500	7,111,500
Benefit Continuation(3)	—	20,976		—	20,976		20,976		—	31,464
Restricted Shares(4)	—	—		—	2,684,794		2,684,794		2,684,794	2,684,794
Unvested Stock Options(5)	—	4,689,750	(6)	—	4,689,750	(6)	4,689,750	(6)	5,910,375	5,910,375
Vested Stock Options(5)	16,488,125	16,488,125		11,201,000	16,488,125		16,488,125		16,488,125	16,488,125
Vested Deferred Compensation Balance(7)	2,360,844	2,360,844		2,360,844	2,360,844		2,360,844		2,360,844	2,360,844
Tax Indemnity Payments(8)	n/a	n/a		n/a	n/a		n/a		4,187,086	4,197,418

Total	$18,848,969	$28,300,695		$13,561,844	$30,985,489		$30,985,489		$38,742,724	$38,784,520

  Post-Employment Payments—Jordan B. Savitch

Executive Payments	Voluntary Termination by Executive ($)	Termination without Cause by Penn ($)		Termination for Cause by Penn ($)	Termination upon Death ($)		Termination upon Disability ($)		Change in Control ($)(1)	Change in Control Termination without Cause ($)
Cash Severance Benefit(2)	—	1,335,000		—	1,335,000		1,335,000		2,670,000	2,670,000
Benefit Continuation(3)	—	15,732		—	15,732		15,732		—	31,464
Restricted Shares(4)	—	—		—	924,398		924,398		924,398	924,398
Unvested Stock Options(5)	—	2,188,550	(6)	—	2,188,550	(6)	2,188,550	(6)	2,758,175	2,758,175
Vested Stock Options(5)	7,949,802	7,949,802		5,842,477	7,949,802		7,949,802		7,949,802	7,949,802
Vested Deferred Compensation Balance(7)	808,208	808,208		808,208	808,208		808,208		808,208	808,208
Tax Indemnity Payments(8)	n/a	n/a		n/a	n/a		n/a		1,599,149	1,609,481

Total	$8,758,010	$12,297,292		$6,290,685	$13,221,690		$13,221,690		$16,709,732	$16,751,528

  Post-Employment Payments—Steven T. Snyder

Executive Payments	Voluntary Termination by Executive ($)	Termination without Cause by Penn ($)		Termination for Cause by Penn ($)	Termination upon Death ($)		Termination upon Disability ($)		Change in Control ($)(1)	Change in Control Termination without Cause ($)
Cash Severance Benefit(2)	—	1,744,400		—	1,744,400		1,744,400		2,616,600	2,616,600
Benefit Continuation(3)	—	30,120		—	30,120		30,120		—	45,180
Restricted Shares(4)	—	—		—	905,687		905,687		905,687	905,687
Unvested Stock Options(5)	—	2,188,550	(6)	—	2,188,550	(6)	2,188,550	(6)	2,758,175	2,758,175
Vested Stock Options(5)	5,680,750	5,680,750		4,183,975	5,680,750		5,680,750		5,680,750	5,680,750
Vested Deferred Compensation Balance(7)	1,006,168	1,006,168		1,006,168	1,006,168		1,006,168		1,006,168	1,006,168
Tax Indemnity Payments(8)	n/a	n/a		n/a	n/a		n/a		1,428,740	1,443,576

Total	$6,686,918	$10,649,988		$5,190,143	$11,555,675		$11,555,675		$14,396,120	$14,456,136

(1)
Upon the occurrence of a change in control, the change in control payment is payable and the stock options and restricted stock awards accelerate; no termination of employment is required.

(2)
Basis for cash severance benefit upon a change in control is 2012 salary plus highest cash bonus earned over years 2012 and 2011.

(3)
Represents employer cost of medical and dental coverage.

(4)
Restricted stock award values were computed based on the closing stock price of Penn's common stock on December 31, 2012 ($49.11), which was the last trading day of 2012.

(5)
Amounts represent the difference between the exercise price of each Named Executive Officer's options and the closing price of Penn's common stock on December 31, 2012 ($49.11). Vested stock options issued under the 2008 Plan are cancelled when an executive is terminated for cause by Penn; however, vested options granted under Penn's prior long-term incentive plans are generally not cancelled upon a termination for cause.

(6)
Unvested options that would vest during the applicable severance period vest upon termination but may not be exercised until the time that such options would have vested had the executive continued to be employed through the applicable severance period. Restrictions lapse upon death or a change in control.

(7)
Penn contributions to the deferred compensation plan vest 20% per year during the first five years of service, although vesting is accelerated upon death, change in control and, at the option of the committee administering the plan, disability.

(8)
The amounts in the table were calculated in accordance with Sections 4999 and 280G of the Code.

(9)
The amounts reflected exclude net benefit payments under life insurance policies maintained by Penn covering Mr. Wilmott for the benefit of his named beneficiaries with a face value of $3,900,000.

Employment Agreements

        Penn has employment agreements with each of its Named Executive Officers. As noted below, most of these agreements have relatively near term expiration dates. In addition, Penn expects that several of these agreements will expire earlier as some of Penn's Named Executive Officers are expected to transition to GLPI in connection with the Spin Off. Accordingly, in 2013, the Committee plans to continue to re-evaluate whether and in what form to utilize employment agreements to attract and retain talented executives and to protect Penn from employment related liability. For key employees with whom Penn does not seek to have employment agreements, Penn has designed other policies and programs for attracting and retaining talented individuals.

  Key Terms

  Term

        The term of the employment agreement for each of the Chairman and Chief Executive Officer and the President and Chief Operating Officer is five years. Each other Named Executive Officer's employment agreement has a three year term. Penn believes that the length of each employment term represents a reasonable period for which Penn and the executive will mutually commit to maintain the employment relationship. For Penn, this provides stability and predictability among its leadership ranks. For the executive, this provides a reasonable but limited assurance of job security designed to foster an environment of entrepreneurial risk taking where the executive can focus on building long-term shareholder value.

        With respect to Mr. Wilmott, the five-year term was intended to provide a reasonable period of time for Penn and Mr. Wilmott to mutually determine whether Mr. Wilmott would have the opportunity to serve as Penn's Chief Executive Officer. In November 2012, Penn announced that it expects Mr. Wilmott to serve as Chief Executive Officer of Penn following the completion of the Spin-Off.

        With respect to Mr. Carlino, the five-year term was deemed reasonable given the leadership and accomplishments Mr. Carlino has demonstrated and achieved over the 19 years he has served Penn. Among other things, the board of directors of Penn credits Mr. Carlino with putting together and executing the acquisition strategy and recruiting the management team that has fueled Penn's growth since 1994.

  Termination and Restrictive Covenants

        Penn offers certain additional payments to its Named Executive Officers if Penn elects to terminate the executive's employment without "cause" or as a result of death or total disability. Such termination payments are not available to the executive if the executive resigns (regardless of whether or not such executive has good reason except as noted on page 123 of this Prospectus with respect to Mr. Carlino and Mr. Wilmott) or if the executive is terminated for "cause." All termination payments are expressly conditioned on the executive providing a written release of all liabilities to Penn and the executive's agreement to comply with the restrictive covenants described below for the time period for which such payments are made. All payments are subject to forfeiture and/or clawback in the event that the executive breaches any term of the restrictive covenants.

        Each employment agreement contains a comprehensive set of restrictive covenants designed to provide Penn with a reasonable degree of protection of its strategic plans, intellectual property and human capital. Generally, each employment agreement contains prohibitions on (i) competition with Penn anywhere in North America, (ii) solicitation of any employees of Penn or any of its subsidiaries, and (iii) disclosure and use of any of Penn's confidential information.

        Each executive is generally bound by the restrictive covenants for the following periods: 36 months for the Chairman and Chief Executive Officer, 24 months for the President and Chief Operating Officer and the Senior Vice President and Chief Financial Officer and 18 months for the Senior Vice President and General Counsel and the Senior Vice President of Corporate Development. The board of directors of Penn selected these time periods based on its determination about the extent to which each individual's tenure with, and knowledge of, Penn might be used to adversely impact Penn's strategic plans, intellectual property or human capital. If an executive violates any of these provisions, in addition to any other legal or equitable remedies available to Penn, the executive must repay to Penn all amounts paid upon termination, forfeit any amounts then still payable in connection with such termination and, as set forth in the applicable compensation plans, forfeit all outstanding equity awards (regardless of whether such awards had vested before or after termination). In limited circumstances, an executive may opt out of the non-competition provision provided such executive repays any amounts paid and forfeits amounts payable by Penn in respect of the period for which such executive has elected not to be subject to the restrictive covenant.

        The additional payments consist of a cash payment equal to the executive's base salary and annual cash bonus (based on the highest salary and annual cash bonus paid during the previous two years calculated on a monthly basis) multiplied by the greater of (i) the minimum number of months that such executive is bound by the restrictive covenants and (ii) the number of months remaining in the employment term. In addition, the executive is permitted continued vesting of stock options during the period for which the executive remains bound by restrictive covenants. The board of directors of Penn selected these amounts based on the rationale that it was willing to continue to pay each executive an amount reflecting the foregone compensation over the period that Penn desired the executive to remain subject to the restrictive covenants in the event Penn elects to terminate the executive's employment without cause.

  Change in Control

        In 2012, no new or renewed employment agreement contained a "single trigger" change in control provision. In addition, Penn has determined not to enter into any such provisions in the future.

        With respect to the employment agreements of the Named Executive Officers, none of which expired in 2012, in the event of a change in control, each Named Executive Officer is entitled to receive a cash payment equal to three times the sum of his base salary and annual cash bonus (based on the highest amount paid in the two preceding calendar years). Such payment would be made in two lump sums with 75% paid on the closing date of the change in control and 25% paid on the 75th day following the change in control, subject to the executive's continued employment with Penn during such period (unless earlier terminated by Penn). In addition, upon a change in control, any unvested equity compensation held by any employee of Penn, including any Named Executive Officer, will become vested. To the extent that an executive receives a cash change in control payment, such executive will not be eligible to receive any additional cash severance in the event of a termination of employment during the employment term.

  Tax Indemnity

        In 2012, no new or renewed employment agreement contained tax indemnification provisions. With respect to the employment agreements of the Named Executive Officers, none of which expired in

2012, each executive's employment agreement provides him with protection if a change in control or termination payment results in a parachute excise tax. In such event, the executive officer is entitled to a tax indemnity payment to the extent necessary so that the net amount paid to the executive is equal to the amount that would have otherwise been due to the executive under the applicable terms of the employment agreement absent the impact of the parachute excise tax. The Committee believes that such payments are appropriate to ensure that an executive does not lose the benefits of the payments to which such tax may be applied. If the excise tax were to reduce the net after-tax amount received by the executive, the benefits to Penn of the employment agreements—namely, retention during change in control transactions and compliance with restrictive covenants following involuntary terminations of employment—would be proportionately diminished.

        In addition, the excise tax creates disproportionate and adverse impacts on different classes of executives. Since it is generally calculated based on the amount of change in control payments relative to an executive's average taxable income from Penn over the five year period preceding the change in control, an executive with a lower average income will more likely be subject to the excise tax than a similarly situated executive with a higher income history. For example, contrary to the notion of long term value creation, the excise tax is more likely to be imposed on an executive who chooses not to exercise (and therefore not to generate income on) his stock options prior to a change in control since the executive will have a lower average compensation history than an executive who exercised and previously recognized income on his options. Further, by setting reasonable levels of payments in respect of change in control transactions and post-termination restrictive covenants, Penn does not believe that the payment of any such tax indemnity is likely to adversely impact the value of Penn. For example, if Penn were to be sold for the price ($49.11) used to calculate the change in control payments described under "—Potential Payments Upon Termination or Change in Control" beginning on page 117 of this Prospectus, then the aggregate amounts due to all Named Executive Officers under the tax indemnity, assuming no other mitigation steps were taken, would be less than 0.3% of the value of the transaction. Finally, especially in light of the long period necessary for Penn to close a change in control transaction, Penn believes that it can mitigate or eliminate the need for any indemnity payments.

        In addition to the key terms relating to severance, change in control, restrictive covenants and tax indemnity provisions described above, each employment agreement provides for additional compensation through participation in Penn's annual incentive plan, eligibility for awards under Penn's long term incentive compensation plans then in effect and certain other benefits, including health, vacation and deferred compensation. If Penn elects not to renew the executive's employment agreement at the end of the applicable term or such executive is terminated without "cause" (as defined in each agreement and described below) or as a result of death or total disability, the executive is entitled to certain continued health benefits and continued vesting of his options.

        The specific terms of each of the individual agreements for the Named Executive Officers are as follows:

  Peter M. Carlino

        In 2010, Penn entered into a new employment agreement with Peter M. Carlino, its Chairman and Chief Executive Officer, with a term expiring on April 28, 2015. Pursuant to the terms of his agreement, Mr. Carlino's annual base salary is reviewed annually and established by the Committee as described on page 105 of this Prospectus. Further, the agreement also provides for the payment of certain life insurance premiums, if any, on Mr. Carlino's behalf and provides Mr. Carlino with a company car. However, Mr. Carlino did not request Penn to incur these expenses in 2012. With respect to termination of employment with "good reason," Mr. Carlino's agreement includes any circumstance where he is no longer a member and Chairman of the board of directors of Penn unless such event is the result of voluntary resignation, refusal to stand for re-election, removal from the board of directors of Penn due to certain criminal convictions, a determination of unsuitability by a regulatory body having jurisdiction over Penn or a judicial determination of unsound mind. The severance period in Mr. Carlino's agreement for purposes of calculating severance benefits is the greater of the period remaining under the then current term of the employment agreement and three years.

  Timothy J. Wilmott

        In 2008, Penn entered into an employment agreement with Timothy J. Wilmott, its President and Chief Operating Officer, with an initial term expiring on July 3, 2013. Pursuant to the terms of his employment agreement, Mr. Wilmott's annual base salary is reviewed annually and established by the Committee as described on page 105 of this Prospectus. Penn is also obligated to maintain a term life insurance policy with a face value of three times his annual base salary on which Mr. Wilmott is entitled to name the beneficiaries. The severance period in Mr. Wilmott's agreement for purposes of calculating severance benefits is the greater of the period remaining under the then current term of the employment agreement and two years. With respect to termination of employment by the executive with "good reason," Mr. Wilmott's agreement includes a provision for the failure of the board of directors of Penn to appoint Mr. Wilmott as the Chief Executive Officer of Penn after three years. This would permit Mr. Wilmott to voluntarily terminate the agreement and still be entitled to the applicable severance payments. This initial three year period expired on December 31, 2011. Penn has announced that it expects Mr. Wilmott to serve as Chief Executive Officer of Penn following the completion of the Spin-Off.

  William J. Clifford

        In 2008, Penn entered into an employment agreement with William J. Clifford, Senior Vice President, Finance and Chief Financial Officer, with an initial term expiring on June 10, 2011. The Committee approved the renewal of Mr. Clifford's employment agreement on April 22, 2011 for an additional three-year term expiring on June 10, 2014. Mr. Clifford's annual base salary is reviewed annually and established by the Committee as described on page 105 of this Prospectus. The severance period in Mr. Clifford's agreement for purposes of calculating severance benefits is the greater of the period remaining under the then current term of the employment agreement and two years.

  Jordan B. Savitch

        In 2008, Penn entered into an employment agreement with Jordan B. Savitch, Senior Vice President and General Counsel, with an initial term expiring on June 10, 2011. The Committee approved the renewal of Mr. Savitch's employment agreement on April 22, 2011 for an additional three-year term expiring on June 10, 2014. Mr. Savitch's annual base salary is reviewed annually and established by the Committee as described on page 105 of this Prospectus. The severance period in Mr. Savitch's agreement for purposes of calculating severance benefits is the greater of the period remaining under the then current term of the employment agreement and eighteen months.

  Steven T. Snyder

        In 2005, Penn entered into a three-year employment agreement with Steven T. Snyder, Senior Vice President of Corporate Development, with a provision for automatic renewal periods of three years each unless terminated within 60 days of an expiring term. The current renewal term will expire on June 10, 2014. Mr. Snyder's annual base salary is reviewed annually and established by the Committee as described on page 105 of this Prospectus. The severance period in Mr. Snyder's agreement for purposes of calculating severance benefits is the greater of the period remaining under the then current term of the employment agreement and twenty-four months.

  Definitions

        For purposes of the potential termination and change in control payments described in this Prospectus, the terms set forth below have the meanings ascribed to them:

        Change in Control.    A change in control is defined as the occurrence of one or more of the following events:

  •
  a person, entity or group becomes the beneficial owner of shares representing 50% or more of (a) Penn's outstanding shares or (b) the combined voting power of the then outstanding voting securities of Penn entitled to vote in the election of directors, except when such beneficial ownership is due to an acquisition directly from or by Penn or a Penn employee benefit plan or pursuant to a consolidation, merger or share exchange reorganization between Penn and another entity described below; or

  •
  the shareholders of Penn approve any plan or proposal for the complete liquidation or dissolution of Penn; or

  •
  Penn consummates a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Penn or the acquisition of assets of another entity, unless, following such transaction, (a) all or substantially all of the beneficial owners immediately prior to such transaction still beneficially own more than 50% of Penn's outstanding shares; (b) no person beneficially owns 20% or more of Penn's outstanding shares who did not own such amount prior to the transaction; and (c) at least a majority of the directors are continuing directors; or

  •
  any time continuing directors do not constitute a majority of the board of directors of Penn.

        In lieu of the foregoing, Mr. Snyder's agreement contains the following definition for a change in control: the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Penn; (ii) the election of two (2) or more persons to the board of directors of Penn who do not constitute continuing directors; or (iii) the ownership or acquisition by any person or group of the power, directly or indirectly, to vote or direct the voting of securities having more than forty percent (40%) of the ordinary voting power for the election of directors of Penn.

        Good Reason.    An executive officer has "good reason" if (a) such officer is assigned to duties inconsistent with his position or authority, (b) such officer's compensation is reduced or there is a substantial reduction in benefits taken as a whole, (c) such officer's travel requirements are materially increased or (d) such officer's employment agreement is materially breached by Penn. In addition to the foregoing, with respect to Mr. Carlino's and Mr. Wilmott's employment agreements, the term "good reason" also includes the circumstances described on pages 121 and 122 of this Prospectus with respect to each such agreement.

        Cause.    Penn has "cause" if the executive officer (a) is convicted of a felony or any misdemeanor involving allegations of fraud, theft, perjury or conspiracy, (b) is found disqualified or not suitable to hold a casino or other gaming license by a governmental gaming authority in any jurisdiction where such executive is required to be found qualified, suitable or licensed, (c) materially breaches the employment agreement or any material Penn policy or (d) misappropriates corporate funds as determined in good faith by the board of directors of Penn.

GLPI SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date hereof, all of GLPI's outstanding shares of common stock are owned by Penn or one of its wholly-owned subsidiaries. After the distribution, Penn and its subsidiaries will no longer own any shares of GLPI common stock. The following table presents information relating to the expected beneficial ownership of shares of GLPI common stock, assuming completion of the Spin-Off as if it occurred on [    •    ], 2013, by (i) each individual or entity expected to own beneficially more than 5% of the outstanding shares of GLPI common stock, assuming that there are [    •    ] shares of common stock of Penn outstanding immediately prior to the Spin-Off and the distribution ratio of GLPI common stock for every share of Penn common stock and every 1/1,000th of a share of Penn Series C preferred stock, is as described above in "The Separation—The Number of Shares You Will Receive in the Spin-Off," and also reflecting the Compliance Exchanges as described below in "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino," (ii) each director and director nominee of GLPI, (iii) the Chief Executive Officer and the Chief Financial Officer of GLPI and (iv) all of GLPI's executive officers and directors as a group.

GLPI Common Stock
Name and Address of Beneficial Owner	Shares	%
Peter M. Carlino(1)(2)	[•]	[•]
Carlino Family Trust(1)	[•]	[•]
Wesley R. Edens(3)	[•]	[•]
David A. Handler	[•]	[•]
William J. Clifford	[•]	[•]
E. Scott Urdang	[•]	[•]
Joseph W. Marshall, III	[•]	[•]
All executive officers and directors as a group ( [•] persons)	[•]	[•]
Fortress Investment Group LLC	[•]	[•]

*
Less than 1%

Notes to Security Ownership of Principal Shareholders and Management Table

(1)
[    •    ] shares of GLPI's common stock are owned by an irrevocable trust, which the GLPI refers to as the Carlino Family Trust, among Peter D. Carlino, his eight children and the former spouse of one of his children, as settlors, and certain trustees, as to which Peter M. Carlino has sole voting power for the election of directors and certain other matters. [    •    ] of the GLPI's common stock are also owned by the Trust for Gary Gilbert, an irrevocable trust, which was created by one of Peter D. Carlino's children, as settlor, and certain trustees, as to which Peter M. Carlino has sole voting power for the election of directors and certain other matters. Peter D. Carlino, Peter M. Carlino, David E. Carlino, Richard J. Carlino and Harold Cramer have shared investment power and shared voting power with respect to certain matters for both the Carlino Family Trust and the Trust for Gary Gilbert.

(2)
The number of shares in the table includes [    •    ] shares owned by the Carlino Family Trust, [    •    ] shares owned by the Trust for Gary Gilbert, [    •    ] shares owned by the Stephen Carlino Family Trust of which Peter M. Carlino has sole voting power, [    •    ] shares owned by the Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005 of which Peter M. Carlino is the trustee and has sole voting and investment power, [    •    ] shares owned by the 2006 Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006 of which Peter M. Carlino is the trustee and has sole voting and investment power, Trusts under the 2008 Grantor Retained Annuity Trust No. 2 of Peter M. Carlino dtd 11/20/2008: (a) f/b/o Peter W. Carlino ([    •    ] shares), (b) f/b/o Christopher P. Carlino ([    •    ] shares) (c) f/b/o Kelly E. Masano ([    •    ] shares) and (d) f/b/o Kathleen J. Schippers ([    •    ] shares) of which Peter M. Carlino is the trustee and has sole voting and investment power, Trusts under the 2008 GRAT of Marshia W. Carlino dtd 11/20/2008: (a) f/b/o Peter W. Carlino ([    •    ] shares), (b) f/b/o Christopher P. Carlino ([    •    ] shares) (c) f/b/o Kelly E. Masano ([    •    ] shares) and (d) f/b/o Kathleen J. Schippers ([    •    ] shares) of which Peter M. Carlino is the trustee and has sole voting and investment power, [    •    ] shares of restricted stock under which Mr. Carlino has voting rights but his disposition rights are currently restricted, and [    •    ] shares that may be acquired upon the exercise of outstanding options.

(3)
Due to his indirect ownership interest in FIG PNG Holdings LLC through his ownership interest in Fortress Investment Group LLC, Mr. Edens may be deemed to beneficially own [    •    ] shares of common stock beneficially owned by FIG PNG Holdings LLC, for which FIG PNG Holdings LLC, an affiliate of Fortress Investment Group LLC, is the managing member. Mr. Edens disclaims beneficial ownership of all reported shares except to the extent of his pecuniary interest therein.

 DESCRIPTION OF CAPITAL STOCK OF GLPI

General

        The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our charter or bylaws. The summaries are qualified in their entirety by reference to the full text of our charter and bylaws, which you must read for complete information on our capital stock and which are included as Exhibits 3.1 and 3.2, respectively, to this Registration Statement.

Distributions of Securities

        Our authorized capital stock consists of 1,000 shares of common stock, par value $0.01 per share. Following our incorporation, we issued 1,000 shares of common stock to CRC Holdings, Inc., an indirect, wholly-owned subsidiary of Penn. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act because the issuance did not involve any public offering of securities.

        Other than the initial issuance, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act.

Authorized and Issued Capital Stock at Time of Spin-Off

        Immediately prior to the Spin-Off, we will amend our charter so that our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01, and 50,000,000 shares of preferred stock, par value $0.01. After the filing of the amendment, we will issue an additional [    •    ] shares of common stock (based on an estimated [    •    ] shares of Penn common stock, and [    •    ] shares of Penn Series C preferred stock outstanding as of [    •    ], 2013) in order to effect the Spin-Off.

Common Stock

  Shares Outstanding

        Immediately following the Spin-Off, we expect that the number of shares of common stock that we will have issued and outstanding will be approximately [    •    ] million shares of common stock, and we expect that we will have approximately [    •    ] million shares of common stock issued and outstanding following the Purging Distribution. The number of shares outstanding is based on (a) a distribution ratio of one share of GLPI for each share of Penn common stock and each 1/1,000th of a share of Penn Series C preferred stock, (b) the exchange of (i) shares of Penn common stock beneficially owned by Peter M. Carlino for shares of GLPI stock, and (ii) options to acquire Penn common stock beneficially owned by Mr. Carlino for options to acquire GLPI common stock, which will be made to ensure that each member of the Carlino family beneficially owns less than 10% of the outstanding shares of Penn common stock for certain federal tax purposes following the Separation, as described below under "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino," (c) approximately [    •    ] shares of Penn common stock and [    •    ] shares of Penn Series C preferred stock outstanding as of [    •    ], 2013, and (d) the issuance of approximately [    •    ] shares of common stock in connection with the Purging Distribution.

  Dividends

        Subject to prior dividend rights of the holders of any preferred shares and the restrictions of Company's charter on ownership and transfer of the Company's stock, holders of shares of common stock of the Company will be entitled to receive dividends when, and if declared by its board of directors out of funds legally available for that purpose. Commencing with our taxable year beginning on January 1, 2014, consistent with industry standards, we expect to pay distributions in cash in an amount equal to approximately 80% of our Adjusted FFO for each quarterly period but in no event will the annual dividend be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.

  Voting Rights

        Subject to the restrictions of the Company's charter on ownership and transfer of the Company's stock, each share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors, and the holders of common stock possess the exclusive voting power. Holders of shares of common stock will not have cumulative voting rights. In other words, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our board of directors. Directors will be elected by a plurality of the votes cast at the meeting in which directors will be elected. This means that the holders of a majority of the outstanding shares of our common stock will be able to effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

  Other Rights

        In the event of any liquidation, dissolution or winding up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock will be entitled to ratable distribution of the remaining assets available for distribution to shareholders. Holders of shares of GLPI common stock generally will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of GLPI's securities. Subject to the restrictions of the Company's charter on ownership and transfer of the Company's stock, holders of shares of Company's common stock initially will have equal dividend, liquidation and other rights.

  Fully Paid

        The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

  Transfer Agent and Registrar

        The transfer agent and registrar for GLPI common stock is expected to be Continental Stock Transfer & Trust.

  NASDAQ Listing

        The Company intends to list its shares of common stock on NASDAQ and expects that its shares will trade under the ticker symbol "GLPI."

Preferred Stock

        Under our charter, our board of directors may from time to time establish and cause the Company to issue one or more classes or series of preferred stock and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of GLPI or other corporate action. At present, there are currently no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Resale of GLPI Common Stock

        As security holders, you will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by you. In addition, if you are deemed an "affiliate" of GLPI (as defined in Rule 405 of the Securities Act), the securities offered hereby may be deemed "restricted securities" (as defined in Rule 144 under the Securities Act) notwithstanding their registration under this Registration Statement. As a result you will not be able to sell the securities offered hereby absent an effective registration statement covering such sales or an available exemption from registration under the Securities Act.

Restrictions on Ownership and Transfer

        In order for GLPI to qualify to be taxed as a REIT under the Code, shares of its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of GLPI stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, rent from related party tenants (generally, a tenant of a REIT owned, actually or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify to be taxed as a REIT, GLPI must satisfy other requirements as well. See "U.S. Federal Income Tax Considerations—Taxation of GLPI—Requirements for Qualification—General."

        GLPI's charter will contain restrictions on the ownership and transfer of its stock that are intended to assist GLPI in complying with these requirements. The relevant sections of its charter will provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than [    •    ]% of the outstanding shares of GLPI common stock (the "common stock ownership limit") or more than [    •    ]% in value or in number, whichever is more restrictive, of the outstanding shares of all classes or series of GLPI stock (the "aggregate stock ownership limit"). The common stock ownership limit and the aggregate stock ownership limit are collectively referred to as the "ownership limits." The person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of GLPI stock as described below, would beneficially own or constructively own shares of GLPI stock in violation of such limits or restrictions or, if appropriate in the context, a person or entity that would have been the record owner of such shares of GLPI stock is referred to as a "prohibited owner."

        The constructive ownership rules under the Code are complex and may cause stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than [    •    ]% of the outstanding shares of GLPI common stock or less than [    •    ]% in value or in number, whichever is

more restrictive, of the outstanding shares of all classes and series of GLPI stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of GLPI stock) could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of GLPI stock in excess of the ownership limits. In addition, a person that did not acquire more than [    •    ]% of our outstanding stock may become subject to these restrictions if repurchases by us cause such person's holdings to exceed [    •    ]% of our outstanding stock.

        Pursuant to GLPI's charter, GLPI's board of directors may exempt, prospectively or retroactively, a particular shareholder (the "excepted holder") from the ownership limits or establish a different limit on ownership (the "excepted holder limit") if:

  •
  no individual's beneficial or constructive ownership of GLPI stock will result in GLPI being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT; and

  •
  such shareholder does not and represents that it will not own, actually or constructively, an interest in a tenant of GLPI (or a tenant of any entity owned or controlled by GLPI) that would cause GLPI to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or GLPI's board of directors determines that revenue derived from such tenant will not affect GLPI's ability to qualify to be taxed as a REIT).

Certain members of the Carlino family and Fortress will be excepted holders. The holder limits for these members of the Carlino family and Fortress are expected to be [    •    ]% and 9.9%, respectively.

        As a condition of granting the waiver or establishing the excepted holder limit, GLPI's board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and in substance satisfactory to GLPI's board of directors (in its sole discretion) in order to determine or ensure GLPI's status as a REIT and such representations and undertakings from the person requesting the exception as GLPI's board of directors may require (in its sole discretion) to make the determinations above. GLPI's board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit.

        GLPI's board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of GLPI's outstanding stock. A reduced ownership limit will not apply to any person or entity whose percentage ownership of GLPI common stock or GLPI stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person's or entity's percentage ownership of GLPI common stock or GLPI stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of GLPI common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

        GLPI's charter will further prohibit:

  •
  any person from beneficially or constructively owning shares of GLPI stock that would result in GLPI being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause GLPI to fail to qualify to be taxed as a REIT;

  •
  any person from transferring shares of GLPI stock if the transfer would result in shares of GLPI stock being beneficially owned by fewer than 100 persons (determined with reference to the rules of attribution under Section 544 of the Code); and

  •
  any person from constructively owning shares of GLPI stock to the extent that such constructive ownership would cause any of GLPI's income that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the code to fail to qualify as such.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of GLPI stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of GLPI stock described above, or who would have owned shares of GLPI stock transferred to the charitable trust described below, must immediately give notice to GLPI of such event or, in the case of an attempted or proposed transaction, give GLPI at least 15 days' prior written notice and provide GLPI with such other information as it may request in order to determine the effect of such transfer on its status as a REIT. The foregoing restrictions on ownership and transfer of GLPI stock will not apply if GLPI's board of directors determines that it is no longer in GLPI's best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of GLPI stock described above is no longer required in order for GLPI to qualify to be taxed as a REIT.

        If any transfer of shares of GLPI stock or any other event would result in any person violating the ownership limits or any other restriction on ownership and transfer of GLPI shares described above then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the benefit of one or more charitable organizations selected by GLPI, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above would not be effective, for any reason, to prevent violation of the applicable ownership limits or any other restriction on ownership and transfer of GLPI shares described above, then GLPI's charter will provide that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

        Shares of GLPI stock held in the trust will continue to be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of GLPI stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of GLPI stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before GLPI's discovery that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Pennsylvania law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before GLPI's discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if GLPI has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        Shares of GLPI stock transferred to the trustee will be deemed offered for sale to GLPI, or its designee, at a price per share equal to the lesser of (i) the market price of the shares on the day of the event causing the shares to be held in the trust, or (ii) the market price on the date GLPI, or its designee, accepts such offer. GLPI may reduce the amount so payable to the prohibited owner by the amount of any distribution that GLPI made to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and GLPI may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. GLPI will have the right to accept such offer until the trustee has sold the shares of GLPI stock held in the trust as discussed below. Upon a sale to GLPI, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

        If GLPI does not buy the shares, the trustee must, within 20 days of receiving notice from GLPI of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of GLPI stock. After the sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the market price of the shares on the day of the event causing the shares to be held in the trust and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that GLPI paid to the prohibited owner before GLPI discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if prior to the discovery by GLPI that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner will have no rights in the shares held by the trustee.

        In addition, if GLPI's board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of GLPI stock described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any shares of GLPI stock in violation of the restrictions on ownership and transfer of GLPI stock described above, GLPI's board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing GLPI to redeem shares of GLPI stock, refusing to give effect to the transfer of GLPI's books or instituting proceedings to enjoin the transfer or other event.

        Every person or entity who will be a beneficial owner or constructive owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of GLPI stock, within 30 days after the end of each taxable year, must give GLPI written notice stating the shareholder's name and address, the number of shares of each class and series of GLPI stock that the shareholder beneficially or constructively owns and a description of the manner in which the shares are held. Each such owner must provide to GLPI such additional information as GLPI may request in order to determine the effect, if any, of the shareholder's beneficial ownership on GLPI's status as a REIT and to ensure compliance with the applicable ownership limits. In addition, any person or entity that will be a beneficial owner or constructive owner of shares of GLPI stock and any person or entity (including the shareholder of record) who will be holding shares of GLPI stock for a beneficial owner or constructive owner must provide to GLPI such information as GLPI may request in good faith in order to determine GLPI's status as a REIT and to comply with the requirements of any governmental or taxing authority or to determine such compliance and to ensure compliance with the ownership limits.

        Any certificates representing shares of GLPI stock will bear a legend referring to the restrictions on ownership and transfer of GLPI stock described above.

        The restrictions on ownership and transfer of GLPI stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for GLPI common stock or otherwise be in the best interests of GLPI shareholders.

Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate

        In addition to the restrictions set forth above, all of GLPI's outstanding capital stock shall be held subject to applicable gaming laws. Any person owning or controlling at least five percent of any class of GLPI's outstanding capital stock will be required by GLPI's charter to promptly notify GLPI of such person's identity. GLPI's charter will provide that capital stock of GLPI that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person is redeemable by GLPI, out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by the GLPI board of directors. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price with respect to any securities to be redeemed will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid (including if the finding of unsuitability is made by the GLPI board of directors alone), the lesser of (i) the market price on the date of the redemption notice, (ii) the market price on the redemption date or (iii) the actual amount paid by the owner thereof, in each case less a discount in a percentage (up to 100%) to be determined by the GLPI board of directors in its sole and absolute discretion. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as determined by GLPI.

        GLPI's charter will also provide that capital stock of GLPI that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any such unsuitable person or affiliate will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by the unsuitable person or affiliate for the shares or the amount realized from the sale, in each case less a discount in a percentage (up to 100%) to be determined by the GLPI board of directors in its sole and absolute discretion.

        The GLPI charter requires any unsuitable person and any affiliate of an unsuitable person to indemnify GLPI and its affiliated companies for any and all costs, including attorneys' fees, incurred by GLPI and its affiliated companies as a result of the unsuitable person's ownership or control or failure to promptly divest itself of any securities of GLPI when and in the specific manner required by a gaming authority or the GLPI charter.

Pennsylvania State Takeover Statutes

        Section 2538 of Subchapter 25D of the BCL requires certain transactions with an "interested shareholder" to be approved by a majority of disinterested shareholders. "Interested shareholder" is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

        Subchapter 25E of the BCL requires a person or group of persons acting in concert which acquires 20% or more of the voting shares of the corporation to offer to purchase the shares of any other shareholder at "fair value." "Fair value" means the value not less than the highest price paid by the controlling person or group during the 90-day period prior to the control transaction, plus a control premium. Among other exceptions, Subchapter 25E does not apply to shares acquired directly from the corporation in a transaction exempt from the registration requirements of the Securities Act of 1933, or to a one-step merger.

        Subchapter 25F of the BCL generally establishes a 5-year moratorium on a "business combination" with an "interested shareholder." "Interested shareholder" is defined generally to be any beneficial owner of 20% or more of the corporation's voting stock. "Business combination" is defined broadly to include mergers, consolidations, asset sales and certain self-dealing transactions. Certain restrictions apply to business combination following the 5-year period. Among other exceptions, Subchapter 25F will be rendered inapplicable if the board of directors approves the proposed business combination, or approves the interested shareholder's acquisition of 20% of the voting shares, in either case prior to the date on which the shareholder first becomes an interested shareholder.

        Subchapter 25G of the BCL provides that "control shares" lose voting rights unless such rights are restored by the affirmative vote of a majority of (i) the disinterested shares (generally, shares held by persons other than the acquiror, executive officers of the corporation and certain employee stock plans) and (ii) the outstanding voting shares of the corporation. "Control shares" are defined as shares which, upon acquisition, will result in a person or group acquiring for the first time voting control over (a) 20%, (b) 331/3% or (c) 50% or more of the outstanding shares, together with shares acquired within 180 days of attaining the applicable threshold and shares purchased with the intention of attaining such threshold. A corporation may redeem control shares if the acquiring person does not request restoration of voting rights as permitted by Subchapter 25G. Among other exceptions, Subchapter 25G does not apply to a merger, consolidation or a share exchange if the corporation is a party to the transaction agreement.

        Subchapter 25H of the BCL provides that if any person or group publicly discloses that the person or group may acquire control of the corporation, or a person or group acquires, or publicly discloses an offer or intent to acquire, 20% or more of the voting power of the corporation and, in either case, sells shares in the following 18 months, then the profits from such sale must be disgorged to the corporation if the securities that were sold were acquired during the 18-month period or within the preceding 24 months.

        If shareholders approve a control share acquisition under Subchapter 25G, the corporation is also subject to Subchapters 25I and 25J of the BCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

Amendments to GLPI's Charter and Bylaws and Approval of Extraordinary Actions

        Pennsylvania law and our charter generally provide that we can amend our charter, merge, consolidate, sell all or substantially all of our assets, engage in a statutory share exchange or dissolve if the action has first been approved by the board of directors and then by the affirmative vote of shareholders entitled to cast at least the majority of the votes entitled to be cast on the matter. Our charter will also provide that the amendment or repeal of any charter provision concerning the classification of our board or the indemnification or limitation of liability of our directors will require the affirmative vote of at least 75% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Pennsylvania law provides that our shareholders are not entitled by statute to propose amendments to our charter or to call special meetings of shareholders.

        GLPI's board of directors will be authorized to adopt, amend or repeal any provision of GLPI's bylaws without shareholder approval. Except as otherwise required by law, any provision of GLPI's bylaws may only be adopted, amended or repealed by the shareholders (i) upon receiving at least the vote of 75% of the shares entitled to vote thereon or (ii) in the event that the amendment has been proposed by a majority of the board of directors, upon receiving a majority vote of the shares entitled to vote thereon.

Classified Board; Size of Board and Vacancies; Removal of Directors

        Our charter and bylaws will provide that our board of directors will be divided into three classes. Commencing with the first annual meeting of shareholders following the Spin-Off, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.

        Our bylaws will provide that the number of directors on the Company's board of directors will be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the number of directors and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present. A director may be removed by the board of directors only with cause and by the shareholders only with cause and only by the vote of 75% of the shares entitled to vote.

Shareholder Action by Written Consent

        Under the BCL, any action required to be taken or which may be taken at any annual or special meeting of the shareholders may be taken without a meeting if, and only if, prior to the taking of such action, all shareholders entitled to vote thereon consent in writing to such action being taken.

Shareholder Meetings

        Under the BCL, shareholders will be not entitled to call special meetings of shareholders. Only the chairman of the board of directors or a majority of the directors then in office may call such meetings pursuant to our bylaws.

Requirements for Advance Notification of Shareholder Nominations and Proposals

        Our bylaws will establish advance notice procedures with respect to shareholder proposals and recommendations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In particular, shareholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our bylaws. To be timely, the notice must be received at the Company's principal executive office not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. In order to be eligible to present a shareholder proposal or recommend a candidate for nomination for election as a director at a shareholders meeting, a shareholder must have owned beneficially at least 1% of the outstanding GLPI common stock for a continuous period of not less than 12 months. In addition, shareholders will not be permitted to nominate directly candidates for election to the board of directors, but will instead be permitted to recommend potential nominees to the compensation and governance committee.

Effect of Certain Provisions of Pennsylvania Law and of the Charter and Bylaws

        The restrictions on ownership and transfer of GLPI stock will prohibit any person from acquiring more than [    •    ]% of its outstanding common stock (without prior approval of its board of directors). The power of GLPI's board of directors to issue authorized but unissued shares of our common stock and preferred stock without shareholder approval also could have the effect of delaying, deferring or preventing a change in control or other transaction. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        These provisions, along with other provisions of the BCL and GLPI's charter and bylaws discussed above, including provisions relating to the removal of directors and the filling of vacancies, the supermajority vote that will be required to amend certain provisions of GLPI's charter, the advance notice and special meeting provisions, alone or in combination, are designed to protect GLPI's shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with GLPI's board of directors and by providing GLPI's board of directors with more time to assess any acquisition proposal.

Limitation on Liability of Directors and Officers

        Pursuant to the BCL, our charter will eliminate the personal liability for monetary damages of a director to the fullest extent permitted by applicable law.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Certain Shareholders in Connection with the Spin-Off

  Peter M. Carlino

        As of [    •    ], 2013, members of the Carlino family each beneficially owned [    •    ] or fewer shares of Penn common stock (including stock options and restricted shares), which represents beneficial ownership of approximately [    •    ]% or less of Penn's outstanding common stock for the purpose of determining whether GLPI, directly or indirectly, receives any rent from related party tenants under relevant provisions of the Code. See "U.S. Federal Income Tax Considerations—Taxation of GLPI—Requirements for Qualification—General." Penn, GLPI and Mr. Carlino expect to enter into the Carlino Exchange Agreement providing for the Compliance Exchanges, the effect of which will be to reduce the beneficial ownership of Penn of each of the members of the Carlino family immediately following the Separation, for the purpose of determining compliance with the "related party tenant rule," to 9.9% or less of Penn's outstanding common stock, so that GLPI can qualify to be taxed as a REIT for U.S. federal income tax purposes. Absent this re-alignment of ownership interests, GLPI will not be able to qualify as a REIT and the Spin-Off may not occur. The Compliance Exchanges will also result in a corresponding increase in each member of the Carlino family's beneficial ownership of GLPI immediately following the Separation, to approximately [    •    ]% or less of GLPI's outstanding common stock for these purposes.

        The Carlino Exchange Agreement is expected to provide that Mr. Carlino will deliver all of the shares of Penn common stock that he holds (including shares held jointly or through any grantor retained annuity trust, but not including any shares held by the Carlino Family Trust) to Penn on the business day prior to the record date for the Spin-Off in exchange for a number of shares of GLPI common stock having equivalent value, with the value of Penn common stock and GLPI common stock determined for this purpose by applying multiples of 6.8x for Penn (pro forma for the Spin-Off) and 12.5x for GLPI to the projected adjusted EBITDA (defined as net income excluding interest, taxes, stock compensation, depreciation and amortization, and gain or loss on disposal of assets) of Penn and GLPI, respectively, for the calendar year 2013. The Carlino Exchange Agreement is also expected to provide that Mr. Carlino will deliver to Penn, on the second business day following the distribution date for the Spin-Off, the minimum number of options to acquire Penn common stock that must be cancelled so that, immediately following such time, the beneficial ownership of Penn common stock of each of the members of the Carlino family, for the purpose of determining compliance with the "related party tenant rule," will be no greater than 9.9%, and in exchange Mr. Carlino will receive options to acquire GLPI common stock with an equivalent aggregate intrinsic value. The Carlino Exchange Agreement also imposes certain transfer and other restrictions on Mr. Carlino to ensure that GLPI may qualify as a REIT, including a prohibition on any acquisition by Mr. Carlino of shares of Penn common stock that would increase the beneficial ownership of Penn of certain members of the Carlino family (for the purpose of determining whether GLPI, directly or indirectly, receives any rent from related party tenants under relevant provisions of the Code) above 9.9% for so long as Penn is considered a related party tenant of GLPI. Although Mr. Carlino, Penn and GLPI have agreed in principle to effect the Carlino Exchange Agreement as described above, the Carlino Exchange Agreement has not been executed and no assurance can be given that such agreement, or another agreement providing for the Compliance Exchanges, will be executed and delivered.

        Penn and the independent members of Penn's board of directors have engaged Duff & Phelps to serve as an independent financial advisor to Penn's independent directors and to provide an opinion as to the fairness, from a financial point of view, of the contemplated transactions with Peter M. Carlino described above, as well as the contemplated transactions with Fortress described below. On November 15, 2012, the independent members of the board of directors of Penn received a written opinion from Duff & Phelps, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, that the consideration to be received by Mr. Carlino in the Separation (as described above) is fair from a financial point of view to the shareholders of Penn (other than shareholders who are members of the Carlino family or trusts for their benefit and Fortress, and without giving effect to any impact of the Separation on any particular shareholder other than in its capacity as a shareholder), assuming that the Compliance Exchanges consist solely of the Carlino Stock Exchange according to an exchange ratio determined based on the values and multiples described above. Duff & Phelps' opinion was directed to the independent members of the board of directors of Penn and only addressed the fairness from a financial point of view of the consideration to be received by Mr. Carlino in the Separation, and does not address any other aspect or implication of the Separation, except as described in "—Fortress."

  Fortress

        On January 16, 2013, Penn entered into the Exchange Agreement with Fortress. The Exchange Agreement provides Fortress with the right to exchange each share of Penn Series B preferred stock for approximately 1.49 shares of Penn Series C preferred stock, an exchange ratio that treats each 1/1,000th of a share of Penn Series C preferred stock (and therefore each share of Penn common stock into which such fractional share is convertible) as having a value of $67 per share, which is the "ceiling price" at which the shares of Penn Series B preferred stock are redeemable by Penn at maturity in 2015. Pursuant to the Exchange Agreement, any shares of Penn Series B preferred stock not exchanged for shares of Penn Series C preferred stock prior to the second business day before the record date for the Spin-Off shall automatically be exchanged for shares of Penn Series C preferred stock at 12:01a.m. Eastern Time on such date. Subsequently, Penn will have the right to purchase from Fortress, prior to the record date for the Spin-Off, a number of shares of Penn Series C preferred stock, at a price of $67 per 1/1,000th of a share of Penn Series C preferred stock, such that, immediately following the consummation of the Spin-Off, Fortress will own not more than 9.9% of GLPI's common stock.

        The Exchange Agreement also provides that, following the Spin-Off, GLPI and Fortress will enter into an investor rights agreement (the "Investor Rights Agreement"). The Investor Rights Agreement will grant Fortress four demand registrations and unlimited piggyback registration during the term of the Investor Rights Agreement until the earlier of (i) such time as all the GLPI common stock distributed to Fortress in the Spin-Off, and any additional securities issued with respect thereto (the "Registrable Securities"), have been sold and (ii) such time as Fortress beneficially owns less than 2.5% of the GLPI common stock on a fully-diluted basis. GLPI will also agree to use its reasonable efforts to file a short-form registration statement for the registration and sale of the Registrable Securities with the SEC within 60 days of the date GLPI becomes eligible to use a short-form registration statement, and to keep the shelf registration statement continuously effective under the Securities Act for so long as Fortress has registration rights. In addition, the Investor Rights Agreement grants Fortress certain information rights and prohibits GLPI from taking actions to increase Fortress's beneficial ownership of the outstanding shares of GLPI common stock above 9.9%.

        On November 15, 2012, the independent directors of the board of directors of Penn received a written opinion from Duff & Phelps that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the consideration to be received by Fortress in connection with the Spin-Off (as described above) is fair from a financial point of view to the shareholders of Penn (other than shareholders who are members of the Carlino family or trusts for their benefit and Fortress, and without giving effect to any impact of the Spin-Off on any particular shareholder other than in its capacity as a shareholder). Duff & Phelps' opinion was directed to the independent members of the board of directors of Penn and only addressed the fairness from a financial point of view of the consideration to be received by Fortress in connection with the Spin-Off, and does not address any other aspect or implication of the Spin-Off, except as described in "—Peter M. Carlino."

Relationship between GLPI and Penn and their respective Subsidiaries

        In connection with the Spin-Off, Penn and GLPI or their respective subsidiaries, as applicable, will enter into: (i) the Separation and Distribution Agreement, (ii) the Master Lease pursuant to which GLP Capital, L.P., as landlord, will lease to a subsidiary of Penn, as tenant, the assets relating to the business of Penn excluding the TRS Properties, (iii) the Tax Matters Agreement, (iv) the Transition Services Agreement and (v) the Employee Matters Agreement. See "Relationship between GLPI and Penn after the Spin-Off."

Employment Agreements and Arrangements

        We may enter into employment agreements or arrangement with certain of our executive officers. If we elect to do so, we anticipate that they will provide for salary, bonuses and other benefits, including severance benefits upon termination of employment as well as equity awards, among other matters. In the distribution, our executive officers and directors will receive options, shares of restricted stock or PSUs pursuant to the Plan (as defined herein). See "Treatment of Outstanding Compensatory Equity-Based Awards" and "Description of the Long Term Incentive Compensation Plan."

Indemnification of Directors and Officers

        Our charter and bylaws will contain indemnification provisions for the benefit of our directors and executive officers. See Item 34 of Part II. Indemnification of Directors and Officers.

Conflict of Interest Policies

        We expect to adopt a code of business conduct that seeks to identify and mitigate conflicts of interest between our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers, on the one hand, and us on the other hand, effective as of the time of our listing on the NASDAQ, in accordance with applicable rules and regulations of the SEC and the NASDAQ. Once it is adopted, the code of business conduct will be available on our website. Waivers of our code of business conduct will be required to be disclosed in accordance with NASDAQ and SEC requirements. In addition, we expect to adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our shareholders. After the Spin-Off, Peter M. Carlino will serve as Chairman of Penn and the Chairman and Chief Executive Officer of GLPI. In addition, David A. Handler, one of our directors nominees, will continue to serve as a director at Penn. Each of GLPI and Penn expects to adopt governance guidelines prior to the Spin-Off that will require Peter M. Carlino and David A. Handler to report any matter that may create, or may create the appearance of, a conflict of interest to the lead independent director for evaluation and appropriate resolution. Each board may, in the future, also form committees of independent directors to discuss and act upon matters involving both GLPI and Penn. No other person will be a director, executive officer or other employee of both GLPI and Penn.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES AND TRANSACTIONS

        The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our shareholders. We cannot assure that our investments objectives will be attained.

Investment Policies

  Investments in Real Estate or Interests in Real Estate

        We will conduct all of our investment activities through GLP Capital, L.P., a subsidiary through which we will own substantially all of our assets, and its subsidiaries. Our investment objectives will be to increase cash flow, provide quarterly cash distributions, maximize the value of our properties, acquire properties with cash flow growth potential and achieve long-term capital appreciation for our shareholders through increases in the value of our company. Our business will be focused primarily on gaming and leisure sector properties and activities directly related thereto. We have not established a specific policy regarding the relative priority of our investment objectives. We expect to pursue our investment objectives primarily through the ownership of the properties and other acquired properties and assets. We will initially lease all of our properties (except for the TRS Properties, which we will manage) to a subsidiary of Penn pursuant to a triple-net lease under which the tenant will be responsible for all facility maintenance, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor) and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. For a discussion of our properties and our business and other strategic objectives, see "Business and Properties of GLPI."

        We intend to have a geographically diverse gaming and leisure sector real estate portfolio in the United States. We anticipate that future investment and development activity will be focused primarily in the United States, but will not be limited to any geographic area, property type or business sector. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as REIT for U.S. federal income tax purposes.

        We do not have a specific policy as to the amount or percentage of our assets that will be invested in any specific property, but anticipate that our real estate investments will continue to be diversified among a relatively large number of facilities. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. Following the Spin-Off, our portfolio will consist of 21 gaming and related facilities (including two properties under development in Dayton, OH and Mahoning Valley, OH) encompassing approximately 3,220 acres of land leased and owned and, 6.6 million square feet of building space. We expect initially to grow our portfolio through the acquisition of gaming and leisure facilities. As we acquire additional properties and expand our portfolio, we expect to further diversify by geography, asset class and tenant within and outside of the gaming and leisure sector.

        We expect to pursue our investment objectives through the direct ownership of properties, but may also make investments in other entities, including joint ventures, if we determine that doing so would be our most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to make investments that would cause us to meet the definition of an "investment company" under the Investment Company Act of 1940, as amended, or the "1940 Act."

        From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe that these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

  Purchase, Sale and Development of Properties

        Our policy will be to acquire properties primarily for cash flow growth potential and long-term value. Although we do not currently intend to sell any properties, we will sell certain properties where our board of directors or management determines such properties do not fit our strategic objectives or where such action would be in our best interest. From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

        Our business will include the rights to acquire and/or develop (but not operate) certain development properties, including certain development opportunities that will be transferred to us by Penn pursuant to the Separation and Distribution Agreement.

  Investments in Real Estate Mortgages

        Our policy will be to make investments in and outside of the gaming and leisure sector real estate properties. We do not presently intend to invest in mortgages or other real estate interests. However, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

  Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

        Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (including partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies. If we were to acquire investment securities, we would limit the total amount of such securities so that we would not, as a result of such investments, meet the definition of an "investment company" under the 1940 Act.

Financing Policies

        We expect to employ leverage in our capital structure in amounts that we determine appropriate from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or nonrecourse debt and cross-collateralized debt). We expect, however, to be subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness, including our senior credit facilities and senior notes. We may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. If these limits are relaxed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our shareholders.

        To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may, without shareholder approval, borrow money under our credit facility, issue debt or equity securities, including securities senior to our common stock, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume indebtedness, obtain mortgage financing on a portion of our owned properties, engage in a joint venture, or employ a combination of these methods.

Investment and Other Policies

        We may, but do not presently intend to, make investments other than as previously described. We may offer shares of our common stock, preferred stock, options, other equity securities senior to our common stock, or debt securities in exchange for cash or property and to repurchase or otherwise reacquire shares of our common stock or other equity or debt securities in exchange for cash or property. Similarly, we may offer units of limited partnership in GLP Capital L.P., which are redeemable for cash or property. Following our incorporation and in connection with our initial capitalization, we issued 1,000 shares of our common stock to CRC Holdings, Inc., a wholly-owned subsidiary of Penn for an aggregate purchase price of $10. CRC Holdings, Inc. will not hold these shares following the Spin-Off. We expect to issue an additional [    •    ] shares of common stock (based on an estimated [    •    ] shares of Penn common stock, and [    •    ] shares of Penn Series C preferred stock outstanding as of [    •    ], 2013) in order to effect the Separation and the Purging Distribution. Other than the initial issuance and the issuance in connection with the Spin-Off, we have not issued common stock or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify to be taxed as a REIT, unless, because of circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests to qualify to be taxed as a REIT. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our shareholders.

Conflict of Interest Policies

        We expect to adopt a code of business conduct that seeks to identify and mitigate conflicts of interest between our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers, on the one hand, and us on the other hand, effective as of the time of our listing on the NASDAQ, in accordance with applicable rules and regulations of the SEC and the NASDAQ. Once it is adopted, the code of business conduct will be available on our website. Waivers of our code of business conduct will be required to be disclosed in accordance with NASDAQ and SEC requirements.

        In addition, we expect to adopt corporate governance guidelines to assist our board of directors in the exercise of its responsibilities and to serve our interests and those of our shareholders. Further, GLPI expects to adopt governance guidelines prior to the Spin-Off that will require Peter M. Carlino and David A. Handler to report any matter that may create, or may create the appearance of, a conflict of interest to the lead independent director for evaluation and appropriate resolution. See "Relationship between GLPI and Penn after the Spin-Off—Overlapping Directors."

        Our board of directors is subject to certain provisions of Pennsylvania law, which are also designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of shareholders.

        Pursuant to Pennsylvania law, each director and officer is obligated to offer to us any business opportunity (with certain limited exceptions) that comes to him or her in his or her capacity as one of our directors and officers and that is within the scope of our activities and is of present or potential advantage to us.

Transactions with Interested Directors or Officers

        Pursuant to the Pennsylvania law, a contract or other transaction between us and a director or an officer, or between us and any other corporation or other entity in which any of our directors or officers is a director or officer or has a material financial interest is not void or voidable solely on the grounds of such common interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, provided that:

  •
  the material facts as to the relationship or interest and the contract or transaction are disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

  •
  the material facts as to the relationship or interest and the contract or transaction are disclosed or known to shareholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified in good faith by a majority of the votes cast by the shareholders entitled to vote; or

  •
  the transaction or contract is fair to us as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

        We will adopt a policy which requires that all contracts and transactions between us, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although our board of directors will have no obligation to do so.

Lending Policies

        We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold, or we may consider making loans to, or guaranteeing the debt of, joint ventures in which we participate or may participate in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. We do not currently intend to engage in any significant lending activities. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act. However, our board of directors may adopt a lending policy without notice to or the vote of our shareholders.

 Reporting Policies

        Following the Spin-Off, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. Such filings will be publicly available to our shareholders.

 U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section under the heading "U.S. Federal Income Tax Considerations," references to "GLPI," "we," "our" and "us" generally mean only GLPI and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to "tenants" are to persons who are treated as lessees of real property for purposes of the REIT requirements including, in general, persons who are referred to as "customers" elsewhere in this Prospectus. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position to the contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in our common stock, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

  •
  banks, insurance companies, regulated investment companies, or other financial institutions;

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  dealers or brokers in securities or currencies;

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  partnerships, other pass-through entities and trusts, including REITs;

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  persons who hold our stock on behalf of other persons as nominees;

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  persons who receive our stock as compensation;

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  persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

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  persons who are subject to alternative minimum tax;

        and, except to the extent discussed below:

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  tax-exempt organizations; and

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  foreign investors.

        This summary assumes that investors will hold their common stock as a capital asset, which generally means property held for investment.

        The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our common stock will depend on the shareholder's particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

 Taxation of GLPI

        We intend to elect to be taxed as a REIT under Sections 856 through 859 of the Code commencing with our taxable year beginning on January 1, 2014, upon the filing of our U.S. federal income tax return for such period. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

        The firms of Wachtell, Lipton, Rosen & Katz and KPMG LLP have acted as our Special Tax Advisors in connection with our formation and election to be taxed as a REIT. In connection with this transaction, we expect to receive opinions of Special Tax Advisors to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year beginning on January 1, 2014. It must be emphasized that the opinions of Special Tax Advisors are based on various assumptions relating to our organization and operation, and are conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Special Tax Advisors or by us that we will qualify to be taxed as a REIT for any particular year. The opinions are expressed as of the date issued. Special Tax Advisors will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of advisors are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

        Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Special Tax Advisors. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

        Penn has received a private letter ruling from the IRS with respect to certain issues relevant to our qualification as a REIT. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) certain of the assets to be held by us after the Spin-Off and (2) certain amounts received by us pursuant to the Master Lease will not adversely affect our qualification as a REIT. Although we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

  Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that we qualify and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from an investment in a C corporation. A "C corporation" is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to our shareholders.

        Beginning in 2013, most U.S. shareholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. Commencing in 2013, the highest marginal non-corporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See "—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions."

        Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize. See "—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions."

        If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

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  We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions" and "—Foreclosure Property" below.

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  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

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  If we fail to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

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  If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

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  If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's shareholders, as described below in "—Requirements for Qualification—General."

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  A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm's-length terms.

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  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

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  The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.

        In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

  Requirements for Qualification—General

        The Code defines a REIT as a corporation, trust or association:

  1.
  that is managed by one or more trustees or directors;

  2.
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  3.
  that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

  4.
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  5.
  the beneficial ownership of which is held by 100 or more persons;

  6.
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

  7.
  that meets other tests described below, including with respect to the nature of its income and assets.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT (which, in our case, will be 2014). Our charter will provide restrictions regarding the ownership and transfers of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirements described in condition (6) above, we will be treated as having met this requirement.

        To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our stock and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

  Effect of Subsidiary Entities

  Ownership of Partnership Interests

        If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership's assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership's assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

        If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take otherwise corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below.

  Disregarded Subsidiaries

        If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as a either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirements the REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "—Asset Tests" and "—Income Tests."

  Taxable REIT Subsidiaries

        In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our shareholders.

        We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

        The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We intend that all of our transactions with our TRS, if any, will be conducted on an arm's-length basis.

  Income Tests

        In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," discharge of indebtedness and certain hedging transactions, generally must be derived from "rents from real property," gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

  Rents from Real Property

        Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

  •
  The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed-percentage or percentages of receipts or sales;

  •
  Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a "controlled TRS" is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled TRS" is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

  •
  Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property;" and

  •
  We generally are not permitted to operate or manage our properties or to furnish or render services to our tenants, subject to a 1% de minimis exception and except as further provided below. We are permitted, however, to perform directly certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue, or a TRS that is wholly or partially owned by us, to provide both customary and non-customary property management or services to our tenants without causing the rent that we receive from those tenants to fail to qualify as "rents from real property." Any amounts that we receive from a TRS with respect to the TRS's provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

        A significant portion of the value of our properties is attributable to barge-based facilities—i.e., barges that serve as foundations upon which buildings are constructed to serve as gaming or related facilities, as well as barges that serve ancillary purposes such as access platforms or shear barges to protect a facility from floating debris. In addition, under the Master Lease, Penn (or a subsidiary of Penn) will pay GLP Capital, L.P. an amount consisting of both (1) a fixed annual base amount, subject to the escalator, as described above, and certain other adjustments and (2) an amount based on net revenues from the applicable leased facility. We expect that our barge-based facilities will be treated as real property for purposes of the REIT gross income tests, and we expect that the rent payments received pursuant to the Master Lease will be treated a rents from real property for purposes of the REIT gross income tests. Penn has received a private letter ruling from the IRS with respect to certain issues relevant to GLPI's qualification as a REIT. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) certain of the assets to be held by GLPI after the Spin-Off (e.g., the barge-based facilities) and (2) certain amounts received by GLPI pursuant to the Master Lease (e.g., Percentage Rent) will not adversely affect our qualification as a REIT. Although we may generally rely upon the ruling, no assurance can be given that the IRS will not challenge our qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

  Interest Income

        Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  Dividend Income

        We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

  Fee Income

        Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

  Hedging Transactions

        Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry "real estate assets" (as described below under "—Asset Tests"), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Certain items of income or gain attributable to hedges of foreign currency fluctuations with respect to income that satisfies the REIT gross income requirements may also be excluded from the 95% and 75% gross income tests. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

  Failure to Satisfy the Gross Income Tests

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

  Asset Tests

        At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

        Second, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets.

        Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

        Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.

        Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as "securities" for purposes of the 10% asset test, as explained below).

        Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute "straight debt," which term generally excludes, among other things, securities having contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "—Income Tests." In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.

        A significant portion of the value of our properties is attributable to barge-based facilities, as described above. We expect that our barge-based facilities will be treated as real property for purposes of the REIT asset tests, and Penn has received a private letter ruling from the IRS, subject to the terms and conditions contained therein, generally to that effect. If, however, any barge-based facilities not covered by the IRS ruling are subsequently determined not to constitute real property for purposes of the REIT asset tests, we could fail to satisfy such tests.

        No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

        However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

        In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

        Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

  Annual Distribution Requirements

        In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

  (i)
  the sum of

  (a)
  90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and

  (b)
  90% of our after tax net income, if any, from foreclosure property (as described below); minus

  (ii)
  the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

        We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our shareholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in our organizational documents.

        To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

        To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our shareholders of any distributions that are actually made. See "—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions."

        If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

        We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) in order to meet the distribution requirements, while preserving our cash.

        If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

        For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

  Earnings and Profits Distribution Requirement

        In connection with the Separation, Penn will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Separation between Penn and GLPI in a manner that, in its best judgment, is in accordance with provisions of the Code. A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute all such earnings and profits. Our failure to comply with this rule would require that we pay a "deficiency dividend" to our shareholders and interest to the IRS to distribute any remaining earnings and profits. Our failure to make this deficiency dividend distribution would result in our loss of REIT status. See "—Failure to Qualify."

        In order to comply with this requirement, we will pay the Purging Distribution by declaring a dividend to our shareholders to distribute any accumulated earnings and profits attributable to any pre-REIT years, including any earnings and profits allocated to us in connection with the Separation. We will pay the Purging Distribution in a combination of cash and our stock, which we anticipate will consist of approximately 28% cash and 72% stock. Each GLPI shareholder will be permitted to elect to receive the shareholder's entire entitlement under the Purging Distribution in either cash or GLPI common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 40% of the Purging Distribution. If GLPI shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of money corresponding to the shareholder's respective entitlement under the Purging Distribution declaration. Penn has received a private letter ruling from the IRS with respect to certain issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend that will first reduce our accumulated earnings and profits (as determined for U.S. federal income tax purposes) attributable to pre-REIT years in satisfaction of the REIT annual distribution requirement and (2) the amount of any of our stock received by any of our shareholders as part of the Purging Distribution will be considered to equal the amount of cash that could have been received instead. In the Purging Distribution, a shareholder of our common stock will be required to report dividend income as a result of the Purging Distribution even though we distributed no cash or only nominal amounts of cash to such shareholder. See "—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions."

  Prohibited Transactions

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

  Like-Kind Exchanges

        We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transactions.

  Derivatives and Hedging Transactions

        We may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into hedging transactions that are not described in the preceding clauses (i) or (ii), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

  Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property , (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

  Penalty Tax

        Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

  Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in "—Income Tests" and "—Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to shareholders would be taxable as regular corporate dividends. Such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributes may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

 Taxation of Shareholders

  Taxation of Taxable U.S. Shareholders

        The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. shareholders. A "U.S. shareholder" is any holder of our common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

        If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

  Distributions

        So long as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal income tax rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

  •
  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution);

  •
  dividends received by the REIT from TRSs or other taxable C corporations; or

  •
  income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

        We will pay the Purging Distribution in a combination of cash and our stock, which we expect will consist of approximately 28% cash and 72% stock. Each GLPI shareholder will be permitted to elect to receive the shareholder's entire entitlement under the Purging Distribution in either cash or GLPI common stock, subject to the Cash Limitation. The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares), although it is currently expected to comprise approximately 28% of the Purging Distribution. If GLPI shareholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing shareholder will receive a pro rata amount of cash corresponding to the shareholder's respective entitlement under the Purging Distribution declaration. Penn has received a private letter ruling from the IRS with respect to certain issues relevant to the payment of the Purging Distribution in a combination of cash and our stock. In general, the ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend that will first reduce our accumulated earnings and profits (as determined for U.S. federal income tax purposes) attributable to pre-REIT years in satisfaction of the REIT annual distribution requirement and (2) the amount of any of our stock received by any of our shareholders as part of the Purging Distribution will be considered to equal the amount of cash that could have been received instead. In the Purging Distribution, taxable U.S. holders of our common stock will be required to report dividend income as a result of the Purging Distribution even though we distributed no cash or only nominal amounts of cash to such shareholder.

        Distributions that we designate as capital gain dividends will generally be taxed to our U.S. shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See "Taxation of GLPI—Annual Distribution Requirements." Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates, and 35% in the case of U.S. shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the shareholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder's shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See "Taxation of GLPI—Annual Distribution Requirements." Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

  Dispositions of Our Stock

        If a U.S. shareholder sells or disposes of shares of our stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the shareholder's adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the shareholder as long-term capital gain.

        If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

  Passive Activity Losses and Investment Interest Limitations

        Distributions that we make and gains arising from the sale or exchange by a U.S. shareholder of our stock will not be treated as passive activity income. As a result, shareholder will not be able to apply any "passive losses" against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

  Taxation of Non-U.S. Shareholders

        The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. shareholders. A "non-U.S. shareholder" is any holder of our common stock other than a partnership or U.S. shareholder.

  Ordinary Dividends

        The portion of dividends received by non-U.S. shareholders that (i) is payable out of our earnings and profits (including the Purging Distributions), (ii) is not attributable to capital gains that we recognize and (iii) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

        In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. shareholder's investment in our stock is, or is treated as, effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S.

income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. shareholder that is a corporation.

  Non-Dividend Distributions

        Unless our stock constitutes a U.S. real property interest ("USRPI"), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (i) the shareholder's proportionate share of our earnings and profits, plus (ii) the shareholder's basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder's share of our earnings and profits.

  Capital Gain Dividends

        Under FIRPTA, a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USPRI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under "—Ordinary Dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.

        A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see—Ordinary Dividends"), if (i) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the recipient non-U.S. shareholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be "regularly traded" on an established securities exchange.

  Dispositions of Our Stock

        Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

        Even if the foregoing 50% test is met, however, our stock will not constitute a USRPI if we are a "domestically controlled qualified investment entity." A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. shareholders at all times during a specified testing period. As described above, our charter contains restrictions designed to protect our status as a "domestically controlled qualified investment entity," and we believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled qualified investment entity.

        In the event that we are not a domestically controlled qualified investment entity, but our stock is "regularly traded," as defined by applicable Treasury regulations, on an established securities market, a non-U.S. shareholder's sale of our common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. shareholder held 5% or less of our outstanding common stock at any time during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to "regularly traded" stock described above), a non-U.S. shareholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. shareholder (a) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

        Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

  Taxation of Tax-Exempt Shareholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income ("UBTI"). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt shareholder has not held our stock as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder) and (ii) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt shareholder.

        Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (i) we are required to "look through" one or more of our pension trust shareholders in order to satisfy the REIT "closely-held" test and (ii) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

        Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

 Other Tax Considerations

  Legislative or Other Actions Affecting REITs

        The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

  Medicare 3.8% Tax on Investment Income

        For taxable years beginning after December 31, 2012, certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

  Foreign Account Tax Compliance Act

        Legislation enacted in 2010 and existing guidance issued thereunder will require, after December 31, 2013, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the

Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to shareholders in respect of any amounts withheld. Non-U.S. shareholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

  State, Local and Foreign Taxes

        We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

 DESCRIPTION OF THE LONG TERM INCENTIVE COMPENSATION PLAN

        The following summary of the key features of the 2013 Long Term Incentive Compensation Plan (the "Plan") is qualified in its entirety by the Plan, which GLPI expects to adopt substantially in the form included as Exhibit 10.5 to the Registration Statement.

General

        The Plan will permit the Company to issue stock options (incentive and/or non-qualified), SARs, restricted stock, PSUs and other equity and cash awards to employees of the Company and its subsidiaries, including officers. Non-employee directors and consultants will be eligible to receive all such awards, other than incentive stock options. At [    •    ], 2013, the Company had approximately [    •    ] individuals eligible to anticipate in the Plan.

        The Company is not able to determine the specific benefits under the Plan that will be granted to executive officers in the future, as the compensation and governance committee or its delegate (the "Committee") will have the discretion to determine the amount and timing of awards under the Plan, subject to the restrictions imposed by the Plan and described below.

Administration of the Plan

        The Plan will be administered by the Committee with regard to awards made to participants. The Committee will have the authority and the discretion under the Plan to grant awards to such participants and to determine the terms, timing, number, amount and form of such awards. The Committee will also have the authority and the discretion to delegate its authority under the Plan to the Chairman of the board or his/her designee. Awards to non-employee directors under the Plan will be administered by the board or the Committee.

        Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or SARs or cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an exercise price that is less than the exercise price of the original stock options or SARs without shareholder approval.

Number of Shares Available for Issuance

        The aggregate number of shares of common stock available for issuance under the Plan will be [    •    ] (the "Award Limit"). Any awards that will be not settled in shares of common stock shall not count against this limit.

        In addition, the number of stock options, SARs, restricted stock and PSUs granted to any individual in any calendar year may not, in each case, represent more than [    •    ] shares. The Committee shall adjust the Award Limit and the individual [    •    ] share limit (subject to compliance with Section 162(m) of the Code) if it determines that a dividend, recapitalization, stock split, merger, consolidation or other similar corporate transaction or event equitably requires an adjustment.

Amount of Cash Awards Available for Issuance

        The amount of cash awards granted to any individual in any calendar year may not, in each case, represent more than [    •    ].

 Types of Awards

        The Plan will provide for the issuance of stock options, SARs, restricted stock, PSUs and other equity-based or cash awards. The Plan will govern awards that convert from existing Penn awards in connection with the Spin-Off, as well as other award grants made following the Spin-Off pursuant to the Plan. Notwithstanding the foregoing, the terms that govern Penn awards that will convert into GLPI awards in connection with the Spin-Off will govern such awards to the extent inconsistent with the terms described below.

        Rights to awards may be contingent on the recipient's continued employment or service. In addition, the Committee may establish performance goals in connection with the grant of awards under the Plan. In the case of awards intended to qualify for the performance-based compensation exception of Section 162(m) of the Code, the performance goals will be based on one or more of the following performance criteria: free cash flow, adjusted free cash flow, EBITDA, adjusted EBITDA, sales, revenue, revenue growth, income, operating income, net income, net earnings, earnings per share, return on total capital, return on equity, cash flow, funds from operations, operating profit, margin rate, gross margins, debt leverage (debt to capital), market capitalization, total enterprise value (market capitalization plus debt), total shareholder return and stock price, which may be applied to the Company as a whole or a business unit or related company, and may be measured either annually or cumulatively over a period of years on an absolute basis or relative to a pre-established target, to a previous year's results or to a designated comparison group (the "Performance Goals"). The outcome must be substantially uncertain at the time the Committee establishes the Performance Goals.

  Stock Options

        The Plan will provide for two types of stock options—incentive stock options and non-qualified stock options. The differences between incentive stock options and non-qualified stock options will relate primarily to their tax treatment under the Code (see "—U.S. Tax Consequences," below). A stock option will give the holder the right to receive a designated number of shares of the Company's common stock during the period that the option will be vested upon payment of the exercise price for the stock options, subject to the terms and conditions of the Plan and the specific award. Exercisability of a stock option may be contingent on the recipient's continued employment or service for a specified period and/or attainment of one or more performance goals. The exercise price of an option may not be less than the fair market value of the Company's common stock on the date of grant of the option. Further, in the case of incentive stock options granted to 10% shareholders, the exercise price must be at least 110% of the fair market value of the Company's common stock on the date of grant. Stock options must expire no later than the tenth anniversary of the date of grant, except for incentive stock options granted to 10% shareholders, in which case expiration may be no later than the fifth anniversary of the date of grant. A holder may generally pay the exercise price for a stock option in cash, shares of previously owned common stock, pursuant to a cashless exercise program (if available), or through a reduction of shares of common stock issued upon exercise of a stock option or any combination of the foregoing.

  SARs

        A SAR will entitle the holder to a payment (in cash or shares of the Company's common stock) equal to the excess of the fair market value of the number of shares of the Company's common stock underlying the SAR as of the date the SAR will be exercised over the base amount of the SAR established in the specific award. A SAR will be subject to the terms and conditions of the Plan and the specific award. Exercisability of a SAR may be contingent on the recipient's continued employment or service for a specified period and/or attainment of one or more performance goals. The base amount of a SAR may not be less than the fair market value of the number of shares of common stock underlying the SAR as of the date the SAR is granted. The term of a SAR may not exceed ten years.

  Restricted Stock

        A restricted stock award will be an award of shares of the Company's common stock, subject to the restrictions, terms and conditions of the specific award and the terms of the Plan, including the conditions on which the award will no longer be subject to forfeiture, if any. Restricted stock will be forfeited to the Company if the eligibility requirements set for the award, which may include the recipient's continued employment or service for a specified period and/or attainment of one or more performance goals, are not maintained during the period prior to the restrictions lapsing. The recipient of a restricted stock award generally will have the right to vote the shares and receive dividends, subject to the applicable award restrictions.

  PSUs

        A PSU will represent the right to receive one share of the Company's common stock in the future, or an amount of cash in the future equal to the value of one share of the Company's common stock on the payment date, subject to the terms and conditions of the specific award and the terms of the Plan, including the conditions on which the award will vest and no longer be subject to forfeiture. PSUs will be forfeited if the vesting requirements set for the award, which may include the recipient's continued employment or service for a specified period and/or attainment of one or more performance goals, will be not met.

  Other Awards

        The board or the Committee, as applicable, may grant other awards that will be based on or linked to the value of the Company's common stock or will be denominated as a cash amount. Other Awards may but will not be required to be subject to the performance goals described above and in the Plan. Any award granted under the Plan may be granted dividend rights, in the Committee's discretion, upon such terms and conditions as the Committee may determine.

Fair Market Value

        For the purposes of the Plan, fair market value will be equal to the closing sales price of a share of the Company's common stock on the trading day immediately preceding the date of grant.

Adjustments for Changes in Capitalization

        If the Committee determines that a dividend, recapitalization, stock split, merger, consolidation, or other similar corporate transaction or event equitably requires an adjustment, then the Committee will adjust, as appropriate, any or all of:

  •
  the number and kind of shares of common stock (or other securities or property) with respect to which awards may be granted or awarded;

  •
  the number and kind of shares of common stock (or other securities or property) subject to outstanding awards; and

  •
  the grant, purchase, base amount or exercise price with respect to any outstanding option or SAR.

Termination of Employment or Service

        Awards made under the Plan which have not vested, for which the applicable restrictions have not lapsed or which otherwise have not become exercisable, will generally be forfeited if the holder ceases to be an employee of the Company or its subsidiaries or if a participant's service terminates for any reason other than death or disability. The board or the Committee (as applicable) may, in its sole discretion, accelerate the vesting or exercisability of the holder's awards that are unvested or not exercisable at the time of the holder's termination of employment or service.

Change in Control

        All outstanding awards will become fully vested and/or exercisable upon a "change in control." If an award is subject to performance-based vesting, performance will be deemed to have been achieved at the target level or, if greater, the actual level of achievement as of the date of the Change in Control, annualized for the entire performance period, if appropriate. A change in control will be generally defined as the occurrence of one or more of the following events following the Spin-Off:

  •
  a person, entity or group becomes the beneficial owner of shares representing 50% or more of (a) the Company's outstanding shares or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote in the election of directors, except when such beneficial ownership is due to an acquisition directly from or by the Company, by a Company employee benefit plan or any acquisition following which (1) all or substantially all of the beneficial owners immediately prior to such transaction still beneficially own more than 50% of the Company's outstanding shares; (2) no person beneficially owns 20% or more of the Company's outstanding shares who did not own such amount prior to the transaction; and (3) at least a majority of the directors are continuing directors; or

  •
  the shareholders of the Company approve any plan or proposal for the complete liquidation or dissolution of the Company; or

  •
  the Company consummates a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity, unless, following such transaction, (a) all or substantially all of the beneficial owners immediately prior to such transaction still beneficially own more than 50% of the Company's outstanding shares; (b) no person beneficially owns 20% or more of the Company's outstanding shares who did not own such amount prior to the transaction; and (c) at least a majority of the directors are continuing directors; or

  •
  any time continuing directors do not constitute a majority of the board.

        For purposes of the Plan, continuing directors will be individuals who are members of the board on the effective date of the Plan or who are nominated for election or elected to the board with the affirmative vote of at least two-thirds of the directors then comprising the board who are continuing directors immediately prior to such nomination or election.

        For purposes of awards that will be subject to Section 409A of the Code, each of the foregoing events will be deemed to be a change in control as long as each such event qualifies as a "change in control event" under Section 409A of the Code at the time of such event's occurrence.

        In general, stock options, SARs and restricted stock will not be subject to Section 409A of the Code, and PSUs may be subject to Section 409A of the Code (although the Company intends that all such awards will be designed to avoid Section 409A of the Code's adverse tax consequences; see "—U.S. Tax Consequences" below).

Duration

        The Plan will continue in effect until [    •    ], unless terminated earlier by the board of directors.

Amendment and Termination

        The Plan may be terminated by the board at any time without shareholder approval. The board may amend the Plan (and the awards issued thereunder), but may not:

  •
  without prior approval of the shareholders, take any action that requires shareholder approval pursuant to any tax, regulatory or stock exchange requirements, including increasing the maximum number of shares of common stock that may be issued under the Plan (other than pursuant to an equitable adjustment); or

  •
  amend the Plan in a way that adversely affects any rights of an outstanding award holder without prior approval of the holder of such award, except in accordance with the Plan or applicable award.

Additional REIT Restrictions

        The Plan will provide that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of GLPI stock contained in GLPI's charter or would impair GLPI's status as a REIT.

U.S. Tax Consequences

        The following brief description, which is based on existing law, sets forth certain of the federal income tax consequences of the grant of awards under the Plan. State and local tax treatment is subject to individual state and local laws and is not included in this description. This description may differ from the actual tax consequences incurred by any individual recipient of an award. Moreover, existing law is subject to change by new legislation, by new regulations, by administrative pronouncements and by court decisions or by new or clarified interpretations or applications of existing laws, regulations, administrative pronouncements and court decisions. Any such change may affect the federal income tax consequences described below.

  Non-Qualified Stock Options

        A participant who is granted a non-qualified stock option will not recognize taxable income at the time the stock option is granted provided that such option is granted with an exercise price that is equal to or greater than the fair market value of a share of the Company's common stock on the date of grant. In general, an optionee will be subject to tax for the year of exercise on an amount of ordinary income equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price, and the Company will receive a corresponding federal income tax deduction. Income tax withholding requirements apply upon exercise by employees. The optionee's basis in the shares so acquired will be equal to the option exercise price plus the amount of ordinary income upon which he or she is taxed. Upon subsequent disposition of the shares, the optionee will recognize capital gain or loss, long-term or short-term, depending upon the length of time the shares are held after the stock option is exercised.

  Incentive Stock Options

        An employee who is granted an incentive stock option is not taxed at the time the option is granted. The tax consequences upon exercise and later disposition generally depend upon whether the optionee was an employee of the Company or a subsidiary at all times from the date of grant until three months preceding exercise (one year in the case of disability) and on whether the optionee holds the shares for more than one year after exercise and two years after the date of grant of the stock option.

        If the optionee satisfies both the employment rule and the holding rule, for regular tax purposes the optionee will not recognize income upon exercise of the stock option and the Company will not be allowed an income tax deduction with respect to the option at any time. The difference between the option exercise price and the amount realized upon disposition of the shares by the optionee will constitute a long-term capital gain or a long-term capital loss, as the case may be.

        If the optionee meets the employment rule but fails to observe the holding rule (a "disqualifying disposition"), the optionee generally recognizes as ordinary income, in the year of the disqualifying disposition, the excess of the fair market value of the shares at the date of exercise over the option exercise price. Any excess of the sales price over the fair market value at the date of exercise will be recognized by the optionee as capital gain (long-term or short-term depending on the length of time the stock was held after the stock option was exercised). If the sale price is less than the fair market value on the date of exercise, then the ordinary income recognized by the optionee is generally limited to the excess of the sales price over the option exercise price. In both situations, the tax deduction allowable to the Company is limited to the ordinary income recognized by the optionee. Under current IRS guidelines, the Company is not required to withhold any federal income tax in the event of a disqualifying disposition.

        Different consequences may apply for an optionee subject to the alternative minimum tax.

  SARs

        A participant will not recognize taxable income upon the award of a SAR provided that the base amount of the SAR is equal to or greater than the fair market value of a share of the Company's common stock on the date the award is granted. Upon the exercise of SARs, any cash received and the fair market value on the exercise date of any shares of common stock received will constitute ordinary income to the participant and will be subject to income tax withholding requirements in the case of employees. The Company will be entitled to a deduction in the amount of such income at the time of exercise.

  Restricted Stock

        A participant who is awarded restricted stock generally will not recognize taxable income at the time the award is granted. Instead, a restricted shareholder will recognize ordinary taxable income when the stock is no longer subject to a substantial risk of forfeiture (generally, when the award vests) in an amount equal to the fair market value of the shares on that date and the Company will receive a corresponding Federal income tax deduction at that time. The amount recognized by the restricted shareholder is subject to income tax withholding requirements in the case of employees and the Company may satisfy such requirements by withholding a portion of the shares or by withholding cash from other compensation payable to the restricted shareholder. Upon disposition of the shares, the restricted shareholder will recognize capital gain or loss, long-term or short-term, depending on the length of time the shares are held, in an amount equal to the difference between the amount realized on the disposition and the restricted shareholder's basis in the shares (generally, the fair market value of the shares on the date the award vests).

        Alternatively, a restricted shareholder may file with the IRS a "Section 83(b) election" no later than thirty (30) days after the date of grant, as a result of which the restricted shareholder will recognize taxable ordinary income as of the grant date, generally in an amount equal to the fair market value of the stock at that time, less any amount paid for the stock. Upon subsequent disposition of the shares, the restricted shareholder will recognize capital gain or loss, long-term or short-term, equal to the difference between the sale price of the stock and the restricted shareholder's basis in the shares (usually the amount recognized as ordinary income at the time of grant), depending on the length of time the shares are held after the date of grant.

  PSUs

        A participant who is awarded PSUs generally will not recognize taxable income at the time the PSUs are granted. Instead, the grantee will recognize ordinary taxable income in an amount equal to the value of the cash or shares received in payment of the award, which amount will be subject to income tax withholding in the case of employees. The Company will receive a corresponding Federal income tax deduction at that time. If the grantee receives shares of Company stock in respect of the award, the grantee will recognize capital gain or loss, long-term or short-term, depending on the length of time the shares are held, at the time the shares are sold. The amount of the capital gain or loss will be equal to the difference between the amount realized on the sale of the shares and the grantee's basis in the shares (generally, the fair market value of the shares on the date the grantee received them).

  Impact of Section 409A

        Section 409A of the Code applies to non-qualified deferred compensation. Generally speaking, "non-qualified deferred compensation" is compensation earned in one taxable year, the payment of which is deferred to a later taxable year, and an amount is "vested" on the date that the individual's right to receive the amount is no longer conditioned on his or her performance of substantial future services or upon the occurrence of an event (such as a change in control) or the achievement of performance goals that are substantially related to the purpose of the compensation.

        Options, SARs, restricted stock, PSUs and other awards available under the Plan are designed to be exempt from the requirements of Section 409A or to satisfy its requirements. An award that is subject to Section 409A and fails to satisfy its requirements could subject the holder of the award to immediate taxation, an interest penalty and an additional 20% tax on the amount underlying the award.

  Deductibility of Executive Compensation

        Section 162(m) of the Code disallows a tax deduction to publicly held companies for compensation paid to the Chief Executive Officer and the three most highly compensated executive officers other than the Chief Executive Officer (currently excluding the Company's Chief Financial Officer), to the extent that total compensation exceeds $1 million per covered officer in any taxable year. The limitation applies only to compensation which is not considered to be qualified performance-based compensation for purposes of Section 162(m) of the Code. Compensation deemed paid by the Company in connection with disqualifying dispositions of incentive stock option shares or exercises of non-qualified stock options and SARs granted under the Plan generally can qualify as performance-based compensation for purposes of Section 162(m) of the Code if awards are granted by a committee of "outside directors" as defined under Section 162(m) of the Code, the Plan states the maximum number of shares with respect to which options or SARs may be granted during a specified period to any employee, the awards are granted with an exercise price at or above the fair market value of the Company's common stock on the date of grant and the Plan is approved by the shareholders. Compensation paid by the Company in connection with restricted stock, PSUs and other cash and equity based awards may be taken into account for purposes of the $1 million limitation for covered employees unless the individual award complies with Section 162(m) of the Code's performance-based exemption. In order to satisfy Section 162(m)'s performance-based exemption, payment of these awards must be contingent on the satisfaction of objective performance goals established and certified by a committee comprised solely of two or more outside directors (such as the Committee).

 USE OF PROCEEDS

        We will not receive any proceeds from the distribution of our common stock in the Spin-Off. Any proceeds received by us from the exercise of the stock options covered by the Plan will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

        Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off, as described in "Certain Relationships and Related Party Transactions—Agreements with Certain Shareholders in Connection with the Spin-Off—Peter M. Carlino."

        No consideration otherwise will be paid for the shares of common stock distributed in the Spin-Off.

LEGAL MATTERS

        The validity of the shares of our common stock issued in the Spin-Off will be passed upon by Pepper Hamilton LLP. Certain tax matters will be passed upon by Wachtell, Lipton, Rosen & Katz.

EXPERTS

        The combined balance sheets of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as of December 31, 2012 and 2011, and the related combined statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, the schedule of the real estate assets to be acquired by GLPI as of December 31, 2012 and the consolidated balance sheet of GLPI as of March 31, 2013, have each been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-11 with the SEC with respect to the shares of our common stock being registered hereunder. This Prospectus, which is a part of such Registration Statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement. You should refer to the Registration Statement, including its exhibits and schedules, for further information about us and our common stock. Statements contained in this Prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

        After the Spin-Off, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The Registration Statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC's website at www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

Report of Independent Registered Public Accounting Firm

Board of Directors
Penn National Gaming, Inc. and subsidiaries

        We have audited the accompanying combined balance sheets of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. as of December 31, 2012 and 2011, and the related combined statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. at December 31, 2012 and 2011, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP Philadelphia, Pennsylvania May 13, 2013

Combined Balance Sheets of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands)

	December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$14,562	$17,146
Receivables, net of allowance for doubtful accounts of $36 and $44 at December 31, 2012 and December 31, 2011, respectively	444	1,653
Prepaid expenses and other current assets	1,706	2,010
Deferred income taxes	2,070	1,910

Total current assets	18,782	22,719

Property and equipment, net	118,954	128,091
Other assets
Receivable from Penn National Gaming, Inc.	43,318	25,300
Goodwill	75,521	75,521
Other intangible assets	9,577	9,577
Other assets	134	134

Total other assets	128,550	110,532

Total assets	$266,286	$261,342

Liabilities and stockholder's equity
Current liabilities
Accounts payable and accrued expenses	$6,038	$6,754
Accrued salaries and wages	3,507	3,901
Income taxes	11,538	21,700
Other current liabilities	1,245	1,521

Total current liabilities	22,328	33,876

Long-term liabilities
Deferred income taxes	7,628	7,555

Total long-term liabilities	7,628	7,555

Stockholder's Equity
Additional paid-in capital	71,356	77,856
Retained earnings	164,974	142,055

Total stockholders' equity	236,330	219,911

Total liabilities and stockholders' equity	$266,286	$261,342

See accompanying notes to the combined financial statements.

Combined Statements of Operations of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands)

Year ended December 31,	2012	2011	2010
Revenues
Gaming	$202,581	$223,302	$138,480
Food, beverage and other	15,635	16,396	11,893

Revenues	218,216	239,698	150,373
Less promotional allowances	(7,573)	(7,814)	(7,175)

Net revenues	210,643	231,884	143,198

Operating expenses
Gaming	113,111	124,971	65,672
Food, beverage and other	13,114	13,664	9,617
General and administrative	26,660	26,168	25,969
Depreciation	14,090	14,568	10,809

Total operating expenses	166,975	179,371	112,067

Income from operations	43,668	52,513	31,131

Other income (expenses)
Interest expense on debt obligation to Penn National Gaming, Inc.	—	—	(583)
Interest income	2	4	9
Management fee	(6,320)	(6,958)	(4,300)

Total other expenses	(6,318)	(6,954)	(4,874)

Income from operations before income taxes	37,350	45,559	26,257
Taxes on income	14,431	18,875	10,927

Net income	$22,919	$26,684	$15,330

See accompanying notes to the combined financial statements.

Combined Statements of Changes in Stockholders' Equity of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.
(in thousands)

	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	$38,816	$100,041	$138,857
Cash contribution from parent	61,201	—	61,201
Net income	—	15,330	15,330

Balance, December 31, 2010	100,017	115,371	215,388
Cash distribution to parent	(22,161)	—	(22,161)
Net income	—	26,684	26,684

Balance, December 31, 2011	77,856	142,055	219,911
Cash distribution to parent	(6,500)	—	(6,500)
Net income	—	22,919	22,919

Balance, December 31, 2012	$71,356	$164,974	$236,330

See accompanying notes to the combined financial statements.

Combined Statements of Cash Flows of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands)

Year ended December 31,	2012	2011	2010
Operating activities
Net income	$22,919	$26,684	$15,330
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,090	14,568	10,809
(Gain) loss on sale of fixed assets	(143)	(75)	93
Deferred income taxes	(87)	(6,515)	9,647
Decrease (increase):
Accounts receivable	1,209	(442)	(1,069)
Prepaid expenses and other current assets	304	(806)	135
Other assets	—	(2)	(20)
(Decrease) increase:
Accounts payable and accrued expenses	(716)	(468)	2,494
Accrued interest on debt obligation to Penn National Gaming, Inc.	—	(4)	(108)
Accrued salaries and wages	(394)	313	1,682
Income taxes	(10,162)	23,396	(10,440)
Other current liabilities	(276)	191	530

Net cash provided by operating activities	26,744	56,840	29,083

Investing activities
Expenditures for property and equipment, net of reimbursements	(5,190)	(8,288)	(59,056)
Proceeds from sale of property and equipment	380	117	69

Net cash used in investing activities	(4,810)	(8,171)	(58,987)

Financing activities
Net advances (to)/from parent	(18,018)	(27,375)	1,415
Cash contributions (to)/from parent	(6,500)	(22,161)	61,201
Principal payments on debt obligation to Penn National Gaming, Inc.	—	(900)	(20,750)

Net cash (used in) provided by financing activities	(24,518)	(50,436)	41,866

Net (decrease) increase in cash and cash equivalents	(2,584)	(1,767)	11,962
Cash and cash equivalents at beginning of year	17,146	18,913	6,951

Cash and cash equivalents at end of year	$14,562	$17,146	$18,913

See accompanying notes to the combined financial statements.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

Note 1—Business and Basis of Presentation

        Louisiana Casino Cruises, Inc. ("Hollywood Casino Baton Rouge") and Penn Cecil Maryland, Inc. ("Hollywood Casino Perryville"), which operate Hollywood Casino Baton Rouge and Hollywood Casino Perryville, are currently wholly-owned subsidiaries of Penn National Gaming, Inc. ("Penn"), a publicly held Pennsylvania corporation. On November 15, 2012, Penn announced that it was pursuing plans to separate the majority of its operating assets and real property assets into two separate publicly traded companies: an operating entity and, through a tax-free spin-off of its real estate assets to holders of its common stock (the "Spin-Off"), a newly formed publicly traded real estate investment trust ("REIT"), Gaming and Leisure Properties, Inc. ("GLPI") which is a newly formed company and currently owned by Penn. Following the Spin-Off, GLPI will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as all of the interests in Hollywood Casino Baton Rouge and Hollywood Casino Perryville (which are together referred to in these notes as Company).

        Hollywood Casino Baton Rouge was acquired by Penn in April 2001 as part of its acquisition of CRC Holdings, Inc. The facility is a dockside riverboat gaming facility which at December 31, 2012 featured approximately 28,000 square feet of gaming space with 960 gaming machines and 18 table games. The facility also includes a dockside building featuring a variety of amenities, including a steakhouse, a buffet and deli and various entertainment options.

        Hollywood Casino Perryville was opened by Penn on September 27, 2010. At December 31, 2012, the facility offered approximately 34,000 square feet of gaming space with 1,500 slot machines. In November 2012, voters in the state of Maryland approved a referendum authorizing the ability to add table games to Maryland's five existing and planned casinos. Hollywood Casino Perryville opened 12 table games and an 8-table poker room on March 5, 2013 and in January 2013, the facility removed approximately 350 slot machines as a result of additional competition in the marketplace which has resulted in a reduction to business volumes.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Note 2—Summary of Significant Accounting Policies

  Cash and Cash Equivalents

        The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

  Concentration of Credit Risk

        Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. At times, the Company has bank deposits that exceed federally insured limits.

        Accounts are written off when management determines that an account is uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is determined to reduce the Company's receivables to their carrying value, which approximates fair value.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

The allowance is estimated based on historical collection experience, specific review of individual customer accounts, and current economic and business conditions.

  Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

        Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

  Goodwill and Other Intangible Assets

        At December 31, 2012, the Company had $75.5 million in goodwill and $9.6 million in other intangible assets within its combined balance sheet, resulting from the Company's acquisition of Hollywood Casino Baton Rouge and payments for Hollywood Casino Perryville's gaming license.

        Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the Hollywood Casino Baton Rouge reporting unit to its carrying amount. If the carrying amount exceeds its fair value in step 1 of the impairment test, then step 2 of the impairment test is performed to determine the implied value of goodwill. If the implied value of goodwill is less than the goodwill allocated, an impairment loss is recognized.

        In accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 350, "Intangibles—Goodwill and Other," the Company considers its Hollywood Casino Perryville gaming license as an indefinite-life intangible asset that does not require amortization based on the Company's future expectations to operate this casino indefinitely as well as the gaming

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

industry's historical experience in renewing these intangible assets at minimal cost with various state gaming and racing commissions. Rather, the Company's gaming license is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount. If the carrying amount of the indefinite-life intangible asset exceeds its fair value, an impairment loss is recognized.

  Income Taxes

        The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        The realizability of the deferred tax assets is evaluated by assessing the valuation allowance and by adjusting the amount of the allowance, if any, as necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income.

        ASC 740 also creates a single model to address uncertainty in tax positions, and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any uncertain tax positions in 2012, 2011 or 2010, respectively.

        The Company is required under ASC 740 to disclose its accounting policy for classifying interest and penalties, the amount of interest and penalties charged to expense each period, as well as the cumulative amounts recorded in the combined balance sheets. If and when they occur, the Company will classify any income tax-related penalties and interest accrued related to unrecognized tax benefits in taxes on income within the combined statements of operations.

  Revenue Recognition and Promotional Allowances

        The following table discloses the components of gaming revenue within the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010:

Year ended December 31,	2012	2011	2010
	(in thousands)
Video lottery, net of cash incentives	$189,808	$210,349	$126,312
Table game	11,891	12,333	12,168
Poker	882	620	—

Total gaming revenue	$202,581	$223,302	$138,480

        Revenues are recognized net of certain sales incentives in accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives. The Company records cash incentives as a reduction of gaming revenue.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        Video lottery gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for "ticket-in, ticket-out" coupons in the customers' possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increases.

        Table game gaming revenue is the aggregate of table drop adjusted for the change in aggregate table chip inventory. Table drop is the total dollar amount of the currency, coins, chips, tokens, outstanding counter checks (markers), front money that are removed from the live gaming tables.

        Food and beverage revenue is recognized as services are performed.

        Revenues are recognized net of certain sales incentives in accordance with ASC 605-50, "Revenue Recognition—Customer Payments and Incentives." The Company records certain sales incentives and points earned in point-loyalty programs as a reduction of revenue.

        The retail value of food and beverage and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The amounts included in promotional allowances for the years ended December 31, 2012, 2011 and 2010 are as follows:

Year ended December 31,	2012	2011	2010
	(in thousands)
Food and beverage	$6,807	$6,971	$6,268
Other	766	843	907

Total promotional allowances	$7,573	$7,814	$7,175

        The estimated cost of providing such complimentary services, which is primarily included in food, beverage, and other expense, for the years ended December 31, 2012, 2011 and 2010 are as follows:

Year ended December 31,	2012	2011	2010
	(in thousands)
Food and beverage	$3,319	$3,202	$2,296
Other	385	409	465

Total cost of complimentary services	$3,704	$3,611	$2,761

  Gaming and Admission Taxes

        The Company is subject to gaming and admission taxes based on gross gaming revenues in the jurisdictions in which it operates. The Company primarily recognizes gaming tax expense based on the statutorily required percentage of revenue that is required to be paid to state and local jurisdictions in the states were or in which wagering occurs. At Hollywood Casino Baton Rouge, the gaming admission tax is based on graduated tax rates. The Company records gaming and admission taxes at the Company's estimated effective gaming tax rate for the year, considering estimated taxable gaming revenue and the applicable rates. Such estimates are adjusted each interim period. If gaming tax rate change during the year, such changes are applied prospectively in the determination of gaming tax expense in future interim periods. For the years ended December 31, 2012, 2011 and 2010, these

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

expenses, which are recorded within gaming expense in the combined statements of operations, totaled $94.9 million, $105.4 million and $48.7 million, respectively.

  Certain Risks and Uncertainties

        The Company's operations are dependent on its continued licensing by state gaming commissions. The loss of a license, in any jurisdiction in which the Company operates, could have a material adverse effect on future results of operations.

        The Company is dependent on the local market in which its casinos operate for a significant number of its patrons and revenues. If economic conditions in this area deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected.

        The Company is dependent on the economy of the U.S. in general, and any deterioration in the national economic, energy, credit and capital markets could have a material adverse effect on future results of operations.

        The Company is dependent upon a stable gaming tax structure in the locations that it operates in. Any change in the tax structure could have a material adverse effect on future results of operations.

Note 3—Property and Equipment

        Property and equipment, net, consists of the following:

December 31,	2012	2011
	(in thousands)
Land and improvements	$28,193	$36,153
Building and improvements	109,248	110,023
Furniture, fixtures, and equipment	76,088	62,749
Construction in progress	87	644

Total property and equipment	213,616	209,569
Less accumulated depreciation	(94,662)	(81,478)

Property and equipment, net	$118,954	$128,091

        Depreciation expense for property and equipment totaled $14.1 million, $14.6 million, and $10.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 4—Commitments and Contingencies

  Litigation

        The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions, and other matters arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming, and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 4—Commitments and Contingencies (Continued)

impact the Company's financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

  Operating Lease Commitments

        The Company is liable under numerous operating leases for equipment and other miscellaneous assets, which expire at various dates through 2015. Total rental expense under these agreements was $1.6 million, $1.6 million, and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

        The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at December 31, 2012 are as follows (in thousands):

Year ending December 31,
2013	$13
2014	13
2015	10

Total	$36

Note 5—Income Taxes

        Deferred tax assets and liabilities are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the combined balance sheets. These temporary differences result in taxable or deductible amounts in future years.

        The components of the Company's deferred tax assets and liabilities are as follows:

Year ended December 31,	2012	2011
	(in thousands)
Deferred tax assets:
Accrued expenses	$14,401	$13,956

Net deferred tax assets	14,401	13,956

Deferred tax liabilities:
Property, plant and equipment	(19,383)	(19,601)
Intangibles	(576)	—

Net deferred tax liabilities	(19,959)	(19,601)

Net	$(5,558)	$(5,645)

Reflected on combined balance sheets:
Current deferred tax assets, net	$2,070	$1,910
Noncurrent deferred tax liabilities, net	(7,628)	(7,555)

Net deferred taxes	$(5,558)	$(5,645)

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 5—Income Taxes (Continued)

        The provision for income taxes charged to operations for the years ended December 31, 2012, 2011 and 2010 was as follows:

Year ended December 31,	2012	2011	2010
	(in thousands)
Current tax expense
Federal	$12,215	$21,049	$(1,403)
State	2,303	4,341	2,683

Total current	14,518	25,390	1,280

Deferred tax (benefit) expense
Federal	65	(6,781)	9,982
State	(152)	266	(335)

Total deferred	(87)	(6,515)	9,647

Total provision	$14,431	$18,875	$10,927

        The following table reconciles the statutory federal income tax rate to the actual effective income tax rate for 2012, 2011 and 2010:

Year ended December 31,	2012	2011	2010
Percent of pretax income
Federal taxes	35.0%	35.0%	35.0%
State and local income taxes	3.0%	6.6%	6.3%
Permanent differences	0.1%	0.2%	0.2%
Other miscellaneous items	0.5%	-0.4%	0.1%

	38.6%	41.4%	41.6%

Year ended December 31,	2012	2011	2010
	(in thousands)
Amount based upon pretax income
Federal taxes	$13,073	$15,945	$9,190
State and local income taxes	1,126	3,016	1,643
Permanent differences	30	72	46
Other miscellaneous items	202	(158)	48

	$14,431	$18,875	$10,927

        The Company has historically been included in the consolidated federal income tax return with Penn and Penn's other subsidiaries. However, the Company computes federal and state income taxes on a separate return basis. Taxes due are settled between the Company and Penn. The Company paid no federal income taxes directly to tax authorities and instead settles all intercompany balances with Penn on a continuing basis. These settlements include, among other things, the share of the federal income taxes allocated by Penn to the Company.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

Note 6—Related Party Transactions

  Net Advances and Liabilities to Parent and Related Entities

        The Company had cumulative net advances of $43.3 million and $25.3 million at December 31, 2012 and 2011, respectively. These advances are the result of operating cash flows generated by the Company in excess of intercompany allocations such as the management fee agreement (described below). These funds are used by the Company to fund capital improvements, management fees, insurance programs, other miscellaneous charges and certain income tax amounts reclassified from the current taxes payable. There are no stated repayment terms for these other assets.

        The Company participates in Penn's property, general liability, workers' compensation, and other insurance programs. The Company's estimated share of these costs, which were allocated directly to the Company by Penn, was $2.6 million, $1.9 million, and $3.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

  Management Fee Agreement

        The Company has a corporate overhead assessment agreement with Penn, whereby, Penn provides various management services in consideration of a management fee equal to 3% of net revenues. The Company incurred and paid management fees of $6.3 million, $7.0 million and $4.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Note 7—Supplemental Disclosures of Cash Flow Information

        Hollywood Casino Baton Rouge had an intercompany note from Penn due to Penn's acquisition of the property. In January 2011, Hollywood Casino Baton Rouge fully repaid this obligation to Penn. Interest expense was assessed on this note based on Penn's estimated incremental borrowing costs. All interest expense was incurred and settled through intercompany charges from Penn on a continuing basis.

        The Company pays no federal income taxes directly to tax authorities and instead settles all intercompany balances with Penn on a continuing basis. These settlements include, among other things, the share of the income taxes allocated by Penn to the Company. The amounts paid to Penn for the Company's allocated share of federal income taxes was $13.2 million, $15.1 million and $10.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company also made state income tax payments of $3.2 million, $3.3 million and $1.3 million, for the years ended December 31, 2012, 2011, and 2010 directly to state taxing authorities.

Note 8—Subsequent Events

        Events subsequent to December 31, 2012 were evaluated through the date these financial statements were issued and no additional events were identified requiring further disclosure in these financial statements.

Combined Balance Sheets of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands)

	June 30, 2013	December 31, 2012
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$18,400	$14,562
Receivables, net of allowance for doubtful accounts of $31 and $36 at June 30, 2013 and December 31, 2012, respectively	466	444
Prepaid expenses and other current assets	1,931	1,706
Deferred income taxes	1,766	2,070

Total current assets	22,563	18,782

Property and equipment, net	113,986	118,954
Other assets
Receivable from Penn National Gaming, Inc.	43,695	43,318
Goodwill	75,521	75,521
Other intangible assets	9,577	9,577
Other assets	128	134

Total other assets	128,921	128,550

Total assets	$265,470	$266,286

Liabilities and stockholders' equity
Current liabilities
Accounts payable and accrued expenses	$6,443	$6,038
Accrued salaries and wages	2,521	3,507
Income taxes	3,706	11,538
Other current liabilities	1,606	1,245

Total current liabilities	14,276	22,328

Long-term liabilities
Deferred income taxes	6,951	7,628

Total long-term liabilities	6,951	7,628

Stockholders' equity
Additional paid-in capital	71,356	71,356
Retained earnings	172,887	164,974

Total stockholders' equity	244,243	236,330

Total liabilities and stockholders' equity	$265,470	$266,286

See accompanying notes to the combined financial statements.

Combined Statements of Operations of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues
Gaming	$44,299	$57,885	$85,379	$122,241
Food, beverage and other	3,374	4,494	6,589	9,144

Revenues	47,673	62,379	91,968	131,385
Less promotional allowances	(1,601)	(2,127)	(3,247)	(4,224)

Net revenues	46,072	60,252	88,721	127,161

Operating expenses
Gaming	24,342	32,032	47,481	68,278
Food, beverage and other	2,783	3,501	5,550	7,164
General and administrative	6,230	6,732	12,575	13,667
Depreciation	3,627	3,515	7,215	7,073

Total operating expenses	36,982	45,780	72,821	96,182

Income from operations	9,090	14,472	15,900	30,979

Other income (expenses)
Interest income	1	1	1	2
Management fee	(1,381)	(1,807)	(2,661)	(3,815)

Total other expenses	(1,380)	(1,806)	(2,660)	(3,813)

Income from operations before income taxes	7,710	12,666	13,240	27,166
Taxes on income	3,011	5,048	5,327	10,882

Net income	$4,699	$7,618	$7,913	$16,284

See accompanying notes to the combined financial statements.

Combined Statements of Changes in Stockholders' Equity of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands) (unaudited)

	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2011	$77,856	$142,055	$219,911
Cash contribution to parent	(6,500)	—	(6,500)
Net income	—	16,284	16,284

Balance, June 30, 2012	$71,356	$158,339	$229,695

Balance, December 31, 2012	$71,356	$164,974	$236,330
Net income	—	7,913	7,913

Balance, June 30, 2013	$71,356	$172,887	$244,243

See accompanying notes to the combined financial statements.

Combined Statements of Cash Flows of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(in thousands) (unaudited)

	Six months ended June 30,
	2013	2012
Operating activities
Net income	$7,913	$16,284
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,215	7,073
Gain on sale of fixed assets	(30)	(51)
Deferred income taxes	(373)	(277)
(Increase) decrease:
Accounts receivable	(22)	626
Prepaid expenses and other current assets	(225)	673
Other assets	6	—
Increase (decrease):
Accounts payable and accrued expenses	405	473
Accrued salaries and wages	(986)	(1,016)
Income taxes	(7,832)	(12,513)
Other current liabilities	361	101

Net cash provided by operating activities	6,432	11,373

Investing activities
Expenditures for property and equipment, net of reimbursements	(2,298)	(2,265)
Proceeds from sale of property and equipment	81	51

Net cash used in investing activities	(2,217)	(2,214)

Financing activities
Net advances from parent	(377)	(3,964)
Cash contributions to parent	—	(6,500)

Net cash used in financing activities	(377)	(10,464)

Net increase (decrease) in cash and cash equivalents	3,838	(1,305)
Cash and cash equivalents at beginning of year	14,562	17,146

Cash and cash equivalents at end of year	$18,400	$15,841

See accompanying notes to the combined financial statements.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

(Unaudited)

Note 1—Business and Basis of Presentation

        Louisiana Casino Cruises, Inc. ("Hollywood Casino Baton Rouge") and Penn Cecil Maryland, Inc. ("Hollywood Casino Perryville"), which operate Hollywood Casino Baton Rouge and Hollywood Casino Perryville, are currently wholly-owned subsidiaries of Penn National Gaming, Inc. ("Penn"), a publicly held Pennsylvania corporation. On November 15, 2012, Penn announced that it was pursuing plans to separate the majority of its operating assets and real property assets into two separate publicly traded companies: an operating entity and, through a tax-free spin-off of its real estate assets to holders of its common stock (the "Spin-Off"), a newly formed publicly traded real estate investment trust ("REIT"), Gaming and Leisure Properties, Inc. ("GLPI") which is a newly formed company and currently owned by Penn. Following the Spin-Off, GLPI will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as all of the interests in Hollywood Casino Baton Rouge and Hollywood Casino Perryville (which are together referred to in these notes as Company).

        Hollywood Casino Baton Rouge was acquired by Penn in April 2001 as part of its acquisition of CRC Holdings, Inc. The facility is a dockside riverboat gaming facility which at June 30, 2013 featured approximately 28,000 square feet of gaming space with 963 gaming machines and 18 table games. The facility also includes a dockside building featuring a variety of amenities, including a steakhouse, a buffet and deli and various entertainment options.

        Hollywood Casino Perryville was opened by Penn on September 27, 2010. At June 30, 2013, the facility offered approximately 34,000 square feet of gaming space with 1,158 slot machines. In January 2013, the facility had removed approximately 350 slot machines as a result of additional competition in the marketplace which resulted in a reduction to business volumes. Additionally, in November 2012, voters in the state of Maryland approved a referendum authorizing the ability to add table games to Maryland's five existing and planned casinos. Hollywood Casino Perryville opened 12 table games and an 8-table poker room on March 5, 2013.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Note 2—Summary of Significant Accounting Policies

  Cash and Cash Equivalents

        The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

  Concentration of Credit Risk

        Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. At times, the Company has bank deposits that exceed federally insured limits.

        Accounts are written off when management determines that an account is uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is determined to reduce the Company's receivables to their carrying value, which approximates fair value.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

The allowance is estimated based on historical collection experience, specific review of individual customer accounts, and current economic and business conditions.

  Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

        Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

  Goodwill and Other Intangible Assets

        At June 30, 2013, the Company had $75.5 million in goodwill and $9.6 million in other intangible assets within its combined balance sheet, resulting from the Company's acquisition of Hollywood Casino Baton Rouge and payments for Hollywood Casino Perryville's gaming license.

        Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the Hollywood Casino Baton Rouge reporting unit to its carrying amount. If the carrying amount exceeds its fair value in step 1 of the impairment test, then step 2 of the impairment test is performed to determine the implied value of goodwill. If the implied value of goodwill is less than the goodwill allocated, an impairment loss is recognized.

        In accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 350, "Intangibles—Goodwill and Other," the Company considers its Hollywood Casino

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

Perryville gaming license as an indefinite-life intangible asset that does not require amortization based on the Company's future expectations to operate this casino indefinitely as well as the gaming industry's historical experience in renewing these intangible assets at minimal cost with various state gaming and racing commissions. Rather, the Company's gaming license is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount. If the carrying amount of the indefinite-life intangible asset exceeds its fair value, an impairment loss is recognized.

  Income Taxes

        The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        The realizability of the deferred tax assets is evaluated by assessing the valuation allowance and by adjusting the amount of the allowance, if any, as necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income.

        ASC 740 also creates a single model to address uncertainty in tax positions, and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any uncertain tax positions at June 30, 2013 or December 31, 2012.

        The Company is required under ASC 740 to disclose its accounting policy for classifying interest and penalties, the amount of interest and penalties charged to expense each period, as well as the cumulative amounts recorded in the combined balance sheets. If and when they occur, the Company will classify any income tax-related penalties and interest accrued related to unrecognized tax benefits in taxes on income within the combined statements of operations.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

  Revenue Recognition and Promotional Allowances

        The following table discloses the components of gaming revenue within the consolidated statements of operations for the three and six months ended June 30, 2013 and 2012:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(in thousands)
Video lottery, net of cash incentives	$37,697	$54,328	$75,049	$114,811
Table game	5,562	3,240	9,010	6,776
Poker	1,040	317	1,320	654

Total gaming revenue	$44,299	$57,885	$85,379	$122,241

        Revenues are recognized net of certain sales incentives in accordance with ASC 605-50, Revenue Recognition—Customer Payments and Incentives. The Company records cash incentives as a reduction of gaming revenue.

        Video lottery gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for "ticket-in, ticket-out" coupons in the customers' possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increases.

        Table game gaming revenue is the aggregate of table drop adjusted for the change in aggregate table chip inventory. Table drop is the total dollar amount of the currency, coins, chips, tokens, outstanding counter checks (markers), front money that are removed from the live gaming tables.

        Food and beverage revenue is recognized as services are performed.

        Revenues are recognized net of certain sales incentives in accordance with ASC 605-50, "Revenue Recognition—Customer Payments and Incentives." The Company records certain sales incentives and points earned in point-loyalty programs as a reduction of revenue.

        The retail value of food and beverage and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The amounts included in promotional allowances for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(in thousands)
Food and beverage	$1,588	$1,939	$3,105	$3,822
Other	13	188	142	402

Total promotional allowances	$1,601	$2,127	$3,247	$4,224

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

        The estimated cost of providing such complimentary services, which is primarily included in food, beverage, and other expense, for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(in thousands)
Food and beverage	$746	$912	$1,459	$1,775
Other	6	87	75	199

Total cost of complimentary services	$752	$999	$1,534	$1,974

  Gaming and Admission Taxes

        The Company is subject to gaming and admission taxes based on gross gaming revenues in the jurisdictions in which it operates. The Company primarily recognizes gaming tax expense based on the statutorily required percentage of revenue that is required to be paid to state and local jurisdictions in the states were or in which wagering occurs. At Hollywood Casino Baton Rouge, the gaming admission tax is based on graduated tax rates. The Company records gaming and admission taxes at the Company's estimated effective gaming tax rate for the year, considering estimated taxable gaming revenue and the applicable rates. Such estimates are adjusted each interim period. If gaming tax rate change during the year, such changes are applied prospectively in the determination of gaming tax expense in future interim periods. For the three and six months ended June 30, 2013, these expenses, which are primarily recorded within gaming expense in the combined statements of operations, totaled $19.6 million and $38.3 million, respectively, as compared to $27.2 million and $58.2 million for the three and six months ended June 30, 2012, respectively.

  Certain Risks and Uncertainties

        The Company's operations are dependent on its continued licensing by state gaming commissions. The loss of a license, in any jurisdiction in which the Company operates, could have a material adverse effect on future results of operations.

        The Company is dependent on the local market in which its casinos operate for a significant number of its patrons and revenues. If economic conditions in this area deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected.

        The Company is dependent on the economy of the U.S. in general, and any deterioration in the national economic, energy, credit and capital markets could have a material adverse effect on future results of operations.

        The Company is dependent upon a stable gaming tax structure in the locations that it operates in. Any change in the tax structure could have a material adverse effect on future results of operations.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 3—Property and Equipment

        Property and equipment, net, consists of the following:

	June 30, 2013	December 31, 2012
	(in thousands)
Land and improvements	$28,156	$28,193
Building and improvements	109,633	109,248
Furniture, fixtures, and equipment	76,623	76,088
Construction in progress	441	87

Total property and equipment	214,853	213,616
Less accumulated depreciation	(100,867)	(94,662)

Property and equipment, net	$113,986	$118,954

        Depreciation expense for property and equipment totaled $3.6 million and $7.2 million for the three and six months ended June 30, 2013, respectively, as compared to $3.5 million and $7.1 million for the three and six months ended June 30, 2012, respectively.

Note 4—Commitments and Contingencies

  Litigation

        The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions, and other matters arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming, and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company's financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

  Operating Lease Commitments

        The Company is liable under numerous operating leases for equipment and other miscellaneous assets, which expire at various dates through 2015. Total rental expense under these agreements was $0.4 million and $0.7 million for the three and six months ended June 30, 2013, respectively, as compared to $0.5 million and $0.9 million for the three and six months ended June 30, 2012, respectively.

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 4—Commitments and Contingencies (Continued)

        The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at June 30, 2013 are as follows (in thousands):

Within one year	$13
1-3 years	17

Total	$30

Note 5—Income Taxes

        Deferred tax assets and liabilities are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the combined balance sheets. These temporary differences result in taxable or deductible amounts in future years.

        The components of the Company's deferred tax assets and liabilities are as follows:

	June 30, 2013	December 31, 2012
	(in thousands)
Deferred tax assets:
Accrued expenses	$13,829	$14,401

Net deferred tax assets	13,829	14,401

Deferred tax liabilities:
Property, plant and equipment	(18,315)	(19,383)
Intangibles	(699)	(576)

Net deferred tax liabilities	(19,014)	(19,959)

Net	$(5,185)	$(5,558)

Reflected on combined balance sheets:
Current deferred tax assets, net	$1,766	$2,070
Noncurrent deferred tax liabilities, net	(6,951)	(7,628)

Net deferred taxes	$(5,185)	$(5,558)

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 5—Income Taxes (Continued)

        The provision for income taxes charged to operations for the three and six months ended June 30, 2013 and 2012 was as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(in thousands)
Current tax expense
Federal	$3,047	$4,687	$4,849	$8,928
State	464	1,062	851	2,224

Total current	3,511	5,749	5,700	11,152

Deferred tax (benefit) expense
Federal	(553)	(581)	(633)	(179)
State	53	(120)	260	(91)

Total deferred	(500)	(701)	(373)	(270)

Total provision	$3,011	$5,048	$5,327	$10,882

        The following table reconciles the statutory federal income tax rate to the actual effective income tax rate for the three and six months ended June 30, 2013 and 2012:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Percent of pretax income
Federal taxes	35.0%	35.0%	35.0%	35.0%
State and local income taxes	4.4%	4.8%	5.4%	5.1%
Permanent differences	-0.1%	0.1%	0.1%	0.1%
Other miscellaneous items	-0.3%	-0.1%	-0.3%	-0.1%

	39.0%	39.8%	40.2%	40.1%

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	(in thousands)
Amount based upon pretax income
Federal taxes	$2,699	$4,432	$4,634	$9,508
State and local income taxes	336	612	722	1,386
Permanent differences	(3)	17	9	16
Other miscellaneous items	(21)	(13)	(38)	(28)

	$3,011	$5,048	$5,327	$10,882

        The Company has historically been included in the consolidated federal income tax return with Penn and Penn's other subsidiaries. However, the Company computes federal and state income taxes

Notes to Combined Financial Statements of
Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. (Continued)

(Unaudited)

Note 5—Income Taxes (Continued)

on a separate return basis. Taxes due are settled between the Company and Penn. The Company paid no federal income taxes directly to tax authorities and instead settles all intercompany balances with Penn on a continuing basis. These settlements include, among other things, the share of the federal income taxes allocated by Penn to the Company.

Note 6—Related Party Transactions

  Net Advances and Liabilities to Parent and Related Entities

        The Company had cumulative net advances of $43.7 million and $43.3 million at June 30, 2013 and December 31, 2012, respectively. These advances are the result of operating cash flows generated by the Company in excess of intercompany allocations such as the management fee agreement (described below). These funds are used by the Company to fund capital improvements, management fees, insurance programs, other miscellaneous charges and certain income tax amounts reclassified from the current taxes payable. There are no stated repayment terms for these other assets.

        The Company participates in Penn's property, general liability, workers' compensation, and other insurance programs. The Company's estimated share of these costs, which were allocated directly to the Company by Penn, was $0.7 million and $1.4 million for the three and six months ended June 30, 2013, respectively, as compared to $0.7 million and $1.3 million for the three and six months ended June 30, 2012, respectively.

  Management Fee Agreement

        The Company has a corporate overhead assessment agreement with Penn, whereby, Penn provides various management services in consideration of a management fee equal to 3% of net revenues. The Company incurred and paid management fees of $1.4 million and $2.7 million for the three and six months ended June 30, 2013, respectively, as compared to $1.8 million and $3.8 million for the three and six months ended June 30, 2012, respectively.

Note 7—Supplemental Disclosures of Cash Flow Information

        The Company pays no federal income taxes directly to tax authorities and instead settles all intercompany balances with Penn on a continuing basis. These settlements include, among other things, the share of the income taxes allocated by Penn to the Company. The amounts paid to Penn for the Company's allocated share of federal income taxes was $4.9 million and $6.7 million for the three and six months ended June 30, 2013, respectively, as compared to $3.3 million and $6.6 million for the three and six months ended June 30, 2012, respectively. The Company made state income tax payments of $0.7 million directly to state taxing authorities for the three and six months ended June 30, 2013, as compared to $2.0 million and $2.2 million for the three and six months ended June 30, 2012, respectively.

Note 8—Subsequent Events

        Events subsequent to June 30, 2013 were evaluated through August 29, 2013 the date these financial statements were available to be issued and no additional events were identified requiring further disclosure in these financial statements.

Report of Independent Registered Public Accounting Firm

Board of Directors
Penn National Gaming, Inc. and subsidiaries

        We have audited the accompanying schedule of real estate assets to be acquired by Gaming and Leisure Properties, Inc. as of December 31, 2012. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedule of real estate assets to be acquired by Gaming and Leisure Properties, Inc. is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule of real estate assets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the schedule. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the schedule referred to above presents fairly, in all material respects, the real estate assets to be acquired by Gaming and Leisure Properties, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP Philadelphia, Pennsylvania May 13, 2013

Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc.

(in thousands)

December 31, 2012
Assets
Land and Buildings, net of accumulated depreciation	$2,008,171

Total Assets	$2,008,171

See accompanying notes to the schedule of real estate assets to be acquired by
Gaming and Leisure Properties, Inc.

Notes to Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc.

Note 1—Business and Basis of Presentation

        Penn National Gaming, Inc. and subsidiaries (collectively, "Penn") is a diversified, multi-jurisdictional owner and manager of gaming and pari-mutuel properties. As of December 31, 2012, Penn owned, managed, or had ownership interests in twenty-nine facilities in the following nineteen jurisdictions: Colorado, Florida, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Mississippi, Missouri, Nevada, New Jersey, New Mexico, Ohio, Pennsylvania, Texas, West Virginia, and Ontario. On November 15, 2012, Penn announced that it was pursuing plans to separate the majority of its operating assets and real property assets into two publicly traded companies including an operating entity and, through a tax-free spin-off of its real estate assets to holders of its common stock (the "Spin-Off"), a newly formed publicly traded real estate investment trust ("REIT"), subject to required gaming regulatory body approvals.

        Gaming and Leisure Properties, Inc., (the "Company" or "GLPI") was incorporated on February 13, 2013 and is currently a wholly-owned subsidiary of Penn that will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the Hollywood Casino Baton Rouge and the Hollywood Casino Perryville, in connection with the Spin-Off discussed above. GLPI's primary business following the Spin-Off will consist of acquiring, financing, and owning real estate property to be leased to gaming operators in "triple net" lease arrangements. Initially, GLPI's sole tenant will be a subsidiary of Penn under a master lease agreement (the "Master Lease"). Following the Spin-Off, GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        The accompanying schedule of real estate assets to be acquired by GLPI reflects certain owned real estate of 19 gaming and related facilities that will be acquired by GLPI from Penn prior to the Spin-Off.

Note 2—Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying schedule of real estate assets to be acquired by GLPI reflects the assets directly attributable to Penn's real estate holdings to be owned by GLPI, with the exception of the operations of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. The schedule of real estate assets to be acquired by GLPI presented herein is combined on the basis of common control. The schedule of real estate assets to be acquired by GLPI is prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The schedule of real estate assets to be acquired by GLPI has been derived from the accounting records of Penn using the historical basis of assets of Penn adjusted as necessary to conform to GAAP. Management believes the assumptions underlying the schedule of real estate assets to be acquired by GLPI are reasonable. However, the schedule of real estate assets to be acquired by GLPI included herein may not necessarily reflect GLPI's financial position in the future or what their financial position would have been had GLPI operated independently of Penn at the date presented.

Notes to Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc. (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

  Land and Buildings

        Land and buildings are stated at historical cost. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

        Depreciation is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of land and buildings, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Note 3—Land and Buildings

        Land and buildings, net, consists of the following (in thousands):

December 31, 2012
Land and improvements	$385,273
Building and improvements	2,026,028

Total land and building improvements	2,411,301
Less accumulated depreciation	(403,130)

Land and buildings, net	$2,008,171

Note 4—Concentration of Credit Risks

        Concentrations of credit risks arise when a number of operators, tenants, or obligors related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. Following the Spin-Off, substantially all of the Company's real estate properties will be leased to Penn, and all of

Notes to Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc. (Continued)

Note 4—Concentration of Credit Risks (Continued)

the Company's rental revenues will be derived from the Master Lease. Penn is a publicly traded company and is subject to the informational filing requirements of the Securities and Exchange Act of 1934, as amended, and is required to file periodic reports on Form 10-K and Form 10-Q with the SEC. As of December 31, 2012, Penn, through its subsidiaries, owned, managed or had ownership interests in twenty-nine facilities spread across nineteen jurisdictions. Penn's net revenues were $2.9 billion for the year ended December 31, 2012. Other than the Company's tenant concentration, management believes the current portfolio is reasonably diversified by geographical location and does not contain any other significant concentration of credit risks. The Company's portfolio of nineteen properties is diversified by location across thirteen jurisdictions.

Note 5—Subsequent Events

        Events subsequent to December 31, 2012 were evaluated through the date this schedule of real estate assets to be acquired by GLPI was issued and no additional events were identified requiring further disclosure in this schedule of real estate assets to be acquired by GLPI.

Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc.

(in thousands)

	June 30, 2013 (unaudited)	December 31, 2012
Assets
Land and Buildings, net of accumulated depreciation	$2,014,008	$2,008,171

Total Assets	$2,014,008	$2,008,171

See accompanying notes to the schedule of real estate assets to be acquired by
Gaming and Leisure Properties, Inc.

Notes to Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc.

Note 1—Business and Basis of Presentation

        Penn National Gaming, Inc. and subsidiaries (collectively, "Penn") is a diversified, multi-jurisdictional owner and manager of gaming and pari-mutuel properties. As of June 30, 2013, Penn owned, managed, or had ownership interests in twenty-nine facilities in the following nineteen jurisdictions: Colorado, Florida, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Mississippi, Missouri, Nevada, New Jersey, New Mexico, Ohio, Pennsylvania, Texas, West Virginia, and Ontario. On November 15, 2012, Penn announced that it was pursuing plans to separate the majority of its operating assets and real property assets into two publicly traded companies including an operating entity and, through a tax-free spin-off of its real estate assets to holders of its common stock (the "Spin-Off"), a newly formed publicly traded real estate investment trust ("REIT"), subject to required gaming regulatory body approvals.

        Gaming and Leisure Properties, Inc., (the "Company" or "GLPI") was incorporated on February 13, 2013 and is currently a wholly-owned subsidiary of Penn that will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the Hollywood Casino Baton Rouge and the Hollywood Casino Perryville, in connection with the Spin-Off discussed above. GLPI's primary business following the Spin-Off will consist of acquiring, financing, and owning real estate property to be leased to gaming operators in "triple net" lease arrangements. Initially, GLPI's sole tenant will be a subsidiary of Penn under a master lease agreement (the "Master Lease"). Following the Spin-Off, GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        The accompanying schedule of real estate assets to be acquired by GLPI reflects certain owned real estate of 21 gaming and related facilities that will be acquired by GLPI from Penn prior to the Spin-Off.

Note 2—Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying schedule of real estate assets to be acquired by GLPI reflects the assets directly attributable to Penn's real estate holdings to be owned by GLPI, with the exception of the operations of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc. The schedule of real estate assets to be acquired by GLPI presented herein is combined on the basis of common control. The schedule of real estate assets to be acquired by GLPI is prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The schedule of real estate assets to be acquired by GLPI has been derived from the accounting records of Penn using the historical basis of assets of Penn adjusted as necessary to conform to GAAP. Management believes the assumptions underlying the schedule of real estate assets to be acquired by GLPI are reasonable. However, the schedule of real estate assets to be acquired by GLPI included herein may not necessarily reflect GLPI's financial position in the future or what their financial position would have been had GLPI operated independently of Penn at the date presented.

Notes to Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc. (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

  Land and Buildings

        Land and buildings are stated at historical cost. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

        Depreciation is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of land and buildings, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Note 3—Land and Buildings

        Land and buildings, net, consists of the following (in thousands):

	June 30, 2013 (unaudited)	December 31, 2012
Land and improvements	$382,828	$385,273
Building and improvements	2,080,370	2,026,028

Total land and building improvements	2,463,198	2,411,301
Less accumulated depreciation	(449,190)	(403,130)

Land and buildings, net	$2,014,008	$2,008,171

Note 4—Concentration of Credit Risks

        Concentrations of credit risks arise when a number of operators, tenants, or obligors related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. Following

Notes to Schedule of Real Estate Assets to be Acquired by
Gaming and Leisure Properties, Inc. (Continued)

Note 4—Concentration of Credit Risks (Continued)

the Spin-Off, substantially all of the Company's real estate properties will be leased to Penn, and all of the Company's rental revenues will be derived from the Master Lease. Penn is a publicly traded company and is subject to the informational filing requirements of the Securities and Exchange Act of 1934, as amended, and is required to file periodic reports on Form 10-K and Form 10-Q with the SEC. As of June 30, 2013, Penn, through its subsidiaries, owned, managed or had ownership interests in twenty-nine facilities spread across nineteen jurisdictions. Penn's net revenues were $1.56 billion for the six-month period ended June 30, 2013, and $2.90 billion for the year ended December 31, 2012. Other than the Company's tenant concentration, management believes the current portfolio is reasonably diversified by geographical location and does not contain any other significant concentration of credit risks. The Company's portfolio of nineteen properties is diversified by location across thirteen jurisdictions.

Note 5—Subsequent Events

        Events subsequent to June 30, 2013 were evaluated through August 29, 2013 the date this schedule of real estate assets to be acquired by GLPI was made available to be issued and no additional events were identified requiring further disclosure in this schedule of real estate assets to be acquired by GLPI.

Report of Independent Registered Public Accounting Firm

Board of Directors
Penn National Gaming, Inc. and subsidiaries

        We have audited the accompanying consolidated balance sheet of Gaming and Leisure Properties, Inc. as of March 31, 2013. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Gaming and Leisure Properties, Inc. at March 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP Philadelphia, Pennsylvania May 13, 2013

Gaming and Leisure Properties, Inc.

Consolidated Balance Sheet

March 31, 2013

(amounts in thousands, except share data)

Assets
Cash	$—

Total assets	$—

Shareholder's Equity
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$—
Additional paid capital	—

Total shareholder's equity	$—

See accompanying notes to the consolidated balance sheet.

Gaming and Leisure Properties, Inc.

Notes to the Consolidated Balance Sheet

Note 1—Organization and Operations

        Gaming and Leisure Properties, Inc., (the "Company" or "GLPI") is a newly formed Pennsylvania corporation that was incorporated on February 13, 2013 and is a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") that will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the Hollywood Casino Baton Rouge and the Hollywood Casino Perryville, in connection with their proposed spin-off (the "Spin-Off"). GLPI's primary business following the Spin-Off will consist of acquiring, financing, and owning real estate property to be leased to gaming operators in "triple net" lease arrangements. Initially, GLPI's sole tenant will be a subsidiary of Penn under a master lease agreement (the "Master Lease"). Following the Spin-Off, GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        Penn's plan to separate its real estate assets from its operating assets consists of the following key transactions:

  •
  Reorganizing, through a series of internal corporate restructurings, such that:

  •
  Substantially all of Penn's owned real property at its casino operations will be held by GLPI; and

  •
  all of Penn's operations and other assets and liabilities will continue to be held by Penn;

  •
  To govern their ongoing relationship, Penn and GLPI or their respective subsidiaries, as applicable, will enter into certain agreements on or prior to the Spin-Off. These agreements include: (i) a separation and distribution agreement, providing for certain organizational matters, the mechanics related to the Spin-Off as well as other ongoing obligations of Penn and GLPI, (ii) the Master Lease pursuant to which GLP Capital, L.P., as landlord, will lease to a subsidiary of Penn, as tenant, the assets related to the business of Penn, excluding Hollywood Casino Baton Rouge and Hollywood Casino Perryville (the "TRS Properties"), (iii) an agreement relating to tax matters, (iv) an agreement pursuant to which Penn will provide certain services to GLPI on a transitional basis and (v) an agreement relating to employee matters;

  •
  For every share of Penn common stock and every 1/1,000th of a share of Penn Series C preferred stock that are owned by its shareholders on the record date, Penn will distribute one share of common stock of GLPI on the distribution date. Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off; and

  •
  GLPI electing and qualifying to be taxed as a REIT for U.S. federal income tax purposes, which GLPI currently expects to occur commencing with its taxable year beginning on January 1, 2014.

        With the exception of any earnings generated from the Company's taxable REIT subsidiaries, the Company generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes at least 90% of its taxable income to shareholders and maintains its intended qualification as a REIT.

Gaming and Leisure Properties, Inc.

Notes to the Consolidated Balance Sheet (Continued)

Note 2—Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying consolidated balance sheet of GLPI has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

  Use of Estimates

        The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the balance sheet and related notes. Actual results could differ from those estimates.

  Summary of Significant Accounting Policies

  Property and Equipment

        Property and equipment are stated at historical cost. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

        Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

  Cash and Cash Equivalents

        The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Gaming and Leisure Properties, Inc.

Notes to the Consolidated Balance Sheet (Continued)

Note 3—Subsequent Events

        Events subsequent to March 31, 2013 were evaluated through the date this consolidated balance sheet was issued and no additional events were identified requiring further disclosure in this consolidated balance sheet.

Gaming and Leisure Properties, Inc.

Consolidated Balance Sheets

(amounts in thousands, except share data)

	June 30, 2013 (unaudited)	March 31, 2013
Assets
Cash	$—	$—

Total assets	$—	$—

Shareholder's Equity
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$—	$—
Additional paid capital	—	$—

Total shareholder's equity	$—	$—

See accompanying notes to the consolidated balance sheets.

Gaming and Leisure Properties, Inc.

Notes to the Consolidated Balance Sheets

Note 1—Organization and Operations

        Gaming and Leisure Properties, Inc., (the "Company" or "GLPI") is a newly formed Pennsylvania corporation that was incorporated on February 13, 2013 and is a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") that will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interests and real estate development business, as well as the assets and liabilities of the Hollywood Casino Baton Rouge and the Hollywood Casino Perryville, in connection with their proposed spin-off (the "Spin-Off"). GLPI's primary business following the Spin-Off will consist of acquiring, financing, and owning real estate property to be leased to gaming operators in "triple net" lease arrangements. Initially, GLPI's sole tenant will be a subsidiary of Penn under a master lease agreement (the "Master Lease"). Following the Spin-Off, GLPI will be the first gaming-focused REIT, and expects to grow its portfolio by aggressively pursuing opportunities to acquire additional gaming facilities to lease to gaming operators, which may include Penn. GLPI also anticipates diversifying its portfolio over time, including by acquiring properties outside the gaming industry to lease to third parties.

        Penn's plan to separate its real estate assets from its operating assets consists of the following key transactions:

  •
  Reorganizing, through a series of internal corporate restructurings, such that:

  •
  Substantially all of Penn's owned real property at its casino operations will be held by GLPI; and

  •
  all of Penn's operations and other assets and liabilities will continue to be held by Penn;

  •
  To govern their ongoing relationship, Penn and GLPI or their respective subsidiaries, as applicable, will enter into certain agreements on or prior to the Spin-Off. These agreements include: (i) a separation and distribution agreement, providing for certain organizational matters, the mechanics related to the Spin-Off as well as other ongoing obligations of Penn and GLPI, (ii) the Master Lease pursuant to which GLP Capital, L.P., as landlord, will lease to a subsidiary of Penn, as tenant, the assets related to the business of Penn, excluding Hollywood Casino Baton Rouge and Hollywood Casino Perryville (the "TRS Properties"), (iii) an agreement relating to tax matters, (iv) an agreement pursuant to which Penn will provide certain services to GLPI on a transitional basis and (v) an agreement relating to employee matters;

  •
  For every share of Penn common stock and every 1/1,000th of a share of Penn Series C preferred stock that are owned by its shareholders on the record date, Penn will distribute one share of common stock of GLPI on the distribution date. Peter M. Carlino will exchange (i) shares of Penn common stock for shares of GLPI common stock prior to the Spin-Off and (ii) options to acquire Penn common stock for options to acquire GLPI common stock following the Spin-Off; and

  •
  GLPI electing and qualifying to be taxed as a REIT for U.S. federal income tax purposes, which GLPI currently expects to occur commencing with its taxable year beginning on January 1, 2014.

        With the exception of any earnings generated from the Company's taxable REIT subsidiaries, the Company generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes at least 90% of its taxable income to shareholders and maintains its intended qualification as a REIT.

Gaming and Leisure Properties, Inc.

Notes to the Consolidated Balance Sheets (Continued)

Note 2—Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying consolidated balance sheet of GLPI has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

  Use of Estimates

        The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the balance sheet and related notes. Actual results could differ from those estimates.

  Summary of Significant Accounting Policies

  Property and Equipment

        Property and equipment are stated at historical cost. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

        Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 31 years

        Leasehold improvements are depreciated over the shorter of the estimated useful life of the improvement or the related lease term.

        The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

        The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

  Cash and Cash Equivalents

        The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Gaming and Leisure Properties, Inc.

Notes to the Consolidated Balance Sheets (Continued)

Note 3—Subsequent Events

        Events subsequent to June 30, 2013 were evaluated through August 29, 2013, the date this consolidated balance sheet was available to be issued and no additional events were identified requiring further disclosure in this consolidated balance sheet.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution

        The following is a statement of the expenses estimated to be incurred by the Registrant in connection with the distribution of the securities registered under this Registration Statement:

Item	Amount
SEC Registration Fee		$366,143
Printing Fees and Expenses	$
NASDAQ Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Miscellaneous	$
Total	$

Item 32.    Sales to Special Parties

        On February 13, 2013, in connection with the initial capitalization of GLPI, we issued 1,000 shares of our common stock to CRC Holdings, Inc., a wholly-owned subsidiary of Penn for an aggregate purchase price of $10. CRC Holdings, Inc. will not hold these shares following the Spin-Off.

Item 33.    Recent Sales of Unregistered Securities

        On February 13, 2013, in connection with the initial capitalization of GLPI, we issued 1,000 shares of our common stock to CRC Holdings, Inc., a wholly-owned subsidiary of Penn for an aggregate purchase price of $10. CRC Holdings, Inc. will not hold these shares following the Spin-Off.

Item 34.    Indemnification of Directors and Officers

        Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters. As described below, we intend to indemnify our directors, officers and other such personnel to the fullest extent permitted by the PBCL.

        Our charter and bylaws require us to indemnify any person against all liability, loss and expense (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person by reason of the fact that he is or was a director or officer of GLPI, or is or was serving at our request as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise or entity, including service with respect to an employee benefit plan, its participants or beneficiaries, to the full extent permitted by applicable law. Pennsylvania law permits us to provide similar indemnification to our employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by us or in our right to procure a judgment in our favor. Insofar as indemnification for liabilities arising under the Securities Act of may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

        We purchase and maintain insurance on behalf of any person who is or was a director or officer of GLPI or an employee or agent of GLPI, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against that liability. Accordingly, we maintain directors' and officers' liability insurance to provide directors and officers with insurance coverage for losses, including those that arise from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

Item 35.    Treatment of Proceeds from Stock Being Registered

        Not applicable.

Item 36.    Financial Statements and Exhibits

  (a)
  Financial Statements:    See Index to Financial Statements.

  (b)
  Exhibits:    See Exhibit Index.

Item 37.    Undertakings

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wyomissing, Commonwealth of Pennsylvania, on September 23, 2013.

GAMING AND LEISURE PROPERTIES, INC.
By:	/s/ PETER M. CARLINO Peter M. Carlino Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER M. CARLINO Peter M. Carlino	Chief Executive Officer and Director (Principal Executive Officer)	September 23, 2013
/s/ WILLIAM J. CLIFFORD William J. Clifford	Chief Financial Officer (Principal Financial and Accounting Officer)	September 23, 2013

INDEX TO EXHIBITS

Exhibit	Description
2.1	Form of Separation and Distribution Agreement by and among Penn National Gaming, Inc. and Gaming and Leisure Properties, Inc.**
3.1	Form of Amended and Restated Certificate of Incorporation of Gaming and Leisure Properties, Inc.***
3.2	Form of Amended and Restated Bylaws of Gaming and Leisure Properties, Inc.***
5.1	Opinion of Pepper Hamilton LLP regarding the legality of the securities being issued*
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters*
10.1	Form of Master Lease Agreement among GLP Capital, L.P. and Penn Tenant, LLC***
10.2	Form of Tax Matters Agreement among Penn National Gaming, Inc. and Gaming and Leisure Properties, Inc.**
10.3	Form of Transition Services Agreement among Penn National Gaming, Inc. and Gaming and Leisure Properties, Inc.***
10.4	Form of Employee Matters Agreement among Penn National Gaming, Inc. and Gaming and Leisure Properties, Inc.**
10.5	2013 Long Term Incentive Compensation Plan of Gaming and Leisure Properties, Inc.**
21.1	Subsidiaries of Gaming and Leisure Properties, Inc.**
23.1	Consent of Ernst & Young LLP**
23.2	Consent of Pepper Hamilton LLP (included in Exhibit 5.1)*
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)*
23.4	Consent of Duff & Phelps, LLC**
24.1	Power of Attorney (included in signature page)***
99.1	Consent of Wesley R. Edens to being named as a prospective director***
99.2	Consent of David A. Handler to being named as a prospective director***
99.3	Consent of E. Scott Urdang to being named as a prospective director***
99.4	Consent of Joseph W. Marshall, III to being named as a prospective director***

*
To be filed by amendment

**
Filed herewith

***
Previously filed